FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

Banco Santander, S.A.
INCORPORATION BY REFERENCE
This report on Form 6-K/A, except for the last paragraph on page 17 of Item 1, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-173149) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Banco Santander, S.A.

Item

1	Third Quarter 2011 —results financial report

2	Third Quarter 2011 —results financial statements

Santander

2011

FINANCIAL REPORT
JANUARY - SEPTEMBER

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FINANCIAL REPORT 2011 JANUARY — SEPTEMBER

FINANCIAL REPORT 2011

2	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

CONTENTS
www.santander.com

KEY CONSOLIDATED DATA	5

HIGHLIGHTS OF THE PERIOD	6

CONSOLIDATED FINANCIAL REPORT	8

Income statement	9

Balance sheet	13

RISK MANAGEMENT	20

THE SANTANDER SHARE	23

INFORMATION BY PRINCIPAL SEGMENTS	24

Continental Europe	28

United Kingdom	36

Latin America	38

Sovereign	46

Corporate Activities	48

INFORMATION BY SECONDARY SEGMENTS	50

Retail Banking	50

Global Wholesale Banking	52

Asset Management and Insurance	54

CORPORATE GOVERNANCE	56

SIGNIFICANT EVENTS IN THE QUARTER	57

CORPORATE SOCIAL RESPONSIBILITY	58

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	3

GROSS INCOME
Million euros

+5.8%
9M'11 / 9M'10

29,371
31,436
33,254
9M'09
9M'10
9M'11

NET OPERATING INCOME AFTER PROVISIONS
Million euros

+6.6%
9M'11 / 9M'10

10,032
10,084
10,752
9M'09
9M'10
9M'11

ATTRIBUTABLE PROFIT
Million euros

-12.8%
9M'11 / 9M'10

6,740
6,080
5,303
9M'09
9M'10
9M'11

EARNINGS PER SHARE
Euros

-14.8%
9M'11 / 9M'10

0.7907
0.7010
0.5981
9M'09
9M'10
9M'11

EFFICIENCY RATIO
%

+1.4 p.p.
9M'11 / 9M'10

41.3
42.9
44.3
9M'09
9M'10
9M'11

CORE CAPITAL
%

+0.95 p.p.
Sep'11 / Sep'10

7.71
8.47
9.42
Sep'09
Sep'10
Sep'11

4	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

KEY CONSOLIDATED DATA

	9M’11	9M’10	Amount	(%)	2010
BALANCE SHEET (Million euros)
Total assets	1,250,476	1,235,712	14,764	1.2	1,217,501
Net customer loans	734,302	715,642	18,661	2.6	724,154
Customer deposits	619,911	601,293	18,618	3.1	616,376
Customer funds under management	976,598	984,195	(7,597)	(0.8)	985,269
Shareholders’ equity	79,144	73,753	5,391	7.3	75,273
Total managed funds	1,382,920	1,375,136	7,783	0.6	1,362,289

INCOME STATEMENT (Million euros)
Net interest income	22,853	21,896	957	4.4	29,224
Gross income	33,254	31,436	1,818	5.8	42,049
Net operating income	18,529	17,938	591	3.3	23,853
Profit from continuing operations	5,977	6,817	(841)	(12.3)	9,129
Attributable profit to the Group	5,303	6,080	(777)	(12.8)	8,181

EPS, PROFITABILITY AND EFFICIENCY (%)
EPS (euro)	0.5981	0.7010	(0.1030)	(14.7)	0.9418
Diluted EPS (euro)	0.5929	0.6949	(0.1021)	(14.7)	0.9356
ROE	9.47	11.75			11.80
ROTE	14.32	18.04			18.11
ROA	0.65	0.77			0.76
RoRWA	1.37	1.55			1.55
Efficiency ratio (with amortisations)	44.3	42.9			43.3

BIS II RATIOS AND NPL RATIOS (%)
Core capital	9.42	8.47			8.80
Tier I	10.74	9.72			10.02
BIS ratio	13.24	12.98			13.11
NPL ratio	3.86	3.42			3.55
NPL coverage	66	75			73

MARKET CAPITALISATION AND SHARES
Shares outstanding (millions at period-end)	8,440	8,229	211	2.6	8,329
Share price (euros)	6.224	9.317	(3.093)	(33.2)	7.928
Market capitalisation (million euros)	52,532	76,668	(24,136)	(31.5)	66,033
Book value (euro)	8.91	8.49			8.58
Price / Book value (X)	0.70	1.10			0.92
P/E ratio (X)	7.81	9.97			8.42

OTHER DATA
Number of shareholders	3,263,997	3,146,531	117,466	3.7	3,202,324
Number of employees	191,350	176,471	14,879	8.4	178,869
Continental Europe	63,934	54,551	9,383	17.2	54,518
o/w: Spain	33,214	33,536	(322)	(1.0)	33,694
United Kingdom	26,034	23,109	2,925	12.7	23,649
Latin America	90,106	87,765	2,341	2.7	89,526
Sovereign	8,950	8,539	411	4.8	8,647
Corporate Activities	2,326	2,507	(181)	(7.2)	2,529
Number of branches	14,709	13,907	802	5.8	14,082
Continental Europe	6,636	6,075	561	9.2	6,063
o/w: Spain	4,785	4,856	(71)	(1.5)	4,848
United Kingdom	1,386	1,328	58	4.4	1,416
Latin America	5,964	5,784	180	3.1	5,882
Sovereign	723	720	3	0.4	721

Note:
The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on October, 24 2011, following a favourable report from the Audit and Compliance Committee on October, 19 2011. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	5

HIGHLIGHTS OF THE PERIOD
INCOME STATEMENT: (pages 9 — 12)
•	The Group posted an attributable profit of EUR 1,803 million in a period marked by a difficult economic and financial environment
•
The profit for the first nine months was in EUR 5,303 million, 12.8% less than in the same period of 2010. Earnings per share were EUR 0.5981. The profit was 2.6% lower when excluding the provision of £538 million net of taxes for payment protection insurance remediation (PPI) in the UK made in the second quarter.

•	The Group continued to prove its capacity to generate high operating profits in a very complex environment. Net operating income after provisions increased 6.6% year-on-year.
•
Double-digit growth at Santander Consumer Finance and Sovereign, more moderate in Brazil and Latin America ex-Brazil and declines in the UK due to regulatory effects, Spain and Portugal, hard hit by the macroeconomic environment. Good performance of BZ WBK, which consolidated in the second quarter.

•	Retail Banking registered 8.0% growth, while GBM was more impacted by the market’s evolution.
•	The lines of the income statement reflect the main management focus:
•
Good performance of gross income (+5.8%). Net interest income and net fee income notched up another quarterly record. Lower gains on financial transactions and payment of dividends in the quarter due to the environment and seasonal features.

•	Operating expenses increased 9.1% because of new business projects, investments in technology and increased installed capacity (802 branches, 14,879 employees).

•	Provisions declined 1.0% thanks to falls at Santander Consumer Finance, the UK, Latin America ex-Brazil and Sovereign. Increases in Portugal and Brazil and virtually unchanged in Spain.
STRONG BALANCE SHEET: (pages 13 — 22)
•
Core capital ratio of 9.42% at the end of September, an increase of 22 basic points in the quarter and 62 b.p. over December 2010, after absorbing the impact of the entry of Banco Zachodni WBK and the charge in the UK (PPI), both in the second quarter.

•
Better financing structure (deposits plus medium and long-term funding to loans ratio of 116%, from 113% in September 2010). The liquidity ratio (loans-to-deposits) remained below 120%. Capturing deposits has been very selective this year, giving priority to the return, and activity in wholesale issues remained strong through good access to markets, which kept a solid liquidity position.

•	The Group’s non-performing loans and coverage ratios were 3.86% and 66%, respectively, at the end of September. The NPL ratio in Spain was 5.15% and coverage 46%.
SIGNIFICANT EVENTS IN THE QUARTER AND SUBSEQUENT ONES: (more detail on page 57)
•	Agreement for the entry of new partners in Santander Consumer USA. SC USA will increase its capital by approximately $1.15 billion.
•	The transaction values the company at $4 billion. Following this transaction, Santander will realize a capital gain of approximately $1 billion.
•
The capital gains resulting from this transaction and from the transaction signed in july with Zurich Financial Services, (about EUR 1,500 million) will be fully allocated in the fourth quarter to reinforce the Group’s balance sheet.

6	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

HIGHLIGHTS OF THE PERIOD
THE SANTANDER SHARE: (page 23)
•
The Santander share price was EUR 6.224 on September 30, 21.8% lower than at the end of June and 33.2% below that a year earlier. Its performance, however, was better than that of the DJ Stoxx Banks, the benchmark banking index (-28.0% and -36.2%, respectively).

•	The first interim dividend charged to 2011’s profits of EUR 0.135 gross in cash per share was paid on August 1, the same amount as that paid as the first interim dividend charged to 2010’s profits.
•
As a result of the good reception given in 2009 and 2010 to Santander Dividendo Elección (scrip dividend), this system will be used again in November for the second interim dividend. This means that shareholders can opt to receive the amount in cash (EUR 0.126 per share) or in shares.

BUSINESS AREAS: (more detail on pages 24-55)
•
Continental Europe: attributable profit of EUR 2,441 million, 10.9% less than in the first nine months of 2010 because of the fall in the units in Spain and Portugal. Santander Consumer Finance, on the other hand, performed well and its profit was 64.8% higher. BZ WBK contributed EUR 172 million in the six months since its consolidation into the Group.

•
United Kingdom: attributable profit of £659 million, very affected by the impact of £538 million charge for payment protection insurance (PPI) made in the second quarter. Excluding this charge, profit was £1,198 million, 8.6% lower.

•
Latin America: attributable profit of EUR 3,528 million, 3.0% more than in the first nine months of 2010. In local currency, growth was also 3.0% fuelled by higher net interest income and fee income driving gross income up 9.6% and offseting the larger investments in commercial capacity, provisions and taxes. Brazil’s attributable profit was EUR 1,973 million, 4.4% lower. In local currency it was 6.1% lower. Good performance in gross income offset by larger provisions, taxes and minority interests.

•	Sovereign: attributable profit of $554 million, 44.4% more than in the first nine months of 2010, with a good performance in gross income and a large fall in provisions.

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	7

CONSOLIDATED FINANCIAL REPORT
GENERAL BACKGROUND
Grupo Santander is conducting its business against a background of a sharper slowdown in the global economy. The bad US activity figures, and also in Europe in the second quarter and at the beginning of the third, together with uncertainty over the European sovereign debt crisis, pushed up risk aversion and eroded consumer and corporate confidence, producing lower than envisaged growth in the world economy.
•
US growth remained low (+1.3% quarter-on-quarter annualised in the second quarter after 0.4% in the first). The slowdown was sharper and longer than anticipated and confirms the weak recovery. This weakness is likely to continue, at least during the third quarter, judging by the employment figures and the state of household finances, particularly in the current context of volatility in the financial markets.

As a result, and with inflation under control (the underlying rate is close to 1.5%), the Federal Reserve continues to keep its eye on activity and remains committed to a soft monetary policy that supports growth,

•	In Latin America, some monetary policy decisions and, more recently, on exchange rates seek to anticipate this environment of low global growth before its impact on activity.

Brazil’s growth eased to 3.1% year-on-year from 4.2% in the first quarter. Despite very high inflation (7.3%) that is above target, the central bank started lowering interest rates with two cuts in its Selic rate (-100 b.p. to 11.5% in October). The bank believes that the deterioration in the international scenario, a tighter fiscal policy and measures to moderate capital inflows will be enough to reduce inflationary tensions. In addition, the interest rate move halted the real’s appreciation (BRL1.86/US$1 at the end of September compared to BRL1.56/US$ in June).

Mexico’s growth also slowed in the second quarter (+3.3% year-on-year compared to 4.6% in the first three months) because of lower exports, affected by the US, and reduced domestic demand. In this environment, the economy still maintains a dynamism that will enable it to grow by around 3.8% this year, similar to Brazil, according to the International Monetary Fund. Inflation, stable at reasonable levels (3.1% in September), kept official interest rates unchanged (4.5%) and opened up the possibility of cuts in 2012. The peso depreciated and ended September at MXN 13.8/US$1, a level not seen since the middle of 2008.

Chile’s growth remained strong in the second quarter (+6.8% y-o-y). Stable inflation (3.3% in September) and the deterioration of the external scenario led the central bank to stop raising interest rates at 5.25%. This caused the peso to depreciate to CLP 521/US$1 at the end of September, with a loss of relative value less than that of the region’s main currencies.

•
In the Eurozone, third quarter indicators continued to point to a deterioration of activity following the slowdown in the second quarter (+0.6% quarter-on-quarter annualised compared to 3.1% in the first three months), a process intensified by the financial tensions from the sovereign debt crisis. The euro depreciated against the dollar (US$1.35/EUR1 at the end of September). This could mean a reversal by the European Central Bank of the rises in interest rates which left the rate at 1.50% in July. Stable inflation (2.5% in August) and moving toward the goal in the coming quarters will facilitate the change.

There are significant divergences in growth in the euro zone. The growth of the three countries that have been bailed out has declined, while Italy and Spain are growing but are suffering the effects of the financial contagion. In Germany, after the sharp slowdown (to 0.5% in the second quarter from 5.5% in the first three months), the third quarter indicators continue to point to reasonable expansion.

The Spanish economy also grew less in the second quarter (+0.2% quarter-on-quarter annualised, down from 0.4% in the first three months). External demand is still the engine of growth, particularly exports of services (including tourism), as against domestic demand depressed by the decline in public consumption, weak investment (fall in construction) and further job losses. All of this moderated inflation (3.1% in September), a trend expected to continue.

•
The pattern of the slowdown in the UK was similar (+0.7% quarter-on-quarter annualised in the second quarter compared to 1.9% in the first three months), which is expected to continue in the third quarter because of weaker external and domestic demand. With inflation still very high (5.2% in September) and not expected to come down, the Bank of England focused on managing growth risks, keeping the base rate at 0.5% and implementing more quantitative easing. Sterling ended September stronger against a euro affected by the sovereign debt crisis (EUR 1.15/£1).

EXCHANGE RATES: 1 EURO / CURRENCY PARITY

	Average (income statement)		Period-end (balance sheet)
	9M’11	9M’10	30.09.11	31.12.10	30.09.10

US	$1.4055	1.3113	1.3503	1.3362	1.3648
Pound sterling	0.8711	0.8563	0.8667	0.8608	0.8600
Brazilian real	2.2928	2.3347	2.5067	2.2177	2.3201
New Mexican peso	16.9089	16.6655	18.5936	16.5475	17.1258
Chilean peso	666.5810	682.2170	703.7088	625.2748	661.3138
Argentine peso	5.7494	5.1068	5.6773	5.3074	5.4073
Polish zloty	4.0163	4.0023	4.4050	3.9750	3.9847

8	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT
GRUPO SANTANDER RESULTS
•	Gross income rose 5.8% year-on-year, due to the good evolution of net interest income (+4.4%) and fee income (+10.0%).
•	Worse evolution in the third quarter of gains on financial transactions (because of the market environment) and other operating income (seasonal impact on dividends received).
•	Operating expenses increased 9.1% because of new commercial projects, an increase in installed capacity and technology investments.
•	Loan-loss provisions were 1.0% lower, due to the reduction in specific provisions (-9.5%), offset by the smaller release of generic provisions.
•	Net operating income after provisions rose 6.6% year-on-year.
Attributable profit in first nine months was EUR 5,303 million, 12.8% less than in the same period of 2010. The fall was due to an impact of EUR 620 million (£538 million) net of tax from an extraordinary provision made in the second quarter related to Payment Protection Insurance (PPI) in the UK.
Moreover, this was negatively impacted by higher tax pressure, which absorbed 6 percentage points of the year-on-year profit growth.
INCOME STATEMENT
Million euros

			Variation
	9M’11	9M’10	Amount	(%)

Net interest income	22,853	21,896	957	4.4

Dividends	294	251	43	17.1
Income from equity-accounted method	16	13	3	26.0
Net fees	8,017	7,290	728	10.0
Gains (losses) on financial transactions	2,018	1,890	128	6.8
Other operating income/expenses	56	97	(41)	(42.2)

Gross income	33,254	31,436	1,818	5.8

Operating expenses	(14,725)	(13,498)	(1,227)	9.1
General administrative expenses	(13,150)	(12,088)	(1,061)	8.8
Personnel	(7,682)	(6,908)	(774)	11.2
Other general administrative expenses	(5,468)	(5,180)	(287)	5.5
Depreciation and amortisation	(1,575)	(1,409)	(166)	11.8

Net operating income	18,529	17,938	591	3.3

Net loan-loss provisions	(7,777)	(7,854)	78	(1.0)
Impairment losses on other assets	(184)	(161)	(23)	14.0
Other income	(2,290)	(1,057)	(1,234)	116.7

Profit before taxes	8,278	8,866	(588)	(6.6)

Tax on profit	(2,302)	(2,049)	(253)	12.3

Profit from continuing operations	5,977	6,817	(841)	(12.3)

Net profit from discontinued operations	(21)	(17)	(4)	25.7

Consolidated profit	5,955	6,800	(845)	(12.4)

Minority interests	652	720	(68)	(9.5)

Attributable profit to the Group	5,303	6,080	(777)	(12.8)

EPS (euros)	0.5981	0.7010	(0.1030)	(14.7)
Diluted EPS (euros)	0.5929	0.6949	(0.1021)	(14.7)

Pro memoria:
Average total assets	1,224,643	1,180,196	44,447	3.8
Average shareholders’ equity	74,687	68,990	5,697	8.3

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	9

CONSOLIDATED FINANCIAL REPORT
QUARTERLY
Million euros

	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11	Q2’11	Q3’11

Net interest income	7,122	7,378	7,396	7,329	7,514	7,638	7,700

Dividends	47	144	60	111	40	193	60
Income from equity-accounted method	3	5	5	4	5	5	6
Net fees	2,326	2,483	2,481	2,445	2,595	2,729	2,694
Gains (losses) on financial transactions	724	567	599	715	657	722	639
Other operating income/expenses	38	38	22	9	41	(2)	18

Gross income	10,260	10,614	10,563	10,613	10,852	11,285	11,117

Operating expenses	(4,263)	(4,548)	(4,687)	(4,698)	(4,824)	(4,908)	(4,994)
General administrative expenses	(3,812)	(4,070)	(4,206)	(4,168)	(4,314)	(4,380)	(4,456)
Personnel	(2,182)	(2,317)	(2,408)	(2,421)	(2,521)	(2,550)	(2,611)
Other general administrative expenses	(1,629)	(1,753)	(1,798)	(1,746)	(1,792)	(1,830)	(1,845)
Depreciation and amortisation	(451)	(478)	(481)	(531)	(510)	(528)	(538)

Net operating income	5,997	6,066	5,876	5,915	6,029	6,377	6,123

Net loan-loss provisions	(2,436)	(2,483)	(2,935)	(2,404)	(2,188)	(2,684)	(2,906)
Impairment losses on other assets	(57)	(63)	(41)	(310)	(48)	(52)	(84)
Other income	(331)	(362)	(364)	(16)	(550)	(1,379)	(361)

Profit before taxes	3,173	3,158	2,535	3,186	3,243	2,262	2,773

Tax on profit	(734)	(680)	(634)	(874)	(888)	(636)	(778)

Profit from continuing operations	2,439	2,477	1,901	2,311	2,355	1,627	1,995

Net profit from discontinued operations	(12)	(1)	(4)	(10)	(6)	(0)	(15)

Consolidated profit	2,427	2,476	1,897	2,301	2,349	1,626	1,980

Minority interests	212	246	262	201	241	234	177

Attributable profit to the Group	2,215	2,230	1,635	2,101	2,108	1,393	1,803

EPS (euros)	0.2553	0.2574	0.1884	0.2408	0.2382	0.1569	0.2030
Diluted EPS (euros)	0.2537	0.2558	0.1854	0.2406	0.2364	0.1558	0.2007
Net operating income after provisions, which is the best reflection of the underlying business, increased 6.6% year-on-year, spurred by growth in basic revenues (net interest income, fee income and insurance), mainly from retail banking which again increased in the quarter. Together with an economic environment, in which the degree of recovery varies by country, and in order to better interpret the results, several aspects need to be taken into account:
•
There is a perimeter impact of around 3 p.p. in revenues and expenses due to the change in perimeter, mainly resulting from the consolidation of Bank Zachodni WBK and to a lesser extent from AIG in Poland and SEB in Germany (Santander Retail).

•
The first nine month’s results do not include the capital gains from the agreement with Zurich Financial Services signed in July and from the entry of partners in Santander Consumer USA capital agreed in October. Both operations (about EUR 1,500 million net of tax) will be recorded in the fourth quarter and will be used to strengthen the Group’s balance sheet.

•
Lastly, the exchange rate impact of the various currencies against the euro is virtually zero (less than one p.p. negative) in the comparison of gross income and operating expenses with the first nine months of 2010. By large geographic areas, in the UK and Sovereign there is a negative impact of 2 and 7 p.p., respectively, while in Latin America there is a positive impact of 1 percentage point.

The performance of the income statement and comparisons between the first nine months of 2010 and the same period of 2011 was as follows:
Gross income was EUR 33,254 million, 5.8% higher year-on-year (+3.9% excluding the perimeter and exchange rate effects) and strongly backed by basic revenues (+5.9%).
•	Net interest income rose 4.4% to EUR 22,853 million. This was due to the net impact of several factors.
•	On the one hand, there was a positive effect from the moderate increase in volumes and the improvement in the spreads on loans for the whole Group (from 3.59% to 3.84%).

•	Spreads on deposits which compare negatively with previous quarters, are already at the same levels (0.30% in 2010 and 0.29% in 2011).

10	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT
•	Negative impact from the higher cost of wholesale funding and the greater regulatory requirements for liquidity in some countries, mainly the UK.
•
Net fee income increased 10.0%, with a favourable performance of those from insurance and services. The latter showed rises in almost all lines: cards, demand deposits, etc. On the other hand, income from securities and custody was lower and virtually unchanged from mutual and pension funds.

NET FEES
Million euros

			Variation
	9M’11	9M’10	Amount	(%)

Fees from services	4,678	4,205	473	11.3
Mutual & pension funds	945	951	(6)	(0.6)
Securities and custody	508	587	(79)	(13.5)
Insurance	1,886	1,546	340	22.0

Net fee income	8,017	7,290	728	10.0

•
Gains on financial transactions increased 6.8%, year-on-year, largely due to Corporate Activities (positive impact of hedging exchange rates compared to losses in 2010), as the operating areas declined because of lower GBM gains, for two reasons. The second and third quarters of 2011 were weak, affected by the environment, whereas in 2010 gains were very high. The relative share of gains on financial transactions in total revenues remained very low at 6%.

•	The rest of revenues (dividends, income accounted for by the equity method and other operating income) rose 1.5% to EUR 366 million.

Gross income in the third quarter was 5.2% higher than in the same period of 2010, due to the good performance of basic revenues (+5.3%), and 1.5% lower between the third and second quarters of 2011, because gains on financial transactions were lower (affected by the environment) and also dividends received (seasonal effect), as basic revenues remained stable over the second quarter.

OPERATING EXPENSES
Million euros

			Variation
	9M’11	9M’10	Amount	(%)

Personnel expenses	7,682	6,908	774	11.2
General expenses	5,468	5,180	287	5.5
Information technology	670	633	36	5.7
Communications	510	491	19	3.9
Advertising	494	467	27	5.7
Buildings and premises	1,230	1,162	68	5.9
Printed and office material	126	140	(13)	(9.5)
Taxes (other than profit tax)	294	269	25	9.3
Other expenses	2,144	2,018	126	6.2

Personnel and gen. expenses	13,150	12,088	1,061	8.8

Depreciation and amortisation	1,575	1,409	166	11.8

Total operating expenses	14,725	13,498	1,227	9.1

Operating expenses rose 9.1% year-on-year and 6.3% excluding the perimeter and exchange rate effects. The year-on-year performance varied throughout the Group.
In Europe, both the large retail units (Santander Branch Network, Banesto and Portugal) as well as the UK recorded falls in expenses in real terms. Of note were the reductions of 1.8% in Portugal, 1.7% in Banesto and around 1% in the Santander Branch Network.
The global units (GBM and Asset Management) registered higher growth in expenses (+5.9%) because of investments in equipment and technology with the double purpose of strengthening the positions attained in key markets and businesses in previous years, and developing new initiatives, such as the distribution of fixed income products in Europe.
In Latin America, the 11.4% rise (at constant exchange rates) is linked to the drive in new commercial projects, the increase in installed capacity, the restructuring of points of attention, particularly in Brazil, and the revision of collective bargaining agreements in an environment of higher inflation.

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	11

CONSOLIDATED FINANCIAL REPORT
NET LOAN-LOSS PROVISIONS
Million euros

			Variation
	9M’11	9M’10	Amount	(%)

Non performing loans	9,017	8,700	317	3.6
Country-risk	5	(2)	7	—
Recovery of written-off assets	(1,245)	(844)	(401)	47.6

Total	7,777	7,854	(78)	(1.0)

Lastly, Sovereign also shows in the comparison with the same period of 2010 (+8.1% in dollars) the impact of investments in technology and commercial structure begun in the second half of 2010.
Net operating income in the first nine months was EUR 18,529 million, 3.3% more than in the same period of 2010 (+2.0% without the perimeter and exchange rate effects) and better than in the first half.
This performance showed the Group’s capacity to continue to generate revenues in a difficult context and comfortably absorb the provisions made for loan losses, which at EUR 7,777 million were 1.0% less than in the first nine months of 2010 (-1.8% excluding the perimeter and exchange rate effects). This was due to the reduced release of generic provisions, as specific ones declined 9.5%, favoured by the charge in the third quarter of 2010 related to Circular 3/2010 of the Bank of Spain.
Similar comments can be made for Spain, where total provisions dropped 1.0% and specific ones 33.7% (-15.1% excluding the impact of the Bank of Spain Circular). There were significant reductions in provisions in the UK, Latin America ex-Brazil, Sovereign and Santander Consumer Finance (including the incorporation of new units). There were rises in Portugal, reflecting the economic difficulties, and in Brazil because of the greater growth in the balance sheet and an increase in the sector’s NPLs in the first half of the year.
Net operating income after provisions was EUR 10,752 million, 6.6% more than in the first nine months of 2010 (+5.0% excluding the perimeter and exchange-rate impacts).
There were strong rises in these results (without the perimeter and exchange-rate effects) in Santander Consumer Finance (+59.5%) and Sovereign (+58.5%) and more moderate in Brazil (+3.2%) and Latin America ex-Brazil (+1.0%). On the other hand there were declines in the UK (-3.9%), after absorbing the significant effects of the regulatory changes, as commented on in greater detail in the relevant section, Spain (-23.1%) and Portugal (-43.9%).
Asset impairment losses and other results were EUR 2,474 million negative compared to EUR 1,218 million, also negative, in the first nine months of 2010, largely due to the provision made in the second quarter for EUR 842 million gross for payment protection insurance remediation (PPI) in the UK.
Profit before tax was 6.6% lower year-on-year at EUR 8,278 million (-8.6% excluding the perimeter and exchange rate effects). The tax charge increased 12.3% to EUR 2,302 million, mainly due to Brazil, Latin America ex-Brazil, Sovereign and Corporate Activities.
The profit from continued operations, after the tax charge, was EUR 5,977 million (-12.3% y-o-y). Attributable profit, after incorporating discontinued operations and minority interests, was EUR 5,303 million (-12.8% y-o-y).
Earnings per share in the first nine months were EUR 0.5981, 14.7% less than in the same period of 2010. These items were slightly affected by the capital increases in 2010 and the beginning of 2011 to convert Valores Santander (convertible bonds) and tend to the remuneration in shares for those shareholders than chose this option, as no adjustment was made retroactively to the number of shares of previous periods.
All the figures pertaining to profits are affected by the extraordinary provision for PPI made in the second quarter, as already commented on. Excluding this provision, attributable profit reached EUR 5,923 million, 2.6% less than in the same period of 2010. Earnings per share were EUR 0.6680 (-4.7% lower y-o-y).
The Group’s ROE was 9.5% and ROTE (measured as attributable profit / shareholders equity less goodwill) was 14.3%.

12	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT
BALANCE SHEET
Million euros

			Variation
	30.09.11	30.09.10	Amount	(%)	31.12.10

ASSET
Cash on hand and deposits at central banks	84,050	69,183	14,867	21.5	77,785

Trading portfolio	191,440	180,566	10,874	6.0	156,762
Debt securities	60,033	58,085	1,948	3.4	57,871
Customer loans	1,973	612	1,361	222.4	755
Equities	6,432	7,746	(1,314)	(17.0)	8,850
Trading derivatives	102,217	93,855	8,362	8.9	73,069
Deposits from credit institutions	20,785	20,267	518	2.6	16,216

Other financial assets at fair value	27,875	41,611	(13,736)	(33.0)	39,480
Customer loans	11,039	9,446	1,593	16.9	7,777
Other (deposits at credit institutions, debt securities and equities)	16,836	32,166	(15,330)	(47.7)	31,703

Available-for-sale financial assets	79,410	83,191	(3,781)	(4.5)	86,235
Debt securities	73,875	76,477	(2,602)	(3.4)	79,689
Equities	5,535	6,714	(1,179)	(17.6)	6,546

Loans	772,144	773,021	(877)	(0.1)	768,858
Deposits at credit institutions	43,778	58,045	(14,267)	(24.6)	44,808
Customer loans	721,291	705,584	15,707	2.2	715,621
Debt securities	7,075	9,392	(2,317)	(24.7)	8,429

Investments	1,212	283	928	327.5	273

Intangible assets and property and equipment	17,102	12,969	4,133	31.9	14,584

Goodwill	25,914	23,928	1,986	8.3	24,622

Other	51,330	50,959	370	0.7	48,901

Total assets	1,250,476	1,235,712	14,764	1.2	1,217,501

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trading portfolio	168,751	157,895	10,856	6.9	136,772
Customer deposits	15,368	5,567	9,801	176.1	7,849
Marketable debt securities	1,507	380	1,127	296.8	365
Trading derivatives	101,557	94,292	7,265	7.7	75,279
Other	50,318	57,656	(7,338)	(12.7)	53,279

Other financial liabilities at fair value	66,940	48,942	17,997	36.8	51,020
Customer deposits	43,415	29,074	14,341	49.3	27,142
Marketable debt securities	8,432	7,918	514	6.5	4,278
Due to central banks and credit institutions	15,093	11,951	3,142	26.3	19,600

Financial liabilities at amortized cost	887,244	902,505	(15,261)	(1.7)	898,969
Due to central banks and credit institutions	93,435	82,468	10,968	13.3	79,537
Customer deposits	561,128	566,653	(5,524)	(1.0)	581,385
Marketable debt securities	187,750	200,138	(12,388)	(6.2)	188,229
Subordinated debt	25,848	32,287	(6,440)	(19.9)	30,475
Other financial liabilities	19,082	20,959	(1,877)	(9.0)	19,343

Insurance liabilities	9,894	6,527	3,367	51.6	10,449

Provisions	15,198	16,756	(1,558)	(9.3)	15,660

Other liability accounts	24,160	26,827	(2,667)	(9.9)	23,717

Total liabilities	1,172,187	1,159,453	12,734	1.1	1,136,586

Shareholders’ equity	79,144	73,753	5,391	7.3	77,334
Capital stock	4,220	4,114	106	2.6	4,165
Reserves	70,762	64,672	6,091	9.4	66,258
Attributable profit to the Group	5,303	6,080	(777)	(12.8)	8,181
Less: dividends	(1,141)	(1,113)	(29)	2.6	(1,270)

Equity adjustments by valuation	(6,519)	(2,866)	(3,653)	127.4	(2,315)

Minority interests	5,664	5,372	292	5.4	5,896

Total equity	78,289	76,259	2,030	2.7	80,914

Total liabilities and equity	1,250,476	1,235,712	14,764	1.2	1,217,501

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	13

CONSOLIDATED FINANCIAL REPORT
GRUPO SANTANDER BALANCE SHEET
Activity continued to reflect the market context:
•	Lower demand for loans in developed markets (-6% in Spain and -13% in Portugal).

•	Growth of 19% in lending in Latin America.

•	In funds, special watch on costs and preference for deposits throughout the Group.
Core capital at 9.42%, very solid as befits Grupo Santander’s business model and risk profile.
Shareholders’ equity per share increased again (+EUR 0.18 in the third quarter and +EUR 0.33 in the first nine months) to EUR 8.91.
Total managed funds at the end of September amounted to EUR 1,382,920 million, of which EUR 1,250,476 million (90%) were on-balance sheet and the rest off-balance sheet mutual and pension funds and managed portfolios.
Two factors need to be taken into account in the year-on-year comparisons:
•
A positive impact from the perimeter effect of incorporating to the Group the retail banking business of SEB in Germany (Santander Retail) in Santander Consumer Finance, the consolidation of Bank Zachodni WBK in Poland and the purchase of a mortgage portfolio in Mexico.

•
A negative one from the depreciation against the euro (end of period rates) of the sterling (1%), the Mexican peso (8%), the Brazilian real (7%) and the Chilean peso (6%). The dollar appreciated 1% against the euro.

The joint impact on changes in customer balances was two percentage points negative in lending and in customer funds.
Lending
The Group’s net lending amounted to EUR 734,302 million, 3% higher than in September 2010. Eliminating the exchange rate and perimeter effects it was 4% higher.
The geographic distribution (principal segments) was also very different by markets.
In Continental Europe, Spain and Portugal’s lending fell by 6% and 13% respectively over September 2010, due to deleveraging. Santander Consumer Finance’s lending increased 10%, partly due to the perimeter effect. The incorporation of Bank Zachodni WBK increased the Group’s net lending by EUR 8,219 million.

14	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT
CUSTOMER LOANS
Million euros

			Variation
	30.09.11	30.09.10	Amount	(%)	31.12.10

Public sector	12,340	12,054	286	2.4	12,137
Other residents	205,225	217,421	(12,196)	(5.6)	217,497
Commercial bills	9,075	10,203	(1,128)	(11.1)	11,146
Secured loans	121,016	128,360	(7,344)	(5.7)	127,472
Other loans	75,135	78,858	(3,723)	(4.7)	78,879
Non-resident sector	536,267	505,753	30,514	6.0	514,217
Secured loans	326,079	307,683	18,397	6.0	311,048
Other loans	210,187	198,070	12,118	6.1	203,168

Gross customer loans	753,832	735,227	18,604	2.5	743,851

Loan-loss allowances	19,529	19,586	(56)	(0.3)	19,697

Net customer loans	734,302	715,642	18,661	2.6	724,154

Pro memoria: Doubtful loans	30,124	26,659	3,465	13.0	27,908
Public sector	88	33	56	171.4	42
Other residents	13,708	11,232	2,476	22.0	12,106
Non-resident sector	16,328	15,394	934	6.1	15,759
•	Gross lending in Spain amounted to EUR 226,383 million, with an adequate structure (details further on).
Loans to the public sector amounted to EUR 12,340 million, +2.4% in the last twelve months.

Lending to individuals amounted to EUR 86,099 million, of which EUR 58,554 million were mortgages for homes. These are the healthiest part and with the least risk of further deterioration of the portfolio in Spain because of the different features of this product compared to similar ones in other countries. For example, the principle is amortised as of the first day, the borrowers’ responsibility extends to all their assets and almost all loans are for residences in ownership, with a very low expected loss.

In the specific case of Grupo Santander, the portfolio is mostly composed of mortgages that are for the first residence, with an expected loss of around 0.6%. There is a large concentration of loans in the lowest tranches of loan-to-value (87% with an LTV lower than 80%) and the NPL ratio is very low (2.5%).

Loans to SMEs and companies amounted to EUR 104,067 million.

Loans to the construction and real estate sector, for real estate purposes (the one with the greatest risk) stood at EUR 24,369 million, after falling further in the quarter (-EUR 978 million). The total reduction for the year was EUR 2,965 million (-11%).

The Group maintained in the year the strategy of previous years to reduce exposure to this segment of greater risk. The total reduction in the last three years amounts to EUR 13,300 million (-35%).
In relative terms, this figure is also declining and represents only 3.2% of the Group’s lending and 10.8% of its total loans in Spain.
•
In Portugal, the fall in lending (13% year-on-year) was mainly due to large companies, as there was a shift from loans to capital markets. In addition, balances in construction and real estate, which represent only 4% of lending, declined 9% in the year to September 2011. Balances with individuals dropped 2%.

•
Santander Consumer Finance’s balance increased 10% since September 2010, due to organic growth and the integration of Germany, as commented on in greater detail in the section on this area. New loans were 12% higher year-on-year.

In the United Kingdom, the balance of customer loans remained stable in the last 12 months. In local criteria, residential mortgages, in a still depressed market, were stable, while loans to SMEs increased 27%, gaining further market share. Personal loans, reflecting the policy in the last few years of reducing them, declined 15% year-on-year.
Lending in Latin America increased 19% year-on-year excluding the exchange rate impact, due to organic growth and the incorporation of GE’s mortgage portfolio in Mexico. Loans rose 19% in local currency in Brazil, 14% in Chile and 32% in Mexico (+24% excluding the impact of the portfolio acquired).

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	15

CONSOLIDATED FINANCIAL REPORT
CUSTOMER FUNDS UNDER MANAGEMENT
Million euros

			Variation
	30.09.11	30.09.10	Amount	(%)	31.12.10

Public sector	6,994	11,935	(4,941)	(41.4)	9,655
Other residents	161,571	157,895	3,676	2.3	161,096
Demand deposits	67,523	66,505	1,018	1.5	67,077
Time deposits	64,875	81,300	(16,425)	(20.2)	81,145
REPOs	29,172	10,090	19,082	189.1	12,873
Non-resident sector	451,346	431,463	19,883	4.6	445,625
Demand deposits	215,260	206,923	8,337	4.0	210,490
Time deposits	194,539	190,920	3,619	1.9	197,590
REPOs	32,034	27,303	4,731	17.3	30,623
Public Sector	9,514	6,317	3,196	50.6	6,922

Customer deposits	619,911	601,293	18,618	3.1	616,376

Debt securities	197,689	208,435	(10,746)	(5.2)	192,872
Subordinated debt	25,848	32,287	(6,440)	(19.9)	30,475

On-balance-sheet customer funds	843,448	842,016	1,432	0.2	839,723

Mutual funds	103,755	107,833	(4,079)	(3.8)	113,510
Pension funds	9,893	10,865	(972)	(8.9)	10,965
Managed portfolios	18,796	20,726	(1,931)	(9.3)	20,314
Savings-insurance policies	707	2,755	(2,048)	(74.4)	758

Other customer funds under management	133,150	142,179	(9,030)	(6.4)	145,547

Customer funds under management	976,598	984,195	(7,597)	(0.8)	985,269

Sovereign’s loans rose 5% in dollars in local criteria, due to the increase in the most attractive mortgage segments (residential and multifamily), which grew 10% year-on-year, and the acquisition in January 2011 of a consumer credit portfolio from GE. Both effects comfortably offset the exit from higher risk segments and from those not considered strategic for the Group.
At the end of the third quarter, Continental Europe accounted for 45% of the Group’s total lending (30% Spain), the UK 33%, Latin America 17% (10% Brazil) and Sovereign 5%.
If the comparison is made between the months of September and June, and excluding the perimeter and exchange rate effects, loans increased 1%, with the following structure: Continental Europe (-1%), the same as Spain; the UK (+2%);Latin America (+7% and +9% for Brazil) and Sovereign remained unchanged.
Customer funds under management
Total managed funds at the end of September amounted to EUR 976,598 million, 1% lower year-on-year.
After deducting the perimeter and forex effects, which had a negative impact, the increase was 1% distributed as follows: 2% drop in total deposits without repos (demand deposits: +1%; time: -6%), the aggregate of mutual and pension funds declined 3% and the balance of repos, marketable securities and subordinated debt rose 3%.

16	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT
MUTUAL FUNDS
Million euros

	30.09.11	30.09.10	Var (%)

Spain	28,331	38,257	(25.9)
Portugal	2,159	3,496	(38.2)
Poland	1,888
United Kingdom	14,686	13,704	7.2
Latin America	56,691	52,377	8.2

Total	103,755	107,833	(3.8)

Deposits grew 3% in Continental Europe.
•
In Spain, the strategy followed in the renewal of funds captured in the campaign of 2010 was to give priority to improved costs over volumes. As a result, deposits without repos fell 11% year-on-year. However, if one compares the balances at the start of the campaign with those at the end of September, growth was more than EUR 21,000 million (+16%).

•	Santander Consumer Finance’s deposits increased 34% year-on-year and Portugal’s 15%. The liquidity position was significantly better.

•	The incorporation of Bank Zachodni WBK contributed EUR 12,127 million to the Group, of which EUR 9,936 million were deposits.
In the UK, customer deposits increased 4% in sterling year-on-year and mutual funds rose 8%.
In Latin America, deposits grew 23% in Chile, 13% in Mexico and 4% in Brazil, with generalised growth in time and demand deposits, except for Brazil in the latter, which remains virtually flat. Mutual funds increased 24% in Brazil, 4% in Mexico and declined 5% in Chile. Bank savings excluding the exchange rate effect rose 11%.
PENSION FUNDS
Million euros

	30.09.11	30.09.10	Var (%)

Spain	8,910	9,551	(6.7)
Portugal	983	1,314	(25.2)

Total	9,893	10,865	(8.9)

Lastly, Sovereign’s deposits increased 15% in dollars in the last 12 months.
Continental Europe accounted at the end of September for 39% of managed customer funds (28% Spain), the UK 31%, Latin America 26% (Brazil 15%) and Sovereign 4%.
Taking just the third quarter, and eliminating the impact of exchange rates, managed funds declined 1%. In Continental Europe and the UK they dropped 3%, rose 1% in Latin America and remained stable at Sovereign.
As well as capturing large volumes of funds in the last 18 months, the Group, for strategic reasons, maintained an active policy of issuing securities in the international fixed income markets.
The Group issued in the first nine months of 2011 EUR 21,470 million, EUR 14,383 million and EUR 262 million of senior debt, covered bonds and subordinated debt, respectively.
This issuing activity underscore the Group’s capacity via its parent bank, Banco Santander, and its main subsidiaries to access the different institutional markets in the countries where it operates: Banesto, Santander Totta, Santander UK/Chile/Brazil/Mexico, Sovereign and the units of Santander Consumer Finance, although at higher prices because of the markets’ situation.
As regards securitisations, the Group’s subsidiaries placed in the market during the first nine months a total of EUR 19,559 million.
Issues of senior debt, covered bonds and subordinated debt that matured in this period were EUR 14,825 million, EUR 6,200 million and EUR 4,509 million, respectively.
This capturing of stable funds, via deposits and issues, combined with the trend of reduced growth in lending, brought the loan-to-deposit ratio to 118% (119% in September 2010). The ratio of deposits plus medium and long-term funding to the Group’s loans increased to 116%, underscoring the appropriate structure of funding the Group’s lending.
The Group’s access to wholesale funding markets, as well as the cost of issues depends partly on our credit ratings. A downgrade in our credit ratings could increase the cost of issues and reduce our access to funding in general.

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	17

CONSOLIDATED FINANCIAL REPORT
RATING AGENCIES

	Long	Short	Financial
	term	term	strength

Standard & Poor’s	AA-	A1 +
Fitch Ratings	AA-	F1 +	A/B
Moody’s	Aa3	P1	B-
DBRS	AA	R1(high)
At the time of publication of this report, the Group’s long-term ratings were investment grade from the main rating agencies, as follows:
The rating agencies regularly review the Group and its ratings. The long-term debt rating depends on a series of factors including financial solvency and other circumstances that generally affect the financial industry. The latest reviews are as follows:
•	DBRS confirmed in August the long-term debt rating at AA, changing the outlook from stable to negative after doing the same for Spanish sovereign debt.

•
Fitch Ratings on October 11 downgraded six Spanish banks, indicating that this was due to the downgrade of the Kingdom of Spain to AA-, as well as to the fact that banks worldwide and particularly in Europe, face challenges in fundamentals and in the markets. As a result, Fitch ratings for the Group are AA- with negative outlook.

•
Also on October 11, Standard & Poor’s downgraded Spanish banks because it believes the sluggish growth prospects, the still depressed real estate market and increased turbulence in capital markets will impact financial entities in the coming months. The Group long-term debt ratings are AA- with negative outlook.

•
Moody’s on October 19 also downgraded Spanish entities as a result of downgrading Spain’s sovereign debt to A1. The long-term debt ratings of Banco Santander were downgraded from Aa2 to Aa3, maintaining a negative outlook.

All the agencies confirmed their short-term debt ratings.
Other items of the balance sheet
Total goodwill was EUR 25,914 million at the end of September, EUR 1,986 million more than a year earlier because of the net impact of the entry of BZ WBK, Santander Retail in Germany and GE’s portfolio in Mexico and the reduction caused by exchange rates.
Of note in the rest of the items were:
•
Cash on hand and deposits in central banks rose from EUR 69,183 million in September 2010 to EUR 84,050 million a year later, mainly located in Brazil and the UK, due to the tougher regulations on liquidity requirements established by their central banks, and in Spain.

•
Trading derivatives increased, both in assets as well as liabilities (+EUR 8,362 million and +EUR 7,265 million, respectively), due to the evolution of the market value, mainly of interest rate swaps. The balance at the end of September was EUR 102,217 in assets and EUR 101,557 million in liabilities.

TOTAL EQUITY AND CAPITAL WITH THE NATURE OF FINANCIAL LIABILITIES
Million euros

			Variation
	30.09.11	30.09.10	Amount	(%)	31.12.10

Capital stock	4,220	4,114	106	2.6	4,165
Additional paid-in surplus	29,446	29,305	141	0.5	29,457
Reserves	41,592	35,554	6,039	17.0	36,993
Treasury stock	(276)	(187)	(89)	47.5	(192)

Shareholders’ equity (before profit and dividends)	74,982	68,786	6,196	9.0	70,423

Attributable profit	5,303	6,080	(777)	(12.8)	8,181
Interim dividend distributed	(1,141)	(1,113)	(29)	2.6	(1,270)
Interim dividend not distributed	—	—	—	—	(2,060)

Shareholders’ equity (after retained profit)	79,144	73,753	5,391	7.3	75,273

Valuation adjustments	(6,519)	(2,866)	(3,653)	127.4	(2,315)
Minority interests	5,664	5,372	292	5.4	5,896

Total equity (after retained profit)	78,289	76,259	2,030	2.7	78,854

Preferred shares and securities in subordinated debt	7,125	7,177	(52)	(0.7)	7,352

Total equity and capital with the nature of financial liabilities	85,414	83,436	1,978	2.4	86,207

18	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT
Shareholders’ equity and solvency ratios
Total shareholders’ equity, after retained profit, was 7% higher year-on-year at EUR 79,144 million (+EUR 5,391 million), due to the increase in reserves.
Including minority interests, preference shares and valuation adjustments, total net equity and capital with the nature of financial liabilities stood at EUR 85,414 million at the end of September (+EUR 1,978 million in 12 months). The change in valuation adjustments over September 2010 (-EUR 3,653 million), was basically due to the negative impact on the value of subsidiaries abroad of exchange rates (partly covered by hedging). It also includes the negative impact of exchange rates on goodwill, neutral in terms of capital ratios as the same happened on the asset side.
As regards capital ratios, Grupo Santander’s eligible shareholders’ equity, in accordance with the criteria of the Bank for International Settlements (BIS II), amounted to EUR 74,008 million (EUR 29,305 million surplus, 66% above the minimum requirement).
The core capital ratio was 9.42%, after improving 22 b.p. in the quarter. Since the end of 2010 increased 62 b.p., after absorbing the impact of the incorporation of BZ WBK and of the one-off related to the UK (PPI), both in the second quarter.
The core capital is of very high quality, solid and adjusted to our risk profile.
Tier I was 10.74% and the BIS ratio 13.24%.
Lastly, of note is the Group’s sustained capacity to generate retained profits, after deducting dividends in accordance with the Group’s pay-out policy. At the end of September, shareholders’ equity per share was EUR 8.91 (+EUR 0.33 since the end of 2010), an increase that is added to those in the last four years.
COMPUTABLE CAPITAL AND BIS II RATIO
Million euros

			Variation
	30.09.11	30.09.10	Amount		(%)	31.12.10

Core capital	52,638	50,307	2,331		4.6	53,205
Basic capital	60,030	57,718	2,312		4.0	60,617
Supplementary capital	16,480	21,468	(4,987)		(23.2)	20,670
Deductions	(2,502)	(2,118)	(383)		18.1	(2,011)

Computable capital	74,008	77,067	(3,059)		(4.0)	79,276

Risk-weighted assets	558,789	593,693	(34,904)		(5.9)	604,885

BIS II ratio	13.24	12.98	0.26	p.		13.11
Tier I (before deductions)	10.74	9.72	1.02	p.		10.02
Core capital	9.42	8.47	0.95	p.		8.80

Shareholders’ equity surplus (BIS II ratio)	29,305	29,572	(267)		(0.9)	30,885

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	19

RISK MANAGEMENT
RISK MANAGEMENT
•	Prudent risk management that mitigates the impact of the deterioration of the economic environment in some markets.

•	The Group’s NPL ratio was 3.86% (+8 b.p in the quarter) and coverage 66%.

•	Strong improvement in the quarter at Sovereign and SCF and stability in the other large units, except in Spain, whose NPL ratio remains on an upward trend.

•	Loans with real estate purposes in Spain declined EUR 978 million in the quarter (-EUR 2,965 million, -11%, since December 2010). Their share in the Group’s total lending dropped to 3.2%.
Credit risk
The still weak economic growth in some countries is continuing to produce rises in non-performing loans (NPLs), linked to both the increase in bad and doubtful loans as well as to the slower pace of growth in lending.
Active management of the portfolio is reflected in an improvement in the risk premium for the whole Group and its main business units, which led to a slower pace of growth in NPLs in the last few quarters.
The risk premium was 1.67% at the end of September, well below the high of 2.47% in the third quarter of 2009.
Bad and doubtful loans stood at EUR 30,910 million at the end of September, 13.7% more than a year earlier.
Grupo Santander’s NPL ratio was 3.86%, 8 b.p. more than at the end of June 2011 and +44 b.p. since September 2010, partly affected by the incorporation of BZ WBK and the portfolio acquired in Mexico whose NPL ratio is higher than the Group’s average (3.82% excluding this impact).
Total loan loss provisions amounted to EUR 20,403 million, of which EUR 5,103 million (25%) were generic provisions.
Loan-loss provisions have risen by EUR 7,540 million since the end of 2008 (+59%), underscoring the effort made in the last three years. Coverage was 66%.
•	The NPL ratio in Spain is 5.15%, well below that of the banking sector as a whole, and coverage 46%. The ratio increased 34 b.p. in the third quarter and 127 b.p. in 12 months,

In Spain, 90% of the portfolio (including mortgages and companies) has an excellent NPL ratio of 3.2%. The ratio for mortgages for homes is 2.5%, while the remainder of the portfolio, (public sector, individual customers and companies without real estate purposes) has a ratio of 3.4%. NPLs remain stable in both cases in the last quarter.

20	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

RISK MANAGEMENT
The higher total NPL ratio, therefore, is because of the NPL ratio of the real estate and construction sector with real estate purposes (24.9%). This ratio reflects, on the one hand, the higher NPL ratio in the segment of the economy and, on the other, the Group’s anticipative policy.
This policy is reflected in the fact that of the EUR 6,062 million recorded as doubtful loans, around 40% is up to date with payments. In addition, EUR 3,425 million is recorded as substandard, all of which is also up to date with payments. In other words, more than 60% of non-performing and substandard loans are up to date with payments and provisions and guarantees adequately cover both of them.
At the end of September, the net balance of acquired and foreclosed assets amounted to EUR 5,810 million, with coverage of 32%, in line with the needs according to valuations. This coverage is above the Bank of Spain’s minimum requirement.
•
In Portugal, the NPL ratio increased 53 b.p. in the third quarter and 135 b.p. in the last 12 months to 3.78%, while coverage remained stable at 53%, 9 p.p. and 16 p.p., respectively, lower than June 2011 and September 2010.

•
Santander Consumer Finance reduced its NPL ratio for the fifth quarter running, to 4.29% (13 b.p. less in the quarter and -84 b.p. in 12 months). Coverage was 132%, 4 p.p. more than in the second quarter and 10 p.p. above September 2010.

•	In the UK, the NPL ratio was 1.88%. It increased 6 b.p. in the quarter and 11 b.p. in 12 months, while coverage was 40%, below the 41% in June 2011 and the 48% in September 2010.

Of note in the Group’s total lending are residential mortgages in the UK. This portfolio has evolved favourably. Its NPL ratio at the end of September was 1.42% compared to 1.47% a year earlier. This improvement was due to constant monitoring and control, as well as strict credit policies that include, among other measures, maximum loan-to-value criteria in relation to the properties in guarantee. At the end of September, the average LTV was 52%.

Another indicator of this portfolio’s good performance is the low volume of foreclosed properties, which amounted to EUR 151 million and accounted for only 0.08% of the total mortgage exposure. Efficient management of these cases and the existence of a dynamic market for this type of home, which enables a quick sale, contributed to the good results.

•	Brazil’s NPL ratio was 5.05%, the same as in the second quarter and 8 b.p. above September 2010. Coverage, which has hardly changed in seven quarters, was around 100%.
•
Latin America ex—Brazil’s NPL ratio was 2.91%, with an excellent coverage of 108%. Its comparison is affected by the incorporation in the second quarter of GE’s portfolio in Mexico. Excluding this, the ratio was 2.84%, 27 b.p. less than in September 2010, while coverage would be 111%, 2 p.p. below September 2010.

CREDIT RISK MANAGEMENT *
Million euros

			Variation
	30.09.11	30.09.10	Amount		(%)	31.12.10

Non-performing loans	30,910	27,195	3,716		13.7	28,522
NPL ratio (%)	3.86	3.42	0.44	p.		3.55
Loan-loss allowances	20,403	20,490	(87)		(0.4)	20,748
Specific	15,300	14,008	1,292		9.2	14,901
Generic	5,103	6,482	(1,378)		(21.3)	5,846
NPL coverage (%)	66	75	(9	p.)		73
Credit cost (%) **	1.44	1.65	(0.21	p.)		1.56

Ordinary non-performing and doubtful loans ***	18,412	17,028	1,384		8.1	18,061
NPL ratio (%) ***	2.33	2.17	0.16	p.		2.28
NPL coverage (%) ***	111	120	(10	p.)		115

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees
Note: NPL ratio: Non-performing loans / computable assets

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	21

RISK MANAGEMENT
NON-PERFORMING LOANS BY QUARTER
Million euros

	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11	Q2’11	Q3’11

Balance at beginning of period	24,554	25,512	27,325	27,195	28,522	28,494	30,186
Net additions	3,423	3,389	2,895	3,771	3,112	4,015	4,206
Increase in scope of consolidation	—	—	254	3	186	739	(0)
Exchange differences	420	1,307	(1,060)	480	(558)	(31)	(444)
Write-offs	(2,885)	(2,884)	(2,219)	(2,926)	(2,767)	(3,031)	(3,037)

Balance at period-end	25,512	27,325	27,195	28,522	28,494	30,186	30,910

•
Sovereign’s NPL ratio (3.22%) improved for the seventh consecutive quarter (54 b.p. less than June 2011 and 158 b.p. below September 2010). Coverage rose 8 p.p. in the quarter to 93%, 21 p.p. more than September 2010.

The Group’s net specific loan loss provisions deducting recovered write-offs amounted to EUR 8,255 million in the first nine months of 2011, 1.44% of average credit risk (last 12 months), compared to EUR 9,126 million and 1.65% in the same period of 2010, which included the provision resulting from the Bank of Spain’s change in regulations in September 2010.
Total net provisions represented 1.4% of credits, much lower than net operating income generated for the Group as a percentage of credits (3.4%).
Market risk
The risk of trading activity, measured in VaR terms at 99%, averaged around EUR 23.6 million in the third quarter. It fluctuated between EUR 19.3 and EUR 32.2 million.
The maximum for the quarter was reached on July 11 as a result of the VaR increase in Brazil from the greater risk in exchange rates and increased volatility. The VaR then declined, mainly due to the reduction in exchange rate and interest rate risk in Brazil. As of then, it kept fluctuaring within a narrow range and on September 16 reached a minimum of EUR 19.3 million.
TRADING PORTFOLIOS*. VaR BY REGION
Third quarter

	2011		2010
Million euros	Average	Latest	Average

Total	23.6	23.7	27.6
Europe	16.6	11.2	13.8
USA and Asia	1.1	0.9	1.4
Latin America	11.4	10.0	15.1
Global activities	11.5	10.6	16.0

(*).	- Trading activity
TRADING PORTFOLIOS*. VaR BY MARKET FACTOR
Third quarter 2011

Million euros	Min	Avg	Max	Latest

VaR total	19.3	23.6	32.2	23.7
Diversification effect	(12.2)	(21.4)	(31.3)	(21.0)
Interest rate VaR	8.8	13.9	21.8	12.6
Equity VaR	2.2	4.6	9.3	6.3
FX VaR	5.1	9.4	24.1	6.3
Credit spreads VaR	11.5	16.3	21.0	19.1
Commodities VaR	0.3	0.7	1.2	0.5

(*).	- Trading activity

22	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

THE SANTANDER SHARE
THE SANTANDER SHARE
Shareholder remuneration
In line with its policy, Banco Santander paid on August 1 the first interim dividend charged to 2011’s earnings of EUR 0.135 gross per share, the same as in 2010.
In accordance with the scrip dividend programme (Santander Dividendo Elección), shareholders can choose to receive the amount equivalent to the second interim dividend in cash or in shares. Every shareholder has a free allotment right of new shares for each share owned. Shareholders can sell the rights to the Bank at a set price (EUR 0.126 gross per right), on the stock market between October 17 and 31 at the market price, or receive new shares in the proportion of one new share for every 49 rights, and in the last two cases without withholding tax(*).
In order to meet this, there will be a rights issue for a maximum of EUR 86,137,739, represented by 172,275,478 shares. The number of new shares to be issued, and thus the amount of the capital increase, will depend on the number of shareholders who opt to sell their free allotment rights to the Bank at a set price.
Shareholders are due to receive on November 3 the amount in cash if they opted to sell their rights to the Bank, and on November 9 the new shares those who chose this option.
Share price performance
Financial tensions in the euro zone intensified in the last quarter, affecting the sovereign debt of various countries and the evolution of markets. In this context, the European Central Bank reactivated in August its programme to buy debt in order to reduce tensions. In September, with insolvency fears in Greece, the ECB, the US Federal Reserve, the Bank of England, the Bank of Japan and the National Bank of Switzerland agreed to inject liquidity into the financial system until the end of the year.
Another aspect that also affected the markets was the worsening of global growth prospects.
The Santander share ended September at EUR 6.224, 21.8% lower than in June and a larger fall than the Ibex-35 (-17.5%) and the DJ Stoxx 50 (-15.7%), but better than the DJ Stoxx Banks (-28.0%).

(*)	The options, maturities and procedures indicated can present special features for shareholders holding Santander shares in the various foreign stock markets where the Bank is listed.
Market capitalisation
At September 30, Santander was the largest bank in the euro zone by market capitalisation and the ninth in the world (EUR 52,532 million). The share’s weighting in the DJ Stoxx 50 index was 2.32%, 9.93% in the DJ Stoxx Banks and 16.74% in the Ibex-35.
Trading
The Santander share is one of the 10 most liquid stocks in the world and the most liquid of the DJ Stoxx 50.
A total of 20,829 million shares were traded in the first nine months of 2011 for an effective value of EUR 160,466 million with a liquidity ratio of 247%. The average daily turnover was 108 million shares for an effective value of EUR 831 million.
Shareholders
There were 3,263,997 shareholders at September 30, of which 2,995,271 were European (86.74% of the capital stock) and 252,979 were from the Americas (12.94%).
Excluding the Board, which holds 2.94% of the Bank’s capital, individual shareholders held 42.49% of the capital at the end of September and institutional ones 54.57%.
CAPITAL STOCK OWNERSHIP

September 2011	Acciones	%
The Board of Directors	248,033,833	2.94
Institutional Investors	4,606,112,311	54.57
Individuals	3,586,128,860	42.49

Total	8,440,275,004	100.00

THE SANTANDER SHARE. SEPTEMBER 2011

Shareholders and trading data
Shareholders (number)	3,263,997
Shares outstanding (number)	8,440,275,004
Average daily turnover (no. of shares)	107,920,147
Share liquidity (%)	247
(Number of shares traded during the year / number of shares)

Remuneration per share(1)	euros	%(1)
Santander Dividendo Elección (03.11.10)	0.119	(0.8)
Santander Dividendo Elección (03.02.11)	0.117	(4.8)
Fourth interim dividend 2010 (01.05.11)	0.229	3.1
First interim dividend 2011 (01.08.11)	0.135	0.0
Santander Dividendo Elección (03.11.11)	0.126	5.9

Price movements during the year
Beginning (30.12.10)	7.928
Highest	9.386
Lowest	5.152
Last (30.09.11)	6.224
Market capitalisation (millions) (30.09.11)	52,532

Stock market indicators
Price / Book value (2) (X)	0.70
P/E ratio (X)	7.81
Yield(3) (%)	7.86

(1)	Variation over its equivalent of previous year

(2)	Including the number of shares needed to compulsorily convert the “Valores Santander”.

(3)	Last three dividends paid + one announced / 9M’11 average share price

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	23

INFORMATION BY SEGMENTS
DESCRIPTION OF THE SEGMENTS
Grupo Santander maintained in 2011 the general criteria used in 2010, with the following exceptions:
•
The system for calculating the internal transfer rate (ITR) was changed. Until now Grupo Santander’s management model applied an ITR to each operation on the basis of its maturity and regardless of whether it was an operation for assets or liabilities. After three years of financial and liquidity crisis, the real cost of the liquidity of institutions has been shown to differ from the reference yield curve significantly and constantly.

As a result, the Group decided to revise the system for measuring the spread by changing the ITR applied by the corporate centre to the units. The new ITR consists of the depo/swap curve (the same as the previous system) plus the “liquidity spread” relative to the period of “duration” of each operation. In other words, it reflects the average cost of Santander’s financing corresponding to the “duration” of each operation.

This change makes the model more in line with the requirements of regulators, ensures a better pricing of operations and enables the market to better assess the profitability of businesses.

•
Change of perimeter in the UK. For the past few years, the Group has been developing a cards platform for the UK, which once operational was integrated into the juridical structure of this unit (with counterparty in the rest of Europe).

•
The annual adjustment was made to the Global Customer Relation Model and resulted in a net increase of 94 new clients. This does not mean any changes in the principal (geographic) segments, but it does affect the figures for Retail Banking and Global Wholesale Banking.

None of these changes was significant for the Group and do not alter its figures. The figures for 2010 were restated and include the changes in the affected areas.
The financial statements of each business segment are drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.
In accordance with the IFRS, the business areas are structured into two levels:
Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas (euro, dollar and sterling). The segments reported on are:
•
Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of the United Kingdom. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance (including SCF USA) and Portugal are set out and from the second quarter Bank Zachodni WBK after its incorporation to the Group.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group in the country.

•
Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

In addition, Sovereign’s figures are recorded on their own.
Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:
•
Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance details are provided by the main geographic areas (Continental Europe, United Kingdom and Latin America) and Sovereign, as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•
Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•
Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks that place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.
The figures of the various units of the Group listed below have been prepared in accordance with these criteria and therefore do not match those published by each institution individually.

24	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
INCOME STATEMENT
Million euros

	Net operating income				Attributable profit to the Group
	9M’11	9M’10	Amount	%	9M’11	9M’10	Amount	%

Continental Europe	6,703	6,871	(168)	(2.4)	2,441	2,739	(298)	(10.9)

o/w: Santander Branch Network	1,815	1,765	51	2.9	602	669	(68)	(10.1)
Banesto	876	1,064	(187)	(17.6)	189	413	(223)	(54.1)
Santander Consumer Finance	2,738	2,501	236	9.5	990	601	389	64.8
Portugal	355	518	(163)	(31.4)	129	368	(239)	(64.9)
Retail Poland (BZ WBK)	261		261		172		172

United Kingdom	2,437	2,873	(436)	(15.2)	757	1,529	(772)	(50.5)

Latin America	10,308	9,419	889	9.4	3,528	3,425	103	3.0

o/w: Brazil	7,579	6,615	965	14.6	1,973	2,063	(90)	(4.4)
Mexico	1,097	1,122	(25)	(2.2)	731	466	266	57.0
Chile	952	975	(23)	(2.3)	466	483	(17)	(3.4)

Sovereign	905	891	14	1.5	394	293	102	34.7

Operating areas	20,354	20,054	299	1.5	7,120	7,986	(866)	(10.8)

Corporate Activities	(1,824)	(2,116)	292	(13.8)	(1,817)	(1,906)	89	(4.7)

Total Group	18,529	17,938	591	3.3	5,303	6,080	(777)	(12.8)

RATIOS
%

	Efficiency ratio(1)		ROE		NPL ratio*		NPL coverage*
	9M’11	9M’10	9M’11	9M’10	9M’11	9M’10	9M’11	9M’10

Continental Europe	42.3	38.9	10.71	13.57	5.05	4.01	62	75

o/w: Santander Branch Network *	45.8	46.7	11.60	12.44	7.70	4.90	41	55
Banesto	46.4	42.0	5.39	12.37	4.69	3.83	53	60
Santander Consumer Finance	30.9	27.0	13.32	10.35	4.29	5.13	132	122
Portugal	52.6	43.6	6.97	21.35	3.78	2.43	53	69
Retail Poland (BZ WBK)	45.4		26.14		6.26		69

United Kingdom**	43.8	40.0	8.11	23.65	1.88	1.77	40	48

Latin America	38.9	38.4	21.54	21.53	4.10	4.15	102	103

o/w: Brazil	36.8	37.2	22.99	22.11	5.05	4.97	100	98
Mexico	39.8	37.8	21.56	18.94	1.78	2.20	176	199
Chile	38.9	35.6	24.81	28.59	3.63	3.58	88	94

Sovereign	43.7	43.9	13.24	13.89	3.22	4.80	93	72

Operating areas	40.9	39.1	13.83	17.88	3.84	3.39	69	77

Total Group**	44.3	42.9	9.47	11.75	3.86	3.42	66	75

(1),	- With amortisations.

(*).
- Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of September 2011 stood at 5.63% (3.79% in September 2010) and NPL coverage was 39% (61% in September 2010).

(**).	- Before the impact in the second quarter from the provision in relation to PPI remediation in the UK, ROE UK: 14.75%; ROE Total Group: 10.57%.
OPERATING MEANS

	Employees		Branches
	9M’11	9M’10	9M’11	9M’10
Continental Europe	63,934	54,551	6,636	6,075

o/w: Santander Branch Network	18,747	18,809	2,915	2,931
Banesto	9,560	9,745	1,716	1,767
Santander Consumer Finance	15,452	13,947	662	523
Portugal	6,084	6,218	724	762
Retail Poland (BZ WBK)	9,563	—	527	—

United Kingdom	26,034	23,109	1,386	1,328

Latin America	90,106	87,765	5,964	5,784

o/w: Brazil	52,433	52,296	3,731	3,623
Mexico	12,997	12,435	1,099	1,093
Chile	12,300	11,629	494	500

Sovereign	8,950	8,539	723	720

Operating areas	189,024	173,964	14,709	13,907

Corporate Activities	2,326	2,507

Total Group	191,350	176,471	14,709	13,907

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	25

INFORMATION BY PRINCIPAL SEGMENTS
INCOME STATEMENT AND BALANCE SHEET OF PRINCIPAL SEGMENTS
Million euros

	Operating business areas			Continental Europe
	9M’11	9M’10	Var (%)	9M’11	9M’10	Var (%)
INCOME STATEMENT
Net interest income	24,530	23,265	5.4	7,947	7,508	5.8

Net fees	8,028	7,322	9.6	3,150	2,775	13.5
Gains (losses) on financial transactions	1,648	2,116	(22.1)	212	677	(68.7)
Other operating income (1)	218	221	(1.0)	303	290	4.2

Gross income	34,424	32,923	4.6	11,611	11,251	3.2

Operating expenses	(14,070)	(12,869)	9.3	(4,908)	(4,380)	12.1
General administrative expenses	(12,586)	(11,562)	8.9	(4,448)	(3,936)	13.0
Personnel	(7,447)	(6,702)	11.1	(2,778)	(2,496)	11.3
Other general administrative expenses	(5,139)	(4,859)	5.8	(1,669)	(1,440)	15.9
Depreciation and amortisation	(1,484)	(1,307)	13.5	(460)	(444)	3.6

Net operating income	20,354	20,054	1.5	6,703	6,871	(2.4)

Net loan-loss provisions	(7,817)	(7,767)	0.6	(2,868)	(3,022)	(5.1)
Other income	(2,123)	(786)	170.0	(379)	(68)	459.8

Profit before taxes	10,413	11,501	(9.5)	3,455	3,781	(8.6)

Tax on profit	(2,641)	(2,789)	(5.3)	(912)	(958)	(4.9)

Profit from continuing operations	7,772	8,712	(10.8)	2,544	2,823	(9.9)

Net profit from discontinued operations	(3)	(7)	(57.0)	(3)	(7)	(57.0)

Consolidated profit	7,770	8,705	(10.7)	2,541	2,817	(9.8)

Minority interests	650	719	(9.7)	100	78	28.3

Attributable profit to the Group	7,120	7,986	(10.8)	2,441	2,739	(10.9)

BALANCE SHEET
Customer loans (2)	731,808	713,972	2.5	327,444	326,804	0.2
Trading portfolio (w/o loans)	163,840	154,936	5.7	77,735	68,228	13.9
Available-for-sale financial assets	59,604	62,128	(4.1)	21,454	25,064	(14.4)
Due from credit institutions (2)	113,823	166,204	(31.5)	51,957	104,641	(50.3)
Intangible assets and property and equipment	12,383	11,272	9.9	5,148	4,958	3.8
Other assets	125,876	119,012	5.8	22,687	20,788	9.1

Total assets/liabilities & shareholders’ equity	1,207,333	1,227,524	(1.6)	506,424	550,483	(8.0)

Customer deposits (2)	607,930	586,798	3.6	255,020	247,464	3.1
Marketable debt securities (2)	136,307	134,039	1.7	42,425	49,405	(14.1)
Subordinated debt (2)	16,875	18,422	(8.4)	985	2,009	(51.0)
Insurance liabilities	9,894	6,527	51.6	930	3,585	(74.1)
Due to credit institutions (2)	180,994	205,613	(12.0)	77,801	103,137	(24.6)
Other liabilities	187,534	211,801	(11.5)	98,425	118,005	(16.6)
Shareholders’ equity (3)	67,798	64,324	5.4	30,838	26,878	14.7

Other customer funds under management	133,150	142,179	(6.4)	47,548	60,583	(21.5)

Mutual funds	103,755	107,833	(3.8)	32,377	41,753	(22.5)
Pension funds	9,893	10,865	(8.9)	9,893	10,865	(8.9)
Managed portfolios	18,796	20,726	(9.3)	5,278	5,434	(2.9)
Savings-insurance policies	707	2,755	(74.4)	—	2,532	(100.0)

Customer funds under management	894,262	881,438	1.5	345,978	359,462	(3.8)

(1).	- Including dividends, income from equity-accounted method and other operating income/expenses

(2).	- Including all on-balance sheet balances for this item

(3).	- Not including profit of the year

26	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
INCOME STATEMENT AND BALANCE SHEET OF PRINCIPAL SEGMENTS
Million euros

United Kingdom*			Latin America
9M’11	9M’10	Var (%)	9M’11	9M’10	Var (%)

						INCOME STATEMENT
3,144	3,601	(12.7)	12,179	10,836	12.4	Net interest income

803	791	1.6	3,786	3,444	9.9	Net fees
374	380	(1.6)	959	1,053	(8.9)	Gains (losses) on financial transactions
17	19	(6.8)	(57)	(38)	51.9	Other operating income (1)

4,339	4,790	(9.4)	16,866	15,294	10.3	Gross income

(1,901)	(1,917)	(0.8)	(6,558)	(5,875)	11.6	Operating expenses
(1,633)	(1,687)	(3.2)	(5,885)	(5,320)	10.6	General administrative expenses
(1,021)	(978)	4.4	(3,298)	(2,879)	14.5	Personnel
(612)	(709)	(13.7)	(2,587)	(2,441)	6.0	Other general administrative expenses
(268)	(230)	16.4	(673)	(555)	21.4	Depreciation and amortisation

2,437	2,873	(15.2)	10,308	9,419	9.4	Net operating income

(432)	(751)	(42.5)	(4,260)	(3,542)	20.3	Net loan-loss provisions
(955)	(17)	—	(716)	(685)	4.7	Other income

1,051	2,105	(50.1)	5,332	5,193	2.7	Profit before taxes

(294)	(576)	(48.9)	(1,254)	(1,127)	11.3	Tax on profit

757	1,529	(50.5)	4,077	4,066	0.3	Profit from continuing operations

—	—	—	—	—	—	Net profit from discontinued operations

757	1,529	(50.5)	4,077	4,066	0.3	Consolidated profit

0	0	(93.1)	549	641	(14.3)	Minority interests

757	1,529	(50.5)	3,528	3,425	3.0	Attributable profit to the Group

Pro memoria:

Million sterling			Million dollars
3,780	4,102	(7.9)	23,706	20,055	18.2	Gross income
2,123	2,460	(13.7)	14,489	12,352	17.3	Net operating income
659	1,310	(49.7)	4,959	4,492	10.4	Attributable profit to the Group

(*)	Before the impact in the second quarter from the provision in relation to PPI remediation in the UK, 2011 profit was EUR 1,377 million (sterling 1,198 million)

						BALANCE SHEET
235,140	233,694	0.6	131,288	117,909	11.3	Customer loans (2)
49,693	51,969	(4.4)	36,144	34,487	4.8	Trading portfolio (w/o loans)
1,108	942	17.7	26,604	27,263	(2.4)	Available-for-sale financial assets
36,776	37,912	(3.0)	24,282	23,121	5.0	Due from credit institutions (2)
2,237	1,457	53.5	4,443	4,393	1.1	Intangible assets and property and equipment
43,549	42,281	3.0	55,828	50,868	9.8	Other assets

368,502	368,255	0.1	278,590	258,041	8.0	Total assets/liabilities & shareholders’ equity

187,141	180,490	3.7	130,628	128,554	1.6	Customer deposits (2)
70,042	70,657	(0.9)	22,224	12,143	83.0	Marketable debt securities (2)
7,939	8,364	(5.1)	5,658	5,357	5.6	Subordinated debt (2)
—	1	(100.0)	8,965	2,942	204.7	Insurance liabilities
50,793	54,402	(6.6)	44,206	37,384	18.3	Due to credit institutions (2)
39,947	41,453	(3.6)	46,931	50,053	(6.2)	Other liabilities
12,640	12,889	(1.9)	19,978	21,609	(7.5)	Shareholders’ equity (3)

14,686	13,704	7.2	70,913	67,839	4.5	Other customer funds under management

14,686	13,704	7.2	56,691	52,377	8.2	Mutual funds
—	—	—	—	—	—	Pension funds
—	—	—	13,515	15,239	(11.3)	Managed portfolios
—	—	—	707	223	217.4	Savings-insurance policies

279,808	273,214	2.4	229,422	213,892	7.3	Customer funds under management

(1).	- Including dividends, income from equity-accounted method and other operating income/expenses

(2).	- Including all on-balance sheet balances for this item

(3).	- Not including profit of the year

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	27

INFORMATION BY PRINCIPAL SEGMENTS
CONTINENTAL EUROPE. MAIN UNITS
Million euros

	Santander Branch Network			Banesto
	9M’11	9M’10	Var (%)	9M’11	9M’10	Var (%)

INCOME STATEMENT
Net interest income	2,457	2,419	1.6	1,030	1,206	(14.6)

Net fees	845	827	2.2	462	463	(0.1)
Gains (losses) on financial transactions	79	90	(12.2)	103	116	(11.3)
Other operating income (1)	(31)	(24)	27.3	39	50	(22.9)

Gross income	3,351	3,312	1.2	1,634	1,835	(10.9)

Operating expenses	(1,536)	(1,547)	(0.7)	(758)	(771)	(1.7)
General administrative expenses	(1,421)	(1,428)	(0.5)	(664)	(678)	(2.1)
Personnel	(929)	(924)	0.6	(486)	(505)	(3.7)
Other general administrative expenses	(492)	(504)	(2.5)	(177)	(173)	2.4
Depreciation and amortisation	(115)	(119)	(3.5)	(94)	(93)	1.3

Net operating income	1,815	1,765	2.9	876	1,064	(17.6)

Net loan-loss provisions	(970)	(868)	11.7	(461)	(459)	0.5
Other income	(20)	20	—	(136)	14	—

Profit before taxes	825	917	(10.1)	279	619	(55.0)

Tax on profit	(223)	(248)	(10.1)	(61)	(154)	(60.1)

Profit from continuing operations	602	669	(10.1)	217	465	(53.3)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	602	669	(10.1)	217	465	(53.3)

Minority interests	0	0	52.7	28	53	(46.8)

Attributable profit to the Group	602	669	(10.1)	189	413	(54.1)

BALANCE SHEET
Customer loans (2)	104,671	112,812	(7.2)	69,245	74,393	(6.9)
Trading portfolio (w/o loans)	—	—	—	7,699	7,644	0.7
Available-for-sale financial assets	—	—	—	7,206	9,827	(26.7)
Due from credit institutions (2)	137	217	(36.9)	10,286	25,928	(60.3)
Intangible assets and property and equipment	1,201	1,211	(0.9)	1,356	1,387	(2.3)
Other assets	1,785	476	275.2	5,989	6,633	(9.7)

Total assets/liabilities & shareholders’ equity	107,794	114,716	(6.0)	101,780	125,812	(19.1)

Customer deposits (2)	81,063	87,224	(7.1)	51,385	58,685	(12.4)
Marketable debt securities (2)	—	—	—	24,608	28,256	(12.9)
Subordinated debt (2)	—	—	—	790	1,325	(40.4)
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions (2)	524	808	(35.2)	9,319	20,346	(54.2)
Other liabilities	19,526	19,649	(0.6)	10,969	12,715	(13.7)
Shareholders’ equity (3)	6,681	7,035	(5.0)	4,709	4,484	5.0

Other customer funds under management	23,883	27,678	(13.7)	8,687	10,026	(13.4)

Mutual funds	16,712	20,980	(20.3)	4,688	6,164	(24.0)
Pension funds	5,628	6,125	(8.1)	1,229	1,338	(8.1)
Managed portfolios	—	—	—	114	104	10.1
Savings-insurance policies	1,543	574	168.7	2,656	2,421	9.7

Customer funds under management	104,946	114,902	(8.7)	85,470	98,292	(13.0)

(1).	- Including dividends, income from equity-accounted method and other operating income/expenses

(2).	- Including all on-balance sheet balances for this item

(3).	- Not including profit of the year

28	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
CONTINENTAL EUROPE. MAIN UNITS
Million euros

						Retail Poland
Santander Consumer Finance			Portugal			(BZ WBK)
9M’11	9M’10	Var (%)	9M’11	9M’10	Var (%)	9M’11

							INCOME STATEMENT
3,088	2,699	14.4	456	551	(17.2)	245	Net interest income

878	701	25.2	270	275	(1.9)	171	Net fees
(5)	5	—	6	58	(89.0)	46	Gains (losses) on financial transactions
1	19	(95.5)	16	35	(53.1)	16	Other operating income (1)

3,961	3,425	15.6	749	919	(18.5)	477	Gross income

(1,224)	(924)	32.4	(394)	(401)	(1.8)	(217)	Operating expenses
(1,125)	(840)	33.9	(342)	(347)	(1.5)	(199)	General administrative expenses
(580)	(431)	34.5	(237)	(239)	(0.9)	(119)	Personnel
(545)	(409)	33.3	(105)	(108)	(2.8)	(80)	Other general administrative expenses
(98)	(83)	17.4	(52)	(53)	(3.5)	(18)	Depreciation and amortisation

2,738	2,501	9.5	355	518	(31.4)	261	Net operating income

(1,174)	(1,521)	(22.8)	(122)	(103)	18.3	(39)	Net loan-loss provisions
(98)	(104)	(5.1)	(68)	28	—	(2)	Other income

1,465	877	67.1	165	443	(62.7)	220	Profit before taxes

(411)	(245)	67.4	(36)	(75)	(51.8)	(42)	Tax on profit

1,054	631	67.0	129	368	(64.9)	178	Profit from continuing operations

(3)	(7)	(57.0)	—	—	—	—	Net profit from discontinued operations

1,051	625	68.3	129	368	(64.9)	178	Consolidated profit

61	24	155.5	(0)	0	—	6	Minority interests

990	601	64.8	129	368	(64.9)	172	Attributable profit to the Group

							BALANCE SHEET
70,246	63,624	10.4	28,945	33,342	(13.2)	8,219	Customer loans (2)
1,483	1,570	(5.5)	1,575	1,787	(11.9)	985	Trading portfolio (w/o loans)
387	762	(49.2)	4,172	6,786	(38.5)	2,639	Available-for-sale financial assets
7,968	7,324	8.8	2,164	4,702	(54.0)	410	Due from credit institutions (2)
823	871	(5.6)	460	479	(3.9)	261	Intangible assets and property and equipment
3,858	3,069	25.7	6,569	4,514	45.5	978	Other assets

84,765	77,221	9.8	43,884	51,610	(15.0)	13,491	Total assets/liabilities & shareholders’ equity

34,181	25,460	34.3	22,812	19,818	15.1	9,936	Customer deposits (2)
11,324	11,103	2.0	5,170	8,545	(39.5)	—	Marketable debt securities (2)
65	423	(84.6)	22	254	(91.3)	100	Subordinated debt (2)
—	—	—	75	1,494	(95.0)	—	Insurance liabilities
23,825	27,737	(14.1)	13,079	18,490	(29.3)	1,617	Due to credit institutions (2)
5,364	4,483	19.7	183	883	(79.3)	614	Other liabilities
10,006	8,015	24.8	2,543	2,126	19.6	1,224	Shareholders’ equity (3)

6	24	(73.4)	3,213	6,348	(49.4)	2,091	Other customer funds under management

2	19	(87.9)	2,159	3,496	(38.2)	1,888	Mutual funds
4	5	(16.5)	983	1,314	(25.2)	—	Pension funds
—	—	—	72	130	(45.0)	203	Managed portfolios
—	—	—	—	1,408	(100.0)	—	Savings-insurance policies

45,576	37,010	23.1	31,218	34,965	(10.7)	12,127	Customer funds under management

(1).	- Including dividends, income from equity-accounted method and other operating income/expenses

(2).	- Including all on-balance sheet balances for this item

(3).	- Not including profit of the year

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	29

INFORMATION BY PRINCIPAL SEGMENTS
CONTINENTAL EUROPE
•	Basic revenue increased 7.7% year-on-year due to the improvement in net interest income and fee income in the commercial units and consolidation of Bank Zachodni WBK.
•	Controlled expenses: commercial units flat on a like-for-like basis (+0.6%).
•	Attributable profit hit by lower gains on financial transactions and reduced release of generic provisions.
•	Growth strategy: preference for liquidity against a background of low demand for loans.
Continental Europe includes all activities carried out in this geographic area: retail banking, global wholesale banking, asset management and insurance.
Attributable profit was EUR 2,441 million, 10.9% lower than in the first nine months of 2010.
The results reflect the perimeter effect of incorporating Bank Zachodni WBK, AIG’s consumer business in Poland and SEB’s branches in Germany. Overall, the positive impact was around 7 percentage points throughout the income statement. Attributable profit was 18.0% lower on a like-for-like basis.
Strategy
In a still weak environment and with low interest rates, the Group’s strategy continued to focus on the priorities outlined in previous periods and aimed at:
•
defending spreads on loans (those on new ones are improving) and on deposits, which reflect a lower cost in recent months thanks to the strategy followed in the renewal of balances captured in last year’s campaign, where priority was given to improved costs over volumes;

•	control of expenses
•	and risk management very centred on recoveries.
Preference was given in volumes to liquidity and deposits in a context of low demand for loans.
Activity
Lending remained virtually flat year-on-year, as the lower demand in Spain and Portugal was offset by business growth at Santander Consumer Finance and the incorporation of Bank Zachodni WBK.
Deposits rose 3% year-on-year, due to the incorporation of new institutions and Portugal’s evolution, offsetting lower balances in Spain, affected by the strategy followed in the process of renewing maturities of deposits captured in the 2010 campaign.
Growth in mutual funds and pension funds was affected by the strategy of greater preference for deposits
Results
Basic revenues grew 7.7% year-on-year driven by Santander Consumer Finance (partially favoured by the incorporations), the entry of BZ WBK and the recovery in net interest income at the Santander Branch Network and Banesto in the last few quarters.
Net interest income rose 5.8% and fee income 13.5%. Deducting the perimeter impact, net interest income remains flat and fee income increased 4.3%.
Operating expenses increased 12.1% year-on-year, due to the perimeter effect as on a like-for-like basis they only rose 1.5%. The Santander Branch Network, Banesto and Portugal reduced their costs.
Provisions for loan losses were 5.1% lower (-7.5% deducting the perimeter impact). This was due to various factors:
•
On the one hand, it reflected the effort being made in risk management and which led to lower specific provisions, favoured by the charge made in 2010 from applying Circular 3/2010 of the Bank of Spain.

•
On the other, the ending of the regulating effect from the release of generic provisions in the commercial units in Spain. Releases amounted to EUR 419 million, down from EUR 1,395 million in the first nine months of 2010.

Attributable profit was EUR 2,441 million.

30	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
SANTANDER BRANCH NETWORK
•	Improved underlying results.
•	Further rise in gross income (+1.2%), above those of 2010 for the first time this year.

•	Operating expenses declined 0.7%.

•	Specific provisions were 32.1% lower.
•	Attributable profit affected by fewer releases of generic provisions.
•	Activity reflected the scant demand for loans and a strategy in deposits which combines cost reduction and volume retention.
The Santander Network posted an attributable profit of EUR 602 million, 10.1% less than in the first nine months of 2010. This was mainly due to the smaller release of generic provisions, as net operating income after provisions, unlike the previous quarters when it declined, rose 2.9%, underscored by the better trend of gross income in recent quarters over last year’s and by the control of expenses.
These results were obtained in a still difficult environment, without sufficient signs of an economic recovery and a very competitive financial sector.
Strategy
The Santander Branch Network maintained its basic management principles: management of prices, strengthening the balance sheet, with particular emphasis on capturing funds, control and early management of NPLs, and austerity in costs. At the same time we continue to take advantage of opportunities to keep on capturing funds and boost customer linkage.
Activity
The process of managing the maturity of deposits captured in the 2010 campaign, when priority was given to reducing their cost (-0.50 p.p. in time deposits), was completed in July. This policy was combined with a high retention level, which resulted in an increase of EUR 8,600 million (+12%) since the start of the campaign.
In the third quarter, after this process was over, deposits began to grow again and amounted to EUR 1,026 million (+1% over June).
Lending in a weak market declined 7% year-on-year. In this context, the Santander Branch Network continued to lead lending via facilities lines, among which were those sponsored by ICO. More than 40,000 of these loans have been made so far this year for a total amount of EUR 2,800 million (market share of 21%).
These loans, together with the rest of those granted in the first nine months, brought the total number of operations to 170,000 (EUR 18,000 million).
At September 30, 340,000 customers had been captured, 5% more than in the first nine months of 2010 after discounting the impact of the campaign to capture funds. Around 40% of them are linked to the “We want to be your Bank” plan as they have benefited from the “Zero service commissions” programme.
Results
Gross income was EUR 3,351 million, 1.2% more in the year-to-year reversing the trend of the last two years of lower revenues. Growth was due to net interest income as the strategy to improve spreads, particularly on deposits, enabled the customer spreads (the yield on lending less the cost of funds) to increase by almost one p.p. (from 1.43% in September 2010 to 2.31%) and fee income (+2.2%), mainly those from insurance activity.
Operating expenses continued the downward trend of the last years, which is particularly significant given that inflation is around 3% and the branch network’s commercial capacity has remained virtually unchanged, with no significant closures, unlike the general trend. The efficiency ratio improved 1 p.p. to 45.8% at the end of September (42% excluding amortisations) and net operating income rose 2.9% to EUR 1,815 million.
Credit risk and NPL management continued to be given maximum priority. The NPL ratio was 7.70% in the commercial network at the end of September (excluding wholesale activities) and 5.63% at the parent bank, comparable with the rest of institutions which are banks and well below the average of them. Coverage ratios were 41% for the network and 39% for the parent bank.
Net provisions were EUR 970 million, 11.7% more than in the first nine months of 2010 due to the net between the lower release of generic provisions and reduced specific provisions, party due to the management carried out and partly to the impact of the one-off charge in 2010 from applying Bank of Spain’s Circular 3/2010.
Net operating income after provisions was EUR 845 million, 5.7% less year-on-year.

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	31

INFORMATION BY PRINCIPAL SEGMENTS
BANESTO
•	Basic revenues virtually flat in the quarter.
•	Operating expenses down 1.7%.
•	Stable specific provisions in the three quarters of 2011, and much lower than those in 2010.
•	Profit hit by lower release of generic provisions.
•	NPL ratios still better than the sector’s.
•	Credit growth reflected the lower demand and in deposits focus on the return.
Banesto generated an attributable profit of EUR 189 million in the first nine months, 54.1% lower than in the same period of 2010.
Strategy
The third quarter was a complicated one for banks, because as well as the still weak economic growth there were other uncertainties that produced tensions and volatility in the markets. In this context, the priorities were to capture and link customers, make provisions to strengthen Banesto’s financial position and control expenses.
Activity
The bank’s liquidity situation and its large number of customers facilitated profitable and efficient management of funds. In the year, there was a greater focus in return over volumes, thus resulting, at the end of September, in lower customer deposits excluding repos, 14% less than a year earlier, but in line with those at the end of 2009.
The lower demand for loans reduced the scope for lending. The volume of loans at the end of September was 7% lower than a year earlier at EUR 69,245 million.
The weak environment pushed up the NPL ratio to 4.69%, although this increase was mainly due to the lower volume of total loans as in the first nine months NPLs increased by only EUR 165 million. Coverage at the end of September was 53%.
Results
Net interest income was EUR 1,030 million, 14.6% less than in the first nine months of 2010. The reduction was due to the impact of lower activity on business and the rise in financing costs which, however, was limited by management of prices and of the balance sheet.
Net fee income was EUR 462 million, the same as in the first nine months of 2010. Income from services increased 2.5% year-on-year, thanks to customer management and linkage which produced a rise in transactional business and use of value-added services. Income from mutual and pension funds was 14.7% lower year-on-year, due to the drop in average fee income and customer preference for other types of savings.
The tensions in markets impacted gains on financial transactions, both because of the reduced levels of customer activity as well as the high volatility of markets in recent months. Gains were 11.3% lower year-on-year at EUR 103 million.
Gross income was EUR 1,634 million, 10.9% less than in the first nine months of 2010.
The environment demands strict control of efficiency. Operating expenses were EUR 758 million, 1.7% less year-on-year. The efficiency ratio was 46.4%.
Net operating income declined 17.6% year-on-year to EUR 876 million.
Total provisions and write-downs were EUR 597 million, with net loan-loss provisions at EUR 461 million (EUR 459 million at September 2010). This was due to the net between lower specific provisions (EUR 574 million vs. EUR 908 million in 2010, including the EUR 178 million impact of the change in the Bank of Spain’s regulation) and lower use of generic provisions this year (EUR 337 million).
Furthermore, Banesto made additional provisions of EUR 136 million this year to strengthen its financial position. Of this amount, EUR 28 million were for provisions for early retirements made in the first half of the year and the rest for coverage of loan loss provisions and foreclosed properties.
Profit before tax was EUR 279 million. Attributable profit after taxes and minority interests was EUR 189 million.

32	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
SANTANDER CONSUMER FINANCE
•	Profit surged 64.8%, thanks to 15.6% growth in gross income and a 22.8% fall in provisions.
•	The rise in results was backed by all areas.
•	Larger volumes, concentrated in Germany and Nordic countries, and strict management of prices in order to offset the higher cost of funding.
•	Further improvement in liquidity and credit quality (lower NPLs and coverage at maximums).
SCF’s attributable profit in the first nine months was EUR 990 million, 64.8% more than in the same period of 2010.
Strategy
The SCF business model is based on portfolio diversification, leadership in core markets, efficiency, control of risks and recoveries and a single pan-European platform.
In Europe, the focus was on organic growth and cross-selling, backed by brand agreements, greater penetration in the used car segment and a rise in new car sales in Central European and Nordic countries. In Germany, Santander Retail (formerly SEB) took its first steps, concentrating on mortgages and capturing customer funds.
In the US, sharp rise in new loans from low levels combined with the contribution from the portfolios incorporated. In the fourth quarter, agreement for the entry of new partners in SC USA (US$1,150 million of new capital) to strengthen business and increase the capacity for future growth.
Activity
Gross lending amounted to EUR 74,475 million, 10% more year-on-year because of organic growth and the integration of businesses in Germany, which offset the accelerated amortisation of portfolios in the US.
New lending amounted to EUR 20,766 million in the first nine months (+12% y-o-y), spurred by auto finance for used cars (+14%) and direct lending, particularly in Germany (+22%). Weaker activity in durable goods (-0.2%) and new cars (+4%), though somewhat better than car sales in Europe (-1%).
In local currency terms, lending rose in Germany (+16%), the Nordic countries (+9%), the US (+55%), Spain (+9%) and Poland (+42% backed by AIG). On the other hand, declines in Italy (-10%) and the UK (-4%), although better than the average of these markets.
Customer deposits increased 34% to EUR 34,183 million, fuelled by SC Germany and the entry of Santander Retail. This unit took advantage of its “welcome” campaigns to grow in balances and customers (+EUR 1,500 million and +30,000 accounts in six months). As regards wholesale funds, SCF placed new securitisations in the third quarter (more than EUR 3,000 million in the first nine months).
All of this enhanced SCF’s liquidity position (customer deposits and medium- and long-term funding cover 68% of loans, +10 p.p. in a year) and continued to reduce recourse to the parent bank.
Results
Gross income increased 15.6% y-o-y, backed by the most basic revenues: net interest income (+14.4%), due to the rise in the average portfolio and better spreads, fee income (+25.2%), basically due to servicing in the US, and greater penetration of key European countries (Germany, Poland and Norway).
Higher expenses (+32.4% y-o-y) due to the new incorporations. The new units left the efficiency ratio at 30.9% with clear opportunities for improvement (Santander Retail’s ratio was 89% at the end of September).
Sharp fall in loan-loss provisions (-22.8% y-o-y), causing net operating income after provisions to increase 59.5%. The lower provisions reflect the improvement in the quality of the portfolio: NPL ratio of 4.29% (September 2010: 5.13%) and high coverage (132%), after absorbing the impact of the new incorporations.
These trends in revenues, costs and provisions produced the 64.8% jump in attributable profit.
The trends were similar in individual countries, with rises in all areas. Santander Consumer USA doubled its contribution (+121% in dollars), due to its three basic drivers: larger average volumes (organic generation and incorporation of portfolios), higher revenues from servicing and the lower cost of credit. Germany’s profits grew 18.6%, driven by growth new in lending and the risk improvement.
The performance was very positive in the rest of the units, particularly the Nordic countries (attributable profit: +15.6% year-on-year in local currency), the UK (+26.3% in sterling) and in Spain, which returned to profit thanks to lower provisions. Lastly, the unit in Poland more than doubled its profit because of the incorporation of AIG.

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	33

INFORMATION BY PRINCIPAL SEGMENTS
PORTUGAL
•	The difficult economic environment led the country to seek and receive financial aid from the EU and implement adjustment measures.
•	Revenues dropped 18.5% because of the strong competition for liquidity and the situation in the markets.
•	Lower expenses (-1.8%) and higher provisions (+18.3%) reflect very prudent management in an unfavourable environment.
•	Further fall in lending and rise in deposits. The deleveraging target set for the whole of 2011 has already been reached.
Santander Totta’s attributable profit was EUR 129 million, 64.9% lower year-on-year.
Environment
Economic conditions worsened in the second quarter, especially domestic demand, which fell 5.2% year-on-year. Private consumption declined 3.4% in the second quarter and although the unemployment rate (12.1%) improved a little households expect it to rise.
External demand remained dynamic and exports grew.
This evolution reflects the adjustments made and the adoption of further measures by the government to meet the budget deficit target of 5.9% of GDP this year. The International Monetary Fund, in its assessment of the austerity programme, said “the programme is proceeding as expected and all the criteria for the end of June and July were met.”
Under the rescue plan agreed with international institutions, Portuguese banks will have to implement various restructuring measures, mainly regarding reducing the level of the banking system’s leverage; cutting exposure to the European Central Bank and boosting the core capital ratios (to 9% at the end of 2011 and 10% at the end of 2012). The financial system is already adjusting (moderate reduction in lending and increase in deposits).
Activity
In this environment, Santander Totta pursued its deleveraging policy. Deposits amounted to EUR 22,812 million, 15% more than in September 2010. Lending, on the other hand, dropped 13% to EUR 28,945 million (individuals; 2%, SMEs; 6%, and the rest of firms; above 20%).
The evolution of deposits and lending improved the structure of the balance sheet and reduced the commercial gap by EUR 2,200 million over the end of 2010 (goal of EUR 2,000 million for the whole year).
Mutual funds declined 38%, reflecting the greater aversion to risk.
Results
Attributable profit was EUR 129 million, 64.9% lower year-on-year, due to the 18.5% drop in gross income and an 18.3% rise in loan-loss provisions. Operating expenses declined 1.8%.
Net interest income of EUR 456 million was 17.2% lower than in the first nine months of 2010, due to the reduction in lending (but with higher spreads) and the higher cost of wholesale and retail funding due to greater competition to capture deposits.
Net fee income dropped 1.9% to EUR 270 million, reflecting the reduction in lending, funds and financial insurance, which was partly offset by fee income from GBM.
Gains on financial transactions amounted to EUR 6 million 89% lower than the first nine months of 2010 when gains were much higher because of the different market context.
As a result, gross income was EUR 749 million, 18.5% less than in the same period of 2010, while operating expenses declined 1.8%. The efficiency ratio was 52.6% and net operating income at EUR 355 million was 31.4% lower.
Loan-loss provisions, other income and allowances amounted to EUR 190 million, double that in the first nine months of 2010 and reflecting the difficulties of the economic cycle. The NPL ratio in September was 3.78% and coverage 53% (using Spain’s criteria).
Profit before tax was EUR 165 million, down 62.7% and attributable profit EUR 129 million.

34	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
RETAIL BANKING POLAND (BZ WBK)
•	Consolidated as of April 1, 2011.
•	Attributable profit of EUR 172 million in the two quarters (equivalent to 4% of the operating areas’ total in the same period).
•	Solid funding structure: loan-to-deposits ratio of 83%.
•	High growth potential due to the favourable macroeconomic environment, solid presence in the market, management capacity and generation of synergies.
Description of the bank and its environment
Banco Santander completed its acquisition of 95.67% of BZ WBK on April 1 after launching its takeover bid in the first quarter for full control, together with the 50% stake of BZ WBK Asset Management still in the hands of AIB. Group BZ WBK is now integrated into Grupo Santander, consolidating its second quarter results and business.
BZ WBK enables Grupo Santander to develop its activity in Poland, a country with considerable potential: 38.5 million citizens and a GDP which is more than 40% of that of the other new EU members. Its economy is stable (the only EU country not to have suffered a recession in the last decade), growing (+4% forecast for 2011) and needing to complete its infrastructure and with a low level of “bankarisation” (lending represents around 50% of GDP). All of these factors make the outlook good for banking business.
BZ WBK has the third largest branch network in Poland (619 including 92 agencies), 9,563 employees, 2.5 million retail customers and over EUR 20,000 million of loan and customer funds (mostly deposits).
Its business model is commercial banking, focusing on retail and company clients (SMEs and corporations), and it has a notable presence in asset management, intermediation of securities and leasing. All of this fits well with the retail business model of Santander and provides a significant growth potential in results in the next few years, both via business as well as from synergies.
BS WBK conducted its business in an economy growing at 4.3% in the second quarter, fuelled by domestic demand (more consumption and pick up in investment). This stronger activity is reflected in banking business that is growing at close to 10% in 2011.
Inflation is close to 4.1% and made the central bank raise its interest rates to 4.5% (+100 b.p. since the end of 2010). The zloty remained stable against the euro until August when market uncertainty caused it to slide (PLN 4.20/euro).
Integration of BZ WBK in Grupo Santander
In the first six months under Santander management, and in cooperation with the local management team, the first steps were taken to ensure the improvements in operating and commercial efficiency announced to the market.
Of note were:
•	In the technology and operations area, measures to control costs were put into effect, as well as the global integrator of Group purchases, with short-term objectives.
•
The first steps were taken in the risk and financial areas to adjust the organisation, processes and IT systems in order to ensure control and standardisation. Of note was the progress made in installing the corporate risk model, now operating for large companies.

•
Global business units were launched which combine local knowledge and the Group’s experience. Tangible progress was made in Global Banking and Markets with the customer base of the global relationship model in the country.

•	The best practices in commercial banking were analysed and identified based on the long experience of both institutions.
Balance sheet and results
BZ WBK registered as of September EUR 8,219 million of net loans and EUR 9,936 million of deposits (1.1% and 1.6% of the Group’s lending and deposits, respectively).
In the first six months under Santander management, loans increased 10% (+5% in the quarter) and deposits 6% (increases both in companies and individual customers).
Attributable profit (six months) was EUR 172 million, backed by solid gross income of EUR 477 million. Of this amount, EUR 245 million came from net interest income (+3.2% in the quarter in local currency), which improved its return on assets over 2010, and EUR 171 million from fee income, due to the importance of asset management business and brokerage of securities.
Loan-loss provisions absorbed only 15% of net operating income. In line with the macroeconomic situation, credit quality improved, the NPL ratio dropped and coverage rose.
In local criteria, these results compared very well with the first nine months of 2010, as basic revenues increased 10% and attributable profit 40%.
OTHER BUSINESS
The rest of businesses (GBM, asset management, insurance and Banif) generated attributable profit of EUR 358 million, 48.0% lower than in the first nine months of 2010.
The reason for the fall was that Global Wholesale Banking, the main unit included here, accounts for 83% of profits. Its attributable profit was 53.1% lower because of reduced gains on financial transactions, as in 2010 they were high at EUR 399 million (EUR 38 million loss in 2011, hard hit by the market situation). Net interest income and fee income performed better and increased 3.8%.

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	35

INFORMATION BY PRINCIPAL SEGMENTS
UNITED KINGDOM
•	Attributable profit of £659 million, impacted by a the provision of £538 million in June for payment protection insurance remediation (PPI). Excluding this provision profit was £1,198 million.
•
Better financial position: In 2011, £3,000 million from disposal of non-core assets and £23,200 million from medium-term issues offset the pressure from the strong competition in capturing customer deposits.

•	Better than expected evolution of non-performing loans, particularly in mortgages and UPLs.
Santander UK posted an attributable profit of £659 million in the first nine months of 2011. This included the impact net of tax of a provision of £538 million in the second quarter, related to payment protection insurance (PPI) remediation, in line with what has been done by other British banks.
Excluding this charge, profit was £1,198 million, 8.6% less than in the first nine months of 2010. The reduction was due to higher costs derived from regulatory changes (negative impact of £253 million net of taxes compared to the first nine months of 2010).
Environment
GDP growth slowed in the second quarter (to +0.7% quarter-on-quarter annualised), affected by certain negative factors such as the impact of Japan’s tsunami on industrial output. With inflation at 5.2% in September, household income is being eroded.
Despite the rise in inflation and due to the continued uncertainty over an economic recovery, the Bank of England held its base rate at the historic low of 0.5% and expanded the quantitative easing programme.
Strategy
Santander UK’s business includes Abbey since 2004, the deposits and branches of Bradford & Bingley since September 2008 and Alliance & Leicester since October 2008. We refer to these businesses as Santander UK.
Thanks to the combination of the three businesses, Santander UK has attained market shares of more than 10% in core segments such as mortgages and deposits. It continues to increase the range of retail banking products and services, while growth in loans to SMEs remains one of its priorities. All of this is accelerating the objective of converting Santander UK into a commercial bank offering all services and products.
The strategy consists of becoming much more customer-focused, diversifying the business mix and making Santander UK the bank of choice for SMEs. In order to support each of these goals, we remain focused on efficiency, service and a desire to be the best company to work for.
Activity
Santander UK’s balance sheet primarily consists of residential mortgages, with no exposure to self-certified mortgages or subprime and less than 1% of buy-to-let loans. The loan-to-deposit ratio was 126% at the end of September (129% a year earlier).
The following information on activity is in local criteria. Customer loans amounted to £200,800 million, 1% more than September 2010 and driven by the strong increase in loans to SMEs (+27%), offsetting the drop in personal loans. The stock of mortgages was unchanged.
In a still weak market, net mortgage lending in the third quarter amounted to £600 million. Gross new mortgages amounted to £16,800 million, £2,400 million less than in the first nine months of 2010. Our estimated market share in the quarter is 18%, above our natural share. The third quarter results were the best of the year for net and gross mortgage lending. Spreads improved, while the loan-to-value (LTV) on new loans was 65% and on the stock of lending 52%.
Loans to SMEs via the network of regional business centres kept up their strong pace and amounted to £10,200 million, 27% higher than in the first nine months of 2010. The market share was 4.3%, 0.9 p.p. more than in September 2010.
Personal loans (UPLs) balances were 15% lower year-on-year at £3,000 million. Selective marketing of this product was begun a few months ago at favourable risk adjusted spreads to lower risk customers. This is reflected in the increase in gross lending (+12% y-o-y).
Santander UK continued to dispose of non-strategic assets. Their portfolio stood at £6,400 in September, 32% lower than at the end of 2010 and 70% below December 2008.
Retail deposits (£150,800 million) are very similar to those of September 2010, due to the slowdown in the UK deposits market and tough competition in prices.

36	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
The loan-to-deposits ratio was 126%, 3 p.p. less than in September 2010. In the first nine months £23,200 million of medium and long-term securities were issued, which helped to improve the bank’s financing position, as they replaced short term funding and expensive retail deposits. The issues cover a broad range of products and at good rates given the market environment.
The opening circa 650,000 current accounts in the first nine months continued to reflect the success in attracting quality customers. A marketing campaign was launched in September to promote new current accounts and credit cards, as part of a new strategy to develop better and more lasting relations with customers. The new current account offers better incentives to existing customers who change their main account to Santander and credit card cashback (reimbursements / rebates on purchases), which will help to increase placement of cards (total: 404,000; +22%).
Results
Attributable profit was £659 million, following the impact of the extraordinary provision established for PPI claims. Excluding this one-off, profit was £1,198 million.
Gross income declined from £4,102 million in the first nine months of 2010 to £3,780 million, due to the new liquidity regulations, the higher cost of funding and maintaining very low interest rates
Net interest income was 11.2% lower year-on-year, reflecting the higher cost of liquid assets. The total commercial spread was slightly lower at 1.96%, with higher spreads on loans more than offset by the greater cost of liquidity and funding.
Customers’ preference for variable rates mortgages continued, although at a slower pace than in 2010, and helped to mitigate the impact of low interest rates. Higher net interest income in SMEs and corporations reflected growth in deposits and loans, with spreads on new loans continuing to increase.
Net fee income was 3.4% higher, due to the change in the structure of fee income from retail banking, where interest on overdrafts was replaced by a flat rate.
Gains on financial transactions remained flat, due to the impact of market volatility.
Operating expenses were slightly higher (+0.9%) in nominal terms (lower in real terms after adjusting for inflation) than in the first nine months of 2010 due to investments to grow Corporate Banking and Global Banking & Markets. The hiring of 1,100 people to improve customer service was completed in the first half of 2011, which enabled Santander UK to repatriate to the UK telephone attention centres that were abroad.
The efficiency ratio was 43.8%, 3.8 p.p. worse than September 2010. If we exclude the negative impact of regulatory changes, the efficiency ratio would have been around 40% and broadly similar to 2010.
Loan-loss provisions were 41.5% lower, due to the improved evolution of retail products.
The NPL ratio continued to evolve better than expected and only inched up 0.11 p.p. since September 2010 to 1.88%. There was a better performance in all products for individual customers, particularly mortgages and personal loans, and a slight deterioration in the third quarter in corporate loans. The stock of properties in possession remained very low (0.06% of the total portfolio compared to 0.05% at the end of 2010). In general, the trends were better than the sector’s, according to the Council of Mortgage Lenders (CML).

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	37

INFORMATION BY PRINCIPAL SEGMENTS
LATIN AMERICA
•	Enhanced profile of the income statement with greater role of customer revenues and commercial activity. Basic revenues: +11.5%.
•	Net operating income after provisions increased 2.4% (in local currency).
•	Strong business orientation, reflected in a faster pace of activity, both in lending (+19%) and in deposits (+9%).
•	NPLs remained low, reflecting the good economic environment and active management of risk.
Santander generated attributable profit of EUR 3,528 million in the first nine months of 2011, 3.0% more than in the same period of 2010, both in euros and in constant currency.
Economic environment
The region’s growth continued to be strong in the second quarter at around 4.2% on average. The consensus of analysis for the whole of 2011 is a little lower, impacted by the deterioration in the international environment.
Inflation varies, with a group of countries at close to 3% and under control (Chile, Colombia, Mexico and Peru) and another group with higher rates (Brazil, Uruguay and Argentina).
Although during the second quarter, most central banks continued to lift their interest rates, in the last two months they began to change their stance, in recognition of the deterioration in the international environment. This change will ease pressures on inflation and on productive activity. In this context, Brazil’s central bank decided at its last two meetings to cut its Selic rate, while the rest of central banks held their rates and adopted downward stances in their monetary policy statements.
As regards external demand, exports continued to surge in the second quarter (+28% y-o-y, up from +26% in the first quarter). The region has a very healthy external position, with a moderate current account deficit of 1.7% of GDP this year, according to the consensus of forecasts, and high capital inflows including a significant direct investment component. The stock of international reserves was $644 billion in June (13.4% of the estimated GDP for 2011).
The evolution of public sector accounts is also good, with an overall fiscal deficit of less than 2.5% of GDP and public debt at around 50% of GDP. This gives Latin America a significant cushion externally and fiscally to face any external shocks.
In the countries where Santander operates, bank savings increased 17% year-on-year (+14% demand deposits).
Lending by the region’s banking systems, after recovering in 2010, increased 20% in the last 12 months excluding the exchange rate impact. Loans to individuals increased 23%, via credit cards 20%, consumer credit also rose 20% and loans to companies and institutions 19%. In general terms, and considering the financial systems with the greatest weight, Brazil and Mexico’s savings grew the most.
Because of their impact on business and on converting figures into euros, the evolution of interest rates and exchange rates is commented on:
•
Average short-term interest rates, based on the region’s average weighted rate, rose between the first nine months of 2010 and the same period of 2011. In general terms, interest rates began to rise in the second half of 2010 and gradually increased throughout the year. In the second half of 2011, however, in view of the worsening of the international macroeconomic scenario and the uncertainty in the financial markets, central banks decided to adopt a downward stance in their monetary policies, which is already reflecting in their short term interest rates.

38	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
•
The evolution of results in euros is affected by average exchange rates. In global terms, Latin American currencies appreciated against the dollar, except for the Argentine peso, while the dollar, the reference currency in Latin America, depreciated 7% against the euro. In average terms, the Brazilian real strengthened against the euro from 2.33 to 2.29 and the Chilean peso from 682 to 667, while the Mexican peso depreciated from 16.67 to 16.91.

Overall, the favourable impact from the conversion of the results to euros is less than 1 p.p. in revenues and costs and zero in profits.
Strategy
The financial systems benefited from the favourable economic environment, underscored by the strong growth in lending and savings.
In these circumstances, the Bank continued to focus on harmonious growth in the balance sheet, with a clear emphasis on customer deposits and safeguarding the liquidity position.
The Bank also continued to focus on selective growth in lending, managing spreads, optimising the mix of products and segments and handling appropriately the risk/return relation.
The pillars of a strategy centred on creating value for customers and shareholders were efficiency in costs, in a context of investments and new commercial projects, prudence in risks and efficient management of capital and liquidity.
The Group also kept the emphasis on customer management, focusing on linkage and transactions.
At the end of September, the Group had 5,964 traditional branches and points of banking attention and in companies. Grupo Santander is the largest franchise in the region. Its aim is to double the business volumes of the next competitor.
The main developments in business and results in the first half of 2011 are set out below. All percentage changes exclude the exchange-rate impact.
Activity
Lending increased 19% year-on-year (+18% excluding the $2 billion purchase of the portfolio of mortgages from General Electric in Mexico), with growth in all products and segments. Of note in the last twelve months was the 26% growth in cards and 21% in commercial credits (companies in all their range and institutions) and 28% in mortgage loans (+16% excluding GE).
Deposits rose 9%, (demand: +8% and time: +9%). Mutual funds increased 17% (+11% for total savings y-o-y).
The average market shares in the countries where the Group operates are 11.2% in loans; 9.6% in deposits and 9.5% in total banking business.
Main focuses of management in 2011
1	Focus on generating revenues, with strong business, management of spreads and activities that generate fee income.
2	Focus on customer deposits.

3	Selective growth in lending, centred on the margins net of risk premiums.

4	Management of customers, focused on linkage and transactions.

5	Investment in installed capacity in all countries under the principle of austerity and efficiency.
Results
Basic revenues (net interest income, fee income plus insurance) continued the good trend. They rose 11.5% year-on-year, with net interest income up 11.5%, fee income 10.1% and 44.8% from insurance business.
The rise in fee income (+10.1%) was due to the 41.5% advance in revenues from insurance, 26.4% from cards and 7.9% from mutual funds.
Gains on financial transactions dropped 9.3% year-on-year. Gross income increased 9.7%.
Operating expenses were up 11.4% year-on-year, due to new business projects, expanding the installed capacity, restructuring the points of attention and renegotiating charges and collective bargaining agreements in line with inflation. The efficiency ratio was 38.9%, almost the same as in September 2010.
The current macroeconomic environment, together with anticipative risk management, produced an improvement in risk premiums (from 3.9% in September 2010 to 3.6% in the same month of 2011). The NPL ratio was 4.10% (4.15% in September 2010) and coverage 102%.
Attributable profit was EUR 3,528 million, 3.0% more than in the first nine months of 2010.
Retail Banking’s attributable profit rose 2.4% year-on-year, Asset Management and Insurance’s 10.7% and Global Wholesale Banking’s 2.4%.

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	39

INFORMATION BY PRINCIPAL SEGMENTS
LATIN AMERICA. MAIN UNITS
Million euros

	Brazil		Mexico		Chile
	9M’11	Var (%)	9M’11	Var (%)	9M’11	Var (%)
INCOME STATEMENT
Net interest income	8,928	16.2	1,255	2.9	1,133	1.3

Net fees	2,476	11.1	461	7.9	323	8.5
Gains (losses) on financial transactions	691	2.0	102	(38.2)	66	(14.1)
Other operating income (1)	(106)	77.1	5	—	38	68.4

Gross income	11,989	13.9	1,823	1.1	1,559	3.0

Operating expenses	(4,410)	12.7	(725)	6.5	(607)	12.5
General administrative expenses	(3,939)	10.9	(644)	7.1	(540)	13.0
Personnel	(2,167)	15.7	(350)	10.1	(342)	14.5
Other general administrative expenses	(1,772)	5.5	(294)	3.6	(198)	10.5
Depreciation and amortisation	(471)	30.6	(81)	1.9	(67)	8.3

Net operating income	7,579	14.6	1,097	(2.2)	952	(2.3)

Net loan-loss provisions	(3,539)	27.7	(252)	(29.9)	(291)	10.3
Other income	(792)	25.9	53	—	26	—

Profit before taxes	3,248	1.1	899	24.2	687	(2.7)

Tax on profit	(861)	11.7	(166)	29.9	(88)	(7.0)

Profit from continuing operations	2,387	(2.3)	732	23.0	599	(2.1)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	2,387	(2.3)	732	23.0	599	(2.1)

Minority interests	414	9.0	1	(99.2)	132	3.0

Attributable profit to the Group	1,973	(4.4)	731	57.0	466	(3.4)

BALANCE SHEET
Customer loans (2)	71,736	10.3	17,477	21.8	25,176	6.7
Trading portfolio (w/o loans)	13,327	26.8	14,377	(1.0)	3,283	(24.5)
Available-for-sale financial assets	18,221	4.1	2,514	(37.3)	3,512	14.0
Due from credit institutions (2)	9,818	(12.9)	7,462	12.4	2,860	28.0
Intangible assets and property and equipment	3,469	1.4	339	(8.8)	326	(6.3)
Other assets	42,127	10.3	3,890	(0.9)	3,405	19.0

Total assets/liabilities & shareholders’ equity	158,697	8.7	46,058	5.1	38,563	5.8

Customer deposits (2)	71,211	(3.5)	19,615	1.3	19,305	15.8
Marketable debt securities (2)	15,379	133.1	1,504	298.1	5,174	5.0
Subordinated debt (2)	4,230	4.0	—	—	1,223	13.6
Insurance liabilities	8,178	250.6	428	45.2	333	13.8
Due to credit institutions (2)	24,777	16.7	10,009	16.2	4,874	5.8
Other liabilities	24,800	(3.7)	10,253	(6.3)	5,430	(18.9)
Shareholders’ equity (3)	10,123	(16.7)	4,248	0.4	2,224	2.0

Other customer funds under management	44,481	12.8	9,765	(3.5)	4,712	(10.2)

Mutual funds	40,623	15.1	9,545	(4.6)	4,635	(10.7)
Pension funds	—	—	—	—	—	—
Managed portfolios	3,449	(15.1)	—	—	—	—
Savings-insurance policies	410	580.7	220	109.0	77	34.3

Customer funds under management	135,300	9.2	30,884	3.5	30,414	8.9

(1).	- Including dividends, income from equity-accounted method and other operating income/expenses

(2).	- Including all on-balance sheet balances for this item

(3).	- Not including profit of the year
LATIN AMERICA. INCOME STATEMENT
Million euros

	Gross		Net operating		Attributable
	income		income		profit to the Group
	9M’11	Var (%)	9M’11	Var (%)	9M’11	Var (%)

Brazil	11,989	13.9	7,579	14.6	1,973	(4.4)
Mexico	1,823	1.1	1,097	(2.2)	731	57.0
Chile	1,559	3.0	952	(2.3)	466	(3.4)
Argentina	668	11.3	342	5.7	205	(4.2)
Uruguay	119	(11.4)	28	(57.6)	13	(76.4)
Colombia	148	6.8	63	8.3	30	9.0
Puerto Rico	255	(8.0)	131	(9.8)	26	(0.8)
Rest	87	(3.6)	(8)	—	(23)	81.4

Subtotal	16,647	10.4	10,184	9.5	3,422	3.0

Santander Private Banking	219	5.0	125	6.5	106	1.9

Total	16,866	10.3	10,308	9.4	3,528	3.0

40	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
BRAZIL (ALL CHANGES IN LOCAL CURRENCY)
•	New quarterly record in gross income (+13.3% in basic revenues year-on-year ).
•	Operating expenses reflect the collective agreement and the commercial investment (opening 167 branches in 12 months).
•	Higher provisions due to increased business and moderate rise in the sector’s NPLs.
•	Net operating income after provisions increased 3.2%.
•	Lending and savings grew 8% and 1%, respectively, in the third quarter over the second.
Santander Brazil generated attributable profit of EUR 1,973 million in the first nine months, 4.4% lower than in the same period of 2010 (-6.1% in local currency).
The top part of the income statement is very solid. Gross income rose 11.8% which coupled with a slight improvement in the efficiency ratio, now at 36.8%, produced a 12.5% increase in net operating income.
This increase enabled the larger provisions to be absorbed, maintaining net operating income after provisions in positive growth rates. This, however, did feed through to profits mainly because of the higher tax rate and minority interests, which combined, had a negative impact of 7 p.p. on profit growth.
Economic and financial environment
The latest figures show GDP growing at 3.1% year-on-year (down from 4.2% in the first quarter). Industrial output and consumer confidence remained high and the unemployment rate was historically low.
The combination of these factors, together with seasonal pressures, kept inflation high (7.3%) and above target. In this context, the central bank began to lift interest rates, interrupting the process at the Copom meeting in August because of the deterioration of the macroeconomic situation in some European countries and prospects of reduced growth in emerging countries.
The banking system’s total lending grew 1.7% in August (latest available) and 19.4% in 12 months. Loans represent 48% of GDP.
Unrestricted lending grew at a slower pace than directed lending, both in August (latest figure available) (1.4% vs. +1.7%), as well as year-on-year (+17.9% vs. +19.4%).
The NPL ratio was 5.3% in August, 0.8 p.p. more than at the end of 2010.
Strategy
Santander Brazil is the third largest private sector bank in terms of assets, and the leading foreign bank, with a combined market share of 9.3% in loans and deposits. It operates in the main regions, with 3,731 branches and points of banking attention, 18,342 ATMs and 24.7 million customers.
At the beginning of the year, it successfully completed the technological integration and brand unification. The bank is now better structured and positioned to develop its business.
The strategy is to become the best and most efficient bank in Brazil, both in generation of shareholder value as well as in customer and employee satisfaction. The following goals have been set:
•	Be the best in quality of service, backed by the strength of the IT platform.
•	Intensify relations with customers.
•	Business strengthening in key segments such as SMEs, acquiring business, cards, real estate loans and consumer credit; and boost cross-selling.
•	Better recognition of the brand.
•	All of this accompanied by prudent risk management.
Activity
Lending rose 8% in local currency quarter-on quarter, a higher growth rate than that of the second quarter, while deposits rose only 1% due to the wholesale segment.
The year-on-year growth in lending was 19%, backed by loans to individuals (+25%), particularly mortgages (+45%) and cards (+32%), but also in the segments of SMEs and companies (+25% combined). The smallest rise, as in previous quarters, was to large companies (+14%).

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	41

INFORMATION BY PRINCIPAL SEGMENTS
Savings rose 11% year-on-year, with a good performance in all products (time deposits: +4% and mutual funds: +24%).
The market share in lending was 10.4% (11.7% in unrestricted lending) and 8.0% in deposits.
Results
Gross income rose again in the quarter. It amounted to EUR 11,989 million, 11.8% higher year-to-year in local currency.
The main component of year-on-year growth was net interest income (+14.1%), spurred by the larger volumes and management of spreads.
The good trend in fee income, (+9.1%) backed by mutual funds and particularly by cards and insurance, which increased by more than 30%. The recurrence ratio was 63%.
Gains on financial transactions were EUR 691 million (+0.2% year-on-year) with those for the third quarter below the second, and only accounted for 6% of total revenues.
As regards the third quarter compared to the second, gross income was again more than EUR 4,000 million, a new quarterly record, due to the favourable evolution of net interest income (+2.6% in the quarter).
Of note in revenues growth in the last few quarters was its continuous upward trend, as net interest income increased for the sixth straight quarter and fee income did so in four of the last six quarters.
The year-on-year growth in total basic revenues (net interest income, fee income and fees from insurance activity) went from 5.9% in 2010 to 13.3% in the first nine months of 2011.
Operating expenses grew 10.7% year-on-year. This was due to the investment made to increase the distribution capacity with the opening of 167 branches in 12 months (+21 new branches in the quarter) and in the new IT platform, along with the pressure from inflation and the impact of the high employment rate on wage agreements.
Net operating income rose 12.5% to EUR 7,579 million and the efficiency ratio improved slightly to 36.8%.
Provisions for loan losses were 25.4% higher than in the first nine months of 2010, due to the increase of close to 20% in lending balances and a moderate rise in the NPLs of individual borrowers and SMEs. In the third quarter over the second, they declined 0.8%.
The NPL ratio was flat in the quarter, although it rose slightly in the last 12 months. It was 5.05% in September (4.97% a year earlier). Coverage increased to 100% from 98% in September 2010.
Net operating income after provisions increased 3.2% year-on-year, driven by the strength of the most basic revenues, which absorbed the investments in installed capacity and provisions. Profit before tax was 0.7% lower, due to the greater impact of other income and provisions for labour disputes.
Including the impact of the higher tax rate and larger minority interests from the partial placement of shares in the third quarter of 2010, attributable profit was 6.1% lower at EUR 1,973 million and ROE was 23.0%).
Retail Banking’s profit was 13.2% lower, while that of GBM rose 8.6% and Asset Management and Insurance remained virtually unchanged. Net operating income after provisions declined 0.7% in retail banking, and increased 10.1% in GBM and 16.2% in asset management and insurance.

42	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
MEXICO (ALL CHANGES IN LOCAL CURRENCY)
•	Basic revenues continued to accelerate: net interest income and fee income registered double digit growth between the third quarter of 2010 and the same period of 2011.
•	Costs rose 8.0% because of increased commercial capacity.
•	Good risk management produced an improvement in the risk premium and a 28.9% fall in loan-loss provisions.
•	Net operating income after provisions increased 12.4% and profit 24.8% before minority interests.
•	Strong rise in business: lending rose 24% year-on-year on a like-for-like basis and deposits 13%.
Attributable profit was 57.0% higher in the first nine months at EUR 731 million (+59.3% in local currency), partly benefiting from lower minority interests.
Results showed a good trend, with year-on-year growth in net interest income and fee income and lower provisions.
Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 16.4% and 14.9% in savings. It has 1,099 branches and 9.2 million customers.
Economic environment
GDP growth was slower in the second quarter, with 4.0% growth year-on-year in the first half, and is forecast at 3.8% for the whole year, due to the impact of the weak US economy. Domestic demand is maintaining a good pace of growth, thanks to job creation, with rises of more than 4% year-on-year and an improvement in real wages. Inflation remains very moderate (3.1% in September), with equally moderate expectations (3.5% for the whole year).
Lending increased 15% year-on-year (consumer credit and card business: +18%), while savings rose 14%.
Strategy
Under its plan, the strategy continued to focus on strengthening the franchise and customer relations through consumer credit, the sale of credit cards in branches and growth in deposits, for individual customers, all of which is boosting recurring revenues. In companies and institutions, the focus was on more transactions.
The main priorities are to take advantage of the economic performance, put the emphasis on customer linkage, deepen business in high income and SMEs segments and maintain prudent and efficient management of risks and costs.
Activity
Lending rose 32% year-on-year, with all products growing and partly spurred by the purchase of GE’s mortgage portfolio (+24% on a like-for-like basis). Mortgages doubled (+34% on a like-for-like basis) commercial credit grew 27%, consumer loans 28% and cards 10%.
Savings increased 10% year-on-year, with 13% growth both in demand and time deposits and more moderate in mutual funds (+4%).
Among anchor products, the number of insurance policies stood at 4.7 million (+15% year-on-year) and the number of payroll cheques paid into accounts reached 2.6 million.
Results
Gross income increased 2.5% year-on-year. Net interest income increased 4.4% and accelerated in the quarter (+8.1% over the second quarter), in line with the recovery in business.
Fee income grew 9.5%, with a positive performance in insurance and transactional banking.
Operating expenses were 8.0% higher than in the first nine months of 2010, reflecting the larger perimeter and installed capacity. Provisions confirmed the trend of previous quarters, falling 28.9%, in line with the improvement in risk premiums. Net operating income after provisions increased 12.4% year-on-year.
Attributable profit amounted to EUR 731 million. Retail Banking’s profit increased 89.3% thanks to the recovery in revenues and lower provisions. Asset Management and Insurance’s rose 72.2% and Global Wholesale Banking’s dropped 17.1%, due to reduced results from markets and the worsening global economic environment. Excluding the impact of the minority interests acquired in September 2010, the changes were +24.8% for the whole country and +48.7%, +37.5% and -35.8% for the three business segments, respectively.
The efficiency ratio was 39.8%, the recurrence ratio 71.5% and ROE 21.6%. The NPL ratio (1.78%) and coverage (176%) are affected by the incorporation of GE’s portfolio. Excluding this, the NPL ratio was 1.45% and coverage 217%, both of high quality and a good year-on-year evolution.

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	43

INFORMATION BY PRINCIPAL SEGMENTS
CHILE (ALL CHANGES IN LOCAL CURRENCY)
•	Basic revenues rose +1.7%. Focus on fee-generating businesses (+14.7% from cash management, +11.1% from cards and +7.0% from insurance).
•	Operating expenses rose 9.9% because of the signing of the collective agreement and new business projects.
•	Provisions were 7.8% higher.
•	Net operating income after loan-loss provisions dropped 9.1%
•	Double-digit growth in banking business: +14% in loans and +23% in deposits.
Attributable profit was EUR 466 million, 3.4% less than in the first nine months of 2010 (-5.6% in local currency).
Santander is the largest financial group in Chile in terms of assets and profits. It has 494 branches and 3.4 million customers and market shares of 21.0% in loans and 18.3% in savings.
Economic environment
The economy grew 6.8% in the second quarter, with private domestic demand (consumption and investment) growing at 10%. Employment increased 6.4% in the first half, reducing the jobless rate from 8.5% to 7.2% a year ago. Inflation remained moderate (3.3% y-o-y in September), with prospects of stability in the medium term, according to the central bank’s survey. In this context, the central bank has kept its interest rates stable since July, after raising them by 200 b.p. in the first seven months to 5.25%.
Lending rose 14% in the last 12 months (+18% in consumer credit and cards and +15% in commercial credit). Savings rose 14%.
Strategy
The strategy centred on maximising the profitability of various businesses, particularly loans to and savings from individuals and SMEs, with a special emphasis on deposits in order to bolster the liquidity position.
Means of payment continued to be dynamic. Purchases with Santander cards increased 29%. Commercial agreements with significant suppliers of services, such as airlines, telecom companies and supermarkets, continued to strengthen the relationship with customers in order to make them more satisfied and generate greater added value.
The improvement in service quality continued to be a priority in order to boost customer linkage and transactions.
The number of insurance policies, a risk-free product and one generating fee income, was 4.9 million, consumer loans rose 8% and cards increased by 213,000 units. Payrolls increased 13% and helped to enhance the quality of the customer base and future business prospects.
Activity
Lending rose 14% year-on-year, with a significant advance in cards (+29%), 12% in mortgages and 11% in consumer credit. The market share in loans increased by 42 b.p. in the last 12 months, from 20.6% to 21.0%.
Savings grew at a faster pace (+16%). Demand deposits rose 11% and time deposits 30%. Mutual funds declined 5%.
Results
In results (and always in local currency), gross income rose 0.6% year-on-year, with a differentiated performance of its components. Net interest income declined 1.0% affected by pressure on lending spreads, the higher cost from the effort made in capturing deposits, mainly time deposits, and the significant impact in the third quarter of the lower inflation.
Fee income, on the other hand, rose 6.0%, with a good performance in that from cash management (+14.7%), cards (+11.1%), insurance (+7.0%) and mutual funds (+3.9%).
Operating expenses rose 9.9% year-on-year, higher than inflation, due to the collective agreement, the increase in the rent for branches following their transfer in the second half of 2010 and strengthening business activity.
Net loan-loss provisions rose 7.8% year-on-year, compared to the 14% rise in lending. In the third quarter there was a higher increase.
Attributable profit was 3.4% lower at EUR 466 million (-5.6% in local currency). Retail Banking’s profit dropped 12.8%, Asset Management and Insurance’s rose 22.1% and Global Wholesale Banking’s 12.4%.
The efficiency ratio was 38.9%, the recurrence ratio 59.8% and ROE 24.8%. The NPL ratio was 3.63% and coverage 88%.

44	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
Argentina
Attributable profit was EUR 205 million, 4.2% lower year-on-year (+7.9% in local currency).
Santander Río is one of the country’s leading banks, with market shares of 9.3% in lending and 10.3% in savings. It has 351 branches and 2.4 million customers.
The economy continues to grow briskly (+8.9% y-o-y in the first half). Growth for the whole year is put at around 7%. Inflation was 9.9% in September and interest rates reached close to 13% in September. Exports grew an average 24% year-on-year to July which, although below the 42% rise in imports, still left a trade surplus of $6,500 million. The surplus is forecast at 1.8% of GDP by the end of the year.
Growth in the financial system’s savings and lending was 35% and 51%, respectively, maintaining high levels of liquidity and a capitalisation ratio of 16% in July. The NPL ratio was 1.8% and coverage 126%, underscoring the system’s enhanced quality.
The Group is focusing on continuing to maximise the profitability of the franchise through the following drivers: increase the number of customers by opening branches in attractive markets, customer linkage via transactions, higher spreads on loans, selective growth in low risk assets, maintaining comfortable levels of liquidity, deepening in high value segments (high income and SMEs) and special attention to risk.
Lending and savings increased at a faster pace in September (+34% and +38% year-on-year, respectively).
Gross income rose 25.3% year-on-year in local currency (+23.4% in net interest income and +33.7% in fee income). Operating expenses rose 32.6%, due to inflation and growth in installed capacity (net opening of 34 branches in the last 12 months). In addition, the number of employees increased from 6,388 to 6,788.
Net operating income increased 19.0% and attributable profit 7.9%. The efficiency ratio was 48.8% and the recurrence ratio 89%. The NPL ratio was 1.08% and coverage 210%.
Uruguay
Attributable profit was EUR 13 million, 76.4% lower (-75.9% in local currency), due to the 54.3% fall in gains on financial transactions (significant capital gains in 2010 in the portfolio of securities). Basic revenues rose 16.4%, while operating expenses were 35.1% higher because of the collective bargaining agreement and the cost of installing the new IT platform.
Santander is the largest private sector bank in the country in terms of number of branches (78) and business (market share of 17.7% in lending and 16.2% in deposits).
The economy grew 0.5% in the second quarter and 4.8% year-on-year, spurred by domestic demand (+12%). Inflation remained high at 7.8% y-o-y at September. In local currency, the financial system’s lending rose at a faster pace, +27%, while deposits increased 13%.
Fitch upgraded in July Uruguay’s sovereign debt in foreign currency by one notch to BB+, one level below the minimum investment grade (BBB-).
The Group is focusing on driving retail business, with strong growth in linked medium and high income customers, boosting business with companies, with an emphasis on transactional linkage, and maximising the return on surplus liquidity.
Lending rose 40% with the incorporation of Creditel and 33% on a like-for-like basis. Savings rose 6% in the last 12 months.
The efficiency ratio is 76.7%, the recurrence ratio 29.1%, the NPL ratio is only 0.65% and coverage is very high.
Colombia
Attributable profit was 9.0% higher at EUR 30 million (+11.8% in local currency, affected by taxes and other income), as net operating income after provisions for loan losses (20.8% lower) increased 34.4%.
The Group has 79 branches and market shares of 2.7% in lending and in savings.
The economy is forecast to grow 5% this year, inflation will remain low (3.7% in September) and the trade surplus was $2,140 million in the first half.
The financial system’s growth in lending and deposits picked up (+27% and +20%, respectively).
The strategy is focused on selective growth in business, preserving appropriate levels of customer linkage of high and medium income customers and boosting transaction and insurance business. Management of NPLs is based on anticipation and knowledge of the customer.
Lending increased 18% and savings 20%. The efficiency ratio is 57.6% and the recurrence ratio 44.9%. The NPL ratio is 1.14% and coverage 261%.
Puerto Rico
Attributable profit was EUR 26 million (+6.3% y-o-y in dollars), because of higher taxes as net operating income after provisions increased 52.7% thanks to lower provisions.
Santander has 122 branches and market shares of 9.8% in loans, 11.2% in deposits and 21.7% in mutual funds.
The economy remained in recession, affecting the growth of the financial system and its profitability. In this context, the Group stood out for its positive return, fruit of appropriate management of prices, discipline in risks and strict control of costs.
The efficiency ratio is 48.8%, the recurrence ratio 39.6%, the NPL ratio 10.6% and coverage 55%.
Peru
Activity is focused on companies and tending to the Group’s global customers. Attributable profit was EUR 8 million (+50.9% in local currency).

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	45

INFORMATION BY PRINCIPAL SEGMENTS
SOVEREIGN
Million euros

			Variation
	9M’11	9M’10	Amount	(%)

INCOME STATEMENT
Net interest income	1,261	1,320	(59)	(4.5)

Net fees	289	312	(23)	(7.4)
Gains (losses) on financial transactions	103	7	96	—
Other operating income (1)	(44)	(51)	6	(12.8)

Gross income	1,609	1,589	20	1.3

Operating expenses	(704)	(697)	(6)	0.9
General administrative expenses	(621)	(619)	(2)	0.3
Personnel	(350)	(349)	(1)	0.2
Other general administrative expenses	(271)	(270)	(1)	0.4
Depreciation and amortisation	(83)	(78)	(5)	5.8

Net operating income	905	891	14	1.5

Net loan-loss provisions	(257)	(453)	196	(43.2)
Other income	(72)	(17)	(55)	322.0

Profit before taxes	575	421	154	36.7

Tax on profit	(181)	(128)	(53)	41.2

Profit from continuing operations	394	293	102	34.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	394	293	102	34.7

Minority interests	—	—	—	—

Attributable profit to the Group	394	293	102	34.7

BALANCE SHEET
Customer loans (2)	37,936	35,565	2,372	6.7
Trading portfolio (w/o loans)	269	252	17	6.7
Available-for-sale financial assets	10,438	8,860	1,579	17.8
Due from credit institutions (2)	807	530	277	52.4
Intangible assets and property and equipment	555	464	91	19.6
Other assets	3,812	5,075	(1,263)	(24.9)

Total assets/liabilities & shareholders’ equity	53,817	50,745	3,073	6.1

Customer deposits (2)	35,141	30,291	4,850	16.0
Marketable debt securities (2)	1,617	1,834	(218)	(11.9)
Subordinated debt (2)	2,293	2,692	(399)	(14.8)
Insurance liabilities	—	—	—	—
Due to credit institutions (2)	8,194	10,691	(2,497)	(23.4)
Other liabilities	2,231	2,289	(58)	(2.6)
Shareholders’ equity (3)	4,342	2,948	1,394	47.3

Other customer funds under management	3	54	(50)	(93.9)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	3	54	(50)	(93.9)
Savings-insurance policies	—	—	—	—

Customer funds under management	39,054	34,871	4,183	12.0

(1).	-Including dividends, income from equity-accounted method and other operating income/expenses

(2).	- Including all on-balance sheet balances for this item

(3).	- Not including profit of the year

46	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
SOVEREIGN
•	Higher gross income (+8.5%) and lower provisions (-39.1%).
•	Net operating income after provisions up 58.5%.
•	Improved trend in loans (+5%) and deposits (+15%).
•	Credit quality: improved non-performing loans and coverage for the seventh quarter running.
Sovereign posted an attributable profit of $195 million in the third quarter, bringing the profit for the first nine months to $554 million, 44.4% more than in the same period of 2010.
Economic environment
Sovereign conducted its activity in an environment of slower GDP growth than in 2010, with a weak housing sector, a jobless rate close to historic highs and interest rates at minimums.
Lending by banks increased in the second quarter (+0.9%) for the first time since June 2008, although it is too early yet to speak of a change of trend. Growth was due to the increase in commercial loans (+1.8%) as consumer credit remained flat. Deposits continued to flow toward those of the greatest availability (+4.6% over the fourth quarter) from time deposits (-3.4% vs. the fourth quarter).
Strategy
Sovereign, with 723 branches, 2,286 ATMs and more than 1.7 million customers, is developing a business model focused on retail customers and companies. It operates in the northeast of the US, one of the country’s most prosperous areas, where it has significant market shares.
The focus on growth, rigorous risk management and the optimisation of cost structures, within the restructuring process, are enabling Sovereign to generate consistent results in line with the goals set for 2011, despite an environment of low activity.
Activity
Balance sheet management remained characterised by an increase in profitability and a better mix of lending and funding products, enabling spreads to improve on new and renewed operations over those of 2010.
In lending, the portfolio continued to be repositioned, with a gradual exit from higher risk segments into more attractive ones.
Although it continued to deepen business in residential segments, the asset mix benefited from growth in loans to companies and GBM. Sovereign continued to prepare its commercial and regulatory structure in order to take advantage of the incipient recovery in these segments.
Total lending grew 5% year-on-year and 8% excluding the non-strategic portfolio. The improvement in the composition of the portfolio combined with risk management produced a further fall in the NPL ratio to 3.22% and a rise in coverage to 93%. Both improved for the seventh quarter running.
The increase in lending was financed by the rise in customer deposits (+15% y-o-y), which enabled the diversification and stability of the financing sources to be improved. This, coupled with the reduction in the volume of wholesale financing, reduced the cost of deposits by 6 b.p.
The focus on expanding the customer base is beginning to bear fruit. The number of current accounts has risen continuously this year, breaking the negative trend of 2010. August set a new monthly record in the opening of accounts.
Results
Gross income was $2,261 million (+8.5% y-o-y). Net interest income (+2.4%) continued to grow thanks to management of volumes and prices which offset the sharp fall in interest rates. The negative impact on fee income (-0.8%), as a result of the new regulatory framework in the US, was offset by a greater commercial effort. The capital gains generated in the ALCO portfolio also contributed to growth.
The 8.1% growth in operating costs reflects the impact of investments in technology and the increase in commercial structures begun in the second half of 2010. The efficiency ratio was 43.7% and net operating income increased 8.8% year-on-year.
Net loan-loss provisions were 39.1% lower, thanks to containment of NPLs and the recovery capacity during the credit cycle. This is reflected in a better than expected evolution in credit quality.
Net operating income after provisions was 58.5% higher at $910 million and profit before tax was $809 million.
In short, the results show a solid income statement backed by the generation of recurring revenues, a reduction in the cost of deposits and an improvement in the levels of provisions thanks to proactive credit risk management. All of this was the result of the improvement in the balance sheet structure, which together with the recovery in volumes of basic loans and control of spending provides a solid base for the fourth quarter.
USA
INCOME STATEMENT PRO FORMA
Million US$

	9M’11	9M’10	Var (%)

Gross income	4,827	4,117	17.3
Net operating income	3,150	2,645	19.1
Attributable profit to the Group	1,125	692	62.5
Grupo Santander’s total attributable profit from the US (Sovereign Bank, Santander Consumer USA, Santander Private Banking USA, Puerto Rico and the New York branch) amounted to $1,125 million, 62.5% more than in the first nine months of 2010.
The main reasons for this growth were the better performance of Sovereign and the consumer finance unit.

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	47

INFORMATION BY PRINCIPAL SEGMENTS
CORPORATE ACTIVITIES
Million euros

			Variation
	9M’11	9M’10	Amount	(%)

INCOME STATEMENT
Net interest income	(1,678)	(1,369)	(308)	22.5

Net fees	(10)	(32)	22	(68.2)
Gains (losses) on financial transactions	370	(226)	596	—
Dividends	41	42	(1)	(1.5)
Income from equity-accounted method	2	(2)	4	—
Other operating income/expenses (net)	105	100	4	4.2

Gross income	(1,170)	(1,487)	317	(21.3)

Operating expenses	(655)	(629)	(26)	4.1
General administrative expenses	(564)	(527)	(37)	7.0
Personnel	(236)	(206)	(29)	14.3
Other general administrative expenses	(328)	(321)	(7)	2.3
Depreciation and amortisation	(91)	(102)	11	(10.9)

Net operating income	(1,824)	(2,116)	292	(13.8)

Net loan-loss provisions	40	(87)	128	—
Other income	(351)	(432)	81	(18.6)

Profit before taxes	(2,135)	(2,635)	500	(19.0)

Tax on profit	339	740	(401)	(54.2)

Profit from continuing operations	(1,796)	(1,895)	99	(5.2)

Net profit from discontinued operations	(19)	(10)	(8)	77.4

Consolidated profit	(1,814)	(1,905)	91	(4.8)

Minority interests	2	1	1	148.6

Attributable profit to the Group	(1,817)	(1,906)	89	(4.7)

BALANCE SHEET
Trading portfolio (w/o loans)	4,842	4,751	91	1.9
Available-for-sale financial assets	19,806	21,063	(1,257)	(6.0)
Investments	959	37	922	—
Goodwill	25,914	23,928	1,986	8.3
Liquidity lent to the Group	15,621	40,197	(24,576)	(61.1)
Capital assigned to Group areas	67,798	64,324	3,474	5.4
Other assets	91,989	67,356	24,633	36.6

Total assets/liabilities & shareholders’ equity	226,930	221,657	5,273	2.4

Customer deposits (1)	11,981	14,495	(2,514)	(17.3)
Marketable debt securities (1)	61,382	74,396	(13,014)	(17.5)
Subordinated debt (1)	8,973	13,866	(4,893)	(35.3)
Other liabilities	69,612	50,114	19,498	38.9
Group capital and reserves (2)	74,982	68,786	6,196	9.0

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	82,336	102,757	(20,421)	(19.9)

(1).	- Including all on-balance sheet balances for this item

(2).	- Not including profit of the year

48	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
CORPORATE ACTIVITIES
•	This area’s losses were EUR 89 million less than in the first nine months of 2010.
•	Net interest income registered a larger loss (higher cost of wholesale funding) and lower recovery of taxes.
•	Gains on financial transactions (mainly from hedging of exchange rates) are positive versus negative ones in 2010. Also, reduced provisions.
The area made a loss of EUR 1,817 million in the first nine months compared to a loss of EUR 1,906 million in the same period of 2010. This was due to the net effect of the main items: net interest income, gains on financial transactions, provisions and other income, and taxes.
Corporate Activities covers a series of centralised activities, on the basis of the criteria set out on page 24 of this report.
The financial management area carries out global balance sheet management functions, both for structural interest rate risk and liquidity risk (the latter through issues and securitisations), as well as the structural position of exchange rates.
•
Interest rate risk is actively managed by taking positions in the market. This management seeks to mitigate the impact of changes in interest rates on net interest income and the Bank’s value, and is carried out via bonds and derivatives of high credit quality, high liquidity and low consumption of capital.

•	The aim of structural liquidity management is to finance the Group’s recurrent activity in optimum maturity and cost conditions, while maintaining an appropriate profile by diversifying sources.
•
The exposure to exchange rate movements is also managed on a centralised basis. This management (dynamic) is carried out through financial derivatives for exchange rates, optimising at all times the cost of hedging.

In this sense, hedging of net investments in the shareholders’ equity of businesses abroad aims to neutralise the impact on them of converting to euros the balances of the main consolidated entities whose functional currency is not the euro. The Group’s policy considers it necessary to immunise the impact which, in situations of high volatility in the markets, sharp movements in exchange rates would have on these exposures of a permanent nature. The currently hedged investments are those in Brazil, the UK, Mexico, Chile and Poland, and the instruments used are spot contracts, FX forwards or tunnel options.

Meanwhile, exposures of a temporary nature (i.e. those regarding the results which the Group’s units will contribute over the next 12 months), when they are in currencies other than the euro, are also hedged on a centralised basis. These results, generated in the local currencies of the units, are hedged with exchange-rate derivatives. The objective is to establish the euros resulting from the exchange rate at the beginning of the year.

The impact of the hedging is registered in gains/losses on financial transactions and the hedging of results compensates, with an opposite sign, the greater or lesser value in euros from the contribution of businesses.

Separately from the financial management activities described here, the corporate activities area acts as the Group’s holding. It manages all capital and reserves and allocations of capital to each of the units as well as providing liquidity that some of the business units might need (mainly the Santander Branch Network and corporate in Spain). The price at which these operations are carried out is the market rate (euribor or swap) plus the premium, which, in terms of liquidity, the Group supports due to the immobilisation of funds during the period of the operation.
Lastly, and more marginally, the equity stakes that the Group takes within its policy of optimising investments are reflected in Corporate Activities. Since 2009 this item has declined significantly.
The main developments were:
•
Net interest income was EUR 1,678 million negative compared to EUR 1,369 million also negative in the first nine months of 2010. This was largely due to the higher cost of credit of issues in wholesale markets.

This increased cost was also reflected in the financing of the goodwill of the Group’s investments, which by definition is negative, but also raised the cost of their financing proportionately.
The third quarter figure was -EUR 553 million, almost the same as in the second quarter (-EUR 613 million).
•
Gains on financial transactions, which include those from centralised management of interest rate and currency risk of the parent bank as well as from equities, were EUR 370 million positive in the first nine months due to the positive impact of exchange-rate hedging compared to a loss of EUR 226 million in the same period of 2010 (negative impact of hedging of exchange rates).

•	Operating expenses rose 4.1% because of the higher general costs, as amortisations were 10.9% lower.
•
Net loan-loss provisions reflect a release of EUR 40 million compared to provisions of EUR 87 million in the first nine months of 2010. This line records the normal provisions for the fixed-income portfolio (not public debt) which were part of the ALCO strategies, and which at the time of purchases and sales produced small movements in these provisions. Also recorded are those asymmetries produced in the process of internal consolidation between the various business areas included in the parent bank which gave rise to a release of generic provisions in 2011.

•
“Other income” was EUR 351 million negative compared to EUR 432 million also negative in 2010 and is mainly due to writedowns for foreclosures (properties and land) and revenue from the recovery of losses that were provisioned, as well as the sale of a small stake.

•	Lastly, the tax line reflects a smaller recovery than in 2010.

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	49

INFORMATION BY SECONDARY SEGMENTS
RETAIL BANKING
•	Net interest income (+5.1%) and fee income (+12.6%) led to a new quarterly record in basic revenues.

•	Higher expenses (+9.2%) because of new projects and an increase in the installed capacity.

•	Risk management reflected in lower specific provisions, offset by lower release of generic provisions.

•	Net operating income after provisions was 8.0% higher year-on-year.

•	Profit reflects the impact of the one-off in the second quarter for customer remediation in the UK.
Attributable profit was EUR 5,330 million, affected by the provision net of tax of EUR 620 million for customer remediation in the UK in the second quarter.
Results were slightly impacted by the perimeter effect (mainly from the incorporation of Bank Zachodni WBK). The positive impact was around three percentage points on revenues and costs. The evolution of exchange rates during the period had a slight negative impact (-1 p.p.).
Gross income amounted to EUR 29,924 million (+6.0% y-o-y), due to the 5.1% rise in net interest income, the main component, and strongly backed by fee income.
Operating expenses rose 9.2% year-on-year (+5.8% without the perimeter and exchange rate effects). As a result, the efficiency ratio was 42.0% and net operating income was 3.8% higher at EUR 17,341 million.
Net loan-loss provisions were 1.0% lower than in the first nine months of 2010. This reflected the efforts made in previous years to improve risk management in the Group’s units and led to lower specific provisions. This, together with the one-off impact of the provision made in 2010 in Spain because of the change in regulation, offset the lower release of generic provisions. Net operating income after provisions increased 8.0% year-on-year.
Total lending and customer deposits rose slightly in the last twelve months.
As well as reflecting the recovery trend in commercial revenues and the positive impact of new incorporations to the Group, Retail Banking in Continental Europe benefited from the evolution of provisions made in 2010. Attributable profit was 4.4% higher.
Attributable profit in the UK was 54.4% lower than in the first nine months of 2010 in sterling, impacted by the provision for PPI. Excluding this impact, attributable profit was 3.6% lower, as it was hit by the negative impact of regulatory changes, which were almost offset by flat costs and lower needs for provisions.
INCOME STATEMENT AND BUSINESS VOLUMES SECONDARY SEGMENTS
Million euros

	Operating		Retail		Global		Asset Management
	business areas		Banking		Wholesale banking		and Insurance
	9M’11	Var (%)	9M’11	Var (%)	9M’11	Var (%)	9M’11	Var (%)

INCOME STATEMENT
Net interest income	24,530	5.4	22,486	5.1	1,825	6.1	220	46.7

Net fees	8,028	9.6	6,797	12.6	943	(2.4)	288	(9.2)
Gains (losses) on financial transactions	1,648	(22.1)	968	(0.9)	680	(38.4)	(1)	—
Other operating income (1)	218	(1.0)	(327)	86.3	187	76.0	358	23.7

Gross income	34,424	4.6	29,924	6.0	3,635	(6.7)	865	9.4

Operating expenses	(14,070)	9.3	(12,583)	9.2	(1,230)	11.4	(258)	8.0
General administrative expenses	(12,586)	8.9	(11,231)	8.5	(1,124)	12.7	(231)	7.3
Personnel	(7,447)	11.1	(6,585)	11.1	(733)	11.9	(129)	7.1
Other general administrative expenses	(5,139)	5.8	(4,646)	5.1	(391)	14.3	(103)	7.5
Depreciation and amortisation	(1,484)	13.5	(1,352)	14.8	(106)	(0.7)	(26)	14.8

Net operating income	20,354	1.5	17,341	3.8	2,405	(13.9)	608	10.0

Net loan-loss provisions	(7,817)	0.6	(7,687)	(1.0)	(130)	—	0	—
Other income	(2,123)	170.0	(2,036)	170.3	(44)	142.3	(43)	188.2

Profit before taxes	10,413	(9.5)	7,618	(7.0)	2,231	(19.6)	564	5.1

Tax on profit	(2,641)	(5.3)	(1,852)	(2.8)	(593)	(19.6)	(196)	34.6

Profit from continuing operations	7,772	(10.8)	5,766	(8.2)	1,638	(19.6)	369	(5.9)

Net profit from discontinued operations	(3)	(57.0)	(3)	(57.0)	—	—	—	—

Consolidated profit	7,770	(10.7)	5,763	(8.2)	1,638	(19.6)	369	(5.9)

Minority interests	650	(9.7)	433	(10.9)	176	(7.4)	41	(6.0)

Attributable profit to the Group	7,120	(10.8)	5,330	(7.9)	1,462	(20.9)	328	(5.9)

BUSINESS VOLUMES
Total assets	1,207,333	(1.6)	875,473	(1.9)	296,818	(1.8)	35,041	5.9
Customer loans	731,808	2.5	656,400	2.0	74,960	7.3	448	(9.6)
Customer deposits	607,930	3.6	521,572	3.2	80,869	3.5	5,489	59.1

(1).	- Including dividends, income from equity-accounted method and other operating income/expenses

50	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

INFORMATION BY SECONDARY SEGMENTS
RETAIL BANKING. INCOME STATEMENT
Million euros

	Gross		Net operating		Attributable
	income		income		profit to the Group
	9M’11	Var (%)	9M’11	Var (%)	9M’11	Var (%)

Continental Europe	10,212	7.6	5,955	4.2	2,023	4.4

o/w: Spain	5,441	(3.2)	2,889	(5.0)	788	(20.7)
Portugal	606	(20.4)	240	(38.2)	78	(71.9)

United Kingdom	3,904	(8.8)	2,184	(13.2)	556	(55.1)

Latin America	14,252	10.4	8,343	9.7	2,381	2.0
o/w: Brazil	10,177	13.1	6,114	13.7	1,167	(11.6)
Mexico	1,527	6.3	895	6.2	586	86.5
Chile	1,306	2.2	764	(4.5)	323	(10.8)

Sovereign	1,556	(0.2)	860	(1.2)	370	31.8

Total Retail Banking	29,924	6.0	17,341	3.8	5,330	(7.9)

Retail banking revenues in Latin America continued to grow and also costs, compatible with business development. Net operating income was 8.9% higher, excluding the exchange rate impact.
Attributable profit, after provisions, other impairment losses and a higher tax charge, increased 2.4% over the same period of 2010.
Global Private Banking includes institutions that specialise in financial advice and asset management for high-income clients (Banco Banif in Spain, Santander Private Banking in the UK, Latin America and Italy), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks.
The division continued to install and adapt its common business model, commercial processes of advice, differentiated management of customers, personnel training, standardisation of investment strategies and discretional management and unification of products.
IT platforms for management of clients continued to be adapted so that it will be the same for all units. This platform is currently operating in Spain, Italy and Mexico, and is being installed in Brazil.
All the stock markets in which we operate fell in the first nine months. Despite this, however, the total volume of managed assets performed positively, the fruit of commercial efforts. Of note was the capturing of new business by the Latin American units, especially Brazil. Business grew in Italy because of the commercial activity as well as the acquisition of Banca Privada MeliorBanca. The volume of managed customer funds at the end of September amounted to EUR 100,000 million, 2% more than in December 2010.
Profit before tax was 11.2% higher year-on-year at EUR 292 million, confirming the change of trend seen in the second quarter.
This was largely due to the rise in net interest income, controlled costs and reduced needs for provisions. Attributable profit was EUR 227 million, 6.9% higher, impacted by greater tax pressure.
The best performance over the third quarter of 2010 came from Banif and Latin America, both domestic private banks as well as International Private Banking. Of note in Europe was the growth in volumes and the better product mix (discretionary management portfolios) and value-added products, as well lower net interest income due to the higher cost of funds.

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	51

INFORMATION BY SECONDARY SEGMENTS
GLOBAL WHOLESALE BANKING
•	Earnings backed by client revenues (87% of total gross income).

•	Business affected in the third quarter by weakness and tensions in markets, particularly in Europe.

•	Impact on costs of investments which are still in the first phases of maturity.

•	Attributable profit was 20.9% lower year-on-year.

•	Rigorous management of risk, liquidity and capital.
Santander Global Banking & Markets posted an attributable profit of EUR 1,462 million in the first nine months, 20.9% lower than in the same period of 2010. The third quarter saw even weaker markets than in the spring, due to sovereign debt tensions in Europe, and their impact on revenues, particularly non-client ones, caused profit to fall.
This area contributed 11% of gross income and 19% of operating areas’ total attributable profit.
Strategy
Santander Global Banking & Markets continued to maintain the main drivers of its business model: client-centred, integral focus of business (global reach and interconnection with local units), rigorous management of risk and profitable use of capital and liquidity.
In order to strengthen the positions reached in core markets and businesses and continue the growth path of the previous years, the area launched in 2010 a series of projects to bolster the operational capacities and distribution of basic treasury products, with a special focus on forex and fixed income businesses. These projects continued to be developed, through investment in resources and additional capacities.
This investment effort is already showing its first fruits in initiatives such as the distribution of fixed income products in the corporate and mid-corp segments in Europe, although progress slowed in the last two quarters, because of the market situation. The generation of additional revenues and strict management of a recurrent cost base that has been streamlined are enabling the area to absorb these investments and register an efficiency ratio of 33.8% that remains a reference for Santander’s peers.
Results and activity
Gains on financial transactions were lower, and costs and provisions higher and thus attributable profit was 20.9% lower year-on-year.
Gross income fell 6.7%, very much impacted by the lower gains on financial transactions of the last two quarters, the lowest of the last three years. Basic revenues increased 3.0% year-on-year, driven by net interest income (+6.1%), which reflected the adjustment of spreads to the new environment. Fee income dropped 2.4%, following the brake on those generated by market-related activities.
Operating expenses (+11.4% y-o-y) reflected the investment in equipment and technology. Net operating income was 13.9% lower at EUR 2,405 million. Provisions were higher, partly because of the lower release of generic provisions. As a result, attributable profit fell 20.9%.
The results were underscored by strong and diversified client revenues (87% of total gross income and notably stable, although somewhat changed in the third quarter). Client revenues in the first nine months were 5.1% lower than in the same period of 2010, when they were particularly high because of certain operations and the positive impact on the books of high volatility in some markets.
Stable generation of clients’ revenues in Latin America, despite the greater pressures of disintermediation, and strong rise from a low base at Sovereign, which is progressing toward reaching its natural share of corporate business. Greater weakness in Europe, particularly Spain (-14%) and the UK (-15%), hit by tensions and falls in markets in the last quarters.
The revenues generated by clients in the Global Relation Model, which give the area great stability, were stronger. They were 0.1% lower and already account for more than two-thirds of total client revenues.
The performance of the business areas and their contribution to revenue generation was as follows:
Global Transaction Banking
This area, which includes cash management, trade finance, basic financing and custody, increased its client revenues 4% year-on-year.
Of note were cash management revenues, which grew 17%, with double-digit rises in all countries. The larger contributions from were Brazil, Chile and Mexico.
Custody and settlement registered solid growth (+7%), backed by Latin America and Spain’s positive contribution.
Growth in basic financing (+5%) was more moderate in a context of greater disintermediation, containment of risk-weigthed assets and management of spreads.
Trade finance dropped 8% after the high levels reached in 2010 in Latin America, particularly in Brazil. Europe’s good results did not offset the decline in the large Latin American countries.
Corporate Finance
This area (mergers and acquisitions) increased its client revenues 23% year-on-year from a small base, spurred by the growing contribution of business in Spain and Brazil.

52	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

INFORMATION BY SECONDARY SEGMENTS
Notable operations in the third quarter included the acquisition by Schneider Electric of the 40% of Telvent owned by Abengoa, for $2,000 million. Santander was the buyer’s financial adviser.
Credit Markets
Credit Markets, which include origination and distribution of corporate loans or structured finance, bond origination and securitisation teams and asset and capital structuring, repeated its client revenues. The growth in the US and Latin America was offset by declines in the UK after the exceptional operations in 2010.
In loans, Santander maintained its reference position in Europe and Latin America. Of note was the participation in the $12,500 million loan for Sab Miller to finance the takeover of the Australian beer company Fosters. Santander was the bookrunner and mandated lead arranger. Of note in Latin America was the loan for Grupo Suramericana to acquire ING’s assets in the region.
The volume of bond issues was affected by the market situation, particularly in Europe. The evolution was better in Latin America, where Santander played a notable role in placing sovereign bonds of Brazil and for Pemex, backed by our extensive geographic presence and our experience and capacity to attract issuers to the Latin American cross-border market.
Also noteworthy was the second Project Bond of a Brazilian company, and the second loan structured by Santander ($700 million at 7 years) for Queiroz Galvao which repaid the two project finance loans used to build oil drilling ships and their subsequent leasing to Petrobras.
Asset and capital structuring continued to increase its portfolio of clients in Europe, Latin America and the US, which produced strong growth in revenues and a positive contribution from all countries.
Rates
This area, which restructured its businesses into three activities (fixed income sales, fixed income flow and FX) reflects in client revenues (-4% at September) the weakness of the sovereign debt markets and the impact on management of books, which could not be offset by a better evolution of sales.
Fixed income sales (distribution of non-liquid interest rate and credit derivatives to institutional investors, large corporations and the retail segment via the Group’s networks), continued to grow in Europe and Latin America, particularly Brazil, because of greater customer activity following the sharp fall in the yield curve. Of note was the faster pace of growth to institutional investors in Europe and the UK, along with the good evolution of corporates and mid-corp.
Revenues from fixed income flow activity (distribution of corporate and government bonds and liquid interest rate, credit and inflation derivatives) was sharply down due to the impact on the markets of the European Union’s sovereign debt crisis.
Lastly, FX (trading activities and hedging of exchange rates and short-term money markets for the Group’s wholesale and retail clients) maintained sustained growth, firmly backed by the UK and Latin America, particularly Brazil. Better performance of sales globally and good performance of the books in Latin America in an environment of high volatility.
Equities
Growth in revenues from global equities (activities related to the equity markets) slowed down in the third quarter to 37% year-on-year, partly due to the large revenues from significant operations in 2010, which were not offset by transactions this year.
The lower volumes and high levels of volatility in the markets in the last few months reduced the sale of investment and hedging solutions, as well as the contribution to the income statement from management of books.
The volatility and uncertainty over the economic recovery delayed some primary operations, although some key operations in Latin America and Europe remained in the pipeline and are expected to materialise in the fourth quarter.
Lastly, there was a noteworthy increase in Santander’s activity in exchange traded derivatives as access provider to main markets worldwide, boosting revenues.

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	53

INFORMATION BY SECONDARY SEGMENTS
ASSET MANAGEMENT AND INSURANCE
•	Strong growth in total revenues as they rose 15% and accounted for 10% of the operating areas’ total.

•	Mutual and pension funds: the better mix of products offset the fall in volumes.

•	Insurance: faster pace in revenues in Brazil and Latin America and sustained recovery in Spain and in consumer business.

•	Progress in the strategic alliance with Zurich to boost the insurance offer in Latin America.
Attributable profit was 5.9% lower in the first nine months at EUR 328 million (4% of the operating areas’ total).
Strategy
Santander Asset Management advanced in its development of a global business model based on the Group’s management capacities and the market knowledge of local fund managers. The push given to the multimanager team to manage funds of funds, as well as the creation of global teams to manage Latin American and European mandates, underlined the progress.
Santander Insurance also continued to build its global business model by launching units and businesses to respond to the needs of local networks and customers, while preserving a low risk profile model and one very efficient in its operations.
In Latin America, Santander signed a global agreement in July with the insurer Zurich to bolster business in the region. Under it, Zurich acquires 51% of the holding company which will group Santander’s insurers in Argentina, Brazil, Chile, Mexico and Uruguay, as well as a product distribution agreement in these countries.
At the close of this report, 51% of the holding was sold to Zurich and incorporated to it the companies in Brazil and Argentina, after obtaining authorisations from local supervisors and the European Union. Authorisations from the supervisors of insurance companies in Mexico, Chile and Uruguay were pending and are expected to be given during the fourth quarter.
Results
Gross income increased 9.4% year-on-year, spurred by revenues from insurance and the moderate rise in fee income from mutual funds. Costs continued to reflect investments in strategic projects but their growth eased (+8.0%). Net operating income increased 10.0% to EUR 608 million year-on-year, but as other income was negative and the tax charge was higher attributable profit was lower.
The area’s total revenues contributed to the Group including those recorded by the distribution networks amounted to EUR 3,403 million in the first nine months, 14.8% more than in the same period of 2010 and 10% of the operating areas’ total revenues. The total contribution (profit before tax plus fees paid to the networks) was EUR 3,093 million (+14.5%).
Asset management
The global area of Santander Asset Management posted an attributable profit of EUR 30 million and the total contribution (profit before tax and fees paid to the networks) was EUR 794 million, 4,2% less than in the first nine months of 2010. The decline was due to flat total revenues (EUR 958 million) and higher costs due to investments.
Stable revenues were due to an increase in the average commissions in the main markets from the better product mix and a faster decline in managed volumes in the third quarter. Total mutual and pension funds under management amounted to EUR 114,000 million, 8% less than in June 2011 (-4% since September 2010), affected by the loss of value of markets and the recent depreciation of Latin American currencies.
Volumes varied. They were weaker in developed countries because of the strong preference for deposits and liquidity, along with the markets’ impact on valuations. On the other hand, balances in Latin America were higher in local currencies, continuing the trend begun in 2009. The main developments by units and countries were as follows:
•	In traditional management of assets, there was a continued good performance of mutual fund business, despite the high uncertainty and volatility in the markets in the last quarter.

In this segment, the Group manages EUR 111,000 million (2% less than in September 2010) in funds, investment companies and pension plans, of which close to 90% comes from four large markets (Brazil, the UK, Spain and Mexico).

Brazil, the main market by volume, stepped up its growth in assets under management (+24% y-o-y in reales to EUR 41,000 million). Net sales and fees improved, partly because of the good reception given to new guaranteed products aimed at the retail segment.

54	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

INFORMATION BY SECONDARY SEGMENTS

The UK’s retail balances at the end of September amounted to EUR 14,700 million (+8% y-o-y in sterling), strongly backed by growth in the multimanager funds of funds. The multimanager team in the UK received the award for Best Manager of the Year by Investment Week in the category of funds of funds and also registered the largest net capturing of the year for this type of product, according to Fundscape Pridham Report.

In Spain, large net redemptions continued throughout the sector, reflecting the preference of banks for liquidity and with attractive offers for savers. In this environment, Santander Asset Management focused on mixed and guaranteed funds. Of note were the EUR 860 million captured by the range of Select funds and the capturing of the first institutional mandate of corporate fixed income outside Spain (in Germany).

All of this helped to consolidate the Group as the market leader (16.8% market share, according to Inverco, and maintain assets under traditional management in Spain, including pension plans, at EUR 35,000 million (-19% y-o-y).

Mexico benefited from the launch of new mixed and guaranteed funds and increased its volume 4% year-on-year to EUR 9,500 million and improved the mix of products.

In the rest of markets, Chile’s volume dropped 5% year-on-year in pesos because of the push into deposits. In Portugal, the shift into deposits and the impact of markets accelerated the fall in mutual and pension funds (-35% year-on-year).

•	In non-traditional management (real estate, alternative management and private equity funds), Santander Asset Management continued to adjust its activity to the scant demand for these products.

In the first quarter, Grupo Santander decided, for solely commercial reasons, to provide funds to Santander Banif Inmobiliario, by subscribing new units and granting a two-year liquidity guarantee in order to meet any outstanding redemption claims. This measure ended the suspension of redemptions and returned the fund to normal.

Greater stability in alternative funds after the restructuring in previous years, and in the private equity segment, which is aimed at institutional clients who invest long term in unlisted companies.
Insurance
The global area of Santander Insurance posted an attributable profit in the first nine months of EUR 298 million, 4.8% more than in the same period of 2010. Higher revenues from the basic activities offset the rise in costs from greater investments.
Insurance business generated for the Group total revenues (including fee income paid to the commercial networks) of EUR 2,445 million (+21.9% y-o-y). The total contribution to profits (income before taxes of insurers and brokers plus fee income received by the networks) increased 22.8% to EUR 2,298 million.
The total volume of premium income increased 22% year-on-year due to the good evolution of protection insurance premiums (+19%) as well as the recovery in the distribution of savings insurance whose premium income rose 25% after falling in 2010.
Continental Europe‘s contribution increased 8% year-on-year, backed by the solid performance of Santander Consumer Finance and the recovery in Spain. Excluding consumer business, Spain increased its contribution by 10% due basically to the relaunch of savings-investment products and the competitiveness of protection products. Portugal’s contribution continued to decline (-23% y-o-y) because of the greater pressure from deposits, while the contribution of Poland (BZ WBK) is still small.
Santander Consumer Finance maintained its strong pace of selling, adjusted to each market, which enabled it to increase its total contribution by 12% year-on-year. The acceleration of the German market and the contribution of new entities offset the decline in some peripheral markets.
The UK’s total contribution rose 4% in sterling. The evolution in the third quarter was better against other products competing for savings.
Latin America increased its contribution 39% year-on-year, excluding the exchange rate impact. This clearly reflected the region’s high potential. The greater efficiency in selling via banking networks and other channels, together with the development of simple products independent of loans, pushed up the region’s activity and results.
Of note was Brazil, which contributed more than two-thirds of the region’s total (+43% y-o-y in reales). Mexico and Chile also grew strongly in local currency (+53% and +17%, respectively).
Sovereign, still installing its insurance model, continued to increase its total contribution (+18% in dollars y-o-y).
ASSET MANAGEMENT AND INSURANCE. INCOME STATEMENT
Million euros

	Gross		Net operating		Attributable
	income		income		profit to the Group
	9M’11	Var (%)	9M’11	Var (%)	9M’11	Var (%)

Mutual funds	203	1.9	82	(6.3)	23	(58.6)
Pension funds	17	(7.9)	10	(15.9)	7	(14.3)
Insurance	645	12.6	516	13.8	298	4.8

Total Asset Management and Insurance	865	9.4	608	10.0	328	(5.9)

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	55

CORPORATE GOVERNANCE
CORPORATE GOVERNANCE
Santander was ranked first among the category of banks and savings banks in the XIII ranking of the information transparency of annual reports and economic and financial information, drawn up by the economic weekly El Nuevo Lunes. Its score was 7.3 out of 10.
For the third time in the last five years, the Bank stood out as the financial institution that provides the best information, according to the analysts interviewed.
The Bank’s results in the analysis conducted every year in order to select the companies forming the Dow Jones Sustainability Index (DJSI), one of the main international indices of socially responsible investment, were announced in September. The index’s composition is tracked by a large number of institutional investors in Europe and the US.
Once again, and since 2000, the Bank remained in this competitive index, comprising a small number of companies. The DJSI assesses companies in three large spheres: economic, environmental and social, combining general and specific criteria of the sector in which they operate.
Santander achieved a total score of 79% and occupied leading positions in anti-crime policy/measures; codes of conduct/compliance/corruption and bribery and corporate governance, with scores of 98%, 82% and 72%, respectively, which compare very well with the sector’s averages (70%, 67% and 69%, respectively).
The score of 79% was higher than in 2010 (78%) and is well above that of the average for banks of 53%.

56	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

SIGNIFICANT EVENTS IN THE QUARTER AND SUBSEQUENT ONES
SIGNIFICANT EVENTS IN THE QUARTER AND SUBSEQUENT ONES
Agreement with Zurich Financial Services: update
In Latin America, Santander signed a global agreement in July with the insurer Zurich to bolster business in the region. Under it, Zurich acquires 51% of the holding company which will group Santander’s insurers in Argentina, Brazil, Chile, Mexico and Uruguay, as well as a product distribution agreement in these countries.
At the close of this report, 51% of the holding was sold to Zurich and incorporated to it the companies in Brazil and Argentina, after obtaining authorisations from local supervisors and the European Union. Authorisations from the supervisors of insurance companies in Mexico, Chile and Uruguay were pending and are expected to be given during the fourth quarter.
The capital gains obtained from this transaction (around EUR 750 million net of tax) will be used to strengthned the Bank’s balance sheet.
Santander incorporates new partners in Santander Consumer USA
Santander Consumer USA will increase its capital by approximately $1.15 billion in order to enable new partners to enter. Of this amount, $1 billion will be disbursed by Sponsor Auto Finance Holdings Series, an entity held by funds controlled by Warburg Pincus, Kohlberg Kravis Roberts and Centerbridge Partners, and Dundon DFS, approximately, $150 million.
The transaction values the company at $4 billion. Following this transaction, Santander will realize a capital gain of approximately $1 billion, which will be fully allocated to reinforce the Group’s balance sheet.
Following the capital increase, Grupo Santander will have a 65% stake in Santander Consumer USA; Kohlberg Kravis Roberts, Warburg Pincus and Centerbridge Partners (through Sponsor Auto Finance Holdings Series) 25%; and Dundon DFS 10%.
This transaction, which is expected to be closed before December 31, 2011, is subject to obtaining the relevant regulatory approvals.
Strategy
A meeting with analysts and investors was held in London on September 29 and 30 at which Grupo Santander’s current situation and outlook were examined. The documentation provided is available at www.santander.com.
Dividends
The general shareholders’ meeting in June 2011 gave its approval, following the wide acceptance in 2010 and 2009 of the Santander Dividendo Elección programme (scrip dividend), to continuing this option in November 2011 for the second interim dividend payment in cash or new shares. Furthermore, depending on the level of demand and market conditions, this option could also be offered for the third interim dividend at the usual payment date in February 2012.
On August 1, the first interim dividend charged to 2011’s earnings of EUR 0.135 gross per share was paid, the same amount as for this dividend in 2010.
In accordance with the scrip dividend programme, shareholders can choose to receive the amount equivalent to the second interim dividend in cash or in shares. Every shareholder has a free allotment right of new shares for each share owned. Shareholders can sell the rights to the Bank between October 17 and 31 at a set price (EUR 0.126 gross per right), on the stock market between October 17 and 31 at the market price, or receive new shares in the proportion of one new share for every 49 rights, and in the last two cases without withholding tax*.
In order to meet this, there will be a rights issue for a maximum of EUR 86,137,739, represented by 172,275,478 shares. The number of new shares to be issued, and thus the amount of the capital increase, will depend on the number of shareholders who opt to sell their free allotment rights to the Bank at a set price.
Shareholders are due to receive on November 3 the amount in cash if they opted to sell their rights to the Bank, and on November 9 the new shares those who chose this option.
Assicurazioni Generali S.p.A. resignes to its position as director
The board of directors of Banco Santander, S.A. resolved on its meeting held on 24 October, to leave record of the resignation of Assicurazioni Generali S.p.A. from its position as director of the Bank, which is effective from that date.

(*)	The options, maturities and procedures indicated can present special features for shareholders holding Santander shares in the various foreign stock markets where the Bank is listed.

JANUARY — SEPTEMBER FINANCIAL REPORT 2011	57

CORPORATE SOCIAL RESPONSIBILITY
CORPORATE SOCIAL RESPONSIBILITY
Grupo Santander continued in the third quarter to develop new initiatives within its commitment to corporate social responsibility. The main ones were:
Presence in sustainability indices
As described in the section on corporate governance, Santander remained among the best in the DJSI index (both in the World Index as well as the Stoxx, after obtaining excellent scores in the three spheres analysed: economic, social and environmental.
Santander Universities
Banco Santander’s alliance with universities, the main focus of its corporate social responsibility policy, continued to develop new initiatives such as signing a new cooperation agreement with the University of Birmingham to grant scholarships for travel and research. The agreement also includes academic prizes and fostering entrepreneurial projects. The number of British universities supported by Banco Santander amount to 50.
Emilio Botín presided over the ceremony awarding the Santander Universities Business Initiative Prizes in the UK, at which he announced the Bank would grant 10,000 scholarships and aid over the next four years.
Banco Santander sponsored the seventh edition of the summer courses of the Madrid Polytechnic University at the Real Sitio de San Ildefonso-La Granja. This meeting brought together more than 1,000 students and close to 300 speakers. Researchers and experts reflected on the challenges raised by new scientific advances.
Social and cultural actions
In social actions, Banco Santander assigned in September EUR 500,000 to the projects launched by Cáritas España and the Red Cross to combat drought and famine in the Horn of Africa. Santander also launched a campaign to capture funds which saw customers and employees depositing EUR 300,000 in the accounts of various NGOs supporting the same causes.
Banco Santander, the main sponsor of the Copa América football championship, presented in Buenos Aires the “Goles Solidarios Santander” initiative under the slogan, “Tu pasión, nuestro compromiso.” Santander donated $1,000 for each goal scored. A total of EUR 100,000 was raised for UNICEF projects in support of children’s education in the region.
Banco Santander signed a cooperation agreement with the NGO platform of Acción Social in Spain under which it will help to finance 28 organisations launched by young entrepreneurs. The agreement covers financial services in preferential conditions for the Platform and its NGOs, among them, the handling via Banco Santander of ICO credit lines also for private institutions.
The environment
Banco Santander was included in the ranking of Interbrand’s Best Global Green Brands which measure the 50 best companies in the World on the basis of their environmental performance. Two of the most recognised projects in this ranking were Santander’s $149 million financing of a renewable energy project in Mexico and the Papa-Pilhas programme in Brazil under which branches collected 172 tonnes of batteries in 2010. Santander was ranked 40th, the first bank and the only Spanish company in the ranking.
In line with is commitment to the environment, the renewable energy team of corporate banking at Santander UK signed a “green electricity” agreement as part of its new global action plan in the environmental sphere in order to support the development of renewable energy in the UK. This operation will enable a loan of £11.5 million to be made to the Green Home Company to install and maintain close to 1,500 solar panels on the roofs of homes in the southeast of England.
Banco Santander Foundation
The Foundation continued to support projects closely related to the arts, scientific research and education.
It cooperated with the summer courses of the International Menéndez Pelayo University in the cycle of conferences “Authors and their work”, at which artists, authors, philosophers, architects and filmmakers were spoke.
The Foundation and the International Oncology Research Centre (CNIO) signed a cooperation agreement to develop a postdoctoral programme for British scientists. The programme is also supported by the UK Science and Innovation Network and will enable the CNIO, one of the five main cancer research centres in the world, to receive young researchers from the UK, one of the main countries in biomedical research.
Recognitions
Banco Santander Spain was recognised as a gender equality company because of its striving for gender diversity and policies promoting equality of treatment and opportunity. The Bank’s certification as a responsible family company (since 2008) was also renewed, thanks to its pioneering initiatives in the work-life balance.

58	JANUARY — SEPTEMBER FINANCIAL REPORT 2011

Investor Relations Ciudad Grupo Santander Edificio Pereda, 1st floor Avda de Cantabria, s/n 28660 Boadilla del Monte Madrid (Spain) Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20 Fax: 34 (91) 257 02 45 e-mail: investor@gruposantander.com Legal Head Office: Paseo Pereda. 9-12. Santander (Spain) Teléfono: 34 (942) 20 61 00 Operational Head Office: Ciudad Grupo Santander Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

Key consolidated data

			Variation
	9M ’11	9M ’10	Amount	%	2010
Balance sheet (million euros)
Total assets	1,250,476	1,235,712	14,764	1.2	1,217,501
Net customer loans	734,302	715,642	18,661	2.6	724,154
Customer deposits	619,911	601,293	18,618	3.1	616,376
Customer funds under management	976,598	984,195	(7,597)	(0.8)	985,269
Shareholders’ equity	79,144	73,753	5,391	7.3	75,273
Total managed funds	1,382,920	1,375,136	7,783	0.6	1,362,289

Income statement (million euros)
Net interest income	22,853	21,896	957	4.4	29,224
Gross income	33,254	31,436	1,818	5.8	42,049
Net operating income	18,529	17,938	591	3.3	23,853
Profit from continuing operations	5,977	6,817	(841)	(12.3)	9,129
Attributable profit to the Group	5,303	6,080	(777)	(12.8)	8,181

EPS, profitability and efficiency (%)
EPS (euro)	0.5981	0.7010	(0.1030)	(14.7)	0.9418
Diluted EPS (euro)	0.5929	0.6949	(0.1021)	(14.7)	0.9356
ROE	9.47	11.75			11.80
ROTE	14.32	18.04			18.11
ROA	0.65	0.77			0.76
RoRWA	1.37	1.55			1.55
Efficiency ratio (with amortisations)	44.3	42.9			43.3

BIS II ratios and NPL ratios (%)
Core capital	9.42	8.47			8.80
Tier I	10.74	9.72			10.02
BIS ratio	13.24	12.98			13.11
NPL ratio	3.86	3.42			3.55
NPL coverage	66	75			73

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,440	8,229	211	2.6	8,329
Share price (euros)	6.224	9.317	(3.093)	(33.2)	7.928
Market capitalisation (million euros)	52,532	76,668	(24,136)	(31.5)	66,033
Book value (euro)	8.91	8.49			8.58
Price / Book value (X)	0.70	1.10			0.92
P/E ratio (X)	7.81	9.97			8.42

Other data
Number of shareholders	3,263,997	3,146,531	117,466	3.7	3,202,324
Number of employees	191,350	176,471	14,879	8.4	178,869
Continental Europe	63,934	54,551	9,383	17.2	54,518
o/w: Spain	33,214	33,536	(322)	(1.0)	33,694
United Kingdom	26,034	23,109	2,925	12.7	23,649
Latin America	90,106	87,765	2,341	2.7	89,526
Sovereign	8,950	8,539	411	4.8	8,647
Corporate Activities	2,326	2,507	(181)	(7.2)	2,529
Number of branches	14,709	13,907	802	5.8	14,082
Continental Europe	6,636	6,075	561	9.2	6,063
o/w: Spain	4,785	4,856	(71)	(1.5)	4,848
United Kingdom	1,386	1,328	58	4.4	1,416
Latin America	5,964	5,784	180	3.1	5,882
Sovereign	723	720	3	0.4	721

Note:
The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on October, 24 2011, following a favourable report from the Audit and Compliance Committee on October, 19 2011. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

Income statement
Million euros

			Variation
	9M ’11	9M ’10	Amount	%

Net interest income	22,853	21,896	957	4.4

Dividends	294	251	43	17.1
Income from equity-accounted method	16	13	3	26.0
Net fees	8,017	7,290	728	10.0
Gains (losses) on financial transactions	2,018	1,890	128	6.8
Other operating income/expenses	56	97	(41)	(42.2)

Gross income	33,254	31,436	1,818	5.8

Operating expenses	(14,725)	(13,498)	(1,227)	9.1
General administrative expenses	(13,150)	(12,088)	(1,061)	8.8
Personnel	(7,682)	(6,908)	(774)	11.2
Other general administrative expenses	(5,468)	(5,180)	(287)	5.5
Depreciation and amortisation	(1,575)	(1,409)	(166)	11.8

Net operating income	18,529	17,938	591	3.3

Net loan-loss provisions	(7,777)	(7,854)	78	(1.0)
Impairment losses on other assets	(184)	(161)	(23)	14.0
Other income	(2,290)	(1,057)	(1,234)	116.7

Profit before taxes	8,278	8,866	(588)	(6.6)

Tax on profit	(2,302)	(2,049)	(253)	12.3

Profit from continuing operations	5,977	6,817	(841)	(12.3)

Net profit from discontinued operations	(21)	(17)	(4)	25.7

Consolidated profit	5,955	6,800	(845)	(12.4)

Minority interests	652	720	(68)	(9.5)

Attributable profit to the Group	5,303	6,080	(777)	(12.8)

EPS (euros)	0.5981	0.7010	(0.1030)	(14.6881)

Diluted EPS (euros)	0.5929	0.6949	(0.1021)	(14.6858)

Pro memoria:
Average total assets	1,224,643	1,180,196	44,447	3.8
Average shareholders’ equity	74,687	68,990	5,697	8.3

Quarterly
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11

Net interest income	7,122	7,378	7,396	7,329	7,514	7,638	7,700

Dividends	47	144	60	111	40	193	60
Income from equity-accounted method	3	5	5	4	5	5	6
Net fees	2,326	2,483	2,481	2,445	2,595	2,729	2,694
Gains (losses) on financial transactions	724	567	599	715	657	722	639
Other operating income/expenses	38	38	22	9	41	(2)	18

Gross income	10,260	10,614	10,563	10,613	10,852	11,285	11,117

Operating expenses	(4,263)	(4,548)	(4,687)	(4,698)	(4,824)	(4,908)	(4,994)
General administrative expenses	(3,812)	(4,070)	(4,206)	(4,168)	(4,314)	(4,380)	(4,456)
Personnel	(2,182)	(2,317)	(2,408)	(2,421)	(2,521)	(2,550)	(2,611)
Other general administrative expenses	(1,629)	(1,753)	(1,798)	(1,746)	(1,792)	(1,830)	(1,845)
Depreciation and amortisation	(451)	(478)	(481)	(531)	(510)	(528)	(538)

Net operating income	5,997	6,066	5,876	5,915	6,029	6,377	6,123

Net loan-loss provisions	(2,436)	(2,483)	(2,935)	(2,404)	(2,188)	(2,684)	(2,906)
Impairment losses on other assets	(57)	(63)	(41)	(310)	(48)	(52)	(84)
Other income	(331)	(362)	(364)	(16)	(550)	(1,379)	(361)

Profit before taxes	3,173	3,158	2,535	3,186	3,243	2,262	2,773

Tax on profit	(734)	(680)	(634)	(874)	(888)	(636)	(778)

Profit from continuing operations	2,439	2,477	1,901	2,311	2,355	1,627	1,995

Net profit from discontinued operations	(12)	(1)	(4)	(10)	(6)	(0)	(15)

Consolidated profit	2,427	2,476	1,897	2,301	2,349	1,626	1,980

Minority interests	212	246	262	201	241	234	177

Attributable profit to the Group	2,215	2,230	1,635	2,101	2,108	1,393	1,803

EPS (euros)	0.2553	0.2574	0.1884	0.2408	0.2382	0.1569	0.2030

Diluted EPS (euros)	0.2537	0.2558	0.1854	0.2406	0.2364	0.1558	0.2007

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	9M ’11	9M ’10	30.09.11	31.12.10	30.09.10

US$	1.4055	1.3113	1.3503	1.3362	1.3648
Pound sterling	0.8711	0.8563	0.8667	0.8608	0.8600
Brazilian real	2.2928	2.3347	2.5067	2.2177	2.3201
New Mexican peso	16.9089	16.6655	18.5936	16.5475	17.1258
Chilean peso	666.5810	682.2170	703.7088	625.2748	661.3138
Argentine peso	5.7494	5.1068	5.6773	5.3074	5.4073
Polish zloty	4.0163	4.0023	4.4050	3.9750	3.9847

Net fees
Million euros

			Variation
	9M ’11	9M ’10	Amount	%

Fees from services	4,678	4,205	473	11.3
Mutual & pension funds	945	951	(6)	(0.6)
Securities and custody	508	587	(79)	(13.5)
Insurance	1,886	1,546	340	22.0

Net fee income	8,017	7,290	728	10.0

Operating expenses
Million euros

			Variation
	9M ’11	9M ’10	Amount	%

Personnel expenses	7,682	6,908	774	11.2
General expenses	5,468	5,180	287	5.5
Information technology	670	633	36	5.7
Communications	510	491	19	3.9
Advertising	494	467	27	5.7
Buildings and premises	1,230	1,162	68	5.9
Printed and office material	126	140	(13)	(9.5)
Taxes (other than profit tax)	294	269	25	9.3
Other expenses	2,144	2,018	126	6.2

Personnel and general expenses	13,150	12,088	1,061	8.8

Depreciation and amortisation	1,575	1,409	166	11.8

Total operating expenses	14,725	13,498	1,227	9.1

Net loan-loss provisions
Million euros

			Variation
	9M ’11	9M ’10	Amount	%

Non performing loans	9,017	8,700	317	3.6
Country-risk	5	(2)	7	—
Recovery of written-off assets	(1,245)	(844)	(401)	47.6

Total	7,777	7,854	(78)	(1.0)

Balance sheet
Million euros

			Variation
	30.09.11	30.09.10	Amount	%	31.12.10
Assets
Cash on hand and deposits at central banks	84,050	69,183	14,867	21.5	77,785
Trading portfolio	191,440	180,566	10,874	6.0	156,762
Debt securities	60,033	58,085	1,948	3.4	57,871
Customer loans	1,973	612	1,361	222.4	755
Equities	6,432	7,746	(1,314)	(17.0)	8,850
Trading derivatives	102,217	93,855	8,362	8.9	73,069
Deposits from credit institutions	20,785	20,267	518	2.6	16,216
Other financial assets at fair value	27,875	41,611	(13,736)	(33.0)	39,480
Customer loans	11,039	9,446	1,593	16.9	7,777
Other (deposits at credit institutions, debt securities and equities)	16,836	32,166	(15,330)	(47.7)	31,703
Available-for-sale financial assets	79,410	83,191	(3,781)	(4.5)	86,235
Debt securities	73,875	76,477	(2,602)	(3.4)	79,689
Equities	5,535	6,714	(1,179)	(17.6)	6,546
Loans	772,144	773,021	(877)	(0.1)	768,858
Deposits at credit institutions	43,778	58,045	(14,267)	(24.6)	44,808
Customer loans	721,291	705,584	15,707	2.2	715,621
Debt securities	7,075	9,392	(2,317)	(24.7)	8,429
Investments	1,212	283	928	327.5	273
Intangible assets and property and equipment	17,102	12,969	4,133	31.9	14,584
Goodwill	25,914	23,928	1,986	8.3	24,622
Other	51,330	50,959	370	0.7	48,901

Total assets	1,250,476	1,235,712	14,764	1.2	1,217,501

Liabilities and shareholders’ equity
Trading portfolio	168,751	157,895	10,856	6.9	136,772
Customer deposits	15,368	5,567	9,801	176.1	7,849
Marketable debt securities	1,507	380	1,127	296.8	365
Trading derivatives	101,557	94,292	7,265	7.7	75,279
Other	50,318	57,656	(7,338)	(12.7)	53,279
Other financial liabilities at fair value	66,940	48,942	17,997	36.8	51,020
Customer deposits	43,415	29,074	14,341	49.3	27,142
Marketable debt securities	8,432	7,918	514	6.5	4,278
Due to central banks and credit institutions	15,093	11,951	3,142	26.3	19,600
Financial liabilities at amortized cost	887,244	902,505	(15,261)	(1.7)	898,969
Due to central banks and credit institutions	93,435	82,468	10,968	13.3	79,537
Customer deposits	561,128	566,653	(5,524)	(1.0)	581,385
Marketable debt securities	187,750	200,138	(12,388)	(6.2)	188,229
Subordinated debt	25,848	32,287	(6,440)	(19.9)	30,475
Other financial liabilities	19,082	20,959	(1,877)	(9.0)	19,343
Insurance liabilities	9,894	6,527	3,367	51.6	10,449
Provisions	15,198	16,756	(1,558)	(9.3)	15,660
Other liability accounts	24,160	26,827	(2,667)	(9.9)	23,717

Total liabilities	1,172,187	1,159,453	12,734	1.1	1,136,586

Shareholders’ equity	79,144	73,753	5,391	7.3	77,334
Capital stock	4,220	4,114	106	2.6	4,165
Reserves	70,762	64,672	6,091	9.4	66,258
Attributable profit to the Group	5,303	6,080	(777)	(12.8)	8,181
Less: dividends	(1,141)	(1,113)	(29)	2.6	(1,270)
Equity adjustments by valuation	(6,519)	(2,866)	(3,653)	127.4	(2,315)
Minority interests	5,664	5,372	292	5.4	5,896

Total equity	78,289	76,259	2,030	2.7	80,914

Total liabilities and equity	1,250,476	1,235,712	14,764	1.2	1,217,501

Balance sheet
Million euros

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Assets
Cash on hand and deposits at central banks	48,394	61,056	69,183	77,785	86,006	90,003	84,050
Trading portfolio	146,999	162,540	180,566	156,762	148,138	164,301	191,440
Debt securities	58,256	65,521	58,085	57,871	55,426	69,164	60,033
Customer loans	1,946	1,061	612	755	2,080	694	1,973
Equities	8,761	6,707	7,746	8,850	8,146	8,316	6,432
Trading derivatives	71,637	85,357	93,855	73,069	62,509	68,494	102,217
Deposits from credit institutions	6,399	3,895	20,267	16,216	19,976	17,633	20,785
Other financial assets at fair value	34,311	34,029	41,611	39,480	41,907	30,986	27,875
Customer loans	8,369	12,201	9,446	7,777	6,892	8,574	11,039
Other (deposits at credit institutions, debt securities and equities)	25,942	21,827	32,166	31,703	35,014	22,412	16,836
Available-for-sale financial assets	87,587	85,908	83,191	86,235	85,125	90,476	79,410
Debt securities	80,189	78,360	76,477	79,689	78,741	84,137	73,875
Equities	7,398	7,547	6,714	6,546	6,384	6,339	5,535
Loans	742,569	787,512	773,021	768,858	760,084	764,588	772,144
Deposits at credit institutions	55,809	61,514	58,045	44,808	47,414	42,593	43,778
Customer loans	672,834	714,619	705,584	715,621	704,898	714,701	721,291
Debt securities	13,926	11,378	9,392	8,429	7,772	7,294	7,075
Investments	167	200	283	273	275	293	1,212
Intangible assets and property and equipment	12,000	12,837	12,969	14,584	17,041	17,566	17,102
Goodwill	23,602	25,345	23,928	24,622	23,856	26,527	25,914
Other	46,732	50,597	50,959	48,901	46,132	47,168	51,330

Total assets	1,142,360	1,220,024	1,235,712	1,217,501	1,208,563	1,231,908	1,250,476

Liabilities and shareholders’ equity
Trading portfolio	117,807	139,091	157,895	136,772	130,191	131,909	168,751
Customer deposits	4,116	4,081	5,567	7,849	7,838	13,133	15,368
Marketable debt securities	460	512	380	365	1,207	2,214	1,507
Trading derivatives	68,427	82,940	94,292	75,279	63,746	68,663	101,557
Other	44,804	51,557	57,656	53,279	57,400	47,900	50,318
Other financial liabilities at fair value	43,244	37,922	48,942	51,020	52,786	72,638	66,940
Customer deposits	17,316	23,691	29,074	27,142	30,836	39,115	43,415
Marketable debt securities	6,246	6,767	7,918	4,278	5,203	8,954	8,432
Deposits at credit institutions	19,682	7,464	11,951	19,600	16,747	24,570	15,093
Financial liabilities at amortized cost	850,157	911,636	902,505	898,969	898,476	898,769	887,244
Due to central banks and credit institutions	73,841	80,124	82,468	79,537	80,790	87,681	93,435
Customer deposits	515,596	567,527	566,653	581,385	582,100	572,166	561,128
Marketable debt securities	204,019	205,144	200,138	188,229	187,861	191,314	187,750
Subordinated debt	34,740	35,497	32,287	30,475	26,431	25,841	25,848
Other financial liabilities	21,961	23,343	20,959	19,343	21,293	21,767	19,082
Insurance liabilities	13,905	10,002	6,527	10,449	10,453	10,775	9,894
Provisions	17,906	16,942	16,756	15,660	15,142	16,040	15,198
Other liability accounts	23,709	26,014	26,827	23,717	21,762	22,113	24,160

Total liabilities	1,066,728	1,141,606	1,159,453	1,136,586	1,128,810	1,152,245	1,172,187

Shareholders’ equity	71,977	73,034	73,753	77,334	77,590	77,697	79,144
Capital stock	4,114	4,114	4,114	4,165	4,220	4,220	4,220
Reserves	69,769	65,587	64,672	66,258	74,592	71,117	70,762
Attributable profit to the Group	2,215	4,445	6,080	8,181	2,108	3,501	5,303
Less: dividends	(4,122)	(1,113)	(1,113)	(1,270)	(3,330)	(1,141)	(1,141)
Equity adjustments by valuation	(1,992)	(749)	(2,866)	(2,315)	(3,813)	(4,165)	(6,519)
Minority interests	5,647	6,133	5,372	5,896	5,976	6,131	5,664

Total equity	75,632	78,418	76,259	80,914	79,753	79,663	78,289

Total liabilities and equity	1,142,360	1,220,024	1,235,712	1,217,501	1,208,563	1,231,908	1,250,476

Customer loans
Million euros

			Variation
	30.09.11	30.09.10	Amount	%	31.12.10

Public sector	12,340	12,054	286	2.4	12,137
Other residents	205,225	217,421	(12,196)	(5.6)	217,497
Commercial bills	9,075	10,203	(1,128)	(11.1)	11,146
Secured loans	121,016	128,360	(7,344)	(5.7)	127,472
Other loans	75,135	78,858	(3,723)	(4.7)	78,879
Non-resident sector	536,267	505,753	30,514	6.0	514,217
Secured loans	326,079	307,683	18,397	6.0	311,048
Other loans	210,187	198,070	12,118	6.1	203,168

Gross customer loans	753,832	735,227	18,604	2.5	743,851

Loan-loss allowances	19,529	19,586	(56)	(0.3)	19,697

Net customer loans	734,302	715,642	18,661	2.6	724,154

Pro memoria: Doubtful loans	30,124	26,659	3,465	13.0	27,908
Public sector	88	33	56	171.4	42
Other residents	13,708	11,232	2,476	22.0	12,106
Non-resident sector	16,328	15,394	934	6.1	15,759

Customer loans
Million euros

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11

Public sector	10,372	11,863	12,054	12,137	12,340	12,565	12,340
Other residents	220,327	224,195	217,421	217,497	210,430	208,493	205,225
Commercial bills	9,918	10,193	10,203	11,146	9,320	8,944	9,075
Secured loans	127,747	129,348	128,360	127,472	124,610	122,884	121,016
Other loans	82,663	84,654	78,858	78,879	76,500	76,665	75,135
Non-resident sector	470,620	510,688	505,753	514,217	510,246	522,815	536,267
Secured loans	292,133	319,425	307,683	311,048	309,769	315,370	326,079
Other loans	178,487	191,263	198,070	203,168	200,476	207,445	210,187

Gross customer loans	701,319	746,746	735,227	743,851	733,016	743,874	753,832

Loan-loss allowances	18,170	18,864	19,586	19,697	19,145	19,904	19,529

Net customer loans	683,149	727,882	715,642	724,154	713,871	723,969	734,302

Pro memoria: Doubtful loans	25,059	26,745	26,659	27,908	27,871	29,597	30,124
Public sector	21	42	33	42	44	85	88
Other residents	10,367	10,833	11,232	12,106	12,539	12,946	13,708
Non-resident sector	14,671	15,871	15,394	15,759	15,287	16,566	16,328

Credit risk management *
Million euros

			Variation
	30.09.11	30.09.10	Amount		%	31.12.10

Non-performing loans	30,910	27,195	3,716		13.7	28,522
NPL ratio (%)	3.86	3.42	0.44	p.		3.55
Loan-loss allowances	20,403	20,490	(87)		(0.4)	20,748
Specific	15,300	14,008	1,292		9.2	14,901
Generic	5,103	6,482	(1,378)		(21.3)	5,846
NPL coverage (%)	66	75	(9	p.)		73
Credit cost (%) **	1.44	1.65	(0.21	p.)		1.56

Ordinary non-performing and doubtful loans ***	18,412	17,028	1,384		8.1	18,061
NPL ratio (%) ***	2.33	2.17	0.16	p.		2.28
NPL coverage (%) ***	111	120	(10	p.)		115

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees

Note:	NPL ratio: Non-performing loans / computable assets

Credit risk management *

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11

Non-performing loans	25,512	27,325	27,195	28,522	28,494	30,186	30,910
NPL ratio (%)	3.34	3.37	3.42	3.55	3.61	3.78	3.86
Loan-loss allowances	18,898	19,911	20,490	20,748	20,124	20,800	20,403
Specific	12,219	13,232	14,008	14,901	14,992	15,512	15,300
Generic	6,679	6,679	6,482	5,846	5,132	5,288	5,103
NPL coverage (%)	74	73	75	73	71	69	66
Credit cost (%) **	1.58	1.60	1.65	1.56	1.51	1.48	1.44

*	Excluding country-risk

**	Net specific allowance / computable assets
Non-performing loans by quarter
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11

Balance at beginning of period	24,554	25,512	27,325	27,195	28,522	28,494	30,186
Net additions	3,423	3,389	2,895	3,771	3,112	4,015	4,206
Increase in scope of consolidation	—	—	254	3	186	739	(0)
Exchange differences	420	1,307	(1,060)	480	(558)	(31)	(444)
Write-offs	(2,885)	(2,884)	(2,219)	(2,926)	(2,767)	(3,031)	(3,037)

Balance at period-end	25,512	27,325	27,195	28,522	28,494	30,186	30,910

Customer funds under management
Million euros

			Variation
	30.09.11	30.09.10	Amount	%	31.12.10

Public sector	6,994	11,935	(4,941)	(41.4)	9,655
Other residents	161,571	157,895	3,676	2.3	161,096
Demand deposits	67,523	66,505	1,018	1.5	67,077
Time deposits	64,875	81,300	(16,425)	(20.2)	81,145
REPOs	29,172	10,090	19,082	189.1	12,873
Non-resident sector	451,346	431,463	19,883	4.6	445,625
Demand deposits	215,260	206,923	8,337	4.0	210,490
Time deposits	194,539	190,920	3,619	1.9	197,590
REPOs	32,034	27,303	4,731	17.3	30,623
Public Sector	9,514	6,317	3,196	50.6	6,922

Customer deposits	619,911	601,293	18,618	3.1	616,376

Debt securities	197,689	208,435	(10,746)	(5.2)	192,872
Subordinated debt	25,848	32,287	(6,440)	(19.9)	30,475

On-balance-sheet customer funds	843,448	842,016	1,432	0.2	839,723

Mutual funds	103,755	107,833	(4,079)	(3.8)	113,510
Pension funds	9,893	10,865	(972)	(8.9)	10,965
Managed portfolios	18,796	20,726	(1,931)	(9.3)	20,314
Savings-insurance policies	707	2,755	(2,048)	(74.4)	758

Other customer funds under management	133,150	142,179	(9,030)	(6.4)	145,547

Customer funds under management	976,598	984,195	(7,597)	(0.8)	985,269

Mutual funds
Million euros

			Variation
	30.09.11	30.09.10	Amount	%	31.12.10

Spain	28,331	38,257	(9,926)	(25.9)	34,310
Portugal	2,159	3,496	(1,337)	(38.2)	3,209
Poland	1,888		1,888
United Kingdom	14,686	13,704	982	7.2	14,369
Latin America	56,691	52,377	4,315	8.2	61,621

Total	103,755	107,833	(4,079)	(3.8)	113,510

Pension funds
Million euros

			Variation
	30.09.11	30.09.10	Amount	%	31.12.10

Spain	8,910	9,551	(640)	(6.7)	9,650
Portugal	983	1,314	(331)	(25.2)	1,315

Total	9,893	10,865	(972)	(8.9)	10,965

Customer funds under management
Million euros

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11

Public sector	16,438	10,988	11,935	9,655	8,640	6,558	6,994
Other residents	130,262	158,277	157,895	161,096	163,246	159,076	161,571
Demand deposits	62,678	67,025	66,505	67,077	71,018	69,482	67,523
Time deposits	53,398	77,141	81,300	81,145	78,500	68,378	64,875
REPOs	14,185	14,111	10,090	12,873	13,729	21,216	29,172
Non-resident sector	390,329	426,034	431,463	445,625	448,888	458,780	451,346
Demand deposits	202,484	216,787	206,923	210,490	211,861	215,828	215,260
Time deposits	162,273	173,737	190,920	197,590	197,313	200,843	194,539
REPOs	21,738	27,734	27,303	30,623	31,401	33,085	32,034
Public Sector	3,833	7,776	6,317	6,922	8,312	9,024	9,514

Customer deposits	537,028	595,300	601,293	616,376	620,774	624,414	619,911

Debt securities	210,725	212,424	208,435	192,872	194,271	202,482	197,689
Subordinated debt	34,740	35,497	32,287	30,475	26,431	25,841	25,848

On-balance-sheet customer funds	782,493	843,220	842,016	839,723	841,476	852,737	843,448

Mutual funds	110,797	113,668	107,833	113,510	112,817	112,371	103,755
Pension funds	11,215	10,662	10,865	10,965	10,916	10,744	9,893
Managed portfolios	19,693	21,539	20,726	20,314	18,626	19,005	18,796
Savings-insurance policies	7,501	4,685	2,755	758	833	884	707

Other customer funds under management	149,206	150,554	142,179	145,547	143,192	143,004	133,150

Customer funds under management	931,699	993,774	984,195	985,269	984,668	995,741	976,598

Mutual funds
Million euros

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11

Spain	40,271	38,395	38,257	34,310	31,974	30,209	28,331
Portugal	4,158	3,524	3,496	3,209	3,051	2,755	2,159
Poland						2,443	1,888
United Kingdom	11,923	13,203	13,704	14,369	14,204	14,532	14,686
Latin America	54,446	58,546	52,377	61,621	63,588	62,433	56,691

Total	110,797	113,668	107,833	113,510	112,817	112,371	103,755

Pension funds
Million euros

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11

Spain	9,826	9,425	9,551	9,650	9,602	9,477	8,910
Portugal	1,389	1,237	1,314	1,315	1,314	1,266	983

Total	11,215	10,662	10,865	10,965	10,916	10,744	9,893

Shareholders’ equity and minority interests
Million euros

			Variation
	30.09.11	30.09.10	Amount	%	31.12.10

Capital stock	4,220	4,114	106	2.6	4,165
Additional paid-in surplus	29,446	29,305	141	0.5	29,457
Reserves	41,592	35,554	6,039	17.0	36,993
Treasury stock	(276)	(187)	(89)	47.5	(192)
Shareholders’ equity (before profit and dividends)	74,982	68,786	6,196	9.0	70,423
Attributable profit	5,303	6,080	(777)	(12.8)	8,181
Interim dividend distributed	(1,141)	(1,113)	(29)	2.6	(1,270)
Interim dividend not distributed	—	—	—	—	(2,060)
Shareholders’ equity (after retained profit)	79,144	73,753	5,391	7.3	75,273
Valuation adjustments	(6,519)	(2,866)	(3,653)	127.4	(2,315)
Minority interests	5,664	5,372	292	5.4	5,896
Total equity (after retained profit)	78,289	76,259	2,030	2.7	78,854
Preferred shares and securities in subordinated debt	7,125	7,177	(52)	(0.7)	7,352
Total equity and capital with the nature of financial liabilities	85,414	83,436	1,978	2.4	86,207

Computable capital and BIS II ratio
Million euros

			Variation
	30.09.11	30.09.10	Amount		%	31.12.10

Core capital	52,638	50,307	2,331		4.6	53,205
Basic capital	60,030	57,718	2,312		4.0	60,617
Supplementary capital	16,480	21,468	(4,987)		(23.2)	20,670
Deductions	(2,502)	(2,118)	(383)		18.1	(2,011)

Computable capital	74,008	77,067	(3,059)		(4.0)	79,276

Risk-weighted assets	558,789	593,693	(34,904)		(5.9)	604,885

BIS II ratio	13.2	13.0	0.3	p.		13.1

Tier I (before deductions)	10.7	9.7	1.0	p.		10.0

Core capital	9.4	8.5	0.9	p.		8.8

Shareholders’ equity surplus (BIS II ratio)	29,305	29,572	(267)		(0.9)	30,885

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	9M ’11	9M ’10	Amount	%	9M ’11	9M ’10	Amount	%
Income statement (million euros)
Continental Europe	6,703	6,871	(168)	(2.4)	2,441	2,739	(298)	(10.9)

o/w: Santander Branch Network	1,815	1,765	51	2.9	602	669	(68)	(10.1)
Banesto	876	1,064	(187)	(17.6)	189	413	(223)	(54.1)
Santander Consumer Finance	2,738	2,501	236	9.5	990	601	389	64.8
Portugal	355	518	(163)	(31.4)	129	368	(239)	(64.9)
Retail Poland (BZ WBK)	261		261		172		172

United Kingdom	2,437	2,873	(436)	(15.2)	757	1,529	(772)	(50.5)

Latin America	10,308	9,419	889	9.4	3,528	3,425	103	3.0

o/w: Brazil	7,579	6,615	965	14.6	1,973	2,063	(90)	(4.4)
Mexico	1,097	1,122	(25)	(2.2)	731	466	266	57.0
Chile	952	975	(23)	(2.3)	466	483	(17)	(3.4)

Sovereign	905	891	14	1.5	394	293	102	34.7

Operating areas	20,354	20,054	299	1.5	7,120	7,986	(866)	(10.8)

Corporate Activities	(1,824)	(2,116)	292	(13.8)	(1,817)	(1,906)	89	(4.7)

Total Group	18,529	17,938	591	3.3	5,303	6,080	(777)	(12.8)

	Efficiency ratio (1)		ROE		NPL ratio*		NPL coverage*
	9M ’11	9M ’10	9M ’11	9M ’10	30.09.11	30.09.10	30.09.11	30.09.10
Ratios (%)
Continental Europe	42.3	38.9	10.71	13.57	5.05	4.01	62	75

o/w: Santander Branch Network *	45.8	46.7	11.60	12.44	7.70	4.90	41	55
Banesto	46.4	42.0	5.39	12.37	4.69	3.83	53	60
Santander Consumer Finance	30.9	27.0	13.32	10.35	4.29	5.13	132	122
Portugal	52.6	43.6	6.97	21.35	3.78	2.43	53	69
Retail Poland (BZ WBK)	45.4		26.14		6.26		69

United Kingdom**	43.8	40.0	8.11	23.65	1.88	1.77	40	48

Latin America	38.9	38.4	21.54	21.53	4.10	4.15	102	103

o/w: Brazil	36.8	37.2	22.99	22.11	5.05	4.97	100	98
Mexico	39.8	37.8	21.56	18.94	1.78	2.20	176	199
Chile	38.9	35.6	24.81	28.59	3.63	3.58	88	94

Sovereign	43.7	43.9	13.24	13.89	3.22	4.80	93	72

Operating areas	40.9	39.1	13.83	17.88	3.84	3.39	69	77

Total Group**	44.3	42.9	9.47	11.75	3.86	3.42	66	75

(1)	With amortisations

*
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of September 2011 stood at 5.63% (3.79% in September 2010) and NPL coverage was 39% (61% in September 2010).

**	Before the impact in the second quarter from the provision in relation to PPI remediation in the UK, ROE UK: 14.75%; ROE Total Group: 10.57%.

	Employees		Branches
	30.09.11	30.09.10	30.09.11	30.09.10
Operating means
Continental Europe	63,934	54,551	6,636	6,075

o/w: Santander Branch Network	18,747	18,809	2,915	2,931
Banesto	9,560	9,745	1,716	1,767
Santander Consumer Finance	15,452	13,947	662	523
Portugal	6,084	6,218	724	762
Retail Poland (BZ WBK)	9,563		527

United Kingdom	26,034	23,109	1,386	1,328

Latin America	90,106	87,765	5,964	5,784

o/w: Brazil	52,433	52,296	3,731	3,623
Mexico	12,997	12,435	1,099	1,093
Chile	12,300	11,629	494	500

Sovereign	8,950	8,539	723	720

Operating areas	189,024	173,964	14,709	13,907

Corporate Activities	2,326	2,507

Total Group	191,350	176,471	14,709	13,907

Operating areas
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	24,530	23,265	1,265	5.4

Net fees	8,028	7,322	706	9.6
Gains (losses) on financial transactions	1,648	2,116	(468)	(22.1)
Other operating income*	218	221	(2)	(1.0)

Gross income	34,424	32,923	1,501	4.6

Operating expenses	(14,070)	(12,869)	(1,202)	9.3
General administrative expenses	(12,586)	(11,562)	(1,025)	8.9
Personnel	(7,447)	(6,702)	(745)	11.1
Other general administrative expenses	(5,139)	(4,859)	(280)	5.8
Depreciation and amortisation	(1,484)	(1,307)	(177)	13.5

Net operating income	20,354	20,054	299	1.5

Net loan-loss provisions	(7,817)	(7,767)	(50)	0.6
Other income	(2,123)	(786)	(1,337)	170.0

Profit before taxes	10,413	11,501	(1,088)	(9.5)

Tax on profit	(2,641)	(2,789)	148	(5.3)

Profit from continuing operations	7,772	8,712	(939)	(10.8)

Net profit from discontinued operations	(3)	(7)	4	(57.0)

Consolidated profit	7,770	8,705	(936)	(10.7)

Minority interests	650	719	(70)	(9.7)

Attributable profit to the Group	7,120	7,986	(866)	(10.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans**	731,808	713,972	17,836	2.5
Trading portfolio (w/o loans)	163,840	154,936	8,904	5.7
Available-for-sale financial assets	59,604	62,128	(2,524)	(4.1)
Due from credit institutions**	113,823	166,204	(52,381)	(31.5)
Intangible assets and property and equipment	12,383	11,272	1,110	9.9
Other assets	125,876	119,012	6,863	5.8

Total assets/liabilities & shareholders’ equity	1,207,333	1,227,524	(20,191)	(1.6)

Customer deposits**	607,930	586,798	21,132	3.6
Marketable debt securities**	136,307	134,039	2,269	1.7
Subordinated debt**	16,875	18,422	(1,547)	(8.4)
Insurance liabilities	9,894	6,527	3,367	51.6
Due to credit institutions**	180,994	205,613	(24,619)	(12.0)
Other liabilities	187,534	211,801	(24,266)	(11.5)
Shareholders’ equity***	67,798	64,324	3,474	5.4

Other customer funds under management	133,150	142,179	(9,030)	(6.4)

Mutual funds	103,755	107,833	(4,079)	(3.8)
Pension funds	9,893	10,865	(972)	(8.9)
Managed portfolios	18,796	20,726	(1,931)	(9.3)
Savings-insurance policies	707	2,755	(2,048)	(74.4)

Customer funds under management	894,262	881,438	12,824	1.5

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE**	13.83	17.88	(4.05	p.)
Efficiency ratio (with amortisations)	40.9	39.1	1.8	p.
NPL ratio	3.84	3.39	0.45	p.
NPL coverage	69	77	(8	p.)
Number of employees (direct & indirect)	189,024	173,964	15,060		8.7
Number of branches	14,709	13,907	802		5.8

Operating areas
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	7,515	7,849	7,901	7,787	8,025	8,252	8,253

Net fees	2,328	2,493	2,501	2,452	2,599	2,733	2,696
Gains (losses) on financial transactions	779	640	697	631	731	563	353
Other operating income*	54	131	36	65	53	131	34

Gross income	10,675	11,113	11,135	10,936	11,409	11,679	11,336

Operating expenses	(4,036)	(4,355)	(4,478)	(4,505)	(4,579)	(4,700)	(4,791)
General administrative expenses	(3,623)	(3,903)	(4,035)	(4,005)	(4,102)	(4,201)	(4,283)
Personnel	(2,090)	(2,276)	(2,336)	(2,359)	(2,433)	(2,481)	(2,533)
Other general administrative expenses	(1,533)	(1,628)	(1,699)	(1,647)	(1,669)	(1,721)	(1,750)
Depreciation and amortisation	(412)	(452)	(443)	(500)	(477)	(499)	(508)

Net operating income	6,640	6,758	6,657	6,431	6,830	6,979	6,545

Net loan-loss provisions	(2,398)	(2,461)	(2,908)	(2,380)	(2,119)	(2,771)	(2,927)
Other income	(297)	(270)	(219)	(330)	(411)	(1,289)	(423)

Profit before taxes	3,945	4,027	3,530	3,721	4,300	2,919	3,194

Tax on profit	(950)	(994)	(845)	(1,001)	(1,110)	(698)	(832)

Profit from continuing operations	2,994	3,033	2,685	2,720	3,189	2,221	2,362

Net profit from discontinued operations	(2)	(1)	(4)	(7)	(6)	(0)	3

Consolidated profit	2,993	3,032	2,681	2,713	3,184	2,221	2,365

Minority interests	213	246	260	227	241	230	179

Attributable profit to the Group	2,779	2,785	2,421	2,486	2,943	1,991	2,187

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans**	681,956	726,706	713,972	721,509	712,729	721,609	731,808
Trading portfolio (w/o loans)	133,509	150,344	154,936	134,668	121,249	140,706	163,840
Available-for-sale financial assets	65,120	66,279	62,128	64,947	63,739	68,586	59,604
Due from credit institutions**	138,519	138,846	166,204	118,416	119,773	111,023	113,823
Intangible assets and property and equipment	10,958	11,491	11,272	12,675	12,389	12,784	12,383
Other assets	91,977	113,369	119,012	124,838	128,780	133,360	125,876

Total assets/liabilities & shareholders’ equity	1,122,038	1,207,035	1,227,524	1,177,052	1,158,659	1,188,068	1,207,333

Customer deposits**	526,831	585,608	586,798	602,118	609,325	613,158	607,930
Marketable debt securities**	130,648	137,164	134,039	130,060	130,251	140,884	136,307
Subordinated debt**	18,693	20,186	18,422	18,347	16,431	16,639	16,875
Insurance liabilities	13,905	10,002	6,527	10,449	10,453	10,775	9,894
Due to credit institutions**	193,995	200,748	205,613	178,908	181,856	176,140	180,994
Other liabilities	179,262	192,217	211,801	173,984	141,210	161,274	187,534
Shareholders’ equity***	58,705	61,110	64,324	63,187	69,132	69,199	67,798

Other customer funds under management	149,206	150,554	142,179	145,547	143,192	143,004	133,150

Mutual funds	110,797	113,668	107,833	113,510	112,817	112,371	103,755
Pension funds	11,215	10,662	10,865	10,965	10,916	10,744	9,893
Managed portfolios	19,693	21,539	20,726	20,314	18,626	19,005	18,796
Savings-insurance policies	7,501	4,685	2,755	758	833	884	707

Customer funds under management	825,378	893,512	881,438	896,072	899,200	913,685	894,262

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.32	3.35	3.39	3.53	3.59	3.76	3.84
NPL coverage	75	74	77	75	73	71	69

Continental Europe
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	7,947	7,508	438	5.8

Net fees	3,150	2,775	374	13.5
Gains (losses) on financial transactions	212	677	(465)	(68.7)
Other operating income*	303	290	12	4.2

Gross income	11,611	11,251	360	3.2

Operating expenses	(4,908)	(4,380)	(528)	12.1
General administrative expenses	(4,448)	(3,936)	(512)	13.0
Personnel	(2,778)	(2,496)	(282)	11.3
Other general administrative expenses	(1,669)	(1,440)	(230)	15.9
Depreciation and amortisation	(460)	(444)	(16)	3.6

Net operating income	6,703	6,871	(168)	(2.4)

Net loan-loss provisions	(2,868)	(3,022)	154	(5.1)
Other income	(379)	(68)	(312)	459.8

Profit before taxes	3,455	3,781	(326)	(8.6)

Tax on profit	(912)	(958)	46	(4.9)

Profit from continuing operations	2,544	2,823	(279)	(9.9)

Net profit from discontinued operations	(3)	(7)	4	(57.0)

Consolidated profit	2,541	2,817	(276)	(9.8)

Minority interests	100	78	22	28.3

Attributable profit to the Group	2,441	2,739	(298)	(10.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans**	327,444	326,804	639	0.2
Trading portfolio (w/o loans)	77,735	68,228	9,507	13.9
Available-for-sale financial assets	21,454	25,064	(3,610)	(14.4)
Due from credit institutions**	51,957	104,641	(52,684)	(50.3)
Intangible assets and property and equipment	5,148	4,958	190	3.8
Other assets	22,687	20,788	1,898	9.1

Total assets/liabilities & shareholders’ equity	506,424	550,483	(44,059)	(8.0)

Customer deposits**	255,020	247,464	7,557	3.1
Marketable debt securities**	42,425	49,405	(6,980)	(14.1)
Subordinated debt**	985	2,009	(1,025)	(51.0)
Insurance liabilities	930	3,585	(2,655)	(74.1)
Due to credit institutions**	77,801	103,137	(25,336)	(24.6)
Other liabilities	98,425	118,005	(19,580)	(16.6)
Shareholders’ equity***	30,838	26,878	3,961	14.7

Other customer funds under management	47,548	60,583	(13,035)	(21.5)

Mutual funds	32,377	41,753	(9,375)	(22.5)
Pension funds	9,893	10,865	(972)	(8.9)
Managed portfolios	5,278	5,434	(156)	(2.9)
Savings-insurance policies	—	2,532	(2,532)	(100.0)

Customer funds under management	345,978	359,462	(13,484)	(3.8)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	10.71	13.57	(2.86	p.)
Efficiency ratio (with amortisations)	42.3	38.9	3.4	p.
NPL ratio	5.05	4.01	1.04	p.
NPL coverage	62	75	(13	p.)
Number of employees (direct & indirect)	63,934	54,551	9,383		17.2
Number of branches	6,636	6,075	561		9.2

Continental Europe
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	2,586	2,474	2,449	2,364	2,494	2,767	2,686

Net fees	939	919	918	904	1,019	1,079	1,052
Gains (losses) on financial transactions	310	229	137	169	229	7	(24)
Other operating income*	61	143	86	106	68	179	56

Gross income	3,895	3,765	3,590	3,542	3,810	4,031	3,770

Operating expenses	(1,430)	(1,447)	(1,503)	(1,538)	(1,550)	(1,685)	(1,674)
General administrative expenses	(1,287)	(1,294)	(1,355)	(1,365)	(1,403)	(1,527)	(1,517)
Personnel	(814)	(833)	(850)	(847)	(879)	(958)	(942)
Other general administrative expenses	(473)	(461)	(505)	(518)	(524)	(569)	(576)
Depreciation and amortisation	(143)	(153)	(148)	(172)	(146)	(158)	(156)

Net operating income	2,465	2,318	2,088	2,005	2,260	2,347	2,096

Net loan-loss provisions	(727)	(811)	(1,484)	(998)	(632)	(1,082)	(1,153)
Other income	(26)	(59)	17	(104)	(112)	(109)	(159)

Profit before taxes	1,712	1,448	621	903	1,516	1,155	784

Tax on profit	(458)	(380)	(121)	(262)	(418)	(298)	(195)

Profit from continuing operations	1,255	1,068	500	641	1,098	857	589

Net profit from discontinued operations	(2)	(1)	(4)	(7)	(6)	(0)	3

Consolidated profit	1,253	1,067	496	634	1,092	857	592

Minority interests	27	30	22	18	38	37	26

Attributable profit to the Group	1,227	1,037	475	616	1,054	820	567

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans**	318,249	326,565	326,804	323,660	323,302	331,723	327,444
Trading portfolio (w/o loans)	59,666	64,038	68,228	57,690	51,354	58,046	77,735
Available-for-sale financial assets	25,854	23,497	25,064	23,843	22,441	24,727	21,454
Due from credit institutions**	84,298	92,762	104,641	66,925	64,986	58,814	51,957
Intangible assets and property and equipment	4,964	4,983	4,958	4,965	4,972	5,317	5,148
Other assets	23,156	21,157	20,788	22,160	18,676	21,062	22,687

Total assets/liabilities & shareholders’ equity	516,186	533,002	550,483	499,243	485,731	499,690	506,424

Customer deposits**	210,821	238,074	247,464	247,715	260,719	259,448	255,020
Marketable debt securities**	48,990	47,033	49,405	48,413	47,126	44,702	42,425
Subordinated debt**	2,014	2,050	2,009	1,740	1,219	1,351	985
Insurance liabilities	8,695	5,428	3,585	933	1,021	965	930
Due to credit institutions**	109,578	100,360	103,137	77,059	72,276	76,876	77,801
Other liabilities	109,255	112,790	118,005	95,963	73,325	85,058	98,425
Shareholders’ equity***	26,833	27,267	26,878	27,420	30,045	31,290	30,838

Other customer funds under management	68,520	62,487	60,583	53,968	51,296	52,169	47,548

Mutual funds	44,429	41,919	41,753	37,519	35,025	35,407	32,377
Pension funds	11,215	10,662	10,865	10,965	10,916	10,744	9,893
Managed portfolios	5,515	5,442	5,434	5,484	5,354	6,019	5,278
Savings-insurance policies	7,362	4,465	2,532	0	(0)	—	—

Customer funds under management	330,346	349,645	359,462	351,836	360,361	357,669	345,978

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.73	3.87	4.01	4.34	4.57	4.77	5.05
NPL coverage	74	71	75	71	67	65	62

Santander Branch Network
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	2,457	2,419	39	1.6

Net fees	845	827	18	2.2
Gains (losses) on financial transactions	79	90	(11)	(12.2)
Other operating income*	(31)	(24)	(7)	27.3

Gross income	3,351	3,312	39	1.2

Operating expenses	(1,536)	(1,547)	12	(0.7)
General administrative expenses	(1,421)	(1,428)	7	(0.5)
Personnel	(929)	(924)	(5)	0.6
Other general administrative expenses	(492)	(504)	13	(2.5)
Depreciation and amortisation	(115)	(119)	4	(3.5)

Net operating income	1,815	1,765	51	2.9

Net loan-loss provisions	(970)	(868)	(102)	11.7
Other income	(20)	20	(41)	—

Profit before taxes	825	917	(92)	(10.1)

Tax on profit	(223)	(248)	25	(10.1)

Profit from continuing operations	602	669	(67)	(10.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	602	669	(67)	(10.1)

Minority interests	0	0	0	52.7

Attributable profit to the Group	602	669	(68)	(10.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans**	104,671	112,812	(8,141)	(7.2)
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	—	—	—	—
Due from credit institutions**	137	217	(80)	(36.9)
Intangible assets and property and equipment	1,201	1,211	(10)	(0.9)
Other assets	1,785	476	1,309	275.2

Total assets/liabilities & shareholders’ equity	107,794	114,716	(6,922)	(6.0)

Customer deposits**	81,063	87,224	(6,161)	(7.1)
Marketable debt securities**	—	—	—	—
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	524	808	(284)	(35.2)
Other liabilities	19,526	19,649	(123)	(0.6)
Shareholders’ equity***	6,681	7,035	(354)	(5.0)

Other customer funds under management	23,883	27,678	(3,795)	(13.7)

Mutual funds	16,712	20,980	(4,268)	(20.3)
Pension funds	5,628	6,125	(496)	(8.1)
Managed portfolios	—	—	—	—
Savings-insurance policies	1,543	574	969	168.7

Customer funds under management	104,946	114,902	(9,956)	(8.7)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	11.60	12.44	(0.84	p.)
Efficiency ratio (with amortisations)	45.8	46.7	(0.9	p.)
NPL ratio	7.70	4.90	2.80	p.
NPL coverage	41	55	(14	p.)
Number of employees (direct & indirect)	18,747	18,809	(62)		(0.3)
Number of branches	2,915	2,931	(16)		(0.5)

Santander Branch Network
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	893	785	740	721	780	853	824

Net fees	290	276	261	253	292	283	270
Gains (losses) on financial transactions	31	38	21	19	37	27	15
Other operating income*	(8)	(7)	(10)	(7)	(10)	(12)	(9)

Gross income	1,207	1,092	1,013	986	1,100	1,151	1,100

Operating expenses	(516)	(516)	(516)	(525)	(512)	(512)	(512)
General administrative expenses	(476)	(476)	(476)	(482)	(474)	(473)	(474)
Personnel	(311)	(309)	(304)	(310)	(310)	(310)	(310)
Other general administrative expenses	(165)	(167)	(172)	(172)	(164)	(163)	(164)
Depreciation and amortisation	(40)	(40)	(40)	(43)	(38)	(39)	(38)

Net operating income	691	576	497	462	588	639	588

Net loan-loss provisions	(136)	(179)	(553)	(223)	(184)	(339)	(447)
Other income	(8)	14	15	4	(27)	10	(3)

Profit before taxes	547	411	(41)	243	376	310	139

Tax on profit	(148)	(111)	11	(66)	(101)	(84)	(37)

Profit from continuing operations	399	300	(30)	178	274	227	101

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	399	300	(30)	178	274	227	101

Minority interests	0	0	0	0	0	0	(0)

Attributable profit to the Group	399	300	(30)	178	274	226	101

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans**	113,967	115,196	112,812	111,372	110,051	107,312	104,671
Trading portfolio (w/o loans)	—	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	—	—	—	—
Due from credit institutions**	31	111	217	214	214	185	137
Intangible assets and property and equipment	1,211	1,211	1,211	1,201	1,201	1,201	1,201
Other assets	638	676	476	481	411	1,692	1,785

Total assets/liabilities & shareholders’ equity	115,847	117,195	114,716	113,268	111,878	110,390	107,794

Customer deposits**	78,753	87,808	87,224	85,667	84,656	80,037	81,063
Marketable debt securities**	—	—	—	—	—	—	—
Subordinated debt**	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	583	781	808	457	323	355	524
Other liabilities	29,387	21,214	19,649	20,089	20,002	22,954	19,526
Shareholders’ equity***	7,125	7,392	7,035	7,056	6,897	7,043	6,681

Other customer funds under management	28,841	27,522	27,678	26,864	25,478	25,171	23,883

Mutual funds	21,325	20,811	20,980	20,347	18,558	17,654	16,712
Pension funds	6,324	6,064	6,125	6,132	6,225	6,141	5,628
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	1,192	647	574	385	696	1,376	1,543

Customer funds under management	107,594	115,330	114,902	112,531	110,134	105,208	104,946

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	4.65	4.78	4.90	5.52	5.99	6.73	7.70
NPL coverage	59	53	55	52	50	47	41

Spread	2.60	2.04	1.87	1.89	1.95	2.53	2.38

Spread loans	2.10	1.94	1.83	1.83	1.90	1.97	2.03
Spread deposits	0.50	0.10	0.04	0.06	0.05	0.56	0.35

Banesto
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	1,030	1,206	(176)	(14.6)

Net fees	462	463	(0)	(0.1)
Gains (losses) on financial transactions	103	116	(13)	(11.3)
Other operating income*	39	50	(12)	(22.9)

Gross income	1,634	1,835	(201)	(10.9)

Operating expenses	(758)	(771)	13	(1.7)
General administrative expenses	(664)	(678)	15	(2.1)
Personnel	(486)	(505)	19	(3.7)
Other general administrative expenses	(177)	(173)	(4)	2.4
Depreciation and amortisation	(94)	(93)	(1)	1.3

Net operating income	876	1,064	(187)	(17.6)

Net loan-loss provisions	(461)	(459)	(2)	0.5
Other income	(136)	14	(150)	—

Profit before taxes	279	619	(340)	(55.0)

Tax on profit	(61)	(154)	93	(60.1)

Profit from continuing operations	217	465	(248)	(53.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	217	465	(248)	(53.3)

Minority interests	28	53	(25)	(46.8)

Attributable profit to the Group	189	413	(223)	(54.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans**	69,245	74,393	(5,147)	(6.9)
Trading portfolio (w/o loans)	7,699	7,644	55	0.7
Available-for-sale financial assets	7,206	9,827	(2,622)	(26.7)
Due from credit institutions**	10,286	25,928	(15,642)	(60.3)
Intangible assets and property and equipment	1,356	1,387	(31)	(2.3)
Other assets	5,989	6,633	(644)	(9.7)

Total assets/liabilities & shareholders’ equity	101,780	125,812	(24,032)	(19.1)

Customer deposits**	51,385	58,685	(7,300)	(12.4)
Marketable debt securities**	24,608	28,256	(3,648)	(12.9)
Subordinated debt**	790	1,325	(535)	(40.4)
Insurance liabilities	—	—	—	—
Due to credit institutions**	9,319	20,346	(11,027)	(54.2)
Other liabilities	10,969	12,715	(1,747)	(13.7)
Shareholders’ equity***	4,709	4,484	225	5.0

Other customer funds under management	8,687	10,026	(1,339)	(13.4)

Mutual funds	4,688	6,164	(1,476)	(24.0)
Pension funds	1,229	1,338	(108)	(8.1)
Managed portfolios	114	104	11	10.1
Savings-insurance policies	2,656	2,421	235	9.7

Customer funds under management	85,470	98,292	(12,822)	(13.0)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	5.39	12.37	(6.98	p.)
Efficiency ratio (with amortisations)	46.4	42.0	4.4	p.
NPL ratio	4.69	3.83	0.86	p.
NPL coverage	53	60	(6	p.)
Number of employees (direct & indirect)	9,560	9,745	(185)		(1.9)
Number of branches	1,716	1,767	(51)		(2.9)

Banesto
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	432	405	369	315	321	358	351

Net fees	156	153	153	155	155	155	152
Gains (losses) on financial transactions	43	36	37	80	41	41	20
Other operating income*	10	26	14	18	9	24	6

Gross income	641	620	573	568	527	578	529

Operating expenses	(257)	(258)	(256)	(256)	(254)	(254)	(250)
General administrative expenses	(225)	(228)	(225)	(225)	(223)	(222)	(218)
Personnel	(168)	(169)	(167)	(161)	(163)	(162)	(161)
Other general administrative expenses	(57)	(59)	(58)	(64)	(60)	(60)	(58)
Depreciation and amortisation	(32)	(30)	(31)	(31)	(31)	(32)	(31)

Net operating income	384	362	317	312	273	324	280

Net loan-loss provisions	(83)	(92)	(284)	(251)	(102)	(173)	(187)
Other income	9	5	0	(43)	(16)	(60)	(60)

Profit before taxes	310	275	34	18	155	91	33

Tax on profit	(85)	(68)	(1)	(7)	(38)	(12)	(11)

Profit from continuing operations	225	206	33	10	117	79	22

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	225	206	33	10	117	79	22

Minority interests	22	24	6	4	16	12	(0)

Attributable profit to the Group	203	182	27	6	101	67	22

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans**	75,382	76,125	74,393	75,624	73,326	71,825	69,245
Trading portfolio (w/o loans)	7,977	7,339	7,644	6,575	5,979	5,572	7,699
Available-for-sale financial assets	9,097	7,693	9,827	9,025	9,328	9,189	7,206
Due from credit institutions**	21,756	27,178	25,928	17,103	16,597	10,845	10,286
Intangible assets and property and equipment	1,406	1,415	1,387	1,374	1,360	1,356	1,356
Other assets	8,182	6,259	6,633	7,520	5,834	6,172	5,989

Total assets/liabilities & shareholders’ equity	123,800	126,010	125,812	117,222	112,426	104,959	101,780

Customer deposits**	59,037	59,609	58,685	59,721	59,660	54,047	51,385
Marketable debt securities**	28,087	27,160	28,256	27,684	27,135	26,303	24,608
Subordinated debt**	1,331	1,329	1,325	1,304	787	785	790
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	18,162	19,549	20,346	13,422	10,822	9,961	9,319
Other liabilities	12,707	13,884	12,715	10,611	9,305	9,158	10,969
Shareholders’ equity***	4,475	4,479	4,484	4,480	4,717	4,704	4,709

Other customer funds under management	10,809	10,131	10,026	9,616	9,303	8,933	8,687

Mutual funds	7,106	6,423	6,164	5,712	5,279	4,902	4,688
Pension funds	1,405	1,337	1,338	1,337	1,344	1,321	1,229
Managed portfolios	93	98	104	117	114	118	114
Savings-insurance policies	2,205	2,274	2,421	2,450	2,566	2,592	2,656

Customer funds under management	99,264	98,229	98,292	98,325	96,884	90,069	85,470

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.13	3.49	3.83	4.11	4.31	4.54	4.69
NPL coverage	61	58	60	54	52	52	53

Spread	2.20	1.65	1.41	1.47	1.67	2.20	2.54

Spread loans	2.02	2.00	1.92	1.99	2.03	2.08	2.12
Spread deposits	0.18	(0.35)	(0.51)	(0.52)	(0.36)	0.12	0.42

Santander Consumer Finance
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	3,088	2,699	388	14.4

Net fees	878	701	176	25.2
Gains (losses) on financial transactions	(5)	5	(10)	—
Other operating income*	1	19	(18)	(95.5)

Gross income	3,961	3,425	536	15.6

Operating expenses	(1,224)	(924)	(300)	32.4
General administrative expenses	(1,125)	(840)	(285)	33.9
Personnel	(580)	(431)	(149)	34.5
Other general administrative expenses	(545)	(409)	(136)	33.3
Depreciation and amortisation	(98)	(83)	(15)	17.4

Net operating income	2,738	2,501	236	9.5

Net loan-loss provisions	(1,174)	(1,521)	347	(22.8)
Other income	(98)	(104)	5	(5.1)

Profit before taxes	1,465	877	588	67.1

Tax on profit	(411)	(245)	(165)	67.4

Profit from continuing operations	1,054	631	423	67.0

Net profit from discontinued operations	(3)	(7)	4	(57.0)

Consolidated profit	1,051	625	427	68.3

Minority interests	61	24	37	155.5

Attributable profit to the Group	990	601	389	64.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans**	70,246	63,624	6,622	10.4
Trading portfolio (w/o loans)	1,483	1,570	(87)	(5.5)
Available-for-sale financial assets	387	762	(375)	(49.2)
Due from credit institutions**	7,968	7,324	644	8.8
Intangible assets and property and equipment	823	871	(49)	(5.6)
Other assets	3,858	3,069	788	25.7

Total assets/liabilities & shareholders’ equity	84,765	77,221	7,544	9.8

Customer deposits**	34,181	25,460	8,721	34.3
Marketable debt securities**	11,324	11,103	221	2.0
Subordinated debt**	65	423	(358)	(84.6)
Insurance liabilities	—	—	—	—
Due to credit institutions**	23,825	27,737	(3,912)	(14.1)
Other liabilities	5,364	4,483	881	19.7
Shareholders’ equity***	10,006	8,015	1,991	24.8

Other customer funds under management	6	24	(17)	(73.4)

Mutual funds	2	19	(17)	(87.9)
Pension funds	4	5	(1)	(16.5)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	45,576	37,010	8,567	23.1

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	13.32	10.35	2.97	p.
Efficiency ratio (with amortisations)	30.9	27.0	3.9	p.
NPL ratio	4.29	5.13	(0.84	p.)
NPL coverage	132	122	10	p.
Number of employees (direct & indirect)	15,452	13,947	1,505		10.8
Number of branches	662	523	139		26.6

Santander Consumer Finance
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	852	877	970	963	1,034	1,029	1,024

Net fees	216	237	248	254	289	293	296
Gains (losses) on financial transactions	3	(3)	5	(12)	(7)	(1)	3
Other operating income*	7	4	9	3	2	5	(6)

Gross income	1,078	1,115	1,232	1,209	1,319	1,325	1,317

Operating expenses	(292)	(290)	(342)	(349)	(399)	(409)	(416)
General administrative expenses	(266)	(261)	(314)	(316)	(366)	(376)	(384)
Personnel	(137)	(133)	(162)	(164)	(189)	(194)	(196)
Other general administrative expenses	(129)	(128)	(153)	(152)	(176)	(182)	(187)
Depreciation and amortisation	(26)	(29)	(28)	(33)	(33)	(32)	(33)

Net operating income	786	825	890	860	920	917	900

Net loan-loss provisions	(498)	(471)	(551)	(497)	(328)	(418)	(427)
Other income	(15)	(58)	(30)	(39)	(37)	(47)	(14)

Profit before taxes	273	296	309	324	555	452	459

Tax on profit	(77)	(83)	(85)	(94)	(168)	(126)	(117)

Profit from continuing operations	195	213	223	230	387	326	342

Net profit from discontinued operations	(2)	(1)	(4)	(7)	(6)	(0)	3

Consolidated profit	194	212	220	223	381	325	345

Minority interests	4	5	14	13	22	19	20

Attributable profit to the Group	189	206	205	210	359	306	325

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans**	58,198	59,372	63,624	63,342	70,259	70,207	70,246
Trading portfolio (w/o loans)	768	1,838	1,570	1,146	968	1,405	1,483
Available-for-sale financial assets	453	802	762	558	517	504	387
Due from credit institutions**	7,283	7,780	7,324	8,016	7,253	7,942	7,968
Intangible assets and property and equipment	842	863	871	889	875	939	823
Other assets	2,694	2,950	3,069	2,892	2,579	2,846	3,858

Total assets/liabilities & shareholders’ equity	70,237	73,605	77,221	76,844	82,452	83,843	84,765

Customer deposits**	23,114	22,791	25,460	25,950	31,619	32,658	34,181
Marketable debt securities**	6,872	7,919	11,103	11,717	11,462	11,636	11,324
Subordinated debt**	424	427	423	428	425	449	65
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	28,814	30,000	27,737	25,864	25,072	24,692	23,825
Other liabilities	3,516	4,511	4,483	4,273	3,830	4,397	5,364
Shareholders’ equity***	7,498	7,958	8,015	8,611	10,044	10,011	10,006

Other customer funds under management	24	24	24	24	7	7	6

Mutual funds	19	19	19	19	3	2	2
Pension funds	5	5	5	5	4	4	4
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	30,433	31,160	37,010	38,118	43,512	44,750	45,576

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	5.12	5.23	5.13	4.95	4.63	4.42	4.29
NPL coverage	108	111	122	128	122	128	132

Spread loans	5.90	6.19	6.72	6.94	6.69	5.99	5.98

Portugal
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	456	551	(95)	(17.2)

Net fees	270	275	(5)	(1.9)
Gains (losses) on financial transactions	6	58	(51)	(89.0)
Other operating income*	16	35	(19)	(53.1)

Gross income	749	919	(170)	(18.5)

Operating expenses	(394)	(401)	7	(1.8)
General administrative expenses	(342)	(347)	5	(1.5)
Personnel	(237)	(239)	2	(0.9)
Other general administrative expenses	(105)	(108)	3	(2.8)
Depreciation and amortisation	(52)	(53)	2	(3.5)

Net operating income	355	518	(163)	(31.4)

Net loan-loss provisions	(122)	(103)	(19)	18.3
Other income	(68)	28	(96)	—

Profit before taxes	165	443	(278)	(62.7)

Tax on profit	(36)	(75)	39	(51.8)

Profit from continuing operations	129	368	(239)	(64.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	129	368	(239)	(64.9)

Minority interests	(0)	0	(1)	—

Attributable profit to the Group	129	368	(239)	(64.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans**	28,945	33,342	(4,398)	(13.2)
Trading portfolio (w/o loans)	1,575	1,787	(213)	(11.9)
Available-for-sale financial assets	4,172	6,786	(2,614)	(38.5)
Due from credit institutions**	2,164	4,702	(2,538)	(54.0)
Intangible assets and property and equipment	460	479	(18)	(3.9)
Other assets	6,569	4,514	2,055	45.5

Total assets/liabilities & shareholders’ equity	43,884	51,610	(7,726)	(15.0)

Customer deposits**	22,812	19,818	2,994	15.1
Marketable debt securities**	5,170	8,545	(3,375)	(39.5)
Subordinated debt**	22	254	(232)	(91.3)
Insurance liabilities	75	1,494	(1,419)	(95.0)
Due to credit institutions**	13,079	18,490	(5,411)	(29.3)
Other liabilities	183	883	(700)	(79.3)
Shareholders’ equity***	2,543	2,126	417	19.6

Other customer funds under management	3,213	6,348	(3,135)	(49.4)

Mutual funds	2,159	3,496	(1,337)	(38.2)
Pension funds	983	1,314	(331)	(25.2)
Managed portfolios	72	130	(59)	(45.0)
Savings-insurance policies	—	1,408	(1,408)	(100.0)

Customer funds under management	31,218	34,965	(3,748)	(10.7)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	6.97	21.35	(14.38	p.)
Efficiency ratio (with amortisations)	52.6	43.6	9.0	p.
NPL ratio	3.78	2.43	1.35	p.
NPL coverage	53	69	(16	p.)
Number of employees (direct & indirect)	6,084	6,218	(134)		(2.2)
Number of branches	724	762	(38)		(5.0)

Portugal
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	188	186	178	173	165	155	137

Net fees	94	94	87	82	101	82	87
Gains (losses) on financial transactions	25	29	4	9	8	0	(1)
Other operating income*	14	12	9	7	8	6	2

Gross income	320	321	278	271	282	243	225

Operating expenses	(129)	(133)	(139)	(140)	(131)	(131)	(132)
General administrative expenses	(111)	(115)	(121)	(120)	(114)	(114)	(114)
Personnel	(77)	(79)	(83)	(82)	(79)	(79)	(79)
Other general administrative expenses	(34)	(36)	(38)	(38)	(35)	(35)	(35)
Depreciation and amortisation	(17)	(18)	(18)	(20)	(17)	(17)	(18)

Net operating income	192	188	138	132	151	112	93

Net loan-loss provisions	(16)	(43)	(44)	(6)	(32)	(40)	(50)
Other income	(8)	(1)	37	(8)	(9)	(14)	(45)

Profit before taxes	168	144	131	117	110	57	(2)

Tax on profit	(31)	(20)	(23)	(29)	(19)	(17)	(0)

Profit from continuing operations	137	123	108	88	91	41	(2)

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	137	123	108	88	91	41	(2)

Minority interests	0	0	0	0	0	(0)	(0)

Attributable profit to the Group	137	123	108	88	90	41	(2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans**	32,317	33,262	33,342	30,102	29,744	29,212	28,945
Trading portfolio (w/o loans)	1,533	1,737	1,787	1,741	1,411	1,263	1,575
Available-for-sale financial assets	7,786	6,728	6,786	6,458	4,584	4,158	4,172
Due from credit institutions**	4,604	5,205	4,702	3,401	3,932	2,119	2,164
Intangible assets and property and equipment	487	480	479	480	472	467	460
Other assets	4,961	4,692	4,514	7,091	6,656	6,859	6,569

Total assets/liabilities & shareholders’ equity	51,687	52,104	51,610	49,272	46,798	44,078	43,884

Customer deposits**	16,609	18,360	19,818	21,727	21,929	22,228	22,812
Marketable debt securities**	12,413	10,172	8,545	7,544	7,122	5,365	5,170
Subordinated debt**	253	254	254	0	0	9	22
Insurance liabilities	3,187	2,465	1,494	79	83	81	75
Due to credit institutions**	15,626	17,990	18,490	16,817	14,208	13,248	13,079
Other liabilities	992	682	883	1,171	843	630	183
Shareholders’ equity***	2,607	2,182	2,126	1,933	2,613	2,516	2,543

Other customer funds under management	8,747	7,267	6,348	4,655	4,500	4,155	3,213

Mutual funds	4,158	3,524	3,496	3,209	3,051	2,755	2,159
Pension funds	1,389	1,237	1,314	1,315	1,314	1,266	983
Managed portfolios	127	129	130	131	135	133	72
Savings-insurance policies	3,073	2,377	1,408	—	—	—	—

Customer funds under management	38,022	36,053	34,965	33,927	33,551	31,757	31,218

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	2.32	2.40	2.43	2.90	3.03	3.25	3.78
NPL coverage	64	65	69	60	62	62	53

Spread (Retail Banking)	1.85	1.92	2.03	2.11	2.08	1.75	1.68

Spread loans	1.76	1.82	1.82	1.88	1.96	2.06	2.15
Spread deposits	0.09	0.10	0.21	0.23	0.12	(0.31)	(0.47)

Retail Poland (BZ WBK)
Million euros

9M ’11
Income statement
Net interest income	245

Net fees	171
Gains (losses) on financial transactions	46
Other operating income*	16

Gross income	477

Operating expenses	(217)
General administrative expenses	(199)
Personnel	(119)
Other general administrative expenses	(80)
Depreciation and amortisation	(18)

Net operating income	261

Net loan-loss provisions	(39)
Other income	(2)

Profit before taxes	220

Tax on profit	(42)

Profit from continuing operations	178

Net profit from discontinued operations	—

Consolidated profit	178

Minority interests	6

Attributable profit to the Group	172

*	Including dividends, income from equity-accounted method and other operating income/expenses

30.09.11
Balance sheet
Customer loans**	8,219
Trading portfolio (w/o loans)	985
Available-for-sale financial assets	2,639
Due from credit institutions**	410
Intangible assets and property and equipment	261
Other assets	978

Total assets/liabilities & shareholders’ equity	13,491

Customer deposits**	9,936
Marketable debt securities**	—
Subordinated debt**	100
Insurance liabilities	—
Due to credit institutions**	1,617
Other liabilities	614
Shareholders’ equity***	1,224

Other customer funds under management	2,091

Mutual funds	1,888
Pension funds	—
Managed portfolios	203
Savings-insurance policies	—

Customer funds under management	12,127

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	26.14
Efficiency ratio (with amortisations)	45.4
NPL ratio	6.26
NPL coverage	69
Number of employees (direct & indirect)	9,563
Number of branches	527

Retail Poland (BZ WBK)
Million euros

	Q2 ’11	Q3 ’11
Income statement
Net interest income	122	122

Net fees	88	83
Gains (losses) on financial transactions	20	26
Other operating income*	18	(2)

Gross income	248	229

Operating expenses	(114)	(103)
General administrative expenses	(105)	(94)
Personnel	(61)	(58)
Other general administrative expenses	(44)	(36)
Depreciation and amortisation	(9)	(9)

Net operating income	134	126

Net loan-loss provisions	(16)	(23)
Other income	(0)	(1)

Profit before taxes	118	101

Tax on profit	(21)	(21)

Profit from continuing operations	98	81

Net profit from discontinued operations	—	—

Consolidated profit	98	81

Minority interests	4	2

Attributable profit to the Group	94	78

*	Including dividends, income from equity-accounted method and other operating income/expenses

	30.06.11	30.09.11
Balance sheet
Customer loans**	8,659	8,219
Trading portfolio (w/o loans)	920	985
Available-for-sale financial assets	3,142	2,639
Due from credit institutions**	214	410
Intangible assets and property and equipment	302	261
Other assets	823	978

Total assets/liabilities & shareholders’ equity	14,061	13,491

Customer deposits**	10,217	9,936
Marketable debt securities**	—	—
Subordinated debt**	100	100
Insurance liabilities	—	—
Due to credit institutions**	1,800	1,617
Other liabilities	595	614
Shareholders’ equity***	1,349	1,224

Other customer funds under management	2,739	2,091

Mutual funds	2,443	1,888
Pension funds	—	—
Managed portfolios	296	203
Savings-insurance policies	—	—

Customer funds under management	13,055	12,127

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	6.43	6.26
NPL coverage	67	69

Retail Poland (BZ WBK)
Million polish zloty

9M ’11
Income statement
Net interest income	982

Net fees	688
Gains (losses) on financial transactions	184
Other operating income*	62

Gross income	1,917

Operating expenses	(870)
General administrative expenses	(799)
Personnel	(477)
Other general administrative expenses	(323)
Depreciation and amortisation	(71)

Net operating income	1,047

Net loan-loss provisions	(157)
Other income	(7)

Profit before taxes	883

Tax on profit	(167)

Profit from continuing operations	716

Net profit from discontinued operations	—

Consolidated profit	716

Minority interests	25

Attributable profit to the Group	691

*	Including dividends, income from equity-accounted method and other operating income/expenses

30.09.11
Balance sheet
Customer loans**	36,204
Trading portfolio (w/o loans)	4,337
Available-for-sale financial assets	11,624
Due from credit institutions**	1,806
Intangible assets and property and equipment	1,149
Other assets	4,309

Total assets/liabilities & shareholders’ equity	59,429

Customer deposits**	43,769
Marketable debt securities**	—
Subordinated debt**	441
Insurance liabilities	—
Due to credit institutions**	7,123
Other liabilities	2,705
Shareholders’ equity***	5,392

Other customer funds under management	9,212

Mutual funds	8,316
Pension funds	—
Managed portfolios	896
Savings-insurance policies	—

Customer funds under management	53,422

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Retail Poland (BZ WBK)
Million polish zloty

	Q2 ’11	Q3 ’11
Income statement
Net interest income	483	499

Net fees	349	339
Gains (losses) on financial transactions	78	106
Other operating income*	71	(8)

Gross income	980	936

Operating expenses	(449)	(421)
General administrative expenses	(413)	(386)
Personnel	(239)	(237)
Other general administrative expenses	(174)	(149)
Depreciation and amortisation	(36)	(35)

Net operating income	531	515

Net loan-loss provisions	(62)	(95)
Other income	(2)	(5)

Profit before taxes	468	415

Tax on profit	(82)	(85)

Profit from continuing operations	386	330

Net profit from discontinued operations	—	—

Consolidated profit	386	330

Minority interests	15	9

Attributable profit to the Group	370	321

*	Including dividends, income from equity-accounted method and other operating income/expenses

	30.06.11	30.09.11
Balance sheet
Customer loans**	34,554	36,204
Trading portfolio (w/o loans)	3,671	4,337
Available-for-sale financial assets	12,539	11,624
Due from credit institutions**	855	1,806
Intangible assets and property and equipment	1,206	1,149
Other assets	3,285	4,309

Total assets/liabilities & shareholders’ equity	56,109	59,429

Customer deposits**	40,770	43,769
Marketable debt securities**	—	—
Subordinated debt**	398	441
Insurance liabilities	—	—
Due to credit institutions**	7,182	7,123
Other liabilities	2,376	2,705
Shareholders’ equity***	5,383	5,392

Other customer funds under management	10,928	9,212

Mutual funds	9,748	8,316
Pension funds	—	—
Managed portfolios	1,180	896
Savings-insurance policies	—	—

Customer funds under management	52,095	53,422

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

United Kingdom
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	3,144	3,601	(457)	(12.7)

Net fees	803	791	13	1.6
Gains (losses) on financial transactions	374	380	(6)	(1.6)
Other operating income*	17	19	(1)	(6.8)

Gross income	4,339	4,790	(451)	(9.4)

Operating expenses	(1,901)	(1,917)	16	(0.8)
General administrative expenses	(1,633)	(1,687)	54	(3.2)
Personnel	(1,021)	(978)	(43)	4.4
Other general administrative expenses	(612)	(709)	97	(13.7)
Depreciation and amortisation	(268)	(230)	(38)	16.4

Net operating income	2,437	2,873	(436)	(15.2)

Net loan-loss provisions	(432)	(751)	319	(42.5)
Other income	(955)	(17)	(938)	—

Profit before taxes	1,051	2,105	(1,054)	(50.1)

Tax on profit	(294)	(576)	282	(48.9)

Profit from continuing operations	757	1,529	(772)	(50.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	757	1,529	(772)	(50.5)

Minority interests	0	0	(0)	(93.1)

Attributable profit to the Group**	757	1,529	(772)	(50.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

**	Before the impact in the second quarter from the provision in relation to PPI remediation in the UK, 2011 profit was EUR 1,377 million

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans***	235,140	233,694	1,445	0.6
Trading portfolio (w/o loans)	49,693	51,969	(2,276)	(4.4)
Available-for-sale financial assets	1,108	942	166	17.7
Due from credit institutions***	36,776	37,912	(1,136)	(3.0)
Intangible assets and property and equipment	2,237	1,457	779	53.5
Other assets	43,549	42,281	1,268	3.0

Total assets/liabilities & shareholders’ equity	368,502	368,255	246	0.1

Customer deposits***	187,141	180,490	6,651	3.7
Marketable debt securities***	70,042	70,657	(615)	(0.9)
Subordinated debt***	7,939	8,364	(424)	(5.1)
Insurance liabilities	—	1	(1)	(100.0)
Due to credit institutions***	50,793	54,402	(3,609)	(6.6)
Other liabilities	39,947	41,453	(1,506)	(3.6)
Shareholders’ equity****	12,640	12,889	(250)	(1.9)

Other customer funds under management	14,686	13,704	982	7.2

Mutual funds	14,686	13,704	982	7.2
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	279,808	273,214	6,594	2.4

***	Including all on-balance sheet balances for this item

****	Not including profit of the year

Ratios (%) and other data
ROE**	8.11	23.65	(15.54	p.)
Efficiency ratio (with amortisations)	43.8	40.0	3.8	p.
NPL ratio	1.88	1.77	0.11	p.
NPL coverage	40	48	(8	p.)
Number of employees (direct & indirect)	26,034	23,109	2,925		12.7
Number of branches	1,386	1,328	58		4.4

United Kingdom
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	1,161	1,207	1,232	1,165	1,110	1,021	1,013

Net fees	249	272	270	236	232	294	278
Gains (losses) on financial transactions	133	134	113	82	157	130	87
Other operating income*	6	6	6	11	6	6	5

Gross income	1,549	1,620	1,621	1,495	1,505	1,450	1,383

Operating expenses	(613)	(651)	(652)	(632)	(651)	(626)	(625)
General administrative expenses	(538)	(571)	(578)	(554)	(560)	(538)	(535)
Personnel	(307)	(335)	(335)	(317)	(342)	(326)	(353)
Other general administrative expenses	(231)	(236)	(243)	(236)	(218)	(211)	(182)
Depreciation and amortisation	(76)	(80)	(74)	(78)	(91)	(88)	(90)

Net operating income	936	968	969	862	854	825	759

Net loan-loss provisions	(268)	(262)	(221)	(179)	(138)	(133)	(161)
Other income	(5)	(2)	(10)	(89)	(45)	(879)	(30)

Profit before taxes	663	704	739	594	671	(187)	568

Tax on profit	(181)	(180)	(216)	(158)	(180)	43	(157)

Profit from continuing operations	482	524	523	436	491	(144)	411

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	482	524	523	436	491	(144)	411

Minority interests	0	0	0	0	(0)	0	(0)

Attributable profit to the Group**	482	524	523	436	491	(144)	411

*	Including dividends, income from equity-accounted method and other operating income/expenses

**	Before the impact in the second quarter from the provision in relation to PPI remediation in the UK, Q2’11 profit was EUR 476 million

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans***	223,115	243,687	233,694	233,856	228,887	222,384	235,140
Trading portfolio (w/o loans)	46,078	49,731	51,969	45,187	40,965	46,625	49,693
Available-for-sale financial assets	908	987	942	204	36	48	1,108
Due from credit institutions***	33,311	22,402	37,912	29,137	32,981	28,860	36,776
Intangible assets and property and equipment	1,427	1,527	1,457	2,323	2,253	2,197	2,237
Other assets	23,114	41,476	42,281	42,063	47,514	47,292	43,549

Total assets/liabilities & shareholders’ equity	327,954	359,809	368,255	352,769	352,637	347,406	368,502

Customer deposits***	168,679	185,811	180,490	184,548	180,381	182,338	187,141
Marketable debt securities***	60,459	66,180	70,657	64,326	62,944	71,936	70,042
Subordinated debt***	8,703	9,395	8,364	8,143	7,352	7,283	7,939
Insurance liabilities	2	1	1	1	1	1	—
Due to credit institutions***	53,338	57,176	54,402	54,179	63,155	44,269	50,793
Other liabilities	29,373	33,160	41,453	29,811	26,358	29,385	39,947
Shareholders’ equity****	7,399	8,084	12,889	11,762	12,446	12,194	12,640

Other customer funds under management	11,923	13,203	13,704	14,369	14,204	14,532	14,686

Mutual funds	11,923	13,203	13,704	14,369	14,204	14,532	14,686
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	249,763	274,590	273,214	271,386	264,881	276,089	279,808

***	Including all on-balance sheet balances for this item

****	Not including profit of the year

Other information
NPL ratio	1.88	1.85	1.77	1.76	1.75	1.82	1.88
NPL coverage	46	46	48	46	45	41	40

Spread (Retail Banking)	1.99	1.99	2.03	2.03	2.04	1.97	1.96

Spread loans	2.05	2.13	2.20	2.28	2.34	2.35	2.42
Spread deposits	(0.06)	(0.14)	(0.17)	(0.25)	(0.30)	(0.38)	(0.45)

United Kingdom
Million pound sterling

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	2,739	3,083	(345)	(11.2)

Net fees	700	677	23	3.4
Gains (losses) on financial transactions	326	326	0	0.1
Other operating income*	15	16	(1)	(5.2)

Gross income	3,780	4,102	(322)	(7.9)

Operating expenses	(1,656)	(1,642)	(14)	0.9
General administrative expenses	(1,423)	(1,444)	22	(1.5)
Personnel	(889)	(837)	(52)	6.2
Other general administrative expenses	(533)	(607)	74	(12.2)
Depreciation and amortisation	(233)	(197)	(36)	18.4

Net operating income	2,123	2,460	(337)	(13.7)

Net loan-loss provisions	(376)	(643)	267	(41.5)
Other income	(832)	(14)	(817)	—

Profit before taxes	916	1,803	(887)	(49.2)

Tax on profit	(256)	(493)	237	(48.1)

Profit from continuing operations	659	1,310	(650)	(49.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	659	1,310	(650)	(49.7)

Minority interests	0	0	(0)	(93.0)

Attributable profit to the Group**	659	1,310	(650)	(49.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

**	Before the impact in the second quarter from the provision in relation to PPI remediation in the UK, 2011 profit was sterling 1,198 million

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans***	203,784	200,965	2,818	1.4
Trading portfolio (w/o loans)	43,066	44,691	(1,625)	(3.6)
Available-for-sale financial assets	960	810	150	18.6
Due from credit institutions***	31,872	32,602	(730)	(2.2)
Intangible assets and property and equipment	1,938	1,253	685	54.6
Other assets	37,742	36,359	1,382	3.8

Total assets/liabilities & shareholders’ equity	319,362	316,681	2,681	0.8

Customer deposits***	162,186	155,212	6,974	4.5
Marketable debt securities***	60,702	60,761	(60)	(0.1)
Subordinated debt***	6,881	7,193	(312)	(4.3)
Insurance liabilities	—	1	(1)	(100.0)
Due to credit institutions***	44,019	46,783	(2,763)	(5.9)
Other liabilities	34,620	35,647	(1,027)	(2.9)
Shareholders’ equity****	10,954	11,084	(130)	(1.2)

Other customer funds under management	12,728	11,785	943	8.0

Mutual funds	12,728	11,785	943	8.0
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	242,496	234,950	7,545	3.2

***	Including all on-balance sheet balances for this item

****	Not including profit of the year

United Kingdom
Million pound sterling

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	1,030	1,028	1,025	1,001	948	902	889

Net fees	221	232	224	203	198	258	244
Gains (losses) on financial transactions	118	114	93	71	134	115	77
Other operating income*	5	6	5	10	5	6	4

Gross income	1,375	1,380	1,348	1,284	1,285	1,280	1,215

Operating expenses	(544)	(555)	(542)	(543)	(556)	(552)	(548)
General administrative expenses	(477)	(487)	(481)	(476)	(478)	(475)	(470)
Personnel	(272)	(286)	(279)	(273)	(292)	(288)	(309)
Other general administrative expenses	(205)	(201)	(202)	(203)	(186)	(187)	(160)
Depreciation and amortisation	(67)	(68)	(61)	(67)	(77)	(77)	(79)

Net operating income	830	825	805	741	729	728	666

Net loan-loss provisions	(237)	(223)	(182)	(154)	(118)	(117)	(141)
Other income	(5)	(1)	(8)	(76)	(39)	(764)	(29)

Profit before taxes	588	600	615	511	572	(153)	496

Tax on profit	(160)	(153)	(180)	(136)	(154)	35	(137)

Profit from continuing operations	428	447	435	375	419	(118)	359

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	428	447	435	375	419	(118)	359

Minority interests	0	0	0	0	(0)	0	(0)

Attributable profit to the Group**	428	447	435	374	419	(118)	359

*	Including dividends, income from equity-accounted method and other operating income/expenses

**	Before the impact in the second quarter from the provision in relation to PPI remediation in the UK, Q2’11 profit was sterling 420 million

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans***	198,528	199,202	200,965	201,292	202,267	200,713	203,784
Trading portfolio (w/o loans)	41,000	40,652	44,691	38,894	36,201	42,081	43,066
Available-for-sale financial assets	808	807	810	175	32	43	960
Due from credit institutions***	29,640	18,312	32,602	25,080	29,146	26,048	31,872
Intangible assets and property and equipment	1,270	1,248	1,253	2,000	1,991	1,983	1,938
Other assets	20,567	33,905	36,359	36,205	41,988	42,684	37,742

Total assets/liabilities & shareholders’ equity	291,813	294,126	316,681	303,646	311,625	313,551	319,362

Customer deposits***	150,091	151,891	155,212	158,850	159,403	164,569	162,186
Marketable debt securities***	53,796	54,099	60,761	55,368	55,624	64,926	60,702
Subordinated debt***	7,744	7,680	7,193	7,009	6,497	6,573	6,881
Insurance liabilities	2	1	1	1	1	1	—
Due to credit institutions***	47,461	46,739	46,783	46,634	55,810	39,955	44,019
Other liabilities	26,136	27,107	35,647	25,660	23,293	26,521	34,620
Shareholders’ equity****	6,584	6,609	11,084	10,124	10,999	11,006	10,954

Other customer funds under management	10,609	10,793	11,785	12,368	12,552	13,116	12,728

Mutual funds	10,609	10,793	11,785	12,368	12,552	13,116	12,728
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	222,239	224,463	234,950	233,596	234,075	249,184	242,496

***	Including all on-balance sheet balances for this item

****	Not including profit of the year

Latin America
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	12,179	10,836	1,344	12.4

Net fees	3,786	3,444	342	9.9
Gains (losses) on financial transactions	959	1,053	(93)	(8.9)
Other operating income*	(57)	(38)	(20)	51.9

Gross income	16,866	15,294	1,572	10.3

Operating expenses	(6,558)	(5,875)	(683)	11.6
General administrative expenses	(5,885)	(5,320)	(565)	10.6
Personnel	(3,298)	(2,879)	(419)	14.5
Other general administrative expenses	(2,587)	(2,441)	(146)	6.0
Depreciation and amortisation	(673)	(555)	(119)	21.4

Net operating income	10,308	9,419	889	9.4

Net loan-loss provisions	(4,260)	(3,542)	(719)	20.3
Other income	(716)	(685)	(32)	4.7

Profit before taxes	5,332	5,193	138	2.7

Tax on profit	(1,254)	(1,127)	(127)	11.3

Profit from continuing operations	4,077	4,066	11	0.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	4,077	4,066	11	0.3

Minority interests	549	641	(92)	(14.3)

Attributable profit to the Group	3,528	3,425	103	3.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans**	131,288	117,909	13,379	11.3
Trading portfolio (w/o loans)	36,144	34,487	1,657	4.8
Available-for-sale financial assets	26,604	27,263	(659)	(2.4)
Due from credit institutions**	24,282	23,121	1,161	5.0
Intangible assets and property and equipment	4,443	4,393	50	1.1
Other assets	55,828	50,868	4,960	9.8

Total assets/liabilities & shareholders’ equity	278,590	258,041	20,549	8.0

Customer deposits**	130,628	128,554	2,074	1.6
Marketable debt securities**	22,224	12,143	10,082	83.0
Subordinated debt**	5,658	5,357	301	5.6
Insurance liabilities	8,965	2,942	6,023	204.7
Due to credit institutions**	44,206	37,384	6,823	18.3
Other liabilities	46,931	50,053	(3,122)	(6.2)
Shareholders’ equity***	19,978	21,609	(1,631)	(7.5)

Other customer funds under management	70,913	67,839	3,074	4.5

Mutual funds	56,691	52,377	4,315	8.2
Pension funds	—	—	—	—
Managed portfolios	13,515	15,239	(1,725)	(11.3)
Savings-insurance policies	707	223	484	217.4

Customer funds under management	229,422	213,892	15,530	7.3

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	21.54	21.53	0.01 p.
Efficiency ratio (with amortisations)	38.9	38.4	0.5 p.
NPL ratio	4.10	4.15	(0.05 p.	)
NPL coverage	102	103	(1 p.	)
Number of employees (direct & indirect)	90,106	87,765	2,341		2.7
Number of branches	5,964	5,784	180		3.1

Latin America
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	3,355	3,712	3,768	3,843	3,988	4,053	4,137

Net fees	1,045	1,190	1,209	1,217	1,256	1,264	1,266
Gains (losses) on financial transactions	330	290	433	358	308	401	251
Other operating income*	3	(1)	(39)	(36)	(4)	(38)	(16)

Gross income	4,733	5,191	5,371	5,382	5,548	5,679	5,639

Operating expenses	(1,773)	(2,021)	(2,081)	(2,096)	(2,142)	(2,163)	(2,254)
General administrative expenses	(1,606)	(1,828)	(1,886)	(1,873)	(1,926)	(1,938)	(2,021)
Personnel	(862)	(991)	(1,026)	(1,076)	(1,094)	(1,083)	(1,120)
Other general administrative expenses	(743)	(837)	(860)	(797)	(831)	(855)	(901)
Depreciation and amortisation	(167)	(192)	(196)	(223)	(216)	(225)	(233)

Net operating income	2,960	3,170	3,289	3,286	3,407	3,516	3,385

Net loan-loss provisions	(1,237)	(1,247)	(1,057)	(1,146)	(1,251)	(1,474)	(1,535)
Other income	(257)	(195)	(232)	(63)	(227)	(278)	(211)

Profit before taxes	1,466	1,728	2,000	2,077	1,929	1,764	1,639

Tax on profit	(278)	(391)	(459)	(566)	(456)	(383)	(415)

Profit from continuing operations	1,188	1,337	1,541	1,511	1,473	1,381	1,224

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	1,188	1,337	1,541	1,511	1,473	1,381	1,224

Minority interests	186	216	238	209	203	193	153

Attributable profit to the Group	1,002	1,121	1,303	1,302	1,270	1,188	1,071

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans**	102,150	116,605	117,909	127,268	124,691	132,095	131,288
Trading portfolio (w/o loans)	27,574	36,326	34,487	31,580	28,754	35,839	36,144
Available-for-sale financial assets	27,601	30,209	27,263	30,697	31,659	34,417	26,604
Due from credit institutions**	20,595	22,964	23,121	21,632	21,288	22,667	24,282
Intangible assets and property and equipment	4,129	4,500	4,393	4,880	4,669	4,766	4,443
Other assets	42,463	46,951	50,868	57,186	58,413	60,547	55,828

Total assets/liabilities & shareholders’ equity	224,511	257,555	258,041	273,243	269,474	290,331	278,590

Customer deposits**	115,979	127,886	128,554	137,848	135,034	138,596	130,628
Marketable debt securities**	8,547	10,086	12,143	15,376	18,681	22,495	22,224
Subordinated debt**	5,213	5,827	5,357	5,683	5,586	5,864	5,658
Insurance liabilities	5,208	4,573	2,942	9,515	9,431	9,809	8,965
Due to credit institutions**	29,640	43,160	37,384	38,103	38,597	47,058	44,206
Other liabilities	38,361	43,538	50,053	45,913	39,616	44,823	46,931
Shareholders’ equity***	21,563	22,484	21,609	20,805	22,527	21,687	19,978

Other customer funds under management	68,533	74,772	67,839	77,180	77,673	76,290	70,913

Mutual funds	54,446	58,546	52,377	61,621	63,588	62,433	56,691
Pension funds	—	(0)	—	(0)	(0)	—	—
Managed portfolios	13,948	16,005	15,239	14,800	13,252	12,973	13,515
Savings-insurance policies	140	220	223	758	833	884	707

Customer funds under management	198,272	218,571	213,892	236,087	236,975	243,244	229,422

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	4.18	4.13	4.15	4.11	4.01	4.20	4.10
NPL coverage	107	105	103	104	107	105	102

Latin America
Million dollars

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	17,118	14,209	2,909	20.5

Net fees	5,321	4,516	805	17.8
Gains (losses) on financial transactions	1,348	1,380	(32)	(2.3)
Other operating income*	(81)	(50)	(31)	62.8

Gross income	23,706	20,055	3,651	18.2

Operating expenses	(9,218)	(7,703)	(1,514)	19.7
General administrative expenses	(8,271)	(6,976)	(1,295)	18.6
Personnel	(4,635)	(3,776)	(860)	22.8
Other general administrative expenses	(3,636)	(3,201)	(435)	13.6
Depreciation and amortisation	(946)	(727)	(219)	30.1

Net operating income	14,489	12,352	2,137	17.3

Net loan-loss provisions	(5,988)	(4,644)	(1,344)	28.9
Other income	(1,007)	(898)	(109)	12.2

Profit before taxes	7,494	6,810	683	10.0

Tax on profit	(1,763)	(1,478)	(285)	19.3

Profit from continuing operations	5,731	5,332	398	7.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	5,731	5,332	398	7.5

Minority interests	772	841	(68)	(8.1)

Attributable profit to the Group	4,959	4,492	467	10.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans**	177,279	160,922	16,357	10.2
Trading portfolio (w/o loans)	48,805	47,068	1,737	3.7
Available-for-sale financial assets	35,923	37,208	(1,285)	(3.5)
Due from credit institutions**	32,788	31,555	1,233	3.9
Intangible assets and property and equipment	6,000	5,995	4	0.1
Other assets	75,385	69,425	5,960	8.6

Total assets/liabilities & shareholders’ equity	376,179	352,174	24,006	6.8

Customer deposits**	176,387	175,450	936	0.5
Marketable debt securities**	30,010	16,572	13,437	81.1
Subordinated debt**	7,639	7,311	328	4.5
Insurance liabilities	12,105	4,015	8,090	201.5
Due to credit institutions**	59,692	51,021	8,671	17.0
Other liabilities	63,372	68,313	(4,941)	(7.2)
Shareholders’ equity***	26,976	29,492	(2,516)	(8.5)

Other customer funds under management	95,753	92,586	3,167	3.4

Mutual funds	76,550	71,484	5,067	7.1
Pension funds	—	—	—	—
Managed portfolios	18,249	20,798	(2,550)	(12.3)
Savings-insurance policies	954	304	650	214.0

Customer funds under management	309,789	291,920	17,869	6.1

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	4,637	4,710	4,862	5,208	5,453	5,823	5,842

Net fees	1,444	1,512	1,560	1,650	1,717	1,816	1,788
Gains (losses) on financial transactions	455	364	561	485	421	572	355
Other operating income*	4	(2)	(52)	(48)	(5)	(54)	(22)

Gross income	6,540	6,584	6,932	7,295	7,586	8,158	7,963

Operating expenses	(2,450)	(2,567)	(2,687)	(2,840)	(2,928)	(3,108)	(3,182)
General administrative expenses	(2,219)	(2,323)	(2,434)	(2,539)	(2,633)	(2,785)	(2,853)
Personnel	(1,192)	(1,260)	(1,324)	(1,456)	(1,496)	(1,557)	(1,582)
Other general administrative expenses	(1,027)	(1,063)	(1,110)	(1,083)	(1,137)	(1,228)	(1,272)
Depreciation and amortisation	(230)	(244)	(253)	(301)	(295)	(322)	(328)

Net operating income	4,091	4,017	4,245	4,455	4,658	5,050	4,781

Net loan-loss provisions	(1,710)	(1,576)	(1,358)	(1,556)	(1,710)	(2,111)	(2,167)
Other income	(355)	(243)	(299)	(91)	(310)	(398)	(299)

Profit before taxes	2,026	2,198	2,587	2,808	2,637	2,541	2,315

Tax on profit	(384)	(500)	(594)	(762)	(624)	(553)	(586)

Profit from continuing operations	1,642	1,698	1,993	2,046	2,013	1,988	1,730

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	1,642	1,698	1,993	2,046	2,013	1,988	1,730

Minority interests	258	275	308	283	278	278	216

Attributable profit to the Group	1,384	1,423	1,685	1,762	1,736	1,710	1,513

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans**	137,688	143,086	160,922	170,056	177,149	190,917	177,279
Trading portfolio (w/o loans)	37,167	44,576	47,068	42,197	40,851	51,798	48,805
Available-for-sale financial assets	37,203	37,069	37,208	41,017	44,978	49,743	35,923
Due from credit institutions**	27,759	28,179	31,555	28,904	30,244	32,761	32,788
Intangible assets and property and equipment	5,566	5,522	5,995	6,520	6,633	6,888	6,000
Other assets	57,236	57,613	69,425	76,412	82,987	87,509	75,385

Total assets/liabilities & shareholders’ equity	302,619	316,045	352,174	365,107	382,841	419,616	376,179

Customer deposits**	156,328	156,928	175,450	184,192	191,843	200,313	176,387
Marketable debt securities**	11,521	12,377	16,572	20,545	26,541	32,512	30,010
Subordinated debt**	7,026	7,151	7,311	7,593	7,936	8,475	7,639
Insurance liabilities	7,020	5,611	4,015	12,714	13,399	14,177	12,105
Due to credit institutions**	39,952	52,962	51,021	50,913	54,835	68,012	59,692
Other liabilities	51,707	53,426	68,313	61,349	56,283	64,783	63,372
Shareholders’ equity***	29,065	27,590	29,492	27,800	32,005	31,344	26,976

Other customer funds under management	92,376	91,752	92,586	103,128	110,350	110,262	95,753

Mutual funds	73,387	71,842	71,484	82,338	90,340	90,234	76,550
Pension funds	—	(0)	—	(0)	(0)	—	—
Managed portfolios	18,800	19,640	20,798	19,776	18,827	18,749	18,249
Savings-insurance policies	189	270	304	1,013	1,184	1,278	954

Customer funds under management	267,251	268,208	291,920	315,459	336,670	351,561	309,789

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America. Results
Million euros

	Gross income		Net operating income		Attributable profit to the Group
	9M ’11	Var. (%)	9M ’11	Var. (%)	9M ’11	Var. (%)	9M ’11

Brazil	11,989	13.9	7,579	14.6	1,973	(4.4)	2,813.7
Mexico	1,823	1.1	1,097	(2.2)	731	57.0	664.1
Chile	1,559	3.0	952	(2.3)	466	(3.4)	671.4
Argentina	668	11.3	342	5.7	205	(4.2)	295.3
Uruguay	119	(11.4)	28	(57.6)	13	(76.4)	67.0
Colombia	148	6.8	63	8.3	30	9.0	40.6
Puerto Rico	255	(8.0)	131	(9.8)	26	(0.8)	37.7
Rest	87	(3.6)	(8)	—	(23)	81.4	(1.3)

Subtotal	16,647	10.4	10,184	9.5	3,422	3.0	4,588.4

Santander Private Banking	219	5.0	125	6.5	106	1.9	139.5

Total	16,866	10.3	10,308	9.4	3,528	3.0	4,727.9

Latin America. Results
Million dollars

	Gross income		Net operating income		Attributable profit to the Group
	9M ’11	Var. (%)	9M ’11	Var. (%)	9M ’11	Var. (%)

Brazil	16,851	22.1	10,653	22.8	2,773	2.5
Mexico	2,562	8.3	1,543	4.8	1,028	68.3
Chile	2,192	10.4	1,338	4.7	655	3.5
Argentina	939	19.3	480	13.3	288	2.7
Uruguay	167	(5.1)	39	(54.5)	18	(74.7)
Colombia	208	14.5	88	16.1	42	16.8
Puerto Rico	358	(1.4)	183	(3.4)	37	6.3
Rest	122	3.3	(11)	—	(32)	94.4

Subtotal	23,398	18.3	14,313	17.3	4,810	10.4

Santander Private Banking	308	12.6	175	14.1	149	9.3

Total	23,706	18.2	14,489	17.3	4,959	10.4

Brazil
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	8,928	7,681	1,247	16.2

Net fees	2,476	2,228	247	11.1
Gains (losses) on financial transactions	691	677	14	2.0
Other operating income*	(106)	(60)	(46)	77.1

Gross income	11,989	10,527	1,462	13.9

Operating expenses	(4,410)	(3,913)	(497)	12.7
General administrative expenses	(3,939)	(3,552)	(387)	10.9
Personnel	(2,167)	(1,872)	(295)	15.7
Other general administrative expenses	(1,772)	(1,680)	(92)	5.5
Depreciation and amortisation	(471)	(360)	(110)	30.6

Net operating income	7,579	6,615	965	14.6

Net loan-loss provisions	(3,539)	(2,772)	(767)	27.7
Other income	(792)	(629)	(163)	25.9

Profit before taxes	3,248	3,213	34	1.1

Tax on profit	(861)	(771)	(90)	11.7

Profit from continuing operations	2,387	2,443	(56)	(2.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,387	2,443	(56)	(2.3)

Minority interests	414	380	34	9.0

Attributable profit to the Group	1,973	2,063	(90)	(4.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans**	71,736	65,064	6,672	10.3
Trading portfolio (w/o loans)	13,327	10,511	2,816	26.8
Available-for-sale financial assets	18,221	17,506	715	4.1
Due from credit institutions**	9,818	11,270	(1,452)	(12.9)
Intangible assets and property and equipment	3,469	3,419	49	1.4
Other assets	42,127	38,203	3,924	10.3

Total assets/liabilities & shareholders’ equity	158,697	145,973	12,723	8.7

Customer deposits**	71,211	73,829	(2,618)	(3.5)
Marketable debt securities**	15,379	6,596	8,782	133.1
Subordinated debt**	4,230	4,065	164	4.0
Insurance liabilities	8,178	2,333	5,845	250.6
Due to credit institutions**	24,777	21,239	3,537	16.7
Other liabilities	24,800	25,762	(962)	(3.7)
Shareholders’ equity***	10,123	12,149	(2,026)	(16.7)

Other customer funds under management	44,481	39,422	5,059	12.8

Mutual funds	40,623	35,300	5,322	15.1
Pension funds	—	—	—	—
Managed portfolios	3,449	4,062	(613)	(15.1)
Savings-insurance policies	410	60	350	580.7

Customer funds under management	135,300	123,912	11,388	9.2

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	22.99	22.11	0.88 p.
Efficiency ratio (with amortisations)	36.8	37.2	(0.4 p.	)
NPL ratio	5.05	4.97	0.08 p.
NPL coverage	100	98	2 p.
Number of employees (direct & indirect)	52,433	52,296	137		0.3
Number of branches	3,731	3,623	108		3.0

Brazil
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	2,378	2,612	2,692	2,779	2,938	2,962	3,028

Net fees	671	768	789	773	810	840	826
Gains (losses) on financial transactions	179	209	289	298	195	277	219
Other operating income*	4	(19)	(46)	(54)	(17)	(59)	(30)

Gross income	3,232	3,571	3,725	3,796	3,926	4,019	4,043

Operating expenses	(1,178)	(1,341)	(1,393)	(1,403)	(1,450)	(1,454)	(1,505)
General administrative expenses	(1,070)	(1,219)	(1,263)	(1,255)	(1,303)	(1,295)	(1,342)
Personnel	(560)	(640)	(672)	(720)	(727)	(707)	(733)
Other general administrative expenses	(511)	(579)	(591)	(535)	(575)	(588)	(609)
Depreciation and amortisation	(108)	(122)	(131)	(148)	(148)	(159)	(163)

Net operating income	2,053	2,230	2,331	2,393	2,476	2,566	2,538

Net loan-loss provisions	(946)	(980)	(846)	(937)	(1,046)	(1,255)	(1,239)
Other income	(230)	(181)	(218)	(117)	(232)	(274)	(287)

Profit before taxes	877	1,069	1,267	1,339	1,199	1,037	1,012

Tax on profit	(174)	(262)	(335)	(429)	(309)	(251)	(301)

Profit from continuing operations	703	807	933	910	889	787	711

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	703	807	933	910	889	787	711

Minority interests	106	121	153	159	157	138	119

Attributable profit to the Group	597	686	780	751	732	649	592

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans**	56,616	64,495	65,064	71,027	69,447	73,320	71,736
Trading portfolio (w/o loans)	9,823	16,495	10,511	11,529	10,567	14,407	13,327
Available-for-sale financial assets	15,911	19,731	17,506	21,257	22,584	24,596	18,221
Due from credit institutions**	9,387	10,167	11,270	10,863	10,966	10,134	9,818
Intangible assets and property and equipment	3,119	3,470	3,419	3,813	3,679	3,773	3,469
Other assets	28,918	34,274	38,203	41,775	40,534	44,696	42,127

Total assets/liabilities & shareholders’ equity	123,775	148,631	145,973	160,264	157,776	170,927	158,697

Customer deposits**	63,066	71,466	73,829	75,669	75,605	78,188	71,211
Marketable debt securities**	4,675	5,540	6,596	9,164	11,780	14,553	15,379
Subordinated debt**	4,099	4,566	4,065	4,372	4,325	4,547	4,230
Insurance liabilities	4,697	3,960	2,333	8,857	8,679	8,980	8,178
Due to credit institutions**	13,390	26,551	21,239	24,233	22,091	27,218	24,777
Other liabilities	21,218	23,155	25,762	26,362	23,612	25,954	24,800
Shareholders’ equity***	12,631	13,393	12,149	11,608	11,684	11,488	10,123

Other customer funds under management	40,968	44,614	39,422	48,727	50,822	49,756	44,481

Mutual funds	37,526	40,476	35,300	43,942	46,705	45,397	40,623
Pension funds	—	—	—	—	—	—	—
Managed portfolios	3,442	4,084	4,062	4,205	3,568	3,791	3,449
Savings-insurance policies	—	55	60	580	549	567	410

Customer funds under management	112,807	126,186	123,912	137,931	142,533	147,043	135,300

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	5.04	5.01	4.97	4.91	4.85	5.05	5.05
NPL coverage	100	98	98	101	104	102	100

Spread (Retail Banking)	16.13	16.23	15.81	15.42	15.84	16.17	15.41

Spread loans	15.26	15.29	14.73	14.29	14.72	15.05	14.23
Spread deposits	0.87	0.94	1.08	1.13	1.12	1.12	1.18

Brazil
Million dollars

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	12,549	10,073	2,476	24.6

Net fees	3,480	2,922	558	19.1
Gains (losses) on financial transactions	971	888	83	9.3
Other operating income*	(149)	(79)	(71)	89.9

Gross income	16,851	13,805	3,046	22.1

Operating expenses	(6,198)	(5,131)	(1,067)	20.8
General administrative expenses	(5,536)	(4,658)	(878)	18.9
Personnel	(3,045)	(2,455)	(590)	24.1
Other general administrative expenses	(2,491)	(2,203)	(288)	13.1
Depreciation and amortisation	(661)	(473)	(189)	40.0

Net operating income	10,653	8,674	1,979	22.8

Net loan-loss provisions	(4,975)	(3,635)	(1,340)	36.9
Other income	(1,113)	(825)	(288)	34.9

Profit before taxes	4,565	4,214	351	8.3

Tax on profit	(1,210)	(1,011)	(199)	19.7

Profit from continuing operations	3,355	3,203	152	4.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,355	3,203	152	4.7

Minority interests	582	498	84	16.8

Attributable profit to the Group	2,773	2,705	68	2.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans**	96,865	88,800	8,065	9.1
Trading portfolio (w/o loans)	17,996	14,346	3,650	25.4
Available-for-sale financial assets	24,604	23,892	712	3.0
Due from credit institutions**	13,257	15,381	(2,124)	(13.8)
Intangible assets and property and equipment	4,684	4,667	17	0.4
Other assets	56,883	52,139	4,744	9.1

Total assets/liabilities & shareholders’ equity	214,288	199,224	15,064	7.6

Customer deposits**	96,156	100,761	(4,606)	(4.6)
Marketable debt securities**	20,766	9,002	11,763	130.7
Subordinated debt**	5,711	5,548	163	2.9
Insurance liabilities	11,043	3,184	7,859	246.9
Due to credit institutions**	33,456	28,987	4,468	15.4
Other liabilities	33,488	35,160	(1,672)	(4.8)
Shareholders’ equity***	13,669	16,581	(2,912)	(17.6)

Other customer funds under management	60,063	53,803	6,260	11.6

Mutual funds	54,853	48,178	6,675	13.9
Pension funds	—	—	—	—
Managed portfolios	4,657	5,543	(887)	(16.0)
Savings-insurance policies	554	82	471	573.4

Customer funds under management	182,696	169,115	13,580	8.0

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	3,286	3,313	3,474	3,765	4,018	4,256	4,275

Net fees	927	976	1,019	1,048	1,108	1,206	1,166
Gains (losses) on financial transactions	247	266	375	402	266	395	310
Other operating income*	6	(25)	(60)	(72)	(23)	(84)	(42)

Gross income	4,466	4,531	4,808	5,142	5,368	5,773	5,709

Operating expenses	(1,628)	(1,703)	(1,799)	(1,901)	(1,983)	(2,089)	(2,125)
General administrative expenses	(1,479)	(1,549)	(1,630)	(1,700)	(1,781)	(1,861)	(1,895)
Personnel	(774)	(814)	(868)	(973)	(994)	(1,017)	(1,034)
Other general administrative expenses	(706)	(735)	(762)	(727)	(787)	(844)	(860)
Depreciation and amortisation	(149)	(155)	(169)	(200)	(202)	(228)	(231)

Net operating income	2,838	2,827	3,009	3,241	3,385	3,684	3,584

Net loan-loss provisions	(1,308)	(1,240)	(1,088)	(1,271)	(1,430)	(1,796)	(1,749)
Other income	(318)	(226)	(282)	(162)	(317)	(392)	(405)

Profit before taxes	1,212	1,362	1,640	1,808	1,639	1,497	1,430

Tax on profit	(240)	(336)	(434)	(576)	(423)	(362)	(425)

Profit from continuing operations	972	1,025	1,206	1,232	1,216	1,134	1,005

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	972	1,025	1,206	1,232	1,216	1,134	1,005

Minority interests	146	154	198	215	215	199	168

Attributable profit to the Group	826	871	1,008	1,017	1,001	935	837

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans**	76,313	79,141	88,800	94,907	98,663	105,970	96,865
Trading portfolio (w/o loans)	13,240	20,240	14,346	15,405	15,012	20,822	17,996
Available-for-sale financial assets	21,447	24,212	23,892	28,404	32,085	35,548	24,604
Due from credit institutions**	12,653	12,476	15,381	14,515	15,580	14,647	13,257
Intangible assets and property and equipment	4,204	4,258	4,667	5,095	5,227	5,454	4,684
Other assets	38,979	42,058	52,139	55,820	57,586	64,600	56,883

Total assets/liabilities & shareholders’ equity	166,836	182,385	199,224	214,144	224,153	247,041	214,288

Customer deposits**	85,006	87,696	100,761	101,108	107,412	113,005	96,156
Marketable debt securities**	6,301	6,798	9,002	12,245	16,736	21,033	20,766
Subordinated debt**	5,525	5,603	5,548	5,841	6,145	6,572	5,711
Insurance liabilities	6,331	4,859	3,184	11,835	12,330	12,979	11,043
Due to credit institutions**	18,048	32,581	28,987	32,380	31,384	39,338	33,456
Other liabilities	28,600	28,414	35,160	35,225	33,546	37,511	33,488
Shareholders’ equity***	17,025	16,434	16,581	15,510	16,599	16,604	13,669

Other customer funds under management	55,221	54,746	53,803	65,108	72,203	71,912	60,063

Mutual funds	50,581	49,668	48,178	58,715	66,354	65,613	54,853
Pension funds	—	—	—	—	—	—	—
Managed portfolios	4,640	5,011	5,543	5,618	5,069	5,479	4,657
Savings-insurance policies	—	67	82	775	779	820	554

Customer funds under management	152,053	154,843	169,115	184,303	202,497	212,521	182,696

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million brazilian real

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	20,470	17,934	2,537	14.1

Net fees	5,676	5,203	474	9.1
Gains (losses) on financial transactions	1,584	1,582	3	0.2
Other operating income*	(243)	(140)	(103)	73.9

Gross income	27,488	24,578	2,910	11.8

Operating expenses	(10,110)	(9,135)	(975)	10.7
General administrative expenses	(9,031)	(8,293)	(738)	8.9
Personnel	(4,968)	(4,371)	(597)	13.7
Other general administrative expenses	(4,063)	(3,923)	(141)	3.6
Depreciation and amortisation	(1,079)	(841)	(238)	28.2

Net operating income	17,378	15,443	1,934	12.5

Net loan-loss provisions	(8,115)	(6,472)	(1,643)	25.4
Other income	(1,816)	(1,469)	(347)	23.6

Profit before taxes	7,446	7,502	(56)	(0.7)

Tax on profit	(1,974)	(1,799)	(174)	9.7

Profit from continuing operations	5,473	5,703	(230)	(4.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	5,473	5,703	(230)	(4.0)

Minority interests	949	887	62	7.0

Attributable profit to the Group	4,523	4,816	(293)	(6.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans**	179,820	150,956	28,865	19.1
Trading portfolio (w/o loans)	33,407	24,387	9,020	37.0
Available-for-sale financial assets	45,674	40,615	5,059	12.5
Due from credit institutions**	24,610	26,147	(1,537)	(5.9)
Intangible assets and property and equipment	8,695	7,934	762	9.6
Other assets	105,599	88,635	16,964	19.1

Total assets/liabilities & shareholders’ equity	397,805	338,672	59,133	17.5

Customer deposits**	178,504	171,290	7,214	4.2
Marketable debt securities**	38,549	15,304	23,246	151.9
Subordinated debt**	10,603	9,432	1,170	12.4
Insurance liabilities	20,500	5,412	15,088	278.8
Due to credit institutions**	62,107	49,277	12,830	26.0
Other liabilities	62,167	59,771	2,397	4.0
Shareholders’ equity***	25,374	28,187	(2,812)	(10.0)

Other customer funds under management	111,501	91,463	20,038	21.9

Mutual funds	101,829	81,900	19,929	24.3
Pension funds	—	—	—	—
Managed portfolios	8,644	9,423	(779)	(8.3)
Savings-insurance policies	1,028	140	888	635.4

Customer funds under management	339,157	287,489	51,668	18.0

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million brazilian real

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	5,920	5,939	6,075	6,400	6,696	6,799	6,974

Net fees	1,671	1,749	1,782	1,778	1,847	1,927	1,902
Gains (losses) on financial transactions	445	478	659	687	444	635	506
Other operating income*	11	(45)	(106)	(125)	(39)	(136)	(68)

Gross income	8,047	8,121	8,410	8,739	8,948	9,226	9,314

Operating expenses	(2,934)	(3,054)	(3,147)	(3,230)	(3,305)	(3,337)	(3,467)
General administrative expenses	(2,666)	(2,776)	(2,851)	(2,888)	(2,968)	(2,972)	(3,091)
Personnel	(1,394)	(1,459)	(1,518)	(1,658)	(1,657)	(1,623)	(1,687)
Other general administrative expenses	(1,272)	(1,318)	(1,333)	(1,230)	(1,311)	(1,349)	(1,404)
Depreciation and amortisation	(269)	(277)	(296)	(342)	(337)	(365)	(376)

Net operating income	5,113	5,068	5,263	5,509	5,643	5,889	5,846

Net loan-loss provisions	(2,357)	(2,222)	(1,894)	(2,156)	(2,383)	(2,878)	(2,854)
Other income	(573)	(404)	(492)	(267)	(528)	(628)	(660)

Profit before taxes	2,183	2,442	2,877	3,087	2,731	2,383	2,332

Tax on profit	(432)	(604)	(764)	(990)	(705)	(576)	(693)

Profit from continuing operations	1,751	1,838	2,114	2,096	2,027	1,807	1,639

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	1,751	1,838	2,114	2,096	2,027	1,807	1,639

Minority interests	263	276	347	367	358	317	274

Attributable profit to the Group	1,488	1,562	1,766	1,729	1,668	1,489	1,366

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans**	136,122	142,417	150,956	157,517	160,130	165,711	179,820
Trading portfolio (w/o loans)	23,617	36,423	24,387	25,567	24,365	32,561	33,407
Available-for-sale financial assets	38,255	43,570	40,615	47,142	52,074	55,588	45,674
Due from credit institutions**	22,570	22,450	26,147	24,090	25,286	22,905	24,610
Intangible assets and property and equipment	7,498	7,662	7,934	8,456	8,484	8,528	8,695
Other assets	69,529	75,684	88,635	92,644	93,462	101,018	105,599

Total assets/liabilities & shareholders’ equity	297,591	328,206	338,672	355,417	363,800	386,312	397,805

Customer deposits**	151,629	157,811	171,290	167,810	174,331	176,713	178,504
Marketable debt securities**	11,239	12,234	15,304	20,322	27,162	32,890	38,549
Subordinated debt**	9,855	10,082	9,432	9,695	9,974	10,276	10,603
Insurance liabilities	11,293	8,743	5,412	19,643	20,011	20,295	20,500
Due to credit institutions**	32,193	58,631	49,277	53,741	50,937	61,515	62,107
Other liabilities	51,014	51,131	59,771	58,463	54,445	58,658	62,167
Shareholders’ equity***	30,369	29,574	28,187	25,742	26,941	25,964	25,374

Other customer funds under management	98,500	98,517	91,463	108,061	117,186	112,453	111,501

Mutual funds	90,224	89,379	81,900	97,450	107,693	102,603	101,829
Pension funds	—	—	—	—	—	—	—
Managed portfolios	8,276	9,017	9,423	9,325	8,228	8,568	8,644
Savings-insurance policies	—	121	140	1,286	1,265	1,282	1,028

Customer funds under management	271,223	278,644	287,489	305,889	328,653	332,332	339,157

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	1,255	1,220	35	2.9

Net fees	461	427	34	7.9
Gains (losses) on financial transactions	102	165	(63)	(38.2)
Other operating income*	5	(8)	14	—

Gross income	1,823	1,804	19	1.1

Operating expenses	(725)	(681)	(44)	6.5
General administrative expenses	(644)	(602)	(42)	7.1
Personnel	(350)	(318)	(32)	10.1
Other general administrative expenses	(294)	(284)	(10)	3.6
Depreciation and amortisation	(81)	(80)	(2)	1.9

Net operating income	1,097	1,122	(25)	(2.2)

Net loan-loss provisions	(252)	(360)	107	(29.9)
Other income	53	(39)	93	—

Profit before taxes	899	723	175	24.2

Tax on profit	(166)	(128)	(38)	29.9

Profit from continuing operations	732	595	137	23.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	732	595	137	23.0

Minority interests	1	130	(128)	(99.2)

Attributable profit to the Group	731	466	266	57.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans**	17,477	14,346	3,131	21.8
Trading portfolio (w/o loans)	14,377	14,524	(147)	(1.0)
Available-for-sale financial assets	2,514	4,010	(1,496)	(37.3)
Due from credit institutions**	7,462	6,640	822	12.4
Intangible assets and property and equipment	339	372	(33)	(8.8)
Other assets	3,890	3,926	(36)	(0.9)

Total assets/liabilities & shareholders’ equity	46,058	43,816	2,242	5.1

Customer deposits**	19,615	19,356	258	1.3
Marketable debt securities**	1,504	378	1,127	298.1
Subordinated debt**	—	—	—	—
Insurance liabilities	428	295	133	45.2
Due to credit institutions**	10,009	8,615	1,394	16.2
Other liabilities	10,253	10,943	(689)	(6.3)
Shareholders’ equity***	4,248	4,230	19	0.4

Other customer funds under management	9,765	10,114	(349)	(3.5)

Mutual funds	9,545	10,009	(464)	(4.6)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	220	105	115	109.0

Customer funds under management	30,884	29,848	1,036	3.5

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	21.56	18.94	2.62 p.
Efficiency ratio (with amortisations)	39.8	37.8	2.0 p.
NPL ratio	1.78	2.20	(0.42 p.	)
NPL coverage	176	199	(23 p.	)
Number of employees (direct & indirect)	12,997	12,435	562		4.5
Number of branches	1,099	1,093	6		0.5

Mexico
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	383	430	406	394	406	414	435

Net fees	134	149	144	141	159	147	154
Gains (losses) on financial transactions	64	34	68	12	49	61	(8)
Other operating income*	(7)	4	(5)	5	(0)	4	2

Gross income	574	617	613	552	614	625	584

Operating expenses	(211)	(234)	(236)	(241)	(231)	(241)	(253)
General administrative expenses	(187)	(204)	(210)	(213)	(204)	(214)	(227)
Personnel	(100)	(108)	(110)	(112)	(118)	(117)	(115)
Other general administrative expenses	(88)	(96)	(100)	(101)	(86)	(97)	(112)
Depreciation and amortisation	(24)	(30)	(26)	(27)	(27)	(27)	(27)

Net operating income	363	383	377	311	383	384	330

Net loan-loss provisions	(133)	(124)	(103)	(109)	(63)	(93)	(95)
Other income	(10)	(21)	(9)	10	(6)	(1)	60

Profit before taxes	220	239	265	213	314	290	295

Tax on profit	(31)	(52)	(45)	(14)	(57)	(59)	(50)

Profit from continuing operations	189	187	219	199	256	231	245

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	189	187	219	199	256	231	245

Minority interests	46	47	36	0	0	0	0

Attributable profit to the Group	142	140	183	198	256	230	245

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans**	12,546	14,334	14,346	15,156	15,907	17,722	17,477
Trading portfolio (w/o loans)	10,513	12,356	14,524	13,004	12,232	14,772	14,377
Available-for-sale financial assets	5,059	4,604	4,010	3,716	3,272	2,775	2,514
Due from credit institutions**	6,134	6,407	6,640	4,478	3,739	5,795	7,462
Intangible assets and property and equipment	399	407	372	401	382	374	339
Other assets	4,070	4,319	3,926	4,394	4,120	4,820	3,890

Total assets/liabilities & shareholders’ equity	38,721	42,427	43,816	41,148	39,651	46,257	46,058

Customer deposits**	17,777	19,317	19,356	21,144	20,528	20,824	19,615
Marketable debt securities**	416	485	378	363	1,202	2,209	1,504
Subordinated debt**	56	66	—	—	—	—	—
Insurance liabilities	260	320	295	303	415	456	428
Due to credit institutions**	8,617	7,804	8,615	7,507	5,873	9,460	10,009
Other liabilities	8,329	10,977	10,943	7,840	6,939	8,792	10,253
Shareholders’ equity***	3,266	3,459	4,230	3,991	4,693	4,516	4,248

Other customer funds under management	9,901	10,822	10,114	10,114	10,481	10,933	9,765

Mutual funds	9,801	10,709	10,009	10,005	10,257	10,698	9,545
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	100	112	105	109	224	235	220

Customer funds under management	28,150	30,690	29,848	31,622	32,211	33,966	30,884

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	1.86	1.77	2.20	1.84	1.58	2.45	1.78
NPL coverage	268	257	199	215	234	165	176

Spread (Retail Banking)	12.08	11.42	11.23	10.98	10.67	10.44	10.26

Spread loans	10.03	9.50	9.20	8.93	8.58	8.40	8.27
Spread deposits	2.05	1.92	2.03	2.05	2.09	2.04	1.99

Mexico
Million dollars

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	1,764	1,600	164	10.3

Net fees	647	560	88	15.7
Gains (losses) on financial transactions	144	217	(73)	(33.8)
Other operating income*	8	(11)	18	—

Gross income	2,562	2,365	197	8.3

Operating expenses	(1,019)	(893)	(126)	14.1
General administrative expenses	(905)	(789)	(116)	14.7
Personnel	(492)	(416)	(75)	18.0
Other general administrative expenses	(414)	(372)	(41)	11.1
Depreciation and amortisation	(114)	(105)	(10)	9.2

Net operating income	1,543	1,472	71	4.8

Net loan-loss provisions	(354)	(472)	117	(24.8)
Other income	75	(52)	127	—

Profit before taxes	1,263	948	315	33.2

Tax on profit	(234)	(168)	(66)	39.2

Profit from continuing operations	1,029	781	249	31.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,029	781	249	31.9

Minority interests	1	170	(168)	(99.1)

Attributable profit to the Group	1,028	611	417	68.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans**	23,599	19,579	4,020	20.5
Trading portfolio (w/o loans)	19,413	19,822	(409)	(2.1)
Available-for-sale financial assets	3,394	5,473	(2,078)	(38.0)
Due from credit institutions**	10,076	9,062	1,014	11.2
Intangible assets and property and equipment	458	507	(50)	(9.8)
Other assets	5,252	5,358	(106)	(2.0)

Total assets/liabilities & shareholders’ equity	62,192	59,801	2,391	4.0

Customer deposits**	26,486	26,418	68	0.3
Marketable debt securities**	2,032	516	1,516	293.9
Subordinated debt**	—	—	—	—
Insurance liabilities	578	403	176	43.6
Due to credit institutions**	13,515	11,757	1,758	15.0
Other liabilities	13,845	14,935	(1,090)	(7.3)
Shareholders’ equity***	5,736	5,773	(36)	(0.6)

Other customer funds under management	13,185	13,803	(618)	(4.5)

Mutual funds	12,889	13,660	(771)	(5.6)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	297	143	153	106.7

Customer funds under management	41,702	40,737	966	2.4

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	529	546	524	536	555	594	614

Net fees	185	189	186	191	218	212	217
Gains (losses) on financial transactions	88	41	88	17	67	87	(11)
Other operating income*	(10)	6	(7)	7	(0)	5	3

Gross income	793	782	791	751	839	898	824

Operating expenses	(292)	(297)	(305)	(326)	(316)	(346)	(358)
General administrative expenses	(259)	(259)	(271)	(289)	(279)	(307)	(320)
Personnel	(138)	(137)	(142)	(152)	(161)	(168)	(162)
Other general administrative expenses	(121)	(122)	(129)	(137)	(118)	(138)	(158)
Depreciation and amortisation	(33)	(38)	(34)	(37)	(37)	(39)	(38)

Net operating income	501	485	486	425	523	552	467

Net loan-loss provisions	(183)	(156)	(133)	(148)	(87)	(133)	(135)
Other income	(14)	(27)	(11)	13	(8)	(2)	84

Profit before taxes	304	303	342	290	429	417	417

Tax on profit	(43)	(66)	(59)	(20)	(78)	(85)	(70)

Profit from continuing operations	261	236	283	270	351	332	346

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	261	236	283	270	351	332	346

Minority interests	64	60	46	2	1	0	0

Attributable profit to the Group	197	177	237	268	350	332	346

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans**	16,910	17,589	19,579	20,252	22,599	25,614	23,599
Trading portfolio (w/o loans)	14,170	15,161	19,822	17,376	17,378	21,351	19,413
Available-for-sale financial assets	6,819	5,650	5,473	4,965	4,648	4,010	3,394
Due from credit institutions**	8,268	7,862	9,062	5,983	5,312	8,375	10,076
Intangible assets and property and equipment	538	500	507	535	542	540	458
Other assets	5,486	5,300	5,358	5,871	5,853	6,966	5,252

Total assets/liabilities & shareholders’ equity	52,192	52,062	59,801	54,982	56,332	66,856	62,192

Customer deposits**	23,962	23,704	26,418	28,253	29,165	30,097	26,486
Marketable debt securities**	561	595	516	485	1,708	3,193	2,032
Subordinated debt**	75	81	—	—	—	—	—
Insurance liabilities	350	392	403	404	590	659	578
Due to credit institutions**	11,615	9,576	11,757	10,031	8,344	13,673	13,515
Other liabilities	11,227	13,469	14,935	10,476	9,858	12,707	13,845
Shareholders’ equity***	4,402	4,245	5,773	5,333	6,668	6,528	5,736

Other customer funds under management	13,345	13,279	13,803	13,515	14,890	15,802	13,185

Mutual funds	13,210	13,142	13,660	13,369	14,573	15,462	12,889
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	135	138	143	146	318	340	297

Customer funds under management	37,943	37,659	40,737	42,253	45,763	49,092	41,702

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million new mexican peso

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	21,217	20,330	888	4.4

Net fees	7,787	7,112	675	9.5
Gains (losses) on financial transactions	1,726	2,754	(1,027)	(37.3)
Other operating income*	91	(136)	227	—

Gross income	30,821	30,059	762	2.5

Operating expenses	(12,264)	(11,355)	(909)	8.0
General administrative expenses	(10,889)	(10,025)	(864)	8.6
Personnel	(5,913)	(5,293)	(620)	11.7
Other general administrative expenses	(4,976)	(4,732)	(244)	5.2
Depreciation and amortisation	(1,375)	(1,330)	(45)	3.4

Net operating income	18,557	18,705	(147)	(0.8)

Net loan-loss provisions	(4,264)	(5,994)	1,729	(28.9)
Other income	902	(657)	1,559	—

Profit before taxes	15,195	12,053	3,141	26.1

Tax on profit	(2,811)	(2,133)	(678)	31.8

Profit from continuing operations	12,383	9,920	2,463	24.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	12,383	9,920	2,463	24.8

Minority interests	18	2,158	(2,141)	(99.2)

Attributable profit to the Group	12,366	7,762	4,604	59.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans**	324,961	245,681	79,280	32.3
Trading portfolio (w/o loans)	267,312	248,727	18,585	7.5
Available-for-sale financial assets	46,739	68,671	(21,932)	(31.9)
Due from credit institutions**	138,749	113,715	25,034	22.0
Intangible assets and property and equipment	6,303	6,366	(63)	(1.0)
Other assets	72,320	67,230	5,090	7.6

Total assets/liabilities & shareholders’ equity	856,384	750,392	105,993	14.1

Customer deposits**	364,709	331,494	33,214	10.0
Marketable debt securities**	27,974	6,472	21,501	332.2
Subordinated debt**	—	—	—	—
Insurance liabilities	7,962	5,052	2,910	57.6
Due to credit institutions**	186,106	147,535	38,571	26.1
Other liabilities	190,647	187,403	3,244	1.7
Shareholders’ equity***	78,988	72,435	6,553	9.0

Other customer funds under management	181,559	173,206	8,352	4.8

Mutual funds	177,476	171,407	6,069	3.5
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	4,083	1,800	2,283	126.9

Customer funds under management	574,241	511,173	63,068	12.3

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million new mexican peso

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	6,756	6,865	6,709	6,629	6,692	6,980	7,546

Net fees	2,360	2,369	2,383	2,367	2,626	2,487	2,674
Gains (losses) on financial transactions	1,129	507	1,118	198	812	1,022	(107)
Other operating income*	(127)	76	(85)	85	(4)	58	37

Gross income	10,119	9,816	10,124	9,279	10,125	10,547	10,149

Operating expenses	(3,724)	(3,726)	(3,904)	(4,040)	(3,812)	(4,062)	(4,389)
General administrative expenses	(3,306)	(3,250)	(3,469)	(3,581)	(3,362)	(3,603)	(3,925)
Personnel	(1,756)	(1,721)	(1,816)	(1,882)	(1,941)	(1,977)	(1,996)
Other general administrative expenses	(1,550)	(1,529)	(1,654)	(1,700)	(1,421)	(1,626)	(1,929)
Depreciation and amortisation	(419)	(476)	(435)	(459)	(451)	(460)	(465)

Net operating income	6,394	6,090	6,220	5,238	6,313	6,485	5,760

Net loan-loss provisions	(2,339)	(1,952)	(1,703)	(1,833)	(1,045)	(1,571)	(1,649)
Other income	(179)	(335)	(143)	171	(93)	(20)	1,015

Profit before taxes	3,876	3,803	4,374	3,576	5,175	4,894	5,126

Tax on profit	(548)	(836)	(749)	(238)	(945)	(997)	(869)

Profit from continuing operations	3,328	2,967	3,625	3,338	4,230	3,897	4,257

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	3,328	2,967	3,625	3,338	4,230	3,897	4,257

Minority interests	820	748	591	9	6	6	6

Attributable profit to the Group	2,508	2,219	3,034	3,329	4,224	3,891	4,251

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans**	208,977	225,558	245,681	250,795	269,266	300,865	324,961
Trading portfolio (w/o loans)	175,117	194,430	248,727	215,180	207,056	250,785	267,312
Available-for-sale financial assets	84,265	72,457	68,671	61,487	55,381	47,103	46,739
Due from credit institutions**	102,177	100,819	113,715	74,092	63,293	98,371	138,749
Intangible assets and property and equipment	6,649	6,411	6,366	6,630	6,461	6,344	6,303
Other assets	67,799	67,969	67,230	72,713	69,734	81,820	72,320

Total assets/liabilities & shareholders’ equity	644,984	667,643	750,392	680,897	671,191	785,288	856,384

Customer deposits**	296,120	303,977	331,494	349,884	347,496	353,517	364,709
Marketable debt securities**	6,937	7,634	6,472	6,011	20,349	37,501	27,974
Subordinated debt**	927	1,035	—	—	—	—	—
Insurance liabilities	4,325	5,030	5,052	5,007	7,026	7,746	7,962
Due to credit institutions**	143,533	122,800	147,535	124,218	99,415	160,598	186,106
Other liabilities	138,742	172,730	187,403	129,732	117,458	149,252	190,647
Shareholders’ equity***	54,399	54,437	72,435	66,046	79,447	76,674	78,988

Other customer funds under management	164,917	170,295	173,206	167,368	177,415	185,612	181,559

Mutual funds	163,250	168,527	171,407	165,563	173,631	181,618	177,476
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	1,668	1,769	1,800	1,805	3,784	3,994	4,083

Customer funds under management	468,902	482,943	511,173	523,263	545,260	576,630	574,241

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	1,133	1,118	15	1.3

Net fees	323	297	25	8.5
Gains (losses) on financial transactions	66	76	(11)	(14.1)
Other operating income*	38	22	15	68.4

Gross income	1,559	1,515	45	3.0

Operating expenses	(607)	(540)	(67)	12.5
General administrative expenses	(540)	(478)	(62)	13.0
Personnel	(342)	(299)	(43)	14.5
Other general administrative expenses	(198)	(179)	(19)	10.5
Depreciation and amortisation	(67)	(62)	(5)	8.3

Net operating income	952	975	(23)	(2.3)

Net loan-loss provisions	(291)	(264)	(27)	10.3
Other income	26	(4)	30	—

Profit before taxes	687	706	(19)	(2.7)

Tax on profit	(88)	(95)	7	(7.0)

Profit from continuing operations	599	611	(13)	(2.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	599	611	(13)	(2.1)

Minority interests	132	129	4	3.0

Attributable profit to the Group	466	483	(17)	(3.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans**	25,176	23,587	1,589	6.7
Trading portfolio (w/o loans)	3,283	4,346	(1,063)	(24.5)
Available-for-sale financial assets	3,512	3,081	432	14.0
Due from credit institutions**	2,860	2,235	625	28.0
Intangible assets and property and equipment	326	348	(22)	(6.3)
Other assets	3,405	2,861	544	19.0

Total assets/liabilities & shareholders’ equity	38,563	36,458	2,105	5.8

Customer deposits**	19,305	16,674	2,632	15.8
Marketable debt securities**	5,174	4,929	245	5.0
Subordinated debt**	1,223	1,076	146	13.6
Insurance liabilities	333	292	40	13.8
Due to credit institutions**	4,874	4,607	267	5.8
Other liabilities	5,430	6,699	(1,269)	(18.9)
Shareholders’ equity***	2,224	2,181	43	2.0

Other customer funds under management	4,712	5,246	(534)	(10.2)

Mutual funds	4,635	5,189	(554)	(10.7)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	77	57	20	34.3

Customer funds under management	30,414	27,925	2,489	8.9

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	24.81	28.59	(3.78 p.	)
Efficiency ratio (with amortisations)	38.9	35.6	3.3 p.
NPL ratio	3.63	3.58	0.05 p.
NPL coverage	88	94	(6 p.	)
Number of employees (direct & indirect)	12,300	11,629	671		5.8
Number of branches	494	500	(6)		(1.2)

Chile
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	340	391	388	381	364	398	371

Net fees	91	102	104	113	110	110	103
Gains (losses) on financial transactions	42	11	23	13	31	29	6
Other operating income*	1	12	9	11	12	14	11

Gross income	475	516	524	518	516	551	492

Operating expenses	(162)	(188)	(189)	(197)	(192)	(203)	(212)
General administrative expenses	(142)	(166)	(169)	(174)	(169)	(181)	(190)
Personnel	(86)	(107)	(105)	(111)	(105)	(116)	(122)
Other general administrative expenses	(56)	(59)	(64)	(63)	(65)	(65)	(68)
Depreciation and amortisation	(20)	(22)	(20)	(23)	(23)	(22)	(23)

Net operating income	312	327	335	321	324	349	280

Net loan-loss provisions	(111)	(89)	(65)	(59)	(75)	(85)	(131)
Other income	(7)	8	(5)	35	2	3	21

Profit before taxes	195	246	265	297	251	266	170

Tax on profit	(29)	(36)	(29)	(60)	(43)	(26)	(19)

Profit from continuing operations	165	210	236	237	207	241	151

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	165	210	236	237	207	241	151

Minority interests	34	46	49	48	45	54	33

Attributable profit to the Group	132	164	187	189	162	187	118

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans**	20,313	22,470	23,587	25,732	24,562	25,555	25,176
Trading portfolio (w/o loans)	3,862	4,214	4,346	3,532	2,782	3,360	3,283
Available-for-sale financial assets	2,654	2,460	3,081	2,825	2,944	4,402	3,512
Due from credit institutions**	2,148	2,728	2,235	2,349	2,471	2,713	2,860
Intangible assets and property and equipment	353	349	348	374	332	332	326
Other assets	2,496	2,341	2,861	3,987	4,108	2,534	3,405

Total assets/liabilities & shareholders’ equity	31,825	34,561	36,458	38,799	37,198	38,895	38,563

Customer deposits**	14,934	16,666	16,674	18,108	18,353	18,829	19,305
Marketable debt securities**	3,191	3,887	4,929	5,590	5,462	5,558	5,174
Subordinated debt**	858	970	1,076	1,100	1,046	1,124	1,223
Insurance liabilities	229	271	292	332	314	349	333
Due to credit institutions**	5,692	5,598	4,607	5,567	4,207	5,063	4,874
Other liabilities	4,473	4,933	6,699	5,914	5,054	5,609	5,430
Shareholders’ equity***	2,449	2,236	2,181	2,187	2,761	2,364	2,224

Other customer funds under management	5,281	5,423	5,246	5,875	4,929	4,757	4,712

Mutual funds	5,241	5,370	5,189	5,806	4,868	4,675	4,635
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	40	53	57	69	61	82	77

Customer funds under management	24,264	26,946	27,925	30,674	29,791	30,267	30,414

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.36	3.31	3.58	3.74	3.80	3.65	3.63
NPL coverage	99	97	94	89	89	89	88

Spread (Retail Banking)	7.49	7.33	7.03	6.69	7.47	7.04	6.83

Spread loans	5.24	5.03	4.76	4.52	4.38	4.14	4.18
Spread deposits	2.25	2.30	2.27	2.17	3.09	2.90	2.65

Chile
Million dollars

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	1,593	1,467	126	8.6

Net fees	453	390	64	16.3
Gains (losses) on financial transactions	92	100	(8)	(7.9)
Other operating income*	53	29	24	80.4

Gross income	2,192	1,986	206	10.4

Operating expenses	(853)	(708)	(145)	20.6
General administrative expenses	(759)	(627)	(132)	21.1
Personnel	(480)	(391)	(89)	22.7
Other general administrative expenses	(279)	(235)	(43)	18.5
Depreciation and amortisation	(95)	(81)	(13)	16.1

Net operating income	1,338	1,278	60	4.7

Net loan-loss provisions	(410)	(347)	(63)	18.2
Other income	37	(5)	42	—

Profit before taxes	966	926	39	4.3

Tax on profit	(124)	(124)	0	(0.3)

Profit from continuing operations	842	802	40	5.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	842	802	40	5.0

Minority interests	186	169	17	10.4

Attributable profit to the Group	655	633	22	3.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans**	33,996	32,192	1,804	5.6
Trading portfolio (w/o loans)	4,433	5,932	(1,499)	(25.3)
Available-for-sale financial assets	4,743	4,205	538	12.8
Due from credit institutions**	3,861	3,050	811	26.6
Intangible assets and property and equipment	440	474	(35)	(7.3)
Other assets	4,598	3,905	694	17.8

Total assets/liabilities & shareholders’ equity	52,071	49,758	2,313	4.6

Customer deposits**	26,068	22,756	3,312	14.6
Marketable debt securities**	6,986	6,727	259	3.9
Subordinated debt**	1,651	1,469	182	12.4
Insurance liabilities	449	399	50	12.6
Due to credit institutions**	6,581	6,287	294	4.7
Other liabilities	7,332	9,143	(1,810)	(19.8)
Shareholders’ equity***	3,003	2,977	26	0.9

Other customer funds under management	6,363	7,160	(797)	(11.1)

Mutual funds	6,259	7,082	(823)	(11.6)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	104	78	26	32.9

Customer funds under management	41,068	38,112	2,956	7.8

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	470	496	500	516	498	571	524

Net fees	126	129	135	153	150	158	146
Gains (losses) on financial transactions	58	12	30	19	42	42	9
Other operating income*	1	16	12	15	16	21	16

Gross income	656	654	677	703	706	791	695

Operating expenses	(224)	(239)	(244)	(267)	(263)	(291)	(300)
General administrative expenses	(197)	(211)	(219)	(235)	(231)	(260)	(268)
Personnel	(119)	(136)	(136)	(150)	(143)	(166)	(172)
Other general administrative expenses	(77)	(75)	(83)	(85)	(89)	(94)	(96)
Depreciation and amortisation	(28)	(28)	(26)	(32)	(31)	(31)	(32)

Net operating income	431	414	432	436	443	500	395

Net loan-loss provisions	(153)	(111)	(82)	(81)	(103)	(122)	(185)
Other income	(9)	11	(7)	46	2	5	30

Profit before taxes	269	314	343	401	343	382	241

Tax on profit	(41)	(46)	(38)	(81)	(59)	(38)	(27)

Profit from continuing operations	228	268	305	320	283	345	214

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	228	268	305	320	283	345	214

Minority interests	46	59	63	65	61	77	47

Attributable profit to the Group	182	209	242	255	222	267	166

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans**	27,380	27,572	32,192	34,383	34,896	36,934	33,996
Trading portfolio (w/o loans)	5,205	5,171	5,932	4,720	3,952	4,856	4,433
Available-for-sale financial assets	3,577	3,018	4,205	3,774	4,182	6,363	4,743
Due from credit institutions**	2,895	3,348	3,050	3,138	3,510	3,921	3,861
Intangible assets and property and equipment	475	428	474	500	471	479	440
Other assets	3,365	2,873	3,905	5,328	5,836	3,663	4,598

Total assets/liabilities & shareholders’ equity	42,897	42,410	49,758	51,843	52,848	56,215	52,071

Customer deposits**	20,130	20,450	22,756	24,196	26,074	27,213	26,068
Marketable debt securities**	4,301	4,770	6,727	7,470	7,760	8,033	6,986
Subordinated debt**	1,157	1,190	1,469	1,470	1,486	1,625	1,651
Insurance liabilities	308	333	399	444	447	505	449
Due to credit institutions**	7,672	6,870	6,287	7,438	5,977	7,317	6,581
Other liabilities	6,029	6,053	9,143	7,903	7,181	8,107	7,332
Shareholders’ equity***	3,301	2,744	2,977	2,923	3,923	3,416	3,003

Other customer funds under management	7,118	6,655	7,160	7,850	7,003	6,875	6,363

Mutual funds	7,065	6,590	7,082	7,758	6,916	6,757	6,259
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	54	65	78	92	87	118	104

Customer funds under management	32,705	33,065	38,112	40,986	42,323	43,746	41,068

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million chilean peso

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	755,463	763,039	(7,575)	(1.0)

Net fees	215,046	202,798	12,248	6.0
Gains (losses) on financial transactions	43,707	52,070	(8,363)	(16.1)
Other operating income*	25,209	15,325	9,884	64.5

Gross income	1,039,425	1,033,231	6,194	0.6

Operating expenses	(404,726)	(368,286)	(36,441)	9.9
General administrative expenses	(359,908)	(325,949)	(33,959)	10.4
Personnel	(227,827)	(203,662)	(24,165)	11.9
Other general administrative expenses	(132,082)	(122,287)	(9,795)	8.0
Depreciation and amortisation	(44,818)	(42,336)	(2,482)	5.9

Net operating income	634,699	664,945	(30,246)	(4.5)

Net loan-loss provisions	(194,253)	(180,280)	(13,973)	7.8
Other income	17,495	(2,815)	20,310	—

Profit before taxes	457,940	481,851	(23,910)	(5.0)

Tax on profit	(58,847)	(64,728)	5,881	(9.1)

Profit from continuing operations	399,094	417,123	(18,029)	(4.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	399,094	417,123	(18,029)	(4.3)

Minority interests	88,235	87,696	538	0.6

Attributable profit to the Group	310,859	329,427	(18,567)	(5.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans**	17,716,827	15,598,568	2,118,259	13.6
Trading portfolio (w/o loans)	2,310,269	2,874,228	(563,959)	(19.6)
Available-for-sale financial assets	2,471,693	2,037,373	434,320	21.3
Due from credit institutions**	2,012,385	1,477,963	534,422	36.2
Intangible assets and property and equipment	229,232	229,898	(666)	(0.3)
Other assets	2,396,458	1,892,025	504,433	26.7

Total assets/liabilities & shareholders’ equity	27,136,863	24,110,055	3,026,809	12.6

Customer deposits**	13,585,435	11,026,419	2,559,017	23.2
Marketable debt securities**	3,640,664	3,259,387	381,277	11.7
Subordinated debt**	860,474	711,860	148,614	20.9
Insurance liabilities	234,117	193,391	40,726	21.1
Due to credit institutions**	3,429,901	3,046,373	383,528	12.6
Other liabilities	3,821,126	4,430,017	(608,891)	(13.7)
Shareholders’ equity***	1,565,146	1,442,607	122,539	8.5

Other customer funds under management	3,316,065	3,469,531	(153,467)	(4.4)

Mutual funds	3,261,897	3,431,628	(169,732)	(4.9)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	54,168	37,903	16,265	42.9

Customer funds under management	21,402,638	18,467,198	2,935,440	15.9

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million chilean peso

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	244,170	263,631	255,238	247,161	239,912	268,387	247,164

Net fees	65,451	68,497	68,849	73,866	72,215	74,210	68,621
Gains (losses) on financial transactions	30,219	6,748	15,102	8,384	20,133	19,496	4,078
Other operating income*	590	8,598	6,137	7,111	7,932	9,753	7,524

Gross income	340,430	347,474	345,326	336,523	340,192	371,846	327,386

Operating expenses	(116,424)	(127,118)	(124,744)	(128,239)	(126,715)	(136,648)	(141,363)
General administrative expenses	(102,097)	(112,182)	(111,670)	(112,997)	(111,537)	(122,039)	(126,332)
Personnel	(61,980)	(72,207)	(69,475)	(72,032)	(68,859)	(78,016)	(80,953)
Other general administrative expenses	(40,117)	(39,975)	(42,195)	(40,966)	(42,679)	(44,023)	(45,380)
Depreciation and amortisation	(14,327)	(14,935)	(13,074)	(15,242)	(15,178)	(14,609)	(15,031)

Net operating income	224,007	220,357	220,582	208,284	213,478	235,198	186,023

Net loan-loss provisions	(79,655)	(59,113)	(41,511)	(37,386)	(49,410)	(57,574)	(87,269)
Other income	(4,763)	5,578	(3,630)	23,408	1,056	2,150	14,289

Profit before taxes	139,588	166,821	175,441	194,305	165,124	179,774	113,042

Tax on profit	(21,129)	(24,407)	(19,191)	(39,785)	(28,630)	(17,580)	(12,637)

Profit from continuing operations	118,459	142,414	156,250	154,520	136,494	162,195	100,406

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	118,459	142,414	156,250	154,520	136,494	162,195	100,406

Minority interests	24,106	31,381	32,209	31,454	29,553	36,460	22,221

Attributable profit to the Group	94,353	111,032	124,041	123,066	106,940	125,735	78,184

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans**	14,400,683	15,011,786	15,598,568	16,089,348	16,779,549	17,312,815	17,716,827
Trading portfolio (w/o loans)	2,737,538	2,815,194	2,874,228	2,208,774	1,900,341	2,276,042	2,310,269
Available-for-sale financial assets	1,881,218	1,643,376	2,037,373	1,766,125	2,011,073	2,982,570	2,471,693
Due from credit institutions**	1,522,675	1,822,602	1,477,963	1,468,583	1,687,726	1,837,839	2,012,385
Intangible assets and property and equipment	249,913	232,911	229,898	233,913	226,689	224,592	229,232
Other assets	1,769,688	1,563,996	1,892,025	2,493,273	2,806,379	1,717,032	2,396,458

Total assets/liabilities & shareholders’ equity	22,561,716	23,089,865	24,110,055	24,260,016	25,411,757	26,350,891	27,136,863

Customer deposits**	10,587,234	11,134,231	11,026,419	11,322,735	12,537,904	12,756,046	13,585,435
Marketable debt securities**	2,261,850	2,596,900	3,259,387	3,495,422	3,731,600	3,765,250	3,640,664
Subordinated debt**	608,269	647,889	711,860	687,851	714,574	761,731	860,474
Insurance liabilities	162,235	181,090	193,391	207,546	214,729	236,550	234,117
Due to credit institutions**	4,035,116	3,740,100	3,046,373	3,480,774	2,873,973	3,429,883	3,429,901
Other liabilities	3,171,093	3,295,674	4,430,017	3,697,996	3,452,794	3,800,166	3,821,126
Shareholders’ equity**	1,735,919	1,493,979	1,442,607	1,367,692	1,886,182	1,601,266	1,565,146

Other customer funds under management	3,743,867	3,623,158	3,469,531	3,673,419	3,367,169	3,222,683	3,316,065

Mutual funds	3,715,689	3,587,894	3,431,628	3,630,293	3,325,336	3,167,316	3,261,897
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	28,178	35,264	37,903	43,126	41,833	55,367	54,168

Customer funds under management	17,201,221	18,002,179	18,467,198	19,179,427	20,351,248	20,505,709	21,402,638

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Sovereign
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	1,261	1,320	(59)	(4.5)

Net fees	289	312	(23)	(7.4)
Gains (losses) on financial transactions	103	7	96	—
Other operating income*	(44)	(51)	6	(12.8)

Gross income	1,609	1,589	20	1.3

Operating expenses	(704)	(697)	(6)	0.9
General administrative expenses	(621)	(619)	(2)	0.3
Personnel	(350)	(349)	(1)	0.2
Other general administrative expenses	(271)	(270)	(1)	0.4
Depreciation and amortisation	(83)	(78)	(5)	5.8

Net operating income	905	891	14	1.5

Net loan-loss provisions	(257)	(453)	196	(43.2)
Other income	(72)	(17)	(55)	322.0

Profit before taxes	575	421	154	36.7

Tax on profit	(181)	(128)	(53)	41.2

Profit from continuing operations	394	293	102	34.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	394	293	102	34.7

Minority interests	—	—	—	—

Attributable profit to the Group	394	293	102	34.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans**	37,936	35,565	2,372	6.7
Trading portfolio (w/o loans)	269	252	17	6.7
Available-for-sale financial assets	10,438	8,860	1,579	17.8
Due from credit institutions**	807	530	277	52.4
Intangible assets and property and equipment	555	464	91	19.6
Other assets	3,812	5,075	(1,263)	(24.9)

Total assets/liabilities & shareholders’ equity	53,817	50,745	3,073	6.1

Customer deposits**	35,141	30,291	4,850	16.0
Marketable debt securities**	1,617	1,834	(218)	(11.9)
Subordinated debt**	2,293	2,692	(399)	(14.8)
Insurance liabilities	—	—	—	—
Due to credit institutions**	8,194	10,691	(2,497)	(23.4)
Other liabilities	2,231	2,289	(58)	(2.6)
Shareholders’ equity***	4,342	2,948	1,394	47.3

Other customer funds under management	3	54	(50)	(93.9)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	3	54	(50)	(93.9)
Savings-insurance policies	—	—	—	—

Customer funds under management	39,054	34,871	4,183	12.0

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	13.24	13.89	(0.65 p.	)
Efficiency ratio (with amortisations)	43.7	43.9	(0.2 p.	)
NPL ratio	3.22	4.80	(1.58 p.	)
NPL coverage	93	72	22 p.
Number of employees (direct & indirect)	8,950	8,539	411		4.8
Number of branches	723	720	3		0.4

Sovereign
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	413	457	451	416	432	411	417

Net fees	96	112	105	95	93	96	100
Gains (losses) on financial transactions	6	(13)	14	22	37	27	39
Other operating income*	(16)	(18)	(17)	(16)	(16)	(16)	(12)

Gross income	498	538	553	517	546	518	545

Operating expenses	(219)	(236)	(242)	(239)	(237)	(227)	(239)
General administrative expenses	(193)	(210)	(216)	(213)	(213)	(198)	(210)
Personnel	(107)	(116)	(126)	(119)	(118)	(113)	(119)
Other general administrative expenses	(85)	(94)	(91)	(94)	(95)	(85)	(91)
Depreciation and amortisation	(27)	(26)	(25)	(26)	(24)	(29)	(30)

Net operating income	279	302	311	278	309	291	306

Net loan-loss provisions	(167)	(140)	(146)	(57)	(98)	(81)	(78)
Other income	(9)	(14)	5	(75)	(27)	(22)	(23)

Profit before taxes	104	147	170	146	184	187	204

Tax on profit	(35)	(44)	(49)	(15)	(56)	(60)	(66)

Profit from continuing operations	69	103	121	132	128	128	138

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	69	103	121	132	128	128	138

Minority interests	—	—	—	—	—	—	—

Attributable profit to the Group	69	103	121	132	128	128	138

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans**	38,441	39,849	35,565	36,724	35,850	35,407	37,936
Trading portfolio (w/o loans)	191	249	252	211	175	196	269
Available-for-sale financial assets	10,758	11,587	8,860	10,203	9,603	9,394	10,438
Due from credit institutions**	315	718	530	722	518	682	807
Intangible assets and property and equipment	438	481	464	507	494	504	555
Other assets	3,244	3,785	5,075	3,430	4,177	4,458	3,812

Total assets/liabilities & shareholders’ equity	53,387	56,669	50,745	51,797	50,817	50,641	53,817

Customer deposits**	31,352	33,837	30,291	32,007	33,190	32,776	35,141
Marketable debt securities**	12,652	13,864	1,834	1,945	1,499	1,751	1,617
Subordinated debt**	2,763	2,913	2,692	2,781	2,274	2,142	2,293
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	1,439	52	10,691	9,567	7,829	7,937	8,194
Other liabilities	2,272	2,729	2,289	2,297	1,911	2,009	2,231
Shareholders’ equity***	2,909	3,274	2,948	3,200	4,114	4,027	4,342

Other customer funds under management	229	92	54	30	19	14	3

Mutual funds	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—
Managed portfolios	229	92	54	30	19	14	3
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	46,996	50,706	34,871	36,763	36,983	36,682	39,054

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	5.14	5.11	4.80	4.61	4.15	3.76	3.22
NPL coverage	65	67	72	75	82	85	93

Spread (Retail Banking)	7.21	6.91	6.88	6.41	6.67	7.01	7.14

Spread loans	5.84	5.70	5.72	5.34	5.41	5.46	5.56
Spread deposits	1.37	1.21	1.16	1.07	1.26	1.55	1.58

Sovereign
Million dollars

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	1,772	1,731	41	2.4

Net fees	406	410	(3)	(0.8)
Gains (losses) on financial transactions	145	9	136	—
Other operating income*	(62)	(66)	4	(6.6)

Gross income	2,261	2,083	178	8.5

Operating expenses	(989)	(915)	(74)	8.1
General administrative expenses	(872)	(812)	(61)	7.5
Personnel	(492)	(458)	(34)	7.4
Other general administrative expenses	(381)	(354)	(27)	7.6
Depreciation and amortisation	(117)	(103)	(14)	13.4

Net operating income	1,272	1,169	103	8.8

Net loan-loss provisions	(362)	(594)	232	(39.1)
Other income	(101)	(22)	(79)	352.3

Profit before taxes	809	552	257	46.5

Tax on profit	(255)	(168)	(86)	51.4

Profit from continuing operations	554	384	170	44.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	554	384	170	44.4

Minority interests	—	—	—	—

Attributable profit to the Group	554	384	170	44.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans**	51,225	48,539	2,687	5.5
Trading portfolio (w/o loans)	363	344	19	5.6
Available-for-sale financial assets	14,095	12,092	2,003	16.6
Due from credit institutions**	1,090	723	367	50.7
Intangible assets and property and equipment	750	633	116	18.4
Other assets	5,147	6,926	(1,779)	(25.7)

Total assets/liabilities & shareholders’ equity	72,670	69,256	3,413	4.9

Customer deposits**	47,451	41,341	6,110	14.8
Marketable debt securities**	2,183	2,503	(320)	(12.8)
Subordinated debt**	3,096	3,674	(577)	(15.7)
Insurance liabilities	—	—	—	—
Due to credit institutions**	11,064	14,590	(3,526)	(24.2)
Other liabilities	3,012	3,124	(112)	(3.6)
Shareholders’ equity***	5,863	4,024	1,840	45.7

Other customer funds under management	4	73	(69)	(94.0)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	4	73	(69)	(94.0)
Savings-insurance policies	—	—	—	—

Customer funds under management	52,735	47,591	5,143	10.8

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Sovereign
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	570	580	581	565	591	591	589

Net fees	132	142	135	130	127	138	141
Gains (losses) on financial transactions	8	(17)	18	29	50	39	56
Other operating income*	(22)	(22)	(21)	(22)	(22)	(23)	(17)

Gross income	688	682	713	702	746	745	770

Operating expenses	(303)	(300)	(312)	(325)	(324)	(327)	(338)
General administrative expenses	(266)	(266)	(279)	(289)	(291)	(285)	(296)
Personnel	(148)	(147)	(162)	(161)	(161)	(163)	(168)
Other general administrative expenses	(118)	(119)	(117)	(128)	(130)	(123)	(129)
Depreciation and amortisation	(37)	(33)	(33)	(36)	(33)	(42)	(42)

Net operating income	385	382	401	378	422	418	432

Net loan-loss provisions	(230)	(175)	(189)	(81)	(134)	(117)	(111)
Other income	(12)	(18)	7	(99)	(36)	(32)	(33)

Profit before taxes	143	189	220	199	252	269	288

Tax on profit	(48)	(57)	(64)	(21)	(76)	(86)	(93)

Profit from continuing operations	95	132	157	178	176	183	195

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	95	132	157	178	176	183	195

Minority interests	—	—	—	—	—	—	—

Attributable profit to the Group	95	132	157	178	176	183	195

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans**	51,815	48,898	48,539	49,070	50,932	51,174	51,225
Trading portfolio (w/o loans)	258	306	344	282	249	283	363
Available-for-sale financial assets	14,500	14,218	12,092	13,633	13,643	13,578	14,095
Due from credit institutions**	425	881	723	964	736	985	1,090
Intangible assets and property and equipment	590	590	633	678	702	729	750
Other assets	4,373	4,644	6,926	4,583	5,934	6,443	5,147

Total assets/liabilities & shareholders’ equity	71,961	69,539	69,256	69,211	72,196	73,192	72,670

Customer deposits**	42,259	41,522	41,341	42,768	47,154	47,371	47,451
Marketable debt securities**	17,054	17,012	2,503	2,599	2,130	2,531	2,183
Subordinated debt**	3,724	3,575	3,674	3,716	3,231	3,096	3,096
Insurance liabilities	—	—	—	—	—	—	—
Due to credit institutions**	1,939	63	14,590	12,783	11,122	11,471	11,064
Other liabilities	3,063	3,348	3,124	3,069	2,715	2,903	3,012
Shareholders’ equity***	3,922	4,018	4,024	4,276	5,844	5,821	5,863

Other customer funds under management	309	112	73	40	27	20	4

Mutual funds	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—
Managed portfolios	309	112	73	40	27	20	4
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	63,346	62,221	47,591	49,123	52,542	53,017	52,735

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Corporate Activities
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	(1,678)	(1,369)	(308)	22.5

Net fees	(10)	(32)	22	(68.2)
Gains (losses) on financial transactions	370	(226)	596	—
Dividends	41	42	(1)	(1.5)
Income from equity-accounted method	2	(2)	4	—
Other operating income/expenses	105	100	4	4.2

Gross income	(1,170)	(1,487)	317	(21.3)

Operating expenses	(655)	(629)	(26)	4.1
General administrative expenses	(564)	(527)	(37)	7.0
Personnel	(236)	(206)	(29)	14.3
Other general administrative expenses	(328)	(321)	(7)	2.3
Depreciation and amortisation	(91)	(102)	11	(10.9)

Net operating income	(1,824)	(2,116)	292	(13.8)

Net loan-loss provisions	40	(87)	128	—
Other income	(351)	(432)	81	(18.6)

Profit before taxes	(2,135)	(2,635)	500	(19.0)

Tax on profit	339	740	(401)	(54.2)

Profit from continuing operations	(1,796)	(1,895)	99	(5.2)

Net profit from discontinued operations	(19)	(10)	(8)	77.4

Consolidated profit	(1,814)	(1,905)	91	(4.8)

Minority interests	2	1	1	148.6

Attributable profit to the Group	(1,817)	(1,906)	89	(4.7)

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Trading portfolio (w/o loans)	4,842	4,751	91	1.9
Available-for-sale financial assets	19,806	21,063	(1,257)	(6.0)
Investments	959	37	922	—
Goodwill	25,914	23,928	1,986	8.3
Liquidity lent to the Group	15,621	40,197	(24,576)	(61.1)
Capital assigned to Group areas	67,798	64,324	3,474	5.4
Other assets	91,989	67,356	24,633	36.6

Total assets/liabilities & shareholders’ equity	226,930	221,657	5,273	2.4

Customer deposits*	11,981	14,495	(2,514)	(17.3)
Marketable debt securities*	61,382	74,396	(13,014)	(17.5)
Subordinated debt	8,973	13,866	(4,893)	(35.3)
Other liabilities	69,612	50,114	19,498	38.9
Group capital and reserves**	74,982	68,786	6,196	9.0

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	82,336	102,757	(20,421)	(19.9)

*	Including all on-balance sheet balances for this item

**	Not including profit of the year

Resources
Number of employees (direct & indirect)	2,326	2,507	(181)	(7.2)

Corporate Activities
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	(393)	(472)	(504)	(459)	(511)	(613)	(553)

Net fees	(2)	(10)	(21)	(8)	(4)	(4)	(2)
Gains (losses) on financial transactions	(55)	(73)	(97)	84	(74)	159	286
Dividends	6	24	12	22	4	17	20
Income from equity-accounted method	(1)	(1)	1	0	1	1	0
Other operating income/expenses	30	33	37	37	28	46	30

Gross income	(415)	(500)	(572)	(323)	(556)	(394)	(219)

Operating expenses	(227)	(193)	(209)	(193)	(245)	(207)	(203)
General administrative expenses	(188)	(167)	(172)	(162)	(212)	(179)	(173)
Personnel	(92)	(42)	(72)	(62)	(88)	(69)	(78)
Other general administrative expenses	(96)	(125)	(99)	(100)	(124)	(110)	(95)
Depreciation and amortisation	(39)	(26)	(38)	(31)	(33)	(28)	(30)

Net operating income	(643)	(692)	(781)	(516)	(801)	(601)	(422)

Net loan-loss provisions	(38)	(22)	(27)	(24)	(69)	87	22
Other income	(91)	(155)	(186)	4	(187)	(143)	(21)

Profit before taxes	(771)	(869)	(995)	(536)	(1,056)	(657)	(422)

Tax on profit	216	314	210	127	222	63	55

Profit from continuing operations	(555)	(555)	(784)	(409)	(834)	(594)	(367)

Net profit from discontinued operations	(10)	(0)	(0)	(3)	—	—	(19)

Consolidated profit	(565)	(555)	(784)	(412)	(834)	(594)	(386)

Minority interests	(1)	(0)	2	(26)	0	4	(2)

Attributable profit to the Group	(564)	(555)	(787)	(385)	(835)	(598)	(384)

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Trading portfolio (w/o loans)	5,146	7,240	4,751	5,123	4,833	5,268	4,842
Available-for-sale financial assets	22,467	19,628	21,063	21,288	21,386	21,890	19,806
Investments	33	62	37	38	38	39	959
Goodwill	23,602	25,345	23,928	24,622	23,856	26,527	25,914
Liquidity lent to the Group	49,607	39,147	40,197	28,265	30,235	23,035	15,621
Capital assigned to Group areas	58,705	61,110	64,324	63,187	69,132	69,199	67,798
Other assets	79,940	70,172	67,356	64,806	74,185	72,618	91,989

Total assets/liabilities & shareholders’ equity	239,500	222,703	221,657	207,329	223,665	218,575	226,930

Customer deposits*	10,197	9,692	14,495	14,258	11,448	11,256	11,981
Marketable debt securities*	80,077	75,260	74,396	62,812	64,020	61,598	61,382
Subordinated debt	16,047	15,311	13,866	12,128	10,000	9,202	8,973
Other liabilities	59,295	52,739	50,114	47,709	59,385	61,182	69,612
Group capital and reserves***	73,883	69,702	68,786	70,423	78,812	75,337	74,982

Other customer funds under management	—	—	—	—	—	—	—

Mutual funds	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—

Customer funds under management	106,321	100,262	102,757	89,198	85,469	82,056	82,336

*	Including all on-balance sheet balances for this item

**	Not including profit of the year

Spain
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	4,296	4,467	(171)	(3.8)

Net fees	1,801	1,794	7	0.4
Gains (losses) on financial transactions	171	619	(448)	(72.3)
Other operating income*	274	245	29	11.6

Gross income	6,542	7,125	(583)	(8.2)

Operating expenses	(3,073)	(3,089)	16	(0.5)
General administrative expenses	(2,775)	(2,780)	5	(0.2)
Personnel	(1,827)	(1,826)	(1)	0.1
Other general administrative expenses	(948)	(954)	6	(0.7)
Depreciation and amortisation	(298)	(309)	11	(3.6)

Net operating income	3,470	4,037	(567)	(14.0)

Net loan-loss provisions	(1,631)	(1,647)	16	(1.0)
Other income	(273)	(48)	(225)	469.9

Profit before taxes	1,566	2,342	(776)	(33.1)

Tax on profit	(410)	(600)	190	(31.7)

Profit from continuing operations	1,157	1,742	(586)	(33.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,157	1,742	(586)	(33.6)

Minority interests	36	54	(18)	(33.6)

Attributable profit to the Group	1,121	1,689	(568)	(33.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Balance sheet
Customer loans**	219,758	232,767	(13,009)	(5.6)
Trading portfolio (w/o loans)	66,688	64,286	2,402	3.7
Available-for-sale financial assets	12,156	17,091	(4,935)	(28.9)
Due from credit institutions**	16,323	65,992	(49,669)	(75.3)
Intangible assets and property and equipment	3,793	3,953	(160)	(4.0)
Other assets	8,094	13,326	(5,232)	(39.3)

Total assets/liabilities & shareholders’ equity	326,812	397,415	(70,603)	(17.8)

Customer deposits**	179,225	186,925	(7,700)	(4.1)
Marketable debt securities**	28,060	31,735	(3,675)	(11.6)
Subordinated debt**	859	1,749	(890)	(50.9)
Insurance liabilities	793	2,030	(1,237)	(60.9)
Due to credit institutions**	10,836	43,277	(32,441)	(75.0)
Other liabilities	86,898	112,762	(25,864)	(22.9)
Shareholders’ equity***	20,141	18,938	1,203	6.4

Other customer funds under management	42,244	54,235	(11,991)	(22.1)

Mutual funds	28,331	38,257	(9,926)	(25.9)
Pension funds	8,910	9,551	(640)	(6.7)
Managed portfolios	5,003	5,303	(301)	(5.7)
Savings-insurance policies	—	1,124	(1,124)	(100.0)

Customer funds under management	250,388	274,643	(24,255)	(8.8)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	7.27	11.92	(4.65 p.	)
Efficiency ratio (with amortisations)	47.0	43.3	3.7 p.
NPL ratio	5.15	3.88	1.27 p.
NPL coverage	46	65	(19 p.	)
Number of employees (direct & indirect)	33,214	33,536	(322)		(1.0)
Number of branches	4,785	4,856	(71)		(1.5)

Spain
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	1,627	1,493	1,347	1,278	1,339	1,506	1,451

Net fees	631	585	578	544	621	607	573
Gains (losses) on financial transactions	285	205	129	177	227	(10)	(46)
Other operating income*	43	131	72	100	61	152	61

Gross income	2,586	2,414	2,126	2,100	2,248	2,256	2,038

Operating expenses	(1,022)	(1,035)	(1,032)	(1,055)	(1,027)	(1,028)	(1,018)
General administrative expenses	(922)	(929)	(929)	(936)	(929)	(927)	(919)
Personnel	(601)	(621)	(604)	(598)	(610)	(614)	(604)
Other general administrative expenses	(321)	(308)	(325)	(337)	(319)	(313)	(315)
Depreciation and amortisation	(100)	(106)	(103)	(119)	(98)	(101)	(99)

Net operating income	1,564	1,379	1,094	1,045	1,222	1,229	1,020

Net loan-loss provisions	(327)	(352)	(968)	(527)	(312)	(595)	(724)
Other income	(10)	(27)	(11)	(75)	(75)	(101)	(96)

Profit before taxes	1,227	1,001	115	443	835	532	199

Tax on profit	(335)	(272)	7	(119)	(226)	(132)	(51)

Profit from continuing operations	892	728	122	325	609	400	148

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	892	728	122	325	609	400	148

Minority interests	22	25	7	5	16	13	7

Attributable profit to the Group	870	704	115	320	593	387	141

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Balance sheet
Customer loans**	234,551	239,575	232,767	228,863	223,519	222,604	219,758
Trading portfolio (w/o loans)	56,654	59,725	64,286	48,860	42,230	47,412	66,688
Available-for-sale financial assets	17,136	15,193	17,091	13,837	14,620	14,691	12,156
Due from credit institutions**	56,388	57,802	65,992	23,946	21,569	17,480	16,323
Intangible assets and property and equipment	3,992	3,995	3,953	3,934	3,953	3,939	3,793
Other assets	15,046	13,635	13,326	12,145	8,320	9,805	8,094

Total assets/liabilities & shareholders’ equity	383,767	389,925	397,415	331,585	314,211	315,932	326,812

Customer deposits**	165,806	185,206	186,925	187,834	192,573	182,192	179,225
Marketable debt securities**	32,030	31,150	31,735	31,206	30,449	29,538	28,060
Subordinated debt**	1,752	1,788	1,749	1,736	1,216	1,237	859
Insurance liabilities	5,456	2,914	2,030	808	889	837	793
Due to credit institutions**	55,262	41,747	43,277	4,868	3,280	7,186	10,836
Other liabilities	104,918	107,767	112,762	85,389	65,245	74,231	86,898
Shareholders’ equity***	18,544	19,353	18,938	19,743	20,558	20,711	20,141

Other customer funds under management	59,773	55,221	54,235	49,313	46,795	45,276	42,244

Mutual funds	40,271	38,395	38,257	34,310	31,974	30,209	28,331
Pension funds	9,826	9,425	9,551	9,650	9,602	9,477	8,910
Managed portfolios	5,388	5,313	5,303	5,353	5,220	5,590	5,003
Savings-insurance policies	4,288	2,087	1,124	0	(0)	—	—

Customer funds under management	259,360	273,364	274,643	270,089	271,034	258,243	250,388

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.59	3.71	3.88	4.24	4.57	4.81	5.15
NPL coverage	68	64	65	58	53	49	46

Retail Banking
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	22,486	21,395	1,091	5.1

Net fees	6,797	6,039	758	12.6
Gains (losses) on financial transactions	968	977	(9)	(0.9)
Other operating income*	(327)	(176)	(152)	86.3

Gross income	29,924	28,235	1,689	6.0

Operating expenses	(12,583)	(11,526)	(1,057)	9.2
General administrative expenses	(11,231)	(10,348)	(882)	8.5
Personnel	(6,585)	(5,927)	(658)	11.1
Other general administrative expenses	(4,646)	(4,422)	(224)	5.1
Depreciation and amortisation	(1,352)	(1,178)	(174)	14.8

Net operating income	17,341	16,709	632	3.8

Net loan-loss provisions	(7,687)	(7,768)	81	(1.0)
Other income	(2,036)	(753)	(1,283)	170.3

Profit before taxes	7,618	8,188	(570)	(7.0)

Tax on profit	(1,852)	(1,905)	53	(2.8)

Profit from continuing operations	5,766	6,282	(517)	(8.2)

Net profit from discontinued operations	(3)	(7)	4	(57.0)

Consolidated profit	5,763	6,276	(513)	(8.2)

Minority interests	433	486	(53)	(10.9)

Attributable profit to the Group	5,330	5,790	(460)	(7.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Business volumes
Total assets	875,473	892,082	(16,609)	(1.9)
Customer loans	656,400	643,611	12,788	2.0
Customer deposits	521,572	505,224	16,348	3.2

Retail Banking
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	6,928	7,169	7,298	7,090	7,383	7,543	7,559

Net fees	1,910	2,070	2,060	2,023	2,173	2,314	2,311
Gains (losses) on financial transactions	269	353	355	360	326	427	215
Other operating income*	(38)	(58)	(79)	(80)	(99)	(107)	(121)

Gross income	9,068	9,534	9,633	9,393	9,783	10,176	9,964

Operating expenses	(3,620)	(3,894)	(4,011)	(4,014)	(4,098)	(4,196)	(4,289)
General administrative expenses	(3,247)	(3,490)	(3,611)	(3,577)	(3,666)	(3,741)	(3,824)
Personnel	(1,859)	(1,999)	(2,069)	(2,079)	(2,156)	(2,186)	(2,243)
Other general administrative expenses	(1,388)	(1,491)	(1,542)	(1,498)	(1,510)	(1,555)	(1,581)
Depreciation and amortisation	(373)	(405)	(400)	(437)	(432)	(455)	(465)

Net operating income	5,448	5,640	5,621	5,380	5,685	5,980	5,675

Net loan-loss provisions	(2,447)	(2,441)	(2,880)	(2,376)	(2,131)	(2,671)	(2,886)
Other income	(286)	(248)	(219)	(334)	(389)	(1,284)	(362)

Profit before taxes	2,715	2,951	2,522	2,669	3,165	2,025	2,428

Tax on profit	(628)	(702)	(576)	(712)	(808)	(438)	(606)

Profit from continuing operations	2,087	2,249	1,946	1,956	2,357	1,587	1,822

Net profit from discontinued operations	(2)	(1)	(4)	(7)	(6)	(0)	3

Consolidated profit	2,085	2,248	1,943	1,949	2,352	1,586	1,825

Minority interests	128	168	189	160	169	161	103

Attributable profit to the Group	1,957	2,080	1,754	1,789	2,183	1,426	1,722

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Business volumes
Total assets	836,085	900,570	892,082	859,889	851,363	867,858	875,473
Customer loans	620,265	655,547	643,611	650,472	644,262	647,713	656,400
Customer deposits	468,295	510,760	505,224	513,418	510,883	518,197	521,572

Retail Banking Continental Europe
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	7,326	6,919	407	5.9

Net fees	2,649	2,281	368	16.1
Gains (losses) on financial transactions	230	248	(17)	(7.0)
Other operating income*	7	43	(36)	(84.1)

Gross income	10,212	9,490	722	7.6

Operating expenses	(4,258)	(3,774)	(484)	12.8
General administrative expenses	(3,863)	(3,410)	(453)	13.3
Personnel	(2,411)	(2,156)	(254)	11.8
Other general administrative expenses	(1,453)	(1,254)	(199)	15.8
Depreciation and amortisation	(394)	(364)	(30)	8.4

Net operating income	5,955	5,716	238	4.2

Net loan-loss provisions	(2,800)	(3,006)	206	(6.9)
Other income	(305)	(46)	(259)	563.0

Profit before taxes	2,850	2,665	185	7.0

Tax on profit	(730)	(647)	(83)	12.8

Profit from continuing operations	2,121	2,018	103	5.1

Net profit from discontinued operations	(3)	(7)	4	(57.0)

Consolidated profit	2,118	2,012	106	5.3

Minority interests	95	74	21	27.7

Attributable profit to the Group	2,023	1,937	86	4.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	2,398	2,267	2,253	2,174	2,309	2,529	2,488

Net fees	757	763	761	755	832	918	899
Gains (losses) on financial transactions	87	97	63	111	71	84	76
Other operating income*	9	22	12	10	(4)	27	(16)

Gross income	3,251	3,149	3,090	3,051	3,208	3,557	3,447

Operating expenses	(1,236)	(1,241)	(1,297)	(1,317)	(1,338)	(1,465)	(1,454)
General administrative expenses	(1,117)	(1,118)	(1,175)	(1,185)	(1,214)	(1,329)	(1,320)
Personnel	(710)	(711)	(735)	(736)	(760)	(828)	(822)
Other general administrative expenses	(406)	(407)	(440)	(448)	(454)	(501)	(497)
Depreciation and amortisation	(119)	(123)	(122)	(132)	(124)	(136)	(135)

Net operating income	2,016	1,908	1,792	1,734	1,870	2,092	1,993

Net loan-loss provisions	(756)	(795)	(1,455)	(981)	(658)	(989)	(1,153)
Other income	(23)	(40)	16	(106)	(82)	(118)	(104)

Profit before taxes	1,237	1,074	354	647	1,130	985	736

Tax on profit	(328)	(275)	(43)	(188)	(310)	(247)	(172)

Profit from continuing operations	909	799	310	458	820	738	563

Net profit from discontinued operations	(2)	(1)	(4)	(7)	(6)	(0)	3

Consolidated profit	907	798	306	451	814	737	566

Minority interests	26	29	20	16	36	35	24

Attributable profit to the Group	882	769	287	435	778	703	542

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	3,810	3,970	(160)	(4.0)

Net fees	1,439	1,408	31	2.2
Gains (losses) on financial transactions	198	217	(19)	(8.7)
Other operating income*	(6)	28	(34)	—

Gross income	5,441	5,623	(182)	(3.2)

Operating expenses	(2,551)	(2,582)	30	(1.2)
General administrative expenses	(2,311)	(2,342)	31	(1.3)
Personnel	(1,534)	(1,546)	12	(0.8)
Other general administrative expenses	(777)	(796)	19	(2.4)
Depreciation and amortisation	(240)	(240)	(0)	0.2

Net operating income	2,889	3,042	(152)	(5.0)

Net loan-loss provisions	(1,566)	(1,639)	73	(4.5)
Other income	(237)	(30)	(208)	700.4

Profit before taxes	1,086	1,373	(287)	(20.9)

Tax on profit	(269)	(330)	62	(18.7)

Profit from continuing operations	818	1,043	(225)	(21.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	818	1,043	(225)	(21.6)

Minority interests	30	50	(20)	(39.5)

Attributable profit to the Group	788	993	(205)	(20.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	1,464	1,317	1,189	1,122	1,190	1,317	1,303

Net fees	488	467	453	435	485	486	468
Gains (losses) on financial transactions	75	83	59	120	78	68	51
Other operating income*	1	19	7	13	(3)	7	(10)

Gross income	2,028	1,887	1,708	1,689	1,751	1,878	1,812

Operating expenses	(859)	(862)	(861)	(871)	(852)	(854)	(845)
General administrative expenses	(780)	(782)	(780)	(786)	(774)	(772)	(765)
Personnel	(517)	(519)	(510)	(510)	(512)	(515)	(507)
Other general administrative expenses	(263)	(263)	(270)	(276)	(261)	(257)	(259)
Depreciation and amortisation	(79)	(80)	(80)	(85)	(79)	(82)	(80)

Net operating income	1,170	1,025	847	819	898	1,024	967

Net loan-loss provisions	(349)	(346)	(944)	(520)	(313)	(542)	(711)
Other income	(10)	(10)	(9)	(75)	(71)	(94)	(73)

Profit before taxes	810	669	(106)	224	515	388	183

Tax on profit	(221)	(181)	72	(56)	(136)	(89)	(43)

Profit from continuing operations	590	487	(34)	168	379	299	140

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	590	487	(34)	168	379	299	140

Minority interests	21	24	5	3	14	11	5

Attributable profit to the Group	569	464	(40)	164	365	288	135

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	408	508	(100)	(19.7)

Net fees	206	218	(11)	(5.2)
Gains (losses) on financial transactions	(11)	30	(41)	—
Other operating income*	3	6	(3)	(56.2)

Gross income	606	761	(155)	(20.4)

Operating expenses	(365)	(372)	6	(1.7)
General administrative expenses	(316)	(321)	5	(1.5)
Personnel	(221)	(223)	2	(1.0)
Other general administrative expenses	(96)	(98)	3	(2.6)
Depreciation and amortisation	(49)	(51)	2	(3.0)

Net operating income	240	389	(149)	(38.2)

Net loan-loss provisions	(118)	(102)	(16)	15.4
Other income	(41)	29	(69)	—

Profit before taxes	82	316	(234)	(74.1)

Tax on profit	(4)	(38)	34	(89.2)

Profit from continuing operations	78	278	(200)	(72.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	78	278	(200)	(72.0)

Minority interests	(0)	0	(0)	—

Attributable profit to the Group	78	278	(200)	(71.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	176	171	161	156	154	136	117

Net fees	72	75	71	70	71	66	69
Gains (losses) on financial transactions	12	19	(0)	4	(1)	(5)	(4)
Other operating income*	3	3	0	(0)	1	0	2

Gross income	262	266	232	230	225	198	183

Operating expenses	(119)	(123)	(129)	(129)	(121)	(122)	(123)
General administrative expenses	(103)	(106)	(113)	(111)	(105)	(106)	(106)
Personnel	(71)	(74)	(78)	(76)	(73)	(73)	(74)
Other general administrative expenses	(32)	(32)	(35)	(35)	(32)	(32)	(32)
Depreciation and amortisation	(17)	(17)	(17)	(18)	(16)	(16)	(17)

Net operating income	143	143	103	101	104	77	60

Net loan-loss provisions	(15)	(42)	(44)	(8)	(33)	(39)	(46)
Other income	(8)	(0)	37	(8)	(8)	(14)	(19)

Profit before taxes	120	101	95	86	62	24	(4)

Tax on profit	(18)	(7)	(13)	(20)	(5)	(7)	8

Profit from continuing operations	101	94	82	66	57	17	3

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	101	94	82	66	57	17	3

Minority interests	0	(0)	0	0	0	(0)	(0)

Attributable profit to the Group	101	94	82	66	57	17	4

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	1.85	1.92	2.03	2.11	2.08	1.75	1.68

Spread loans	1.76	1.82	1.82	1.88	1.96	2.06	2.15
Spread deposits	0.09	0.10	0.21	0.23	0.12	(0.31)	(0.47)

Retail Banking United Kingdom
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	3,128	3,550	(421)	(11.9)

Net fees	722	701	20	2.9
Gains (losses) on financial transactions	44	9	35	399.5
Other operating income*	10	19	(9)	(46.7)

Gross income	3,904	4,279	(374)	(8.8)

Operating expenses	(1,720)	(1,761)	41	(2.4)
General administrative expenses	(1,454)	(1,533)	79	(5.1)
Personnel	(908)	(884)	(24)	2.7
Other general administrative expenses	(547)	(649)	102	(15.7)
Depreciation and amortisation	(265)	(228)	(37)	16.3

Net operating income	2,184	2,517	(333)	(13.2)

Net loan-loss provisions	(426)	(763)	338	(44.2)
Other income	(945)	(24)	(921)	—

Profit before taxes	814	1,730	(916)	(53.0)

Tax on profit	(258)	(492)	233	(47.5)

Profit from continuing operations	556	1,238	(683)	(55.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	556	1,238	(683)	(55.1)

Minority interests	0	0	(0)	(93.1)

Attributable profit to the Group	556	1,238	(683)	(55.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	1,147	1,178	1,225	1,153	1,105	1,018	1,005

Net fees	230	246	225	206	209	262	251
Gains (losses) on financial transactions	(3)	13	(1)	(44)	16	35	(7)
Other operating income*	6	6	6	7	4	4	2

Gross income	1,380	1,443	1,455	1,322	1,333	1,320	1,251

Operating expenses	(567)	(598)	(597)	(575)	(593)	(562)	(565)
General administrative expenses	(492)	(518)	(523)	(497)	(503)	(475)	(476)
Personnel	(282)	(299)	(303)	(283)	(306)	(288)	(313)
Other general administrative expenses	(209)	(219)	(220)	(214)	(197)	(187)	(163)
Depreciation and amortisation	(75)	(80)	(73)	(78)	(90)	(87)	(89)

Net operating income	814	845	858	747	740	758	687

Net loan-loss provisions	(270)	(255)	(238)	(201)	(139)	(128)	(159)
Other income	(6)	(9)	(9)	(98)	(43)	(874)	(28)

Profit before taxes	538	581	611	448	559	(245)	500

Tax on profit	(156)	(152)	(184)	(123)	(166)	49	(142)

Profit from continuing operations	382	429	427	325	393	(196)	358

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	382	429	427	325	393	(196)	358

Minority interests	0	0	0	0	(0)	0	(0)

Attributable profit to the Group	382	429	427	325	393	(196)	358

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	1.99	1.99	2.03	2.03	2.04	1.97	1.96

Spread loans	2.05	2.13	2.20	2.28	2.34	2.35	2.42
Spread deposits	(0.06)	(0.14)	(0.17)	(0.25)	(0.30)	(0.38)	(0.45)

Retail Banking United Kingdom
Million pound sterling

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	2,725	3,040	(315)	(10.3)

Net fees	629	601	28	4.7
Gains (losses) on financial transactions	38	8	31	408.2
Other operating income*	9	16	(7)	(45.7)

Gross income	3,401	3,664	(263)	(7.2)

Operating expenses	(1,498)	(1,508)	10	(0.7)
General administrative expenses	(1,267)	(1,313)	46	(3.5)
Personnel	(791)	(757)	(34)	4.4
Other general administrative expenses	(476)	(556)	79	(14.3)
Depreciation and amortisation	(231)	(195)	(36)	18.3

Net operating income	1,903	2,156	(253)	(11.7)

Net loan-loss provisions	(371)	(654)	283	(43.3)
Other income	(823)	(20)	(802)	—

Profit before taxes	709	1,482	(773)	(52.1)

Tax on profit	(225)	(421)	196	(46.5)

Profit from continuing operations	484	1,060	(576)	(54.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	484	1,060	(576)	(54.4)

Minority interests	0	0	(0)	(93.0)

Attributable profit to the Group	484	1,060	(576)	(54.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million pound sterling

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	1,018	1,003	1,019	991	943	900	883

Net fees	204	209	187	177	178	231	220
Gains (losses) on financial transactions	(2)	11	(1)	(38)	14	30	(6)
Other operating income*	5	6	5	6	3	4	2

Gross income	1,225	1,229	1,210	1,136	1,138	1,164	1,099

Operating expenses	(503)	(509)	(496)	(494)	(506)	(496)	(496)
General administrative expenses	(436)	(441)	(435)	(427)	(430)	(420)	(418)
Personnel	(251)	(255)	(252)	(243)	(262)	(255)	(274)
Other general administrative expenses	(186)	(187)	(183)	(184)	(168)	(165)	(144)
Depreciation and amortisation	(67)	(68)	(61)	(67)	(77)	(77)	(78)

Net operating income	722	720	714	642	632	668	603

Net loan-loss provisions	(239)	(217)	(197)	(173)	(118)	(113)	(139)
Other income	(5)	(7)	(8)	(84)	(36)	(759)	(27)

Profit before taxes	478	495	509	385	477	(205)	437

Tax on profit	(139)	(129)	(154)	(106)	(141)	40	(124)

Profit from continuing operations	339	366	355	279	336	(164)	313

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	339	366	355	279	336	(164)	313

Minority interests	0	0	0	0	(0)	0	(0)

Attributable profit to the Group	339	366	355	279	336	(164)	313

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	10,800	9,623	1,177	12.2

Net fees	3,155	2,751	403	14.7
Gains (losses) on financial transactions	597	720	(122)	(17.0)
Other operating income*	(300)	(186)	(114)	61.1

Gross income	14,252	12,908	1,344	10.4

Operating expenses	(5,909)	(5,302)	(607)	11.5
General administrative expenses	(5,300)	(4,795)	(505)	10.5
Personnel	(2,920)	(2,541)	(379)	14.9
Other general administrative expenses	(2,380)	(2,254)	(126)	5.6
Depreciation and amortisation	(609)	(507)	(102)	20.2

Net operating income	8,343	7,606	737	9.7

Net loan-loss provisions	(4,211)	(3,549)	(662)	18.7
Other income	(715)	(666)	(48)	7.3

Profit before taxes	3,417	3,390	26	0.8

Tax on profit	(697)	(645)	(52)	8.0

Profit from continuing operations	2,720	2,745	(26)	(0.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,720	2,745	(26)	(0.9)

Minority interests	338	412	(73)	(17.8)

Attributable profit to the Group	2,381	2,334	48	2.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	2,975	3,272	3,376	3,354	3,545	3,596	3,658

Net fees	828	952	972	967	1,045	1,044	1,065
Gains (losses) on financial transactions	179	259	282	275	204	284	109
Other operating income*	(36)	(69)	(81)	(82)	(82)	(123)	(95)

Gross income	3,945	4,414	4,548	4,515	4,713	4,802	4,737

Operating expenses	(1,601)	(1,822)	(1,878)	(1,885)	(1,933)	(1,944)	(2,033)
General administrative expenses	(1,449)	(1,647)	(1,699)	(1,685)	(1,738)	(1,741)	(1,821)
Personnel	(760)	(874)	(907)	(942)	(973)	(957)	(990)
Other general administrative expenses	(689)	(772)	(792)	(743)	(766)	(784)	(831)
Depreciation and amortisation	(152)	(175)	(179)	(201)	(195)	(203)	(212)

Net operating income	2,344	2,592	2,670	2,629	2,780	2,859	2,704

Net loan-loss provisions	(1,256)	(1,251)	(1,042)	(1,138)	(1,239)	(1,473)	(1,500)
Other income	(249)	(186)	(232)	(55)	(238)	(270)	(206)

Profit before taxes	839	1,155	1,396	1,436	1,303	1,116	998

Tax on profit	(110)	(233)	(302)	(389)	(280)	(187)	(229)

Profit from continuing operations	729	922	1,094	1,047	1,023	929	768

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	729	922	1,094	1,047	1,023	929	768

Minority interests	103	139	170	144	133	126	79

Attributable profit to the Group	626	783	925	903	890	803	689

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	15,180	12,619	2,561	20.3

Net fees	4,434	3,608	826	22.9
Gains (losses) on financial transactions	840	944	(104)	(11.0)
Other operating income*	(422)	(244)	(178)	72.7

Gross income	20,032	16,926	3,106	18.3

Operating expenses	(8,306)	(6,953)	(1,353)	19.5
General administrative expenses	(7,450)	(6,288)	(1,162)	18.5
Personnel	(4,104)	(3,332)	(772)	23.2
Other general administrative expenses	(3,345)	(2,955)	(390)	13.2
Depreciation and amortisation	(856)	(665)	(191)	28.8

Net operating income	11,726	9,973	1,752	17.6

Net loan-loss provisions	(5,919)	(4,654)	(1,265)	27.2
Other income	(1,004)	(874)	(131)	15.0

Profit before taxes	4,802	4,446	356	8.0

Tax on profit	(980)	(846)	(134)	15.8

Profit from continuing operations	3,823	3,600	223	6.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,823	3,600	223	6.2

Minority interests	475	540	(64)	(11.9)

Attributable profit to the Group	3,347	3,060	287	9.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	4,111	4,151	4,357	4,548	4,847	5,167	5,166

Net fees	1,144	1,210	1,254	1,311	1,429	1,501	1,504
Gains (losses) on financial transactions	247	332	364	372	279	406	154
Other operating income*	(50)	(89)	(105)	(110)	(112)	(175)	(135)

Gross income	5,452	5,603	5,871	6,120	6,443	6,899	6,689

Operating expenses	(2,213)	(2,315)	(2,425)	(2,555)	(2,642)	(2,793)	(2,870)
General administrative expenses	(2,002)	(2,092)	(2,194)	(2,284)	(2,376)	(2,502)	(2,571)
Personnel	(1,050)	(1,111)	(1,171)	(1,276)	(1,330)	(1,376)	(1,398)
Other general administrative expenses	(952)	(980)	(1,023)	(1,008)	(1,047)	(1,126)	(1,173)
Depreciation and amortisation	(211)	(223)	(231)	(271)	(266)	(291)	(299)

Net operating income	3,239	3,289	3,446	3,566	3,801	4,106	3,819

Net loan-loss provisions	(1,735)	(1,580)	(1,338)	(1,547)	(1,694)	(2,109)	(2,117)
Other income	(344)	(231)	(299)	(81)	(326)	(387)	(292)

Profit before taxes	1,160	1,477	1,809	1,938	1,781	1,611	1,410

Tax on profit	(153)	(301)	(392)	(521)	(383)	(273)	(324)

Profit from continuing operations	1,007	1,176	1,417	1,417	1,398	1,338	1,086

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	1,007	1,176	1,417	1,417	1,398	1,338	1,086

Minority interests	142	178	220	195	182	181	112

Attributable profit to the Group	866	998	1,197	1,222	1,216	1,157	974

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	7,928	6,797	1,131	16.6

Net fees	2,064	1,757	307	17.5
Gains (losses) on financial transactions	434	587	(154)	(26.1)
Other operating income*	(250)	(147)	(102)	69.6

Gross income	10,177	8,995	1,182	13.1

Operating expenses	(4,062)	(3,619)	(444)	12.3
General administrative expenses	(3,634)	(3,284)	(349)	10.6
Personnel	(1,962)	(1,696)	(267)	15.7
Other general administrative expenses	(1,671)	(1,588)	(83)	5.2
Depreciation and amortisation	(429)	(334)	(94)	28.2

Net operating income	6,114	5,376	738	13.7

Net loan-loss provisions	(3,498)	(2,787)	(710)	25.5
Other income	(782)	(620)	(162)	26.2

Profit before taxes	1,835	1,969	(134)	(6.8)

Tax on profit	(435)	(432)	(3)	0.8

Profit from continuing operations	1,400	1,537	(138)	(9.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,400	1,537	(138)	(9.0)

Minority interests	233	217	16	7.4

Attributable profit to the Group	1,167	1,320	(154)	(11.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	2,096	2,291	2,410	2,407	2,613	2,643	2,671

Net fees	527	606	625	613	682	686	696
Gains (losses) on financial transactions	140	226	221	267	127	215	92
Other operating income*	(23)	(60)	(64)	(69)	(65)	(112)	(73)

Gross income	2,740	3,063	3,192	3,218	3,357	3,433	3,387

Operating expenses	(1,095)	(1,239)	(1,285)	(1,289)	(1,339)	(1,337)	(1,386)
General administrative expenses	(994)	(1,126)	(1,164)	(1,152)	(1,205)	(1,192)	(1,236)
Personnel	(509)	(579)	(608)	(638)	(661)	(640)	(661)
Other general administrative expenses	(485)	(547)	(556)	(514)	(544)	(552)	(575)
Depreciation and amortisation	(100)	(113)	(121)	(136)	(134)	(145)	(150)

Net operating income	1,645	1,824	1,907	1,929	2,018	2,096	2,001

Net loan-loss provisions	(958)	(997)	(832)	(930)	(1,031)	(1,255)	(1,213)
Other income	(224)	(179)	(216)	(113)	(234)	(266)	(282)

Profit before taxes	463	648	858	886	753	575	506

Tax on profit	(62)	(145)	(225)	(300)	(179)	(104)	(152)

Profit from continuing operations	401	504	633	586	574	472	354

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	401	504	633	586	574	472	354

Minority interests	51	67	99	100	99	81	53

Attributable profit to the Group	350	437	534	486	475	391	301

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	16.13	16.23	15.81	15.42	15.84	16.17	15.41

Spread loans	15.26	15.29	14.73	14.29	14.72	15.05	14.23
Spread deposits	0.87	0.94	1.08	1.13	1.12	1.12	1.18

Retail Banking Brazil
Million dollars

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	11,143	8,913	2,230	25.0

Net fees	2,902	2,304	597	25.9
Gains (losses) on financial transactions	610	770	(161)	(20.8)
Other operating income*	(351)	(193)	(158)	81.8

Gross income	14,303	11,795	2,509	21.3

Operating expenses	(5,710)	(4,745)	(965)	20.3
General administrative expenses	(5,107)	(4,307)	(800)	18.6
Personnel	(2,758)	(2,224)	(534)	24.0
Other general administrative expenses	(2,349)	(2,083)	(266)	12.8
Depreciation and amortisation	(603)	(438)	(164)	37.4

Net operating income	8,594	7,050	1,544	21.9

Net loan-loss provisions	(4,916)	(3,655)	(1,261)	34.5
Other income	(1,099)	(812)	(286)	35.3

Profit before taxes	2,579	2,582	(4)	(0.1)

Tax on profit	(611)	(566)	(45)	8.0

Profit from continuing operations	1,967	2,016	(49)	(2.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,967	2,016	(49)	(2.4)

Minority interests	327	284	43	15.1

Attributable profit to the Group	1,640	1,732	(92)	(5.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	2,896	2,905	3,111	3,262	3,573	3,798	3,772

Net fees	728	770	807	831	932	986	983
Gains (losses) on financial transactions	194	291	286	360	174	305	131
Other operating income*	(32)	(77)	(84)	(93)	(89)	(159)	(103)

Gross income	3,786	3,888	4,121	4,360	4,590	4,931	4,783

Operating expenses	(1,513)	(1,573)	(1,659)	(1,746)	(1,831)	(1,922)	(1,957)
General administrative expenses	(1,374)	(1,430)	(1,502)	(1,562)	(1,648)	(1,714)	(1,746)
Personnel	(703)	(736)	(785)	(864)	(904)	(920)	(934)
Other general administrative expenses	(671)	(695)	(718)	(698)	(744)	(793)	(812)
Depreciation and amortisation	(139)	(143)	(157)	(184)	(183)	(208)	(211)

Net operating income	2,273	2,315	2,461	2,614	2,759	3,009	2,826

Net loan-loss provisions	(1,324)	(1,262)	(1,070)	(1,263)	(1,409)	(1,795)	(1,712)
Other income	(310)	(223)	(279)	(157)	(319)	(381)	(398)

Profit before taxes	640	830	1,112	1,194	1,030	833	716

Tax on profit	(86)	(188)	(293)	(402)	(245)	(151)	(215)

Profit from continuing operations	554	642	820	792	785	681	501

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	554	642	820	792	785	681	501

Minority interests	70	85	129	134	136	117	75

Attributable profit to the Group	483	557	691	658	649	565	426

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	18,177	15,869	2,308	14.5

Net fees	4,733	4,103	631	15.4
Gains (losses) on financial transactions	995	1,371	(377)	(27.5)
Other operating income*	(573)	(344)	(229)	66.6

Gross income	23,332	20,999	2,333	11.1

Operating expenses	(9,314)	(8,448)	(866)	10.2
General administrative expenses	(8,331)	(7,667)	(663)	8.7
Personnel	(4,499)	(3,959)	(540)	13.6
Other general administrative expenses	(3,832)	(3,708)	(123)	3.3
Depreciation and amortisation	(983)	(781)	(202)	25.9

Net operating income	14,018	12,551	1,467	11.7

Net loan-loss provisions	(8,020)	(6,508)	(1,512)	23.2
Other income	(1,793)	(1,446)	(346)	23.9

Profit before taxes	4,206	4,597	(391)	(8.5)

Tax on profit	(997)	(1,008)	11	(1.0)

Profit from continuing operations	3,209	3,589	(380)	(10.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,209	3,589	(380)	(10.6)

Minority interests	534	507	28	5.4

Attributable profit to the Group	2,675	3,083	(408)	(13.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	5,219	5,208	5,443	5,541	5,955	6,068	6,154

Net fees	1,312	1,380	1,411	1,410	1,553	1,576	1,604
Gains (losses) on financial transactions	349	521	501	617	290	492	213
Other operating income*	(58)	(139)	(147)	(160)	(148)	(256)	(168)

Gross income	6,822	6,970	7,208	7,408	7,650	7,879	7,803

Operating expenses	(2,726)	(2,820)	(2,902)	(2,966)	(3,052)	(3,069)	(3,193)
General administrative expenses	(2,476)	(2,564)	(2,628)	(2,653)	(2,747)	(2,736)	(2,848)
Personnel	(1,267)	(1,319)	(1,373)	(1,470)	(1,507)	(1,469)	(1,524)
Other general administrative expenses	(1,208)	(1,245)	(1,255)	(1,183)	(1,240)	(1,268)	(1,324)
Depreciation and amortisation	(250)	(256)	(274)	(314)	(305)	(333)	(345)

Net operating income	4,096	4,150	4,306	4,442	4,598	4,810	4,610

Net loan-loss provisions	(2,385)	(2,261)	(1,861)	(2,140)	(2,349)	(2,878)	(2,793)
Other income	(558)	(400)	(488)	(258)	(532)	(611)	(650)

Profit before taxes	1,153	1,488	1,956	2,043	1,717	1,322	1,168

Tax on profit	(155)	(337)	(516)	(694)	(408)	(238)	(351)

Profit from continuing operations	998	1,151	1,440	1,349	1,309	1,083	817

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	998	1,151	1,440	1,349	1,309	1,083	817

Minority interests	127	153	227	230	227	186	122

Attributable profit to the Group	871	999	1,213	1,119	1,082	898	695

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	1,081	1,098	(18)	(1.6)

Net fees	371	337	33	9.9
Gains (losses) on financial transactions	105	26	79	306.4
Other operating income*	(30)	(25)	(5)	18.2

Gross income	1,527	1,436	90	6.3

Operating expenses	(631)	(593)	(38)	6.4
General administrative expenses	(559)	(521)	(37)	7.1
Personnel	(298)	(268)	(30)	11.1
Other general administrative expenses	(261)	(253)	(7)	2.9
Depreciation and amortisation	(73)	(72)	(1)	1.5

Net operating income	895	843	52	6.2

Net loan-loss provisions	(259)	(357)	98	(27.4)
Other income	54	(39)	93	—

Profit before taxes	690	447	243	54.2

Tax on profit	(103)	(47)	(56)	119.4

Profit from continuing operations	587	400	186	46.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	587	400	186	46.6

Minority interests	1	86	(85)	(98.8)

Attributable profit to the Group	586	314	272	86.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	346	384	368	351	351	355	375

Net fees	103	120	115	117	128	120	123
Gains (losses) on financial transactions	(1)	7	20	(11)	57	43	5
Other operating income*	(12)	(3)	(10)	(2)	(10)	(6)	(14)

Gross income	436	508	492	455	526	511	489

Operating expenses	(184)	(203)	(206)	(211)	(199)	(209)	(223)
General administrative expenses	(162)	(176)	(183)	(186)	(175)	(185)	(199)
Personnel	(84)	(91)	(93)	(95)	(100)	(100)	(98)
Other general administrative expenses	(79)	(85)	(90)	(91)	(75)	(85)	(101)
Depreciation and amortisation	(21)	(27)	(24)	(25)	(24)	(24)	(24)

Net operating income	252	305	286	244	327	302	267

Net loan-loss provisions	(133)	(122)	(102)	(110)	(74)	(89)	(95)
Other income	(10)	(20)	(9)	10	(6)	(1)	60

Profit before taxes	109	163	175	144	247	211	232

Tax on profit	2	(30)	(19)	6	(37)	(35)	(31)

Profit from continuing operations	111	134	156	150	210	176	201

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	111	134	156	150	210	176	201

Minority interests	27	32	28	0	0	0	0

Attributable profit to the Group	84	102	128	150	209	176	200

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	12.08	11.42	11.23	10.98	10.67	10.44	10.26

Spread loans	10.03	9.50	9.20	8.93	8.58	8.40	8.27
Spread deposits	2.05	1.92	2.03	2.05	2.09	2.04	1.99

Retail Banking Mexico
Million dollars

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	1,519	1,440	79	5.5

Net fees	521	442	79	17.8
Gains (losses) on financial transactions	147	34	113	335.6
Other operating income*	(42)	(33)	(9)	26.7

Gross income	2,146	1,884	262	13.9

Operating expenses	(887)	(778)	(110)	14.1
General administrative expenses	(785)	(684)	(101)	14.8
Personnel	(419)	(351)	(67)	19.1
Other general administrative expenses	(366)	(332)	(34)	10.3
Depreciation and amortisation	(102)	(94)	(8)	8.7

Net operating income	1,258	1,106	153	13.8

Net loan-loss provisions	(364)	(468)	104	(22.2)
Other income	75	(52)	127	—

Profit before taxes	970	587	383	65.3

Tax on profit	(145)	(62)	(83)	135.2

Profit from continuing operations	825	525	300	57.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	825	525	300	57.1

Minority interests	1	113	(112)	(98.8)

Attributable profit to the Group	823	412	411	99.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	479	488	474	477	480	509	530

Net fees	142	152	149	159	174	173	174
Gains (losses) on financial transactions	(1)	9	26	(15)	78	62	7
Other operating income*	(17)	(3)	(13)	(3)	(14)	(9)	(19)

Gross income	602	646	635	618	719	735	691

Operating expenses	(254)	(258)	(266)	(286)	(272)	(301)	(315)
General administrative expenses	(225)	(223)	(236)	(252)	(239)	(266)	(281)
Personnel	(116)	(115)	(120)	(129)	(137)	(144)	(138)
Other general administrative expenses	(108)	(108)	(116)	(123)	(102)	(122)	(142)
Depreciation and amortisation	(29)	(34)	(30)	(33)	(33)	(35)	(34)

Net operating income	348	389	369	332	447	435	377

Net loan-loss provisions	(184)	(153)	(131)	(150)	(101)	(128)	(135)
Other income	(14)	(26)	(11)	13	(8)	(2)	85

Profit before taxes	151	209	227	196	338	305	327

Tax on profit	2	(39)	(25)	7	(51)	(51)	(44)

Profit from continuing operations	153	170	202	203	287	254	284

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	153	170	202	203	287	254	284

Minority interests	37	41	36	1	0	0	0

Attributable profit to the Group	116	130	166	202	286	254	283

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million new mexican peso

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	18,275	18,305	(30)	(0.2)

Net fees	6,269	5,623	646	11.5
Gains (losses) on financial transactions	1,771	430	1,342	312.4
Other operating income*	(502)	(418)	(83)	19.9

Gross income	25,814	23,939	1,875	7.8

Operating expenses	(10,674)	(9,885)	(790)	8.0
General administrative expenses	(9,445)	(8,691)	(755)	8.7
Personnel	(5,036)	(4,466)	(570)	12.8
Other general administrative expenses	(4,409)	(4,225)	(184)	4.4
Depreciation and amortisation	(1,229)	(1,194)	(35)	2.9

Net operating income	15,140	14,054	1,085	7.7

Net loan-loss provisions	(4,379)	(5,943)	1,563	(26.3)
Other income	907	(656)	1,563	—

Profit before taxes	11,667	7,456	4,211	56.5

Tax on profit	(1,747)	(785)	(962)	122.6

Profit from continuing operations	9,920	6,671	3,249	48.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	9,920	6,671	3,249	48.7

Minority interests	17	1,439	(1,422)	(98.8)

Attributable profit to the Group	9,903	5,232	4,671	89.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million new mexican peso

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	6,107	6,129	6,069	5,901	5,789	5,980	6,506

Net fees	1,809	1,912	1,901	1,965	2,103	2,025	2,142
Gains (losses) on financial transactions	(16)	117	328	(190)	947	724	100
Other operating income*	(216)	(35)	(168)	(34)	(165)	(101)	(236)

Gross income	7,685	8,123	8,130	7,642	8,674	8,629	8,512

Operating expenses	(3,240)	(3,236)	(3,409)	(3,541)	(3,281)	(3,531)	(3,862)
General administrative expenses	(2,866)	(2,805)	(3,019)	(3,126)	(2,881)	(3,122)	(3,442)
Personnel	(1,481)	(1,444)	(1,540)	(1,601)	(1,649)	(1,686)	(1,702)
Other general administrative expenses	(1,385)	(1,361)	(1,479)	(1,525)	(1,232)	(1,437)	(1,740)
Depreciation and amortisation	(374)	(430)	(390)	(414)	(400)	(409)	(420)

Net operating income	4,446	4,888	4,721	4,101	5,393	5,097	4,650

Net loan-loss provisions	(2,347)	(1,918)	(1,678)	(1,851)	(1,223)	(1,506)	(1,649)
Other income	(177)	(333)	(146)	173	(93)	(20)	1,020

Profit before taxes	1,922	2,636	2,898	2,423	4,076	3,571	4,020

Tax on profit	30	(498)	(317)	95	(616)	(595)	(537)

Profit from continuing operations	1,952	2,138	2,581	2,518	3,461	2,976	3,483

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	1,952	2,138	2,581	2,518	3,461	2,976	3,483

Minority interests	473	509	456	9	6	5	6

Attributable profit to the Group	1,479	1,629	2,125	2,510	3,455	2,971	3,477

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	1,031	1,008	24	2.3

Net fees	280	256	24	9.3
Gains (losses) on financial transactions	8	25	(17)	(67.0)
Other operating income*	(14)	(11)	(3)	22.8

Gross income	1,306	1,278	28	2.2

Operating expenses	(542)	(478)	(64)	13.3
General administrative expenses	(480)	(421)	(58)	13.9
Personnel	(303)	(263)	(41)	15.5
Other general administrative expenses	(176)	(159)	(18)	11.2
Depreciation and amortisation	(62)	(57)	(5)	9.1

Net operating income	764	800	(36)	(4.5)

Net loan-loss provisions	(313)	(260)	(53)	20.3
Other income	27	(4)	31	—

Profit before taxes	478	535	(58)	(10.8)

Tax on profit	(52)	(68)	15	(22.6)

Profit from continuing operations	425	468	(42)	(9.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	425	468	(42)	(9.0)

Minority interests	103	106	(3)	(3.0)

Attributable profit to the Group	323	362	(39)	(10.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	308	349	350	348	332	356	343

Net fees	79	87	91	97	94	97	89
Gains (losses) on financial transactions	11	4	11	4	5	10	(7)
Other operating income*	(3)	(4)	(4)	(8)	(5)	(3)	(6)

Gross income	395	436	447	441	427	460	419

Operating expenses	(143)	(168)	(168)	(175)	(173)	(179)	(190)
General administrative expenses	(124)	(147)	(150)	(153)	(152)	(159)	(169)
Personnel	(75)	(95)	(93)	(98)	(93)	(102)	(108)
Other general administrative expenses	(50)	(52)	(57)	(56)	(58)	(57)	(61)
Depreciation and amortisation	(18)	(20)	(18)	(22)	(21)	(20)	(21)

Net operating income	252	269	279	266	254	281	229

Net loan-loss provisions	(111)	(83)	(66)	(56)	(87)	(91)	(135)
Other income	(7)	9	(6)	35	3	3	21

Profit before taxes	134	194	207	245	169	193	115

Tax on profit	(20)	(28)	(20)	(51)	(29)	(14)	(10)

Profit from continuing operations	114	166	187	194	140	179	106

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	114	166	187	194	140	179	106

Minority interests	25	39	42	43	33	44	26

Attributable profit to the Group	90	127	145	151	107	135	80

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	7.49	7.33	7.03	6.69	7.47	7.04	6.83

Spread loans	5.24	5.03	4.76	4.52	4.38	4.14	4.18
Spread deposits	2.25	2.30	2.27	2.17	3.09	2.90	2.65

Retail Banking Chile
Million dollars

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	1,449	1,321	128	9.7

Net fees	394	336	58	17.2
Gains (losses) on financial transactions	12	33	(21)	(64.6)
Other operating income*	(20)	(15)	(5)	31.7

Gross income	1,835	1,676	160	9.5

Operating expenses	(761)	(627)	(134)	21.4
General administrative expenses	(674)	(553)	(122)	22.0
Personnel	(427)	(345)	(82)	23.8
Other general administrative expenses	(248)	(208)	(40)	19.1
Depreciation and amortisation	(87)	(75)	(13)	17.0

Net operating income	1,074	1,049	25	2.4

Net loan-loss provisions	(440)	(341)	(99)	28.9
Other income	37	(6)	43	—

Profit before taxes	671	702	(30)	(4.3)

Tax on profit	(74)	(89)	15	(17.1)

Profit from continuing operations	598	613	(15)	(2.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	598	613	(15)	(2.5)

Minority interests	145	139	5	3.9

Attributable profit to the Group	453	474	(21)	(4.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	426	444	451	472	454	511	484

Net fees	109	111	117	131	129	139	126
Gains (losses) on financial transactions	15	4	14	6	7	15	(10)
Other operating income*	(5)	(5)	(5)	(11)	(7)	(4)	(9)

Gross income	545	553	577	598	584	660	592

Operating expenses	(197)	(213)	(217)	(237)	(237)	(257)	(268)
General administrative expenses	(172)	(187)	(193)	(208)	(208)	(229)	(238)
Personnel	(103)	(121)	(120)	(132)	(128)	(146)	(153)
Other general administrative expenses	(69)	(66)	(73)	(75)	(80)	(83)	(85)
Depreciation and amortisation	(25)	(26)	(23)	(29)	(29)	(29)	(30)

Net operating income	348	340	360	361	347	403	324

Net loan-loss provisions	(153)	(103)	(84)	(77)	(119)	(130)	(190)
Other income	(9)	12	(8)	46	4	4	30

Profit before taxes	185	249	267	330	232	277	163

Tax on profit	(27)	(36)	(26)	(68)	(40)	(20)	(14)

Profit from continuing operations	158	213	242	262	192	257	150

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	158	213	242	262	192	257	150

Minority interests	34	51	54	59	45	63	36

Attributable profit to the Group	124	163	187	204	147	193	113

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	687,354	687,350	4	0.0

Net fees	186,782	174,899	11,883	6.8
Gains (losses) on financial transactions	5,585	17,296	(11,711)	(67.7)
Other operating income*	(9,258)	(7,713)	(1,544)	20.0

Gross income	870,464	871,832	(1,368)	(0.2)

Operating expenses	(361,128)	(326,205)	(34,923)	10.7
General administrative expenses	(319,799)	(287,444)	(32,354)	11.3
Personnel	(202,295)	(179,255)	(23,039)	12.9
Other general administrative expenses	(117,504)	(108,189)	(9,315)	8.6
Depreciation and amortisation	(41,329)	(38,761)	(2,568)	6.6

Net operating income	509,336	545,627	(36,290)	(6.7)

Net loan-loss provisions	(208,624)	(177,514)	(31,110)	17.5
Other income	17,739	(2,912)	20,651	—

Profit before taxes	318,451	365,201	(46,750)	(12.8)

Tax on profit	(34,920)	(46,183)	11,263	(24.4)

Profit from continuing operations	283,531	319,017	(35,486)	(11.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	283,531	319,017	(35,486)	(11.1)

Minority interests	68,544	72,357	(3,813)	(5.3)

Attributable profit to the Group	214,987	246,661	(31,673)	(12.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	221,236	235,710	230,405	226,187	218,919	240,345	228,091

Net fees	56,453	58,778	59,668	63,338	62,186	65,194	59,402
Gains (losses) on financial transactions	7,783	2,207	7,306	2,458	3,335	6,984	(4,734)
Other operating income*	(2,399)	(2,625)	(2,689)	(5,499)	(3,188)	(2,039)	(4,031)

Gross income	283,072	294,069	294,690	286,484	281,252	310,484	278,728

Operating expenses	(102,300)	(113,160)	(110,745)	(113,954)	(114,043)	(120,868)	(126,217)
General administrative expenses	(89,250)	(99,372)	(98,822)	(99,877)	(100,067)	(107,459)	(112,273)
Personnel	(53,525)	(64,259)	(61,471)	(63,786)	(61,603)	(68,694)	(71,998)
Other general administrative expenses	(35,725)	(35,113)	(37,351)	(36,091)	(38,464)	(38,765)	(40,275)
Depreciation and amortisation	(13,050)	(13,788)	(11,923)	(14,077)	(13,976)	(13,409)	(13,944)

Net operating income	180,773	180,909	183,945	172,530	167,209	189,616	152,511

Net loan-loss provisions	(79,676)	(55,200)	(42,638)	(35,410)	(57,416)	(61,261)	(89,947)
Other income	(4,841)	6,291	(4,363)	23,611	1,849	1,805	14,086

Profit before taxes	96,256	132,000	136,944	160,730	111,642	130,159	76,649

Tax on profit	(14,136)	(18,962)	(13,085)	(33,839)	(19,302)	(9,295)	(6,323)

Profit from continuing operations	82,119	113,039	123,859	126,892	92,340	120,865	70,326

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	82,119	113,039	123,859	126,892	92,340	120,865	70,326

Minority interests	17,593	26,845	27,918	28,319	21,616	29,791	17,136

Attributable profit to the Group	64,526	86,193	95,941	98,573	70,724	91,074	53,190

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	1,825	1,720	104	6.1

Net fees	943	966	(23)	(2.4)
Gains (losses) on financial transactions	680	1,105	(424)	(38.4)
Other operating income*	187	106	81	76.0

Gross income	3,635	3,898	(262)	(6.7)

Operating expenses	(1,230)	(1,104)	(126)	11.4
General administrative expenses	(1,124)	(998)	(127)	12.7
Personnel	(733)	(655)	(78)	11.9
Other general administrative expenses	(391)	(342)	(49)	14.3
Depreciation and amortisation	(106)	(107)	1	(0.7)

Net operating income	2,405	2,793	(388)	(13.9)

Net loan-loss provisions	(130)	1	(131)	—
Other income	(44)	(18)	(26)	142.3

Profit before taxes	2,231	2,776	(545)	(19.6)

Tax on profit	(593)	(738)	145	(19.6)

Profit from continuing operations	1,638	2,038	(400)	(19.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,638	2,038	(400)	(19.6)

Minority interests	176	190	(14)	(7.4)

Attributable profit to the Group	1,462	1,848	(386)	(20.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Business volumes
Total assets	296,818	302,351	(5,532)	(1.8)
Customer loans	74,960	69,865	5,095	7.3
Customer deposits	80,869	78,125	2,745	3.5

Global Wholesale Banking
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	549	628	543	615	572	635	618

Net fees	314	318	334	322	330	325	287
Gains (losses) on financial transactions	498	280	327	256	405	128	148
Other operating income*	2	77	27	60	30	113	45

Gross income	1,364	1,303	1,230	1,252	1,337	1,201	1,098

Operating expenses	(341)	(381)	(382)	(387)	(395)	(418)	(417)
General administrative expenses	(311)	(341)	(346)	(348)	(359)	(383)	(382)
Personnel	(193)	(237)	(226)	(239)	(235)	(251)	(247)
Other general administrative expenses	(118)	(104)	(120)	(110)	(125)	(132)	(135)
Depreciation and amortisation	(31)	(40)	(36)	(39)	(35)	(35)	(35)

Net operating income	1,023	922	848	865	943	782	680

Net loan-loss provisions	48	(20)	(28)	(3)	12	(100)	(42)
Other income	(8)	(16)	5	7	(13)	(2)	(29)

Profit before taxes	1,064	886	826	869	941	681	610

Tax on profit	(279)	(239)	(221)	(234)	(242)	(183)	(168)

Profit from continuing operations	785	648	605	635	699	497	442

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	785	648	605	635	699	497	442

Minority interests	71	62	57	51	57	56	62

Attributable profit to the Group	714	586	548	584	641	441	380

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Business volumes
Total assets	254,380	274,401	302,351	284,103	274,235	284,364	296,818
Customer loans	61,001	70,606	69,865	70,577	67,996	73,448	74,960
Customer deposits	58,003	72,429	78,125	84,600	93,825	89,624	80,869

Asset Management and Insurance
Million euros

			Variation
	9M ’11	9M ’10	Amount	%
Income statement
Net interest income	220	150	70	46.7

Net fees	288	317	(29)	(9.2)
Gains (losses) on financial transactions	(1)	34	(35)	—
Other operating income*	358	290	69	23.7

Gross income	865	791	74	9.4

Operating expenses	(258)	(238)	(19)	8.0
General administrative expenses	(231)	(216)	(16)	7.3
Personnel	(129)	(120)	(9)	7.1
Other general administrative expenses	(103)	(95)	(7)	7.5
Depreciation and amortisation	(26)	(23)	(3)	14.8

Net operating income	608	552	55	10.0

Net loan-loss provisions	0	(0)	0	—
Other income	(43)	(15)	(28)	188.2

Profit before taxes	564	537	27	5.1

Tax on profit	(196)	(145)	(50)	34.6

Profit from continuing operations	369	392	(23)	(5.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	369	392	(23)	(5.9)

Minority interests	41	44	(3)	(6.0)

Attributable profit to the Group	328	348	(20)	(5.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.09.11	30.09.10	Amount	%
Business volumes
Total assets	35,041	33,091	1,950	5.9
Customer loans	448	496	(47)	(9.6)
Customer deposits	5,489	3,449	2,039	59.1

Asset Management and Insurance
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11
Income statement
Net interest income	38	52	60	82	71	74	76

Net fees	104	105	108	108	95	94	99
Gains (losses) on financial transactions	12	7	15	15	0	9	(10)
Other operating income*	89	111	89	86	122	126	110

Gross income	243	276	272	291	288	302	275

Operating expenses	(74)	(80)	(85)	(104)	(86)	(86)	(85)
General administrative expenses	(66)	(72)	(77)	(80)	(77)	(77)	(77)
Personnel	(39)	(40)	(41)	(41)	(43)	(43)	(43)
Other general administrative expenses	(27)	(32)	(37)	(39)	(35)	(34)	(34)
Depreciation and amortisation	(8)	(8)	(7)	(24)	(9)	(9)	(8)

Net operating income	169	196	187	186	202	216	190

Net loan-loss provisions	(0)	(0)	(0)	0	(0)	0	(0)
Other income	(3)	(6)	(6)	(2)	(8)	(2)	(33)

Profit before taxes	166	190	182	184	194	214	157

Tax on profit	(43)	(54)	(48)	(55)	(60)	(77)	(59)

Profit from continuing operations	122	136	134	129	133	137	98

Net profit from discontinued operations	—	—	—	—	—	—	—

Consolidated profit	122	136	134	129	133	137	98

Minority interests	14	16	14	16	14	13	13

Attributable profit to the Group	108	120	120	113	119	124	85

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11
Business volumes
Total assets	31,573	32,065	33,091	33,060	33,060	35,846	35,041
Customer loans	690	553	496	459	471	448	448
Customer deposits	533	2,419	3,449	4,100	4,617	5,336	5,489

NPL ratio
%

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11

Continental Europe	3.73	3.87	4.01	4.34	4.57	4.77	5.05

Santander Branch Network	4.65	4.78	4.90	5.52	5.99	6.73	7.70
Banesto	3.13	3.49	3.83	4.11	4.31	4.54	4.69
Santander Consumer Finance	5.12	5.23	5.13	4.95	4.63	4.42	4.29
Portugal	2.32	2.40	2.43	2.90	3.03	3.25	3.78
Retail Poland (BZ WBK)						6.43	6.26

United Kingdom	1.88	1.85	1.77	1.76	1.75	1.82	1.88

Latin America	4.18	4.13	4.15	4.11	4.01	4.20	4.10

Brazil	5.04	5.01	4.97	4.91	4.85	5.05	5.05
Mexico	1.86	1.77	2.20	1.84	1.58	2.45	1.78
Chile	3.36	3.31	3.58	3.74	3.80	3.65	3.63

Sovereign	5.14	5.11	4.80	4.61	4.15	3.76	3.22

Operating Areas	3.32	3.35	3.39	3.53	3.59	3.76	3.84

Spain	3.59	3.71	3.88	4.24	4.57	4.81	5.15

NPL coverage
%

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11

Continental Europe	74	71	75	71	67	65	62

Santander Branch Network	59	53	55	52	50	47	41
Banesto	61	58	60	54	52	52	53
Santander Consumer Finance	108	111	122	128	122	128	132
Portugal	64	65	69	60	62	62	53
Retail Poland (BZ WBK)						67	69

United Kingdom	46	46	48	46	45	41	40

Latin America	107	105	103	104	107	105	102

Brazil	100	98	98	101	104	102	100
Mexico	268	257	199	215	234	165	176
Chile	99	97	94	89	89	89	88

Sovereign	65	67	72	75	82	85	93

Operating Areas	75	74	77	75	73	71	69

Spain	68	64	65	58	53	49	46

Spreads loans and deposits
%

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11

Santander Branch Network
Spread loans	2.10	1.94	1.83	1.83	1.90	1.97	2.03
Spread deposits	0.50	0.10	0.04	0.06	0.05	0.56	0.35

SUM	2.60	2.04	1.87	1.89	1.95	2.53	2.38

Retail Banking Banesto
Spread loans	2.02	2.00	1.92	1.99	2.03	2.08	2.12
Spread deposits	0.18	(0.35)	(0.51)	(0.52)	(0.36)	0.12	0.42

SUM	2.20	1.65	1.41	1.47	1.67	2.20	2.54

Santander Consumer Finance
Spread loans	5.90	6.19	6.72	6.94	6.69	5.99	5.98

Retail Banking Portugal
Spread loans	1.76	1.82	1.82	1.88	1.96	2.06	2.15
Spread deposits	0.09	0.10	0.21	0.23	0.12	(0.31)	(0.47)

SUM	1.85	1.92	2.03	2.11	2.08	1.75	1.68

Retail Banking United Kingdom
Spread loans	2.05	2.13	2.20	2.28	2.34	2.35	2.42
Spread deposits	(0.06)	(0.14)	(0.17)	(0.25)	(0.30)	(0.38)	(0.45)

SUM	1.99	1.99	2.03	2.03	2.04	1.97	1.96

Retail Banking Brazil
Spread loans	15.26	15.29	14.73	14.29	14.72	15.05	14.23
Spread deposits	0.87	0.94	1.08	1.13	1.12	1.12	1.18

SUM	16.13	16.23	15.81	15.42	15.84	16.17	15.41

Retail Banking Mexico
Spread loans	10.03	9.50	9.20	8.93	8.58	8.40	8.27
Spread deposits	2.05	1.92	2.03	2.05	2.09	2.04	1.99

SUM	12.08	11.42	11.23	10.98	10.67	10.44	10.26

Retail Banking Chile
Spread loans	5.24	5.03	4.76	4.52	4.38	4.14	4.18
Spread deposits	2.25	2.30	2.27	2.17	3.09	2.90	2.65

SUM	7.49	7.33	7.03	6.69	7.47	7.04	6.83

Retail Banking Sovereign
Spread loans	1.94	1.96	2.04	2.08	2.16	2.24	2.22
Spread deposits	0.94	0.99	0.62	0.53	0.78	0.66	0.40

SUM	2.88	2.95	2.66	2.61	2.94	2.90	2.62

Risk-weighted assets
Million euros

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11

Continental Europe	255,020	259,823	258,576	255,254	247,738	252,424	249,316

Santander Branch Network	75,956	75,468	73,076	70,438	67,886	64,870	62,006
Banesto	61,027	61,112	59,039	57,914	53,818	52,122	53,885
Santander Consumer	50,004	51,487	55,131	56,991	60,103	60,175	59,586
Portugal	23,360	23,430	23,181	23,417	22,339	22,412	22,396
Retail Poland (BZ WBK)						9,353	7,677

United Kingdom	80,108	85,512	83,765	86,018	84,610	83,814	87,650

Latin America	148,152	164,467	166,518	176,073	171,431	176,039	155,566

Brazil	88,258	99,074	101,036	107,267	105,612	109,717	92,448
Mexico	19,833	21,548	22,099	22,325	21,786	22,537	19,745
Chile	19,752	21,904	22,687	24,175	23,217	23,520	21,191

Sovereign	44,225	49,278	38,737	38,811	36,562	36,260	37,001

Operating Areas	527,505	559,080	547,596	556,155	540,341	548,537	529,533

Corporate Activities	40,044	42,438	46,097	48,730	33,695	31,942	29,254

Total	567,549	601,518	593,693	604,885	574,036	580,480	558,787

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 31, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President